Exhibit 99.2

Execution Version

SECURITIES PURCHASE AGREEMENT

by and between

ALGONQUIN POWER & UTILITIES CORP.,

as Seller

and

ALTIUS RENEWABLES, ULC,

as Buyer

dated as of August 9, 2024

Section 4.1	Organization	64

i

(Continued)

(Continued)

(Continued)

Exhibits

Exhibit A	Applicable Accounting Principles
Exhibit B	Reference Balance Sheet
Exhibit C	Project Expenditures Budget
Exhibit D	[Reserved]
Exhibit E	Form of Transition Services Agreement
Exhibit F	Form of Class B Guaranty
Exhibit G	[Reserved]
Exhibit H	Form of Amendments to Limited Liability Company Agreements
Exhibit I	Form of Bill of Sale or Assignment and Assumption Agreement
Exhibit J	Form of Earnout Agreement
Exhibit K	Form of Self-Monetization LLCA Amendments

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT, dated as of August 9, 2024 (this “Agreement”), is by and between Algonquin Power & Utilities Corp., a corporation existing under the laws of Canada (“Seller”), and Altius Renewables, ULC, an unlimited liability corporation incorporated under the laws of Alberta (“Buyer”).

RECITALS

WHEREAS, Seller owns 100% of the issued and outstanding units (the “Purchased Interests”) of Algonquin Power Co., a trust existing under the laws of Ontario (the “Company”); and

WHEREAS, Seller wishes to sell to Buyer, and Buyer wishes to purchase from Seller, the Purchased Interests.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1          Certain Defined Terms. For purposes of this Agreement:

“Action” means any claim, action, suit, audit, investigation, inquiry, mediation, arbitration or proceeding by or before any Governmental Authority.

“Adjustment Indebtedness” means, as of the Measurement Time, without duplication (including with respect to any other purchase price adjustments contemplated herein), the principal amount, plus any related accrued and unpaid interest, fees and prepayment premiums or penalties, of: (i) Indebtedness of any member of the Consolidated Group and (ii) Indebtedness related to VWH, the EBR Project and the Red Lily Project calculated on a pro rata basis in accordance with the Applicable Accounting Principles.  Notwithstanding the foregoing, “Adjustment Indebtedness” does not include (A) any intercompany obligations solely between or among Seller, the Consolidated Group or with the Company Group, VWH, the EBR Project or the Red Lily Project, (B) the Intercompany Financing Agreement, (C) the Promissory Note by and between Algonquin Power (Canada) Holdings Inc. and Seller, dated as of July 16, 2023, as may be amended or modified from time to time, (D) Tax obligations (except as described in clause (vii) of the definition of “Indebtedness”), (E) trade payables and accrued expenses arising in the ordinary course of business reflected as current liabilities in Net Working Capital, (F) any amounts with respect to the Construction Projects Outstanding Obligations Amount, (G) any Indebtedness attributable to the Blue Hill Project, (H) the Specified Funded Indebtedness, (I) obligations with respect to any undrawn and unpaid amounts under any letters of credit, performance bonds or guarantees that are released at Closing, (J) obligations under any interest rate, currency or other hedging agreement (including any energy or commodity hedging or offtake arrangements (other than forward Contracts with respect to the purchase of RECs in effect as of the date hereof and made available to Buyer)) to the extent reflected in the Seller Model, (K) any earned but unpaid compensation (including salary, bonuses and paid time off) for any period prior to the Closing or that becomes earned or otherwise due as a result of the occurrence of the Closing, (L) any Indebtedness arising under any Contract entered into by any member of the Company Group or the Non-Controlled Joint Ventures Group that Buyer has approved in writing between the date hereof and the Measurement Time, (M) Indebtedness in the form of tracking account balances that are reflected in the Seller Model, provided, that, if, as of the Measurement Time, (x) the actual tracking account balances are, in the aggregate, less than the amount set forth on Schedule 1.1-AI(M) of the Disclosure Schedules, then the Adjustment Indebtedness shall be decreased dollar-for-dollar by the amount of such difference or (y) the actual tracking account balances are, in the aggregate, greater than the amount set forth on Schedule 1.1-AI(M) of the Disclosure Schedules, then the Adjustment Indebtedness shall be increased dollar-for-dollar by the amount of such difference, (N) any obligations to pay the deferred purchase price of property or services and any “earn-out” payments or other contingent payments, in each case, to the extent included in the Seller Model and listed on Schedule 1.1-AI(N) of the Disclosure Schedules, and (O) any Indebtedness expressly contemplated by (and incurred pursuant to the applicable terms of this Agreement in connection with) the Operating Project CapEx Budget and reflected as current liabilities in Net Working Capital.

“Acceptable Banks” means, collectively, Banco Santander, S.A., Bank Of Montreal, BMO Capital Markets Corp., Mizuho Bank, Ltd., MUFG Bank, Ltd., National Bank of Canada and The Bank Of Nova Scotia.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with, such first Person, provided, that with respect to Buyer, prior to Closing, “Affiliate” shall not include the Company Group or the Non-Controlled Joint Ventures Group.

“Ancillary Agreements” means the Transition Services Agreement and the Earnout Agreement.

“Applicable Accounting Principles” means the accounting principles, practices, assumptions, conventions, methods and policies as set forth on Exhibit A.

“Base Purchase Price” means $2,280,000,000.

“Blue Hill Project” means the wind-powered, electric generation facility with a capacity of approximately 177 MW located near the town of Herbert in Saskatchewan, Canada.

“Business Day” means any day other than a Saturday, a Sunday or any other day on which the Federal Reserve Bank of New York is closed or on which banks are generally not open for business in the City of Toronto, Ontario, Canada.

“Buyer Limited Guarantee” means the guarantee issued by Buyer Parent as of the date hereof.

“Buyer Material Adverse Effect” means any event, change, occurrence or effect that would prevent, materially delay or materially impede the performance by Buyer of its obligations under this Agreement or the consummation by Buyer of the transactions contemplated hereby.

“Buyer Parent” means LS Power Equity Partners Renewable V AIV, L.P., a Delaware limited partnership.

“Carvers Creek Holdco” means Carvers Creek Holdco, LLC, a Delaware limited liability company.

[Redacted – Commercially Sensitive Information – Definition in Respect of Tax Equity Funding Mechanics]

“Carvers Creek Project” means the integrated solar-powered, electric generation project with an expected capacity of approximately 150 MW located in Gloucester County, Virginia.

“Carvers Creek Tax Equity Amount” [Redacted – Commercially Sensitive Information – Tax Equity Funding Mechanics].

“Carvers Creek Tax Equity Documents” means those Tax Equity Documents listed under the heading “Carvers Creek” on Schedule 1.1-TED of the Disclosure Schedules.

“Cash” means, as of the Measurement Time, calculated in accordance with the Applicable Accounting Principles, the lesser of (i) the sum of all cash, cash equivalents and marketable securities held by the Consolidated Group, VWH, the Blue Hill Project, the EBR Project and the Red Lily Project, including (a) all outstanding security, customer or other deposits that, in each case, have been posted by a member of the Consolidated Group, VWH, the Blue Hill Project, the EBR Project and the Red Lily Project and (b) all uncashed and uncleared checks, drafts and wires received by the Consolidated Group, VWH, the Blue Hill Project, the EBR Project and the Red Lily Project and (ii) $95,000,000.  For the avoidance of doubt, (w) Cash associated with VWH, the Blue Hill Project, the EBR Project and the Red Lily Project shall be calculated on a pro rata basis in accordance with the Applicable Accounting Principles, (x) any cash collateral associated with project loans shall be used to offset the payoff of any such project loans at the Closing, provided, that any such cash collateral so used shall be excluded from “Cash” hereunder, (y) Cash associated with each Tax Equity Company shall be calculated on the basis of the cash allocations between  the applicable Tax Equity Investor and the applicable member of the Company Group or Non-Controlled Joint Ventures Group in accordance with the Applicable Accounting Principles and (z) the EPC Dispute Reserve Amount shall be excluded from Cash.

“Class A Member” has the meaning set forth in the applicable agreement set forth on Schedule 5.12 of the Disclosure Schedules.

“Class B Member” has the meaning set forth in the applicable agreement set forth on Schedule 5.12 of the Disclosure Schedules.

“Clearview Project” means the integrated solar-powered, electric generation project with an expected capacity of approximately 144 MW located in Champaign County, Ohio.

“Clearview Tax Equity Amount” means the amount set forth on Schedule 1.1-CTEA of the Disclosure Schedules.

“Closing Certificate” means any certificate or other instrument contemplated by or delivered in connection with this Agreement (other than the Ancillary Agreements).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Group” means, collectively, the Company, the Controlled Joint Ventures and each of their respective Subsidiaries; provided, that “Company Group” shall not include the Non-Controlled Joint Ventures and their respective Subsidiaries.

“Competition Act” means the Competition Act (Canada), as amended, and includes the regulations promulgated thereunder.

“Competition Act Clearance” means that, in connection with the transactions contemplated by this Agreement, either: (i) the applicable waiting period under subsection 123(1) of the Competition Act shall have expired or have been waived in accordance with subsection 123(2) of the Competition Act or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with paragraph 113(c) of the Competition Act; or (ii) the Commissioner shall have issued an Advance Ruling Certificate under Section 102 of the Competition Act in respect of the transactions contemplated by this Agreement.

“Confidentiality Agreement” means that certain Confidentiality and Non-Disclosure Agreement, dated as of November 20, 2023, by and between Algonquin Power & Utilities Corp. and LS Power Equity Advisors, LLC, as may be amended or otherwise modified from time to time.

“Consolidated Group” means the Company and any other Person whose financial statements are required, as at the applicable time, to be consolidated with the Company’s financial statements consistent with the accounting practices, principles, and methodologies as were used in the preparation of the Business Financial Statements, which, as of the date hereof, include those Persons set forth on Schedule 1.1(a) of the Disclosure Schedules.

“Construction Costs” means, with respect to the Construction Projects, without duplication, any costs or Liabilities with respect to (a) interconnection of such Construction Projects (including the studies, permitting, construction, start-up and testing in respect thereof), (b) development or similar fees, (c) module supply, (d) development, engineering, procurement (including in respect of an initial set of spares and consumables), construction, start-up, testing and other activities to achieve Final Completion and (e) land acquisition (such activities described in the foregoing clause (a), clause (c), clause (d) and clause (e), “Construction”), in each case (to the extent applicable), net of any delay liquidated damages payable by any Person to the Project Company with respect to such Construction Project prior to the Measurement Date.  For the avoidance of doubt, Construction Costs shall not include any Liabilities incurred in connection with the operation of a Construction Project from and after the achievement by such Construction Project of Final Completion.

“Construction Projects Outstanding Obligations Amount” means, without duplication, with respect to the Construction Projects, an amount equal to the aggregate amount of any (a) Construction Costs, plus (b) any other Liabilities to third parties associated with Construction, plus (c) to the extent not included in clause (a) or (b) above, subject to Section 5.27, any and all expenditures of Buyer or its Affiliates made in connection with the Construction of the Construction Projects, in each case, calculated for each Construction Project as of its applicable date of Final Completion and in accordance with the Applicable Accounting Principles.  For the avoidance of doubt, any intercompany obligations between the any member of the Company Group that directly owns any Construction Projects, on the one hand, and any other member of the Company Group, on the other hand, shall be excluded from the calculation of the Construction Projects Outstanding Obligations Amount.

“Construction Projects” means, as of the date hereof, the Projects set forth on Schedule 1.1(c) of the Disclosure Schedules.

“Contract” shall mean any legally binding lease, mortgage, security contract, contract, binding offer, license, arrangement, option, instrument or other agreement, other than a Permit or Employee Plan.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “Controlled” and “Controlling” have meanings correlative thereto.

“Controlled Affiliates” means, in respect of Buyer, (a) Buyer Parent and (b) any Person which is Controlled by Buyer Parent and in which Buyer Parent owns 50% or more of the economic and voting interests.

“Controlled Joint Ventures” means the entities set forth on Schedule 1.1(d) of the Disclosure Schedules.

“Conversion Rate” means (a) with respect to any calculation to be undertaken in respect of the calculation of the Estimated Purchase Price or any of its constituent components, the prevailing U.S. Dollar to Canadian Dollar exchange rate in effect as published by the Bank of Canada for the Business Day that is five Business Days prior to the Closing Date, (b) with respect to any calculation to be undertaken in respect of the calculation of any adjustment to the Estimated Purchase Price or any of its constituent components as contemplated by Section 2.3 (other than (i) the amount of the Existing Company Notes or (ii) with respect to the adjustment in Section 2.3(i)), the prevailing U.S. Dollar to Canadian Dollar exchange rate in effect as published by the Bank of Canada for the Closing Date, (c) with respect to any calculation to be undertaken in respect of the calculation of any adjustment to the amount of the Existing Company Notes, if there is a currency hedge rate set forth in such Existing Company Note, then such currency hedge rate in effect for the Business Day at the applicable time; otherwise, the prevailing U.S. Dollar to Canadian Dollar exchange rate in effect as published by the Bank of Canada for the Business Day immediately prior to the ECN Redemption Date and (d) with respect to any other calculation not included in clauses (a) through (c) above, the prevailing U.S. Dollar to Canadian Dollar exchange rate in effect as published by the Bank of Canada for the Business Day prior to the date such calculation is undertaken.

“Debt Commitment Letter” means that certain debt commitment letter dated as of the date hereof, including all annexes, exhibits and other attachments thereto and all related fee letters dated as of the date hereof between the Financing Entities and Buyer.

“Development Projects” mean any Projects that are not Construction Projects or Operating Projects.

“Development Projects Adjustment Amount” means the aggregate amount across all Development Projects calculated, with respect to each Development Project, as the difference, which may be positive or negative, of (a) the aggregate of all costs budgeted on the Development Projects Budget with respect to such Development Project, minus (b) the aggregate of all costs paid with respect to such Development Project, in each case, during the period commencing on the date hereof and ending on (and including) the earlier of (i) the Closing Date and (ii) December 31, 2024 (with the budgeted amounts for the month including such period ending date prorated based on the number of days expired in such month prior to and excluding the day on which such period ends).

“Development Projects Budget” means a budget relating to the development of the Development Projects for the period of time between the date of this Agreement and the Locked Box Date and attached hereto as Exhibit C-1, as the same may be modified from time to time in accordance with Section 5.1(d).

“Development Projects Credit Amount” means the amount set forth on Schedule 1.1-DPCA of the Disclosure Schedules.

“Development Projects 2025 Pre-Locked Box Spending Amount” means, if the Closing Date has not occurred on or prior to December 31, 2024, the aggregate amount of all costs and expenses paid with respect to the Development Projects to the extent contemplated in the Development Projects Budget or otherwise approved by Buyer in writing (including, without limitation, for purposes of development, construction and/or operation thereof or in connection with any operating or capital expenditures required by any Subsidiaries, Controlled Joint Ventures or Non-Controlled Joint Ventures) during the period commencing on January 1, 2025 and ending on the Measurement Time.  For avoidance of doubt, any costs or expenses paid with respect to the Development Projects that are not contemplated in the Development Projects Budget or otherwise approved in writing by Buyer hereunder shall not be included in the Development Projects 2025 Pre-Locked Box Spending Amount for any purpose hereof or otherwise result in any adjustment to the Purchase Price hereunder.

"Disclosure Schedules” means the schedules setting forth certain disclosures of Seller, or qualifications or exceptions to Seller’s representations or warranties set forth in Article III, which schedules are delivered simultaneously with the execution and delivery of this Agreement.

“Earnout Agreement” means the Earnout Agreement in the form of Exhibit hereto.

“Easement Real Property” means all real property in which a member of the Company Group or the Non-Controlled Joint Ventures Group holds an Easement, including buildings, structures and improvements owned by such member of the Company Group or the Non-Controlled Joint Ventures Group and located thereon, fixtures owned by the Seller and contained therein and appurtenances thereto.

“Easements” means all easements, rights-of-way, servitudes, surface use rights, rights of use, rights of way and similar rights.

“EBR Project” means the wind-powered, electric generation facility with a capacity of approximately 24 MW located in Quebec, Canada.

“ECN Redemption Date” means the date on which the Existing Company Notes are to be redeemed as indicated in the notice delivered by the Company in accordance with Section 5.19.

“Encumbrance” means any charge, claim, mortgage, lien, license, option, pledge, hypothec, security interest, restrictive covenants, options, rights of first refusal or offer, title defects or other encumbrances (including any conditional sale or title retention agreement, any lease in the nature thereof, any profits interest, earn-out right or similar right) or restrictions (including on transfer) of any kind (not including any license of Intellectual Property).

“Environmental Attributes” means any and all credits, benefits, emissions reductions, offsets, attributes and allowances of any kind (including all RECs), howsoever entitled, attributable to a Project or the electric energy, capacity or other generator-based products produced therefrom, including (a) any avoided emissions of pollutants to the air, soil or water, such as sulfur oxides, nitrogen oxides and carbon monoxide, and any rights related thereto, (b) any avoided emissions of methane, carbon dioxide and other “greenhouse gases” that have been determined by the United Nations Intergovernmental Panel on Climate Change or any other governmental, quasi- governmental or non-governmental agency or body to contribute to the actual or potential threat of altering the Earth’s climate by trapping heat in the atmosphere, and any rights related thereto, (c) any reporting rights relating to the reduction of “greenhouse gases” under Section 1605(b) of the National Energy Policy Act of 1992 or under any other federal, state, provincial, local or foreign law, rule or regulation related to the reduction of air pollutants or “greenhouse gases” or the trading of emissions or emissions credits, including so-called “green tags” or “green certificates,” and (d) any credits, certificates or similar instruments issued pursuant to a federal, state or provincial renewable portfolio standard or analogous program.

“Environmental Laws” means any Laws of any Governmental Authority relating to pollution or protection of the environment, natural resources or to human health or safety (in the case of human health or safety, as it relates to exposure to Hazardous Materials).

“Environmental Permits” means all Permits under any Environmental Law.

“EPC Dispute Reserve Account” means the account that holds the funds consisting of the EPC Dispute Reserve Amount.

“EPC Dispute Reserve Amount” means [Redacted – Commercially Sensitive Information – Negotiations with Third Party].

“Equity Commitment Letter” means that certain executed equity commitment letter dated as of the date hereof between Buyer Parent and Buyer.

“Equity Interests” means: (a) any partnership interests; (b) any membership interests or units; (c) any shares of capital stock; (d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing entity; (e) beneficial interests or units in trusts; (f) preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities (including convertible debt securities) or other binding arrangements or agreements relating to issued or unissued equity or ownership interests or any other securities or obligations convertible or exchangeable into or exercisable for, or giving or entitling any Person to purchase or otherwise acquire any interests described in the foregoing clauses (a) through (e); (g) any other equity securities or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any Equity Interests of any other Person, and any securities evidencing such right; or (h) any other interest classified pursuant to applicable Law as an equity security of a Person.

“ERCOT” means the Electric Reliability Council of Texas Inc. or any successor thereof.

“ERCOT Protocols” means the document adopted by ERCOT, including any attachments or exhibits referenced therein, as amended from time to time, that contains the scheduling, operating, planning, reliability, and settlement (including registration) policies, rules, guidelines, procedures, standards, and criteria of ERCOT.  The version of the ERCOT Protocols in effect at the time of the performance or non-performance of an action shall govern with respect to that action.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any person that for purposes of Title IV of ERISA or Section 412 of the Code would be deemed at any relevant time to be a single employer or otherwise aggregated with the Company under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Estimated Purchase Price” means (i) the Base Purchase Price, plus (ii) the Estimated Cash, plus (iii) the Estimated Net Working Capital Adjustment, minus (iv) the Estimated Adjustment Indebtedness, minus (v) the Estimated Specified Funded Indebtedness, minus (vi) the Estimated Transaction Expenses, if any, minus (vii) the Estimated Construction Projects Outstanding Obligations Amount, if any, minus, as applicable (viii) the Estimated Development Projects Adjustment Amount, plus (ix) the Estimated Carvers Creek Tax Equity Amount, minus (x) the Clearview Tax Equity Amount, minus (xi) [Redacted - Commercially Sensitive Information - Negotiations with Third Party] minus (xii) the Estimated Leakage Amount, if any, plus (xiii) the Estimated Locked Box Period Development Expenditures Amount, if any, plus (xiv) the Estimated Development Projects 2025 Pre-Locked Box Spending Amount, if any, minus (xv) the Development Projects Credit Amount, minus (xvi) the Estimated Heller RNG Sale-Leaseback Amount, minus (xvii) the Norswiss Tax Equity Amount, minus (xviii) the Estimated Property Tax Amount.

“EWG” means an “exempt wholesale generator,” as such term is defined in Section 1262(6) of PUHCA, 42 U.S.C. § 16451(6), and the FERC’s regulations at 18 C.F.R. §§ 366.1 and 366.7.

“Existing Company Notes” means, collectively, (a) the 4.09% Senior Unsecured Debentures due February 17, 2027, (b) the 4.60% Senior Unsecured Debentures due January 29, 2029 and (c) the 2.85% Senior Unsecured Debentures due July 15, 2031.

“FCC Radio License Transfer” means the application to the Federal Communications Commission for the transfer of the radio licenses held as of the date hereof with respect to the Sandy Ridge I Project and the Sanger Project.

“FERC” means the Federal Energy Regulatory Commission and its successors.

“FERC 203 Approval” means authorization of FERC under Section 203 of the FPA, as amended, including the rules and regulations promulgated thereunder, for the transactions contemplated by this Agreement that has been issued and is in full force and effect.

“Final Completion” means the date on which a Construction Project has achieved “final completion” (howsoever denominated) under its material engineering procurement and/or construction Contracts or offtake Contracts, all claims, disputes and other Actions associated therewith have been fully and finally resolved, all punch-list work has been completed and all Encumbrances claimed by any Person arising from construction work on such Construction Project have been waived or released.

“Final Determination” means a determination made by a Governmental Authority (including pursuant to a settlement) where all rights to object to or appeal from the determination (including any right to obtain relief under a competent authority or similar process) have been exhausted or have expired.

“Financing” means, collectively, the Debt Financing and the Equity Financing.

“Financing Entities” shall mean the parties to the Debt Commitment Letter (other than Buyer) and any joinder agreements, indentures or credit agreements relating thereto.

“Financing Proceeding” means any Action involving the Financing Entities or any of their Affiliates arising out of, or relating to, the transactions contemplated hereby, any commitment to provide the Debt Financing or the performance of services thereunder.

“FPA” means the Federal Power Act of 1920, as amended, and all rules and regulations adopted thereunder.

“Fraud” means, with respect to any Person, actual and intentional (and not constructive) misrepresentation of a fact by such Person with respect to the making of the representations and warranties in Article III or Article IV (as applicable) or in a Closing Certificate (in each case, as qualified by the Disclosure Schedules set forth in Article III or Article IV) with the actual knowledge (as opposed to imputed or constructive knowledge or knowledge that could have been obtained after inquiry, or recklessness or negligence) of such Person that such representation was false when made and that was made with the specific intent to induce the Person to whom such representation was made (the “Recipient”) to enter into or consummate the transactions contemplated by this Agreement and upon which the Recipient has reasonably relied to its detriment; provided, that, in each case, such Fraud shall only be deemed to exist if Seller (or Buyer, in the case of Article IV) had actual knowledge (as opposed to having imputed or constructive knowledge or knowledge that could have been obtained after inquiry) that the representations and warranties made by such Person pursuant to, (a) in the case of Seller, Article III (as qualified by the Disclosure Schedules as set forth in Article III) or in a Closing Certificate or (b) in the case of Buyer, Article IV (as qualified by the Disclosure Schedules as set forth in Article III) or in a Closing Certificate were false when made, with the specific intention that the Recipient rely thereon to their detriment; provided, further, that “Fraud” does not include equitable fraud, promissory fraud, unfair dealings fraud or any fraud based on negligence or recklessness.

“FUCO” means “foreign utility company” as such term is defined in Section 1262(6) of PUHCA, 42 U.S.C. § 16451(6), and the FERC’s regulations at 18 C.F.R. §§ 366.1 and 366.7.

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Governmental Authority” means any Canadian, United States or non-U.S., and non-Canadian national, federal, provincial, territorial, state, municipal or local governmental, regulatory or administrative authority, agency, board, tribunal, branch, division or commission or any judicial or arbitral body of competent jurisdiction, in each case, and any successor thereto and including NERC, FERC, PJM, ERCOT, the Midwest Independent System Operator, the California Independent System Operator, NYISO and the IESO.

“Hazardous Materials” means any material, substance, waste, pollutant, contaminant or chemical that is regulated under, or defined, listed, characterized, designated or classified as a pollutant, contaminant, hazardous, toxic or radioactive under or pursuant to, any Environmental Law, including any petroleum or any derivative or byproduct thereof, asbestos, or asbestos containing material, per- and polyfluoroalkyl substances or polychlorinated biphenyls.

“Heller RNG Project” means the biogas production facility with a capacity of approximately 90 MMBtu/d located in Alma Center, Wisconsin.

“Heller RNG Sale-Leaseback Amount” [Redacted – Commercially Sensitive Information – Information Related to Operational Matter of a Project].

“Identified Spares” means those certain spare parts for Vestas V110 wind turbines constituting 3 sets of nacelles, hubs and blade sets, as more particularly described on Schedule 1.1-IS of the Disclosure Schedules.

“IESO” means the Independent Electricity System Operator of the Province of Ontario.

“Income Tax” means any U.S. or Canadian federal, provincial, state or local income Tax or other Tax based on, or determined by reference to, profits, net profits, net income, or other similar measures (together, in each case, with any interest, penalties or additions with respect thereto, but excluding, in each case, for the avoidance of doubt, any Transfer Taxes, ad valorem, property, gross receipts, excise, sales, use, goods and services, severance, production, utility, or other similar Taxes).

“Indebtedness” means: (i) indebtedness for borrowed money; (ii) indebtedness evidenced by any note, bond, debenture or other debt security; (iii) reimbursement obligations under letters of credit or performance bonds, in each case, only to the extent drawn; (iv) any obligations to pay the deferred purchase price of property or services (including “earn-out” payments or other contingent payments) including under any conditional sale or title retention agreement, except trade accounts payable and other liabilities arising in the ordinary course of business included in the calculation of Net Working Capital as a liability; (v) net settlement amounts under any derivative or hedging arrangements (including any swap, collar, cap or other Contract with the principal purpose of benefitting from, reducing or eliminating interest rate, foreign currency or commodity price fluctuation risk), provided, that such derivative or hedging arrangements shall not be deemed to be “settled” by virtue of the consummation of the transactions contemplated hereunder; (vi) any finance lease obligations; (vii) any unfunded or underfunded Liabilities pursuant to any pension, retirement or nonqualified deferred compensation plan or arrangement, any contributions (other than an employee contribution) required to be made under any Employee Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code for any periods prior to the Closing that have not been remitted to such plan prior to the Closing, any unpaid severance obligations with respect to any employee terminated prior to the Closing, and any earned but unpaid compensation (including salary, bonuses and paid time off) for any period prior to the Closing or that becomes earned or otherwise due as a result of the occurrence of the Closing, in each case, together with the employer portion of any payroll, employment or similar Taxes, if any, associated therewith, and calculated in accordance with the Applicable Accounting Principles; (viii) indebtedness in the form of tracking account balances; and (ix) any obligation in the nature of a guarantee of any of the foregoing.

“Indigenous Group” means any Band (as such term is defined in the Indian Act (Canada)), First Nation, Inuit people, Métis person or people, aboriginal person or people, native person or people, indigenous people, any Person or group asserting or otherwise claiming an aboriginal or treaty right, including aboriginal title or any other aboriginal interest, and any Person or group representing, or purporting to represent, any of the foregoing.

“Intellectual Property” means: (a) trademarks and service marks, and registrations and applications therefor; (b) patents and patent applications; (c) copyrights, and registrations and applications therefor, (d) industrial designs, and registrations and applications therefor; and (e) trade secrets.

“Intercompany Financing Agreement” means that certain Financing Agreement, dated as of November 23, 2022, by and among Algonquin Power & Utilities Corp., Liberty Utilities Co. and Algonquin Power Co., as may be amended or otherwise modified from time to time.

“International Trade Laws” means all applicable (i) U.S. and non-U.S. export control laws and regulations, including but not limited to the United States Export Administration Act, International Emergency Economic Powers Act, the Export Control Reform Act of 2018, and their implementing Export Administration Regulations, the Arms Export Control Act and its implementing International Traffic in Arms Regulations, the Export and Import Permits Act (Canada) and any regulations thereunder, and the Defence Production Act (Canada) and any regulations thereunder; (ii) U.S. and non-U.S. laws, regulations or restrictive measures relating to economic or trade sanctions or embargoes, including those administered or enforced by the U.S. Department of Treasury Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, and the U.S. Department of Commerce, Global Affairs Canada, Public Safety Canada, or any other relevant governmental authority; and (iii) anti-boycott regulations (including those administered by the U.S. Department of Commerce and the U.S. Department of Treasury), U.S. and non-U.S. laws, statutes, rules, regulations, judgments, orders (including executive orders), decrees or restrictive measures relating to economic, financial or trade sanctions, export control or anti-boycott measures administered, enacted or enforced by a relevant Sanctions Authority, as well as applicable customs laws.

“Investment Canada Act” means the Investment Canada Act (Canada), as amended, and includes the regulations promulgated thereunder.

“Investment Canada Act Approval” means, in respect of the transactions contemplated by this Agreement, that Buyer shall have received written evidence from the responsible Minister under the Investment Canada Act that the Minister is satisfied, or the responsible Minister under the Investment Canada Act is deemed to be satisfied, that the transactions contemplated by this Agreement are likely to be of net benefit to Canada pursuant to the Investment Canada Act.

“IRS” means the Internal Revenue Service of the United States.

“ITC” means the energy credits pursuant to section 48 and section 48E of the Code.

“Joint Venture” means the Controlled Joint Ventures, the Non-Controlled Joint Ventures and their respective Subsidiaries.

“Key Project Document” means any (a) material Contract that is related to the development, design, engineering, construction, equipment supply, maintenance, repowering, repair or operation of a Project or Project(s) (including material warranty agreements and performance guarantee agreements, operation and maintenance agreements and purchase orders or similar Contracts), (b) material Contract that is to effect a physical or financial sale, exchange or transfer of any output or attributes related to the output of a Project or Project(s), whether directly or indirectly, including any electricity, Environmental Attributes, capacity, ancillary services, resource adequacy or similar products (including, for purposes of this clause (b), any hedge, call, revenue put, swap, collar or option agreement as well as any forward capacity commitments assumed through auctions administered by NYISO, ISO-NE or PJM), (c) Contract that relates to interconnection, transmission, dispatch or marketing services or participation in markets related to the output or attributes of any Project, (d) Contract that is a common or shared facilities agreement, build-out agreement or non-interference agreement related to a Project or Project(s), (e) Contract that is for property tax abatement, property tax value limitation or “PILOT” agreement affecting a Project or Project(s) or the real property on which a Project or Project(s) are located, (f) Contract that is an interest rate or currency cap, swap, option or collar agreement or other derivative or hedging arrangement affecting any member of the Company Group or Non-Controlled Joint Ventures Group, (g) material Contract that is a Real Property Contract or (h) Contract that is an arrangement pursuant to which a Person provides “tax equity” financing for the benefit of a Project or Project(s) (including through the transfer of ITC or PTC) or affecting any member of the Company Group or the Non-Controlled Joint Ventures Group.

“Knowledge of Seller” means the actual (but not constructive or imputed) knowledge of each individual listed in Schedule 1.1(e) of the Disclosure Schedules after reasonable inquiry of each such individual’s direct reports.

“Law” means any statute, law, ordinance, regulation, rule, code, by-law, decree or Order of any Governmental Authority or any principle of common law or equity.

“Leakage” means, without duplication, the aggregate amount of all payments or transfers of cash, assets or properties (tangible or intangible) (which amount shall be the fair market value of such assets or properties) or any cost, expense, commitment or Liability incurred or made, directly or indirectly, by or from any member of the Company Group or the Non-Controlled Joint Ventures Group during the Locked Box Period (if any) in connection with any of the following:

(a)          any dividend, distribution or other payment (whether in cash or in kind) declared, paid or made, or any repurchase, repayment, redemption or other return of capital, in each case, by any member of the Company Group or the Non-Controlled Joint Ventures Group to, or for the benefit of, Seller or any of its Related Parties (other than the Company Group or the Non-Controlled Joint Ventures Group), except for any payment satisfied by the issuance of units of the Company to Seller for which the Company has claimed or will be able to claim a deduction pursuant to subsection 104(6) of the Tax Act in respect of the issuance or the payment obligation to which the issuance relates;

(b)        any waiver, forgiveness, forbearance, discount, deferral or release of (i) any amount, obligation or Liability owed to, or for the benefit of, any member of the Company Group or the Non-Controlled Joint Ventures Group by Seller or any of its Related Parties (other than the Company Group or the Non-Controlled Joint Ventures Group) or (ii) a claim against Seller or any of its Related Parties (other than the Company Group or the Non-Controlled Joint Ventures Group);

(c)          any lending or borrowing between any Person in the Company Group or the Non-Controlled Joint Ventures Group and Seller or any of its Related Parties (other than the Company Group or the Non-Controlled Joint Ventures Group) that is not repaid at or prior to the Closing;

(d)          any payment or transfer, assignment, or surrender of assets, rights, or other benefits or rendering of services to, or for the benefit of, Seller or any of its Related Parties (other than the Company Group or the Non-Controlled Joint Ventures Group);

(e)         any obligation of Seller or any of its Related Parties (other than the Company Group or the Non-Controlled Joint Ventures Group) that is assumed, accrued, incurred, secured or guaranteed (or any indemnity given in respect thereof) by any member of the Company Group or the Non-Controlled Joint Ventures Group;

(f)          the creation of any Encumbrance over any asset of any member of the Company Group or the Non-Controlled Joint Ventures Group in favor of Seller or any of its Related Parties (other than the Company Group or the Non-Controlled Joint Ventures Group) that is not irrevocably and unconditionally released as of the Closing;

(g)         discharging, curing, resolving or remedying any breaches of or inaccuracies under this Agreement by Seller or any Related Person, including to compromise, resolve, or settle any claims, violations, or actions or to cure, remedy, resolve or correct any violation, breach or non-compliance of any applicable Law, Permit or Contract;

(h)         without duplication of any adjustment to the Purchase Price contemplated in Section 5.29, any restoration or replacement of damaged or condemned property or pursuant to Section 5.29 if the Restoration Cost is greater than $22,000,000, but does not exceed $110,000,000, and an election is made to restore or replace such damaged or condemned property;

(i)           any fees, costs, Taxes or other amounts payable or incurred by any member of the Company Group or the Non-Controlled Joint Ventures Group as a consequence of the matters referred to in clauses (a) through (h); or

(j)           any agreement or commitment to do any of the foregoing.

Notwithstanding the foregoing, Leakage:

(A)
shall include any payments (1) made in respect of Specified Funded Indebtedness (provided that the payment of interest in respect of Specified Funded Indebtedness shall only be included as Leakage to the extent of interest accrued prior to the Measurement Time), (2) that would otherwise be included in the Construction Projects Outstanding Obligations Amount, (3) that would otherwise constitute fees, costs or expenses under clause (a), (b) or (c) of the definition of Transaction Expenses, (4) [Redacted – Commercially Sensitive Information – Information Related to Employees], (5) made or expenses incurred with respect to the Development Projects that are not otherwise Locked Box Period Development Expenditures, (6) [Redacted – Commercially Sensitive Information – Information Related to Operational Matter of a Project], (7) any costs or expense incurred by any member of the Company Group upon the consummation of the transactions contemplated by Schedule 5.35 of the Disclosure Schedules, (8) [Redacted – Commercially Sensitive Information – Information Related to Employees] (9) made by the Company Group during the Locked Box Period to achieve the satisfaction of the condition set forth in Section 6.3(g).

(B)
shall not include (1) amounts, if any, contemplated in clause (c) of the definition of “Carvers Creek Tax Equity Amount,” (2) amounts paid under the RNG Sale-Leaseback Documents, the RNG Partnership Flip Documents, the Shady Oaks II Tax Equity Documents, the Clearview Tax Equity Documents or the Carvers Creek Tax Equity Documents, (3) any bona fide distributions made in connection with “tax equity” transactions in effect as of the date hereof, (4) [Redacted – Commercially Sensitive Information – Negotiations with Third Party], (5) the Locked Box Period Development Expenditures Amount, (6) any payments required to be made to Seller by Buyer or the Company Group pursuant to Section 5.33, subject to the last sentence thereof or (7) any amount constituting Permitted Leakage; provided, that, in respect of payments made under clause (2) and (3) above, such payments are limited in nature to the remittance to Seller of tax equity proceeds funded by the applicable tax equity investor and ordinary course distributions to the class B investor (or ordinary course lease payments, as the case may be) in accordance with the applicable tax equity (or sale-leaseback, as the case may be) documentation (without giving effect to changes in cash allocations or indemnity).

“Leakage Amount” means the aggregate amount of any Leakage (other than Permitted Leakage).

“Leased Real Property” means all real property in which a member of the Company Group or the Non-Controlled Joint Ventures Group holds a leasehold or sub-leasehold interest, emphyteutic rights, license, or other occupancy right in real property other than a fee simple ownership interest or an Easement interest, including buildings, structures and improvements located thereon, fixtures contained therein and appurtenances thereto and Easements and other rights relating thereto.

“Liabilities” means all liabilities, Indebtedness, guarantees, assurances, commitments and other obligations of any kind, whether absolute, accrued, matured, contingent, known or unknown, fixed or otherwise, or whether due or to become due and including all costs and expenses that result from the foregoing.

“License Agreement” means that certain License Agreement, dated as of January 31, 2017, by and between Algonquin Power & Utilities Corp. and Algonquin Power Co., as may be amended or otherwise modified from time to time.

“Locked Box Date” means February 28, 2025.

“Locked Box Period” means the period beginning at 12:01 a.m. Eastern time on March 1, 2025 and ending at the Closing.

“Locked Box Period Development Budget” means that certain budget agreed by Seller and Buyer and attached as Exhibit C hereto with respect to operating and/or capital expenditures contemplated to be made by Seller for the benefit of the Development Projects during the Locked Box Period.

“Locked Box Period Development Expenditures Amount” means, if the Closing Date has not occurred on or prior to the Locked Box Date, the aggregate dollar amount of all Locked Box Period Development Expenditures.

“Locked Box Period Development Expenditures” means, if the Closing Date has not occurred on or prior to the Locked Box Date, to the extent contemplated in the Locked Box Period Development Budget or otherwise approved in writing by Buyer, any expenditures made (or caused to be made from sources other than a member of the Company Group or the Non-Controlled Joint Ventures Group or proceeds of any Indebtedness raised thereby) by Seller during the Locked Box Period for the benefit of the Development Projects (including, without limitation, for purposes of development, construction and/or operation thereof or in connection with any operating or capital expenditures required by any Subsidiaries, Controlled Joint Ventures or Non-Controlled Joint Ventures).

“Loss” or “Losses” means any and all losses, damages, Liabilities, deficiencies, claims, awards, assessments, judgments, penalties, Taxes, fines, interest, costs and expenses (including attorneys’ fees, costs and other out-of-pocket expenses incurred in investigating, preparing or defending the foregoing).

“Material Adverse Effect” means any event, change, occurrence or effect that would reasonably be expected to have a material adverse effect on the business, assets, Liabilities, condition (financial or otherwise) or results of operations of the Company Group and the Non-Controlled Joint Ventures Group, taken as a whole; provided, however, that no event, change, occurrence or effect attributable to or resulting from any of the following, alone or in combination, shall be deemed to constitute, or be taken into account in determining whether there has been or would be, a Material Adverse Effect: (a) any changes in general economic or business conditions or in the financial, debt, banking, capital, credit or securities markets or in interest or exchange rates, in each case, in the United States, Canada or elsewhere in the world; (b) any changes developments generally affecting any of the industries or markets in which the Company Group or the Non-Controlled Joint Ventures Group operate, including any changes or developments in legal, political or regulatory conditions impacting any tax or other incentive programs for the renewable energy industry; (c) any changes or developments generally affecting the prices or supply and demand of commodities or supplies, including electric power, used in connection with the business of the Company Group or the Non-Controlled Joint Ventures Group; (d) any actions required under this Agreement to obtain any approval or authorization under applicable Laws or Contracts for the consummation of the transactions contemplated hereby; (e) any adoption, implementation, modification, repeal or other changes in any applicable Laws or Orders of any Governmental Authority (including any actions taken by any Governmental Authority in connection with any of the events set forth in clause (g), clause (h), clause (i) or clause (j) of this definition) or any changes in GAAP, or in the interpretations of any of the foregoing; (f) any failure by the Company to meet internal or published projections, forecasts or revenue or earnings predictions (provided, that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be deemed to contribute to a Material Adverse Effect); (g) political, geopolitical, social or regulatory conditions, including any outbreak, continuation or escalation of any military conflict, declared or undeclared war, armed hostilities, civil unrest, public demonstrations or acts of foreign or domestic terrorism or sabotage (including hacking, ransomware or any other electronic attack other than if specifically directed at a member of the Company Group or the Non-Controlled Joint Ventures Group), or any escalation or worsening of any such foregoing conditions; (h) any natural or manmade disasters or calamities, weather conditions including hurricanes, floods, tornados, tsunamis, earthquakes and wild fires, cyber outages or other force majeure events, or any escalation or worsening of such foregoing conditions or any other regional, national or international calamity, crisis or emergency, whether or not caused by any Person; (i) any epidemic, pandemic or outbreak of disease, or any escalation or worsening of such foregoing conditions; (j) the announcement of this Agreement and the transactions contemplated hereby, including the initiation of litigation by any Person with respect to this Agreement and any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Company Group or the Non-Controlled Joint Ventures Group due to the announcement of this Agreement or the identity of the parties to this Agreement; (k) any action taken by Seller, or which Seller causes to be taken by any member of the Company Group or the Non-Controlled Joint Ventures Group, in each case, which is required by this Agreement (including, without limitation, actions with respect to the [Redacted – Confidential Information]); or (l) any actions taken (or omitted to be taken) at the written request or with the written consent of Buyer (including, without limitation, pursuant to Section 5.1); provided, in the case of clause (a), clause (b), clause (c), clause (e), clause (g), clause (h) and clause (i), to the extent the impact of such event, change, occurrence or effect is not disproportionately adverse to the Company Group and the Non-Controlled Joint Ventures Group, taken as a whole, as compared to other companies operating in the geographic markets and industries in which the Company Group and the Non-Controlled Joint Ventures Group conduct business (and provided, further, that in such event, only the incremental disproportionate adverse impact shall be taken into account when determining whether there has been a “Material Adverse Effect”).

“MBR Authority” means an  order issued by FERC pursuant to Section 205 of the FPA authorizing the sale at wholesale of electric energy, capacity and ancillary services at market-based rates, accepting a tariff providing for such sales, and granting such waivers and blanket authorizations as are customarily granted by FERC to a similarly situated company authorized to  sell wholesale electric energy, capacity and ancillary services at market- based rates, including blanket authorization to issue securities and assume liabilities pursuant to Section 204 of the FPA and FERC’s regulations at 18 C.F.R. Part 34.

“Measurement Time” means (a) to the extent Closing is prior to 12:01 a.m. Eastern Time on March 1, 2025, then 12:01 a.m. Eastern Time on the Closing Date or (b) if the Closing is after 12:01 a.m. Eastern Time on March 1, 2025, then 11:59 p.m. Eastern Time on the Locked Box Date.

“MECP Notices” means the notices to be given to the Ontario Ministry of the Environment, Conservation and Parks pursuant to Condition W1(5) of the Amherst Island Wind Energy Project Renewable Energy Approval (Number 7123-9W9NH2) and Condition L1(5) of the Cornwall Solar Project Renewable Energy Approval (Number 3195-92JKTY) within 30 days of any name change required in connection with Section 5.1(i).

“Name Change Notices” means (a) the MECP Notices and (b) written requests for amendment of Ontario Energy Board Electricity Generation Licences EG-2013-0265 and EG-2017-0120 issued to Cornwall Solar Inc. and Windlectric Inc., respectively, to update the licensee name to be made following any name change required in connection with Section 5.1(i).

“NERC” means the North American Electric Reliability Corporation.

“Net Working Capital” means, as of the Measurement Time and without duplication, an amount (which may be positive or negative) equal to (i) the aggregate amount of the assets of the Consolidated Group, VWH, the EBR Project, the Red Lily Project and the Blue Hill Project that are included under the column titled “Net Working Capital” in Exhibit B (for the purpose of VWH, Annex A as set forth in Exhibit A), minus (ii) the aggregate amount of the liabilities of the Consolidated Group, VWH, the EBR Project, the Red Lily Project and the Blue Hill Project that are included under the column titled “Net Working Capital” in Exhibit B (for the purpose of VWH, Annex A as set forth in Exhibit A), in each case, calculated in accordance with the Applicable Accounting Principles.  For the avoidance of doubt, (a) Net Working Capital associated with VWH, the Blue Hill Project, the EBR Project and the Red Lily Project shall be calculated on a pro rata basis in accordance with the Applicable Accounting Principles and (b) Net Working Capital associated with each Tax Equity Company shall be calculated on the basis of the cash allocations between  the applicable Tax Equity Investor and the applicable member of the Company Group or Non-Controlled Joint Ventures Group in accordance with the Applicable Accounting Principles.  Notwithstanding anything to the contrary herein, in no event shall “Net Working Capital” include any amounts with respect to Cash, Indebtedness, Transaction Expenses, Income Tax or Property Tax assets, Income Tax or Property Tax liabilities, the Construction Projects Outstanding Obligations Amount or liabilities incurred and included in the calculation of the Development Projects Adjustment Amount.

“Net Working Capital Adjustment” means an amount, whether positive or negative, equal to Net Working Capital minus the Target Net Working Capital.

“New Market Solar Project” means the solar, electric generation facility with a capacity of approximately 100 MW located in Highland County, Ohio.

“Non-Controlled Joint Ventures” means the entities set forth on Schedule 1.1(g) of the Disclosure Schedules.

“Non-Controlled Joint Ventures Group” means the Non-Controlled Joint Ventures and their respective Subsidiaries.

“Norswiss RNG Project” means the biogas production facility with a capacity of approximately 270 MMBtu/d located in the Town of Barron, Wisconsin.

“Norswiss Tax Equity Amount” means the amount set forth on Schedule 1.1-NTE of the Disclosure Schedules.

“NYISO” means the New York Independent System Operator.

“Operating Projects” means, collectively, (i) as of the date hereof, the Projects set forth on Schedule 1.1(h) of the Disclosure Schedules, and (ii) each Construction Project that achieves commercial operation prior to the Closing Date.

“Operating Projects CapEx Budget” means a budget in respect of capital expenditures associated with the ownership, operation, maintenance and repair of the Operating Projects for the period of time between the date hereof and the Closing Date and attached hereto as Exhibit C-2.

“Order” means any order, directive, judgment, decree, injunction, decision, ruling, award, settlement, stipulation or writ of any Governmental Authority, in each case, other than a Permit.

“Organizational Documents” means, with respect to an entity, such entity’s (a) articles of organization, certificate of incorporation, certificate of formation, declaration of trust or similar document and (b) bylaws, limited liability company operating agreement, partnership agreement, shareholder or other equity holders agreement or similar document to which such entity is a party or by which such entity, or any holders of its Equity Interests, is bound relating to the organization or governance of such entity.

“Owned Real Property” means the real property owned by the Company Group and the Non-Controlled Joint Ventures Group, together with all buildings and other structures, facilities or improvements located thereon.

“Permitted Encumbrance” means (a) statutory liens for current Taxes, assessments, utilities and similar charges not yet due and payable (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the financial statements for the applicable member of the Company Group or the Non-Controlled Joint Ventures Group in accordance with GAAP, (b) construction, materialman’s, mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to obligations (i) which are not yet due and payable, (ii) as to which there is no default on the part of the Company Group or the Non-Controlled Joint Ventures Group or (iii) the validity or amount of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the financial statements for the applicable member of the Company Group or the Non-Controlled Joint Ventures Group, in accordance with GAAP, (c) pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation, but excluding any such pledges, deposits or other liens securing Indebtedness), (d) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities, (e) liens and encumbrances granted or incurred by Buyer, or arising from Buyer’s actions or omissions, in connection with the financing by Buyer of the transactions contemplated hereby or otherwise arising from Buyer’s activities related to such transactions, (f) all exceptions, restrictions, easements, encroachments, imperfections or minor defects of title, restrictions in the original grant from a Governmental Authority, charges, rights-of-way and other Encumbrances affecting title to any portion of the Project Real Property or the Owned Real Property that do not materially interfere with the current occupancy or use of the property they encumber by the applicable member of the Company Group or the Non-Controlled Joint Ventures Group, as applicable, (g) any liens, encumbrances, title defects or similar conditions attaching to the interests of any counterparty to any Real Property Contract where such liens, encumbrances, title defects or similar conditions do not materially interfere with the current occupancy, use or value of the property they encumber by the applicable member of the Company Group or the Non-Controlled Joint Ventures Group, (h) solely in respect of Project Real Property, the terms, provisions, conditions and limitations of any Real Property Contract (including, without limitation, the rights of others to occupy and use the Project Real Property pursuant to the terms of such Real Property Contract) pursuant to which the Company Group or the Non-Controlled Joint Ventures Group holds any interest in such Project Real Property; provided that such terms, provisions, conditions and limitations (including, without limitation, the rights of others to occupy and use the Project Real Property pursuant to the terms of such Real Property Contract) do not materially interfere with the occupancy, use or value of the property they encumber by the applicable member of the Company Group or the Non-Controlled Joint Ventures Group and (i) liens or other encumbrances set forth in Schedule 1.1-PE of the Disclosure Schedules.

“Permitted Leakage” means, without duplication, solely to the extent that any of the following are cash payments made from any member of the Company Group or the Non-Controlled Joint Ventures Group to Seller or its Related Parties (other than the Company Group and the Non-Controlled Joint Ventures Group) during the Locked Box Period, or as otherwise approved by Buyer in writing, and in all cases subject to Section 5.1: cash payments for corporate overhead charges in accordance with GAAP or for the purchase by the Company Group of insurance policies and information technology-related products and services in the ordinary course of business not to exceed $[Redacted – Commercially Sensitive Information – Monetary Threshold] in the aggregate during any month in the Locked Box Period.

“Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, person, trust, association, organization or other entity, including any Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.

“Personal Information” means personally identifiable information (including name, address, telephone number, electronic mail address, social security number, bank account number or credit card number), sensitive personal information, or any other information that constitutes “personal information” under Privacy Laws.

“PJM” means PJM Interconnection, L.L.C.

“PJM Tariff” means the PJM Open Access Transmission Tariff.

“Power Marketer” is an entity that does not own or operate a Project and is authorized to buy and resell electricity at market-based rates under Section 205 of the FPA.

“Pre-Closing Reorganization” means (a) the steps and transactions to be carried out, directly or indirectly by Seller, prior to Closing, substantially as described in Schedule 1.1-PCR of the Disclosure Schedules, (b) [Redacted – Commercially Sensitive Information – Negotiations with Third Party], (c) the buy-out by Algonquin Power (Maverick Creek Holdings) Inc. of Liberty Utilities (America) Holdco Inc.’s interest in Algonquin Power (Maverick Creek Wind) Holdings, LLC, and (d) and all such other actions required to reflect the capitalization of the Company Group set forth in Schedule 3.4 of the Disclosure Schedules (in all but de minimis respects).

“Pre-Closing Share Issuance and Acquisition” means the steps to be carried out by the parties to this Agreement, prior to Closing, substantially as described in Section 5.9.

“Pre-FC Purchase Price” means (i) the Base Purchase Price, plus (ii) the Closing Cash, plus (iii) the Closing Net Working Capital Adjustment minus (iv) the Closing Adjustment Indebtedness, minus (v) the Closing Specified Funded Indebtedness, minus (vi) the Closing Transaction Expenses, if any, minus (vii) the Estimated Construction Projects Outstanding Obligations Amount, if any, minus (viii) the Closing Development Projects Adjustment Amount, if any, plus (ix) the Closing Carvers Creek Tax Equity Amount, minus (x) the Clearview Tax Equity Amount, minus, (xi) [Redacted - Commercially Sensitive Information - Negotiations with Third Party], minus (xii) the Closing Leakage Amount, if any, plus (xiii) the Closing Locked Box Period Development Expenditures Amount, if any, minus (xiv) the Development Projects Credit Amount, plus (xv) the Closing Development Projects 2025 Pre-Locked Box Spending Amount, minus (xvi) the Closing Heller RNG Sale-Leaseback Amount, minus (xvii) the Norswiss Tax Equity Amount, minus (xviii) the Closing Property Tax Amount.

“Pre-Relevant Date Tax Period” means, as applicable, (a) if the Closing occurs prior to 12:01 a.m. Eastern Time on March 1, 2025, any taxable period that ends on or before the Closing Date or (b) if the Closing occurs on or after 12:01 a.m. Eastern Time on March 1, 2025, then any taxable period that ends on or before the Locked Box Date.

“Property Tax Amount” means the sum of (i) accrued, but unpaid, Property Taxes of each member of the Company Group in respect of a taxable period that ends on or before the Closing Date, but begins on or after January 1, 2023, and (ii) Property Taxes for which Seller is liable pursuant to, and as calculated in accordance with, Section 5.13(b)(iv) and Section 5.13(b)(v); provided, that any dispute as to the amount of the Property Tax Amount (or items thereof) shall be resolved in accordance with the procedures set forth in Section 2.3, mutatis mutandis.

“Privacy Laws” means all applicable Laws of any Governmental Authority relating to the collection, use, disclosure or protection of information about an individual.

“Project Expenditures Budget” means, collectively, the Operating Project CapEx Budget, the Development Projects Budget and the Locked Box Period Development Budget set forth on Exhibit C attached hereto.

“Project Real Property” means the real property subject to any Real Property Contract.

“Projects” means the renewable energy generation facilities, energy storage facilities, renewable natural gas facilities, thermal generation facility or other comparable facilities or projects set forth on Schedule 1.1(i) of the Disclosure Schedules.

“PTC” means the renewable energy production tax credits provided for pursuant to section 45 and section 45Y of the Code.

“PTC Projects” means, collectively, the Cranell Wind Project, Shady Oaks II Project, the Sandy Ridge II Wind Project, the Stella Wind Project, the East Raymond Wind Project and the West Raymond Wind Project.

“PUCT” means the Public Utility Commission of Texas.

“PUHCA” means the Public Utility Holding Company Act of 2005, 42 U.S.C. §§ 16451, et seq. and FERC’s rules and regulations adopted thereunder.

“PURA” means the Public Utility Regulatory Act, Tex. Util. Code Ann. §§ 11.001-66.016 (West 2021) and the regulations of the PUCT thereunder.

“Purchase Price” means the Estimated Purchase Price, as it may be adjusted in accordance with Section 2.3.

“PURPA” means the Public Utility Regulatory Policies Act of 1978, as amended.

“QF” means “qualifying small power production facilities” or “qualifying cogeneration facilities” as defined in section 3(17)(C) and section 3(18)(B), respectively, of the FPA, and meets the requirements set forth in 18 C.F.R. Part 292 and the applicable regulations of FERC adopted thereunder.

“R&W Insurance Policy” means that certain representation and warranty insurance policy, to the extent obtained by Buyer for the transactions contemplated by this Agreement, in respect of the representations and warranties contained in this Agreement or in any certificate or other instrument contemplated by or delivered in connection with this Agreement.

“R&W Insurer” means the insurer under the R&W Insurance Policy.

“Real Property Contracts” means all leases, subleases, Contracts, grants of Easement, option agreements, emphyteutic agreements or other instruments or documents to which the Company Group or the Non-Controlled Joint Ventures Group is a party and pursuant to which the Company Group or the Non-Controlled Joint Ventures Group holds any interest in real property or an option to acquire an interest in real property.

“RECs” means any credits, including all renewable energy credits as defined in PUCT Substantive Rule §25.173(c)(13) and ERCOT Protocols Section 14.3.2, credit certificates, green tags or similar environmental or green energy attributes (such as those for greenhouse reduction or the generation of green power or renewable energy) created by a Governmental Authority or independent certification board or group generally recognized in the electric power generation industry or the renewable natural gas industry, and generated by or associated with the Project or electricity produced therefrom, including (i) any avoided emissions of pollutants to the air, soil or water such as sulfur oxides (SOx), nitrogen oxides (NOx), carbon monoxide (CO) and other pollutants, (ii) any avoided emissions of carbon dioxides (CO2), methane (CH4), nitrous oxide, hydrofluorocarbons, perfluorocarbons, sulfur hexafluoride, sulfur hexafluoride and other greenhouse gases (GHGs), and (iii) the reporting rights to the foregoing avoided emissions, but excluding ITCs, PTCs or any other tax benefits.

“Red Lily Project” means the wind-powered, electric generation facility with a capacity of approximately 26 MW located in Saskatchewan, Canada.

“Reference Balance Sheet” means the calculation (with illustrative amounts) of Net Working Capital, Adjustment Indebtedness, Cash and Transaction Expenses prepared in accordance with the Applicable Accounting Principles and as set forth on Exhibit B.

“Related Parties” means, with respect to a Person, such Person’s Affiliates and its and their respective current and former direct and indirect equityholders, members, directors, managers, partners (limited and general), officers, Controlling Persons, employees, agents and Representatives and the respective successors and assigns of each of the foregoing.

“Representatives” means, with respect to any Person, the officers, directors, principals, employees, agents, auditors, advisors, bankers, lenders and other representatives of such Person.

“Required IESO Notice” means the notice of change of control of Windlectric Inc. and Cornwall Solar Inc. to be filed with the IESO within 10 Business Days of Closing pursuant to Feed-in-Tariff Contracts between the Ontario Power Authority and Windlectric Inc. dated February 25, 2011 and FIT Contract between the Ontario Power Authority and Cornwall Solar Inc. dated May 4, 2010, respectively.

“Required PJM Notice” means notice pursuant to Section 2.2 of PJM Manual 14d.

“Required Regulatory Approvals” means (a) the Competition Act Clearance, (b) FERC 203 Approval, (c) Investment Canada Act Approval and (d) FCC Radio License Transfer.

“Required Regulatory Notice” means the informational filing submitted to FERC pursuant to the PJM Tariff, Schedule 2 requesting waiver of the 90-day notice requirement, or the information letter provided to the California Public Utilities Commission for notice of ownership change, as applicable.

“Retained Litigation” has the meaning set forth on Schedule 1.1-RL of the Disclosure Schedules.

“Retained Matters” has the meaning set forth on Schedule 1.1-RM of the Disclosure Schedules.

[Redacted – Commercially Sensitive Information – Information Related to Employees].

“Sanctioned Jurisdiction” means a country or territory which is, or, during the past three years, has been, the subject or target of comprehensive U.S. sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria and the Crimea, Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine) or comprehensive Canadian sanctions (as of the date of this Agreement, North Korea, Syria, and occupied regions of Ukraine, including the Donetsk Oblast, the Luhansk Oblast, the Kherson Oblast, the Zaporizhzhia Oblast and Crimea regions).

“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under applicable Laws (including International Trade Laws), including: (a) any Person identified on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including but not limited to the Specially Designated Nationals and Blocked Persons List and Sectoral Sanctions Identifications List maintained by OFAC; the Denied Persons, Unverified, or Entity Lists, maintained by the U.S. Department of Commerce’s Bureau of Industry and Security; the Debarred List or non-proliferation sanctions lists maintained by the U.S. State Department’s Directorate of Defense Trade Controls; Global Affairs Canada’s Consolidated Canadian Autonomous Sanctions List, Public Safety Canada’s Listed Terrorist Entities, the regulations made under the Freezing Assets of Corrupt Foreign Officials Act (Canada), or any other similar list maintained by any Sanctions Authority having jurisdiction over the parties to this Agreement; (b) any Person that: (i) is in the aggregate, 50% or greater owned, directly or indirectly, or otherwise Controlled (including control within the meaning of subsection 2(2) of the Special Economic Measures Act (Canada)) by a Person or Persons described in clause (a), (ii) is a Person or Persons described in clause (a) that may alter the power or composition of the board of directors or other governing body of such first Person referenced in this clause (b), or (iii) has property that is deemed to be owned or Controlled by a Person or Persons described in clause (a); or (c) any Person that is organized, resident, or located in a Sanctioned Jurisdiction.

“Sanctions Authority” means the United States government, the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the Bureau of Industry and Security of the U.S. Department of Commerce, the United Nations Security Council, the European Union, any Member State of the European Union and the competent national authorities thereof, the United Kingdom, the Office of Financial Sanctions Implementation of His Majesty’s Treasury, the Export Control Joint Unit of the UK Department of International Trade, the Government of Canada and any other relevant governmental, intergovernmental or supranational body, agency or authority with jurisdiction over the parties to this Agreement.

“Self-Monetization Transactions” means (a) those transactions listed under Item 2 in Schedule 3.21 of the Disclosure Schedules and (b) any transaction entered into after the date hereof between any member of the Company Group or Non-Controlled Joint Ventures Group, on the one hand, and Seller or any Affiliate of Seller (excluding any member of the Company Group or a Non-Controlled Joint Ventures Group) on the other, prior to the Closing Date with respect to the monetization of any tax credits or similar tax benefits with respect to any Project.

“Seller Fundamental Representations” means each of the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3(a)(i) (but only to the extent of the Organizational Documents of Seller or the Company), Section 3.4, Section 3.5 and Section 3.22.

“Seller Model” means that those certain excel files identified as “Project Power – Corporate rollup” modified on 2/25/24; “Project Power – Development model” modified on 1/28/24; “Project Power – RNG Financial Model” modified on 1/17/24; “Project Power – Solar Financial Model” modified on 1/28/24; “Project Power – Storage Financial Model” modified on 12/20/23  and “Project Power – Wind Financial Model” modified on 1/28/24 and each located within the “Models” folder (which is itself within the “Round 1” folder) and located in the Electronic Data Room.

“Shady Oaks II Project” means the wind-powered, electric generation facility with a capacity of approximately 108 MW located in Lee County, Illinois.

“Specified Consents” means, with respect to a Specified Project, the consent(s) opposite such Specified Project under the column titled “Specified Consents” set forth on Schedule 1.1-SP of the Disclosure Schedules.

“Specified Projects” means the Projects set forth on Schedule 1.1-SP of the Disclosure Schedules.

“Specified Project Value” means, with respect to a Specified Project, the amount opposite such Specified Project under the column titled “Specified Project Value” set forth on Schedule 1.1-SP of the Disclosure Schedules.

[Redacted - Commercially Sensitive Information - Negotiations with Third Party]

“Straddle Period” means, as applicable, (a) if the Closing occurs prior to 12:01 a.m. Eastern Time on March 1, 2025, any taxable period that includes, but does not end on, the Closing Date or (b) if the Closing occurs at or after 12:01 a.m. Eastern Time on March 1, 2025, then any taxable period that includes, but does not end at, 12:01 a.m. Eastern Time, March 1, 2025.

“Subsidiary” means any Person of which the Company directly or indirectly owns at least 50% of the outstanding Equity Interests (which Equity Interests shall include, for the avoidance of doubt, profits interests) or otherwise can direct or Control the operations of such Person. For the avoidance of doubt, neither the Non-Controlled Joint Ventures nor their respective Subsidiaries shall be deemed a “Subsidiary” of any member of the Company Group for purposes of this Agreement.

“Target Net Working Capital” means $33,000,000.

“Tax” or “Taxes” means (a) any Canadian, United States or non-U.S., and non-Canadian, federal, provincial, territorial, state, municipal or local, Canadian, non-U.S. and non-Canadian net income, alternative or add-on minimum, gross income, gross receipts, sales, use, ad valorem, personal property (tangible and intangible), real property (including general and special assessments), goods and services, value added, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, deed recording, occupation, premium, environmental or windfall profit tax or any other taxes, fees, assessments, duties or charges of any kind whatsoever in the nature of a tax, imposed by any Governmental Authority, together with any interest, penalties or additions with respect thereto, and (b) any amount described in clause (a) payable by reason of contract, assumption, transferee or successor liability, operation of Law, Treasury Regulations Section 1.1502-6 or otherwise.

“Tax Act” means the Income Tax Act (Canada), as amended.

“Tax Credit Purchase Agreement” means each document listed on Schedule 1.1-TCPA of the Disclosure Schedules.

“Tax Equity Company” means each member of the Company Group or Non-Controlled Joint Ventures Group listed on Schedule 1.1-TEC of the Disclosure Schedule, as such Disclosure Schedule may be amended pursuant to Section 5.25.

“Tax Equity Document” means each document listed on Schedule 1.1-TED of the Disclosure Schedule, as such Disclosure Schedule may be amended pursuant to Section 5.25.

“Tax Equity Investor” means each Person party to a Tax Equity Document other than a member of the Company Group or the Non-Controlled Joint Ventures Group.

“Tax Indemnification Event” means a Final Determination having been made by a Governmental Authority or a court of competent jurisdiction regarding a liability for Taxes.

“Tax Return” means any federal, state, provincial, local, foreign and other return, declaration, report or similar statement filed or required to be filed with a Governmental Authority with respect to any Taxes (and any attached schedules), including any information return, claim for refund, declaration of estimated Tax and amendment to any of the foregoing.

“Taxing Authority” means any Governmental Authority having jurisdiction to impose any Tax or responsible for the administration or collection of any Tax.

“Transaction Expenses” means, to the extent not paid by Seller or otherwise prior to the Closing Date, (a) the fees, costs and expenses incurred by the Company Group or the Non-Controlled Joint Ventures Group on or prior to the Closing Date in connection with the transactions contemplated by this Agreement, (b) the amount of any sale bonuses, change in control bonuses or similar bonuses or payments that become payable upon the consummation of or directly in connection with the transactions contemplated by this Agreement and the [Redacted – Commercially Sensitive Information – Information Related to Employees], and the employer portion of any payroll and employment Taxes on such amounts and (c) all other fees payable to a third party in connection with the transactions contemplated by this Agreement to the extent not otherwise included in clause (a) above; provided, that, with respect to the employer portion of any social security Taxes such amount shall only be included as a Transaction Expense to the extent the compensation of the applicable recipient or beneficiary of such payment would be less than, or is less than, the social security wage base limit in effect for such year based on such recipient’s ordinary annual compensation (assuming such recipient or beneficiary remained employed for the entire year).

“Transition Services Agreement” means the Transition Services Agreement in the form of Exhibit E hereto.

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

“VWH” means Vela Wind Holdco, LLC, a Delaware limited liability company.

“WARN Act” means the Worker Adjustment and Retraining Notification Act.

“Willful Breach” means a deliberate act or failure to act, which such act or failure to act constitutes in and of itself a material breach of any covenant or agreement set forth in this Agreement, regardless of whether breaching such covenant or other agreement was the conscious object of the act or failure to act.

Section 1.2           Table of Definitions. The following terms have the meanings set forth in the sections referenced below:

Acceptable Transferee	5.12(b)
Acquisition Engagement	9.21(a)
Agreement	Preamble
Alternative Financing	5.22(c)
Anti-Corruption Laws	3.8(c)
Anti-Money Laundering Laws	4.8
APBHH	3.6(f)
APBHH Balance Sheet	3.6(f)
APBHH Business Financial Statements	3.6(f)
Balance Sheet	3.6(a)

Definition	Location

Business Cash Flow Statements	3.6(j)
Business Financial Statements	3.6(a)
Buyer	Preamble
Buyer Credit Support Cap	5.11(a)
Buyer Indemnified Party	7.1
Buyer Letter of Credit	5.11(b)
Buyer Parties	5.15(b)
Buyer Releasees	9.25(b)
Buyer Releasors	9.25(a)
Buyer Termination Fee	8.3(a)
Carvers Creek TE Shortfall Amount	2.3(j)(i)
Clearview Tax Equity Documents	5.25(c)(i)
Closing	2.2(a)
Closing Carvers Creek Tax Equity Amount	2.3(b)
Closing Cash	2.3(b)
Closing Date	2.2(a)
Closing Development Projects 2025 Pre-Locked Box Spending Amount	2.3(b)
Closing Development Projects Adjustment Amount	2.3(b)
Closing Heller RNG Sale-Leaseback Amount	2.3(b)
Closing Indebtedness	2.3(b)
Closing Leakage Amount	2.3(b)
Closing Locked Box Period Capital Expenditure Amount	2.3(b)
Closing Net Working Capital	2.3(b)
Closing Property Tax Amount	2.3(b)
Closing Specified Funded Indebtedness	2.3(b)
Closing Transaction Expenses	2.3(b)
Company	Recitals
Company Partnership	5.13(b)(iv)(1)
Company Trusts	5.13(b)(iv)(2)
Condemnation Value	5.29(b)
Confidential Information	5.4
Construction	1.1
Continuing Credit Support Obligations	5.11(b)
Continuing Employee	5.20(a)
Counsel Communications	9.21(b)
CRA	5.13(b)(iv)(1)
Cross-Currency Swaps	5.36
Debt Financing	4.4(d)
Definitive Agreements	5.22(a)
Disclosed Personal Information	5.10
Disqualified Transferee	5.12(b)
DPA	4.12
EBR	3.6(d)
EBR Balance Sheet	3.6(d)
EBR Business Financial Statements	3.6(d)
Electronic Data Room	9.7

Definition	Location

Employee Plans	3.10(a)
Equity Financing	4.4(c)
Estimated Carvers Creek Tax Equity Amount	2.3(a)
Estimated Cash	2.3(a)
Estimated Construction Projects Outstanding Obligations Amount	2.3(a)
Estimated Development Projects 2025 Pre-Locked Box Spending Amount	2.3(a)
Estimated Development Projects Adjustment Amount	2.3(a)
Estimated Heller RNG Sale-Leaseback Amount	2.3(a)
Estimated Indebtedness	2.3(a)
Estimated Leakage Amount	2.3(a)
Estimated Locked Box Period Capital Expenditure Amount	2.3(a)
Estimated Net Working Capital	2.3(a)
Estimated Property Tax Amount	2.3(a)
Estimated Specified Funded Indebtedness	2.3(a)
Estimated Transaction Expenses	2.3(a)
Event of Loss	5.29(a)
Excess Credit Support Obligations	5.11(a)
Existing Credit Support Obligations	5.11(a)
FC Adjustment Amount	2.3(i)
FC Construction Projects Outstanding Obligations Amount	2.3(i)
FC Notice of Disagreement	2.3(i)
Final Closing Statement	2.3(b)
Final Completion Statement	2.3(i)
Financing Amounts	4.4(a)
Golden Share	5.9(b)
HSR Act	3.3(b)
Indemnified Party	7.2(a)
Indemnifying Party	7.2(a)
Indemnified Taxes	5.13(b)(vii)
Independent Accounting Firm	2.3(d)
Independent Expert	5.29(b)
Initial Extended Termination Date	8.1(c)
Initial Termination Date	8.1(c)
Insurance Policies	3.12
Interim Development Credit Support Obligation	5.11(b)
Interim Period	5.13(b)(iv)(5)(c)
Intragroup Balances	5.15(a)
Joint Venture	9.7
Lost Profits	5.29(b)
Major Loss	5.29(c)
Mandatory Reporting Rules	5.13(b)(i)
[Redacted – Confidential Information]	5.18(a)
[Redacted – Confidential Information]	5.18(a)
Material Adverse Effect	6.2(a)
Material Contracts	3.18(a)
Net Pre-FC Adjustment Amount	2.3(g)(i)

Definition	Location

New Preferred Shares	5.9(a)
Non-Party Affiliate	9.24(a)
Notice of Claim	7.2(e)
Notice of Disagreement	2.3(c)
OFAC	1.1
Other Transaction FERC 203 Application	5.5(h)
Permits	3.8(b)
Potential Contributor	7.3
Power Generation Company	3.20(e)
Pre-Consummation Warning Letter	5.5(i)
Preliminary Closing Statement	2.3(a)
PRH	3.6(e)
PRH Balance Sheet	3.6(e)
PRH Business Financial Statements	3.6(e)
Proceeds	5.29(b)
Project Power	9.7
Property Taxes	5.13(b)(iv)
Purchased Interests	Recitals
Qualified Transferee	3.18(a)(xiii)
Recipient	1.1
Renewable Energy Credit Generator	3.20(e)
Resource Entity	3.20(e)
Restoration Costs	5.29(b)
Retained Names and Marks	5.14(a)
RLWEP	3.6(c)
RLWEP Balance Sheet	3.6(c)
RLWEP Business Financial Statements	3.6(c)
RNG Partnership Flip Documents	5.25(f)
RNG Sale-Leaseback Documents	5.25(e)
Second Extended Termination Date	8.1(c)
Seller	Preamble
Seller Credit Support Cap	5.11(b)
Seller Credit Support Continuing Documents	5.11(b)
Seller Credit Support Obligations	5.11(b)
Seller Parties	5.15(b)
Seller Releasees	9.25(a)
Seller Releasors	9.25(b)
Seller/Company Acquisition Counsel	9.21(a)
Shady Oaks II Tax Equity Documents	5.25(d)
Specified Funded Indebtedness	2.2(b)(ii)
[Redacted – Commercially Sensitive Information – Negotiations with Third Party]	5.18(a)
[Redacted – Commercially Sensitive Information – Negotiations with Third Party]	5.30
Stub Company Partnership Year Ends	5.13(b)(iv)(1)
Subject Employees	3.11(b)
Subsidiary	9.7

Definition	Location

Taking	5.29(a)
Tax Audit	5.13(b)(vii)
Tax Equity Company	5.25(c)(iv
Tax Equity Documents	5.25(c)(iv)
Termination Date	8.1(c)
Third Party Claim	7.2(a)
Transfer Taxes	5.13(a)
ULC Conversions	5.1(i)
VWH	3.6(g)
VWH Balance Sheet	3.6(g)

ARTICLE II
PURCHASE AND SALE

Section 2.1          Purchase and Sale of the Purchased Interests. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, assign, transfer, convey and deliver the Purchased Interests to Buyer and Buyer shall purchase the Purchased Interests from Seller, free and clear of all Encumbrances (other than restrictions on transfer that may arise under applicable securities Laws) for the consideration specified below in this Article II.

Section 2.2           Closing.

(a)        The sale and purchase of the Purchased Interests shall take place at a closing (the “Closing”), which shall occur remotely via electronic exchange of documentation and consideration required to be delivered at the Closing, at 8:00 a.m., Eastern Time, on the fifth Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of all conditions to the obligations of the parties set forth in Article VI (other than those conditions to be satisfied at or in connection with the Closing itself, but subject to the satisfaction or waiver of such conditions at such time), or at such other place, time or date as Buyer and Seller mutually may agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date”.  For accounting purposes, the Closing shall be deemed effective as of 12:01 a.m., Eastern Time, on the Closing Date.

(b)          At the Closing, the following deliveries shall occur:

(i)           Buyer shall deliver, or cause to be delivered, to Seller an amount equal to the Estimated Purchase Price by wire transfer of immediately available funds;

(ii)         Buyer shall deliver, or cause to be delivered, on behalf of the Company or its applicable Affiliate, the amount payable to each counterparty or holder of indebtedness identified on Schedule 2.2(b)(ii) of the Disclosure Schedules (such indebtedness, the “Specified Funded Indebtedness”), other than the Existing Company Notes and the promissory notes set forth in clause (xi) below, in order to fully discharge such Specified Funded Indebtedness (other than the Existing Company Notes) and terminate all applicable obligations and liabilities of the Company and any of its Affiliates related thereto;

(iii)       Seller shall deliver, or cause to be delivered, to Buyer (A) payoff letters, in form and substance reasonably satisfactory to Buyer, duly executed by the holders of the Specified Funded Indebtedness (other than the Existing Company Notes) and (B) evidence of the release of any Encumbrances granted in respect of Specified Funded Indebtedness (other than the Existing Company Notes);

(iv)        Buyer shall deliver, or cause to be delivered, to Seller a certificate to the effect set forth in Section 6.2(a) and Section 6.2(b), signed by a duly authorized officer thereof;

(v)         Buyer shall deliver, or cause to be delivered to Seller, a duly executed counterpart of the Earnout Agreement by each Earnout Payor (as defined in the Earnout Agreement);

(vi)        Seller shall deliver, or cause to be delivered to Buyer, a certificate to the effect set forth in Section 6.3(a) and Section 6.3(b), signed by a duly authorized officer thereof;

(vii)       Seller shall deliver, or cause to be delivered to Buyer, a duly executed Transition Services Agreement between the Company and Seller;

(viii)      Seller shall deliver, or cause to be delivered to Buyer, a duly executed counterpart of the Earnout Agreement by Seller;

(ix)        Seller shall deliver, or cause to be delivered to Buyer, letters of resignation from the directors or managers of the Company and each of its Subsidiaries, effective as of the Closing, to the extent requested by Buyer in writing at least five Business Days prior to the Closing Date;

(x)         Seller shall deliver, or cause to be delivered, to Buyer a properly completed IRS Form W-8BEN-E, an affidavit, executed by Algonquin Power (America) Inc. under penalties of perjury, stating that capital stock of Algonquin Power (America) Inc. is not a “U.S. real property interest” pursuant to Treasury Regulations Section 1.1445-2(c)(3), dated as of the Closing Date, and proof, reasonably satisfactory to Buyer that Algonquin Power (America) Inc. has provided notice of such affidavit to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2);

(xi)        Seller shall deliver, or cause to be delivered, to Buyer evidence in form and substance reasonably satisfactory to Buyer that each of (A) the Intercompany Financing Agreement, (B) that certain promissory note dated July 17, 2021 issued by Algonquin Power (Canada) Holdings Inc. to Seller with a principal sum of $100,000,000 and (C) that certain promissory note dated as of July 16, 2023 issued by Algonquin Power (Canada) Holdings Inc. to Seller (in each case, as may have been amended prior to the date hereof), has been, or will be substantially concurrently with the Closing, terminated; and

(xii)       Seller shall deliver, or cause to be delivered to Buyer, a duly executed certification pursuant to Treasury Regulation Section 1.1446(f)-2(b)(4)(i)(A)(1) from each Canadian member of the Company Group that is classified as a partnership for U.S. federal income tax purposes.

(c)          All payments hereunder are being made by wire transfer of immediately available funds in United States dollars to such account as may be designated to the payor by the payee prior to the date hereof.

Section 2.3          Purchase Price Adjustments.

(a)          At least three Business Days prior to the Closing Date, Seller shall prepare, or cause to be prepared, and deliver to Buyer a statement (the “Preliminary Closing Statement”) that sets forth (i) a good-faith estimate of (A) the Net Working Capital Adjustment (the “Estimated Net Working Capital Adjustment”) as of the Measurement Time, (B) Adjustment Indebtedness (the “Estimated Adjustment Indebtedness”) as of the Measurement Time, (C) Specified Funded Indebtedness (the “Estimated Specified Funded Indebtedness”) (which shall include, for this purpose, a calculation of (x) the amount of Existing Company Notes, (y) interest payments owed in respect of Specified Funded Indebtedness but only to the extent of interest accrued prior to the Measurement Time, and (z) any prepayment penalty or premium, in each case, utilizing the applicable Conversion Rate) as of the Closing Date, (D) Cash (the “Estimated Cash”) as of the Measurement Time, (E) Transaction Expenses (the “Estimated Transaction Expenses”) as of the Closing Date, (F) Construction Projects Outstanding Obligations Amount (the “Estimated Construction Projects Outstanding Obligations Amount”) as of the Closing Date, if any, (G) the Development Projects Adjustment Amount as of the earlier of the Closing Date or December 31, 2024 (the “Estimated Development Projects Adjustment Amount”), (H) Property Tax Amount (the “Estimated Property Tax Amount”) as of the Measurement Time,  (I) the Carvers Creek Tax Equity Amount (the “Estimated Carvers Creek Tax Equity Amount”) as of the Closing Date, (J) the Clearview Tax Equity Amount, (K) solely if the Closing Date is after the Locked Box Date, the Leakage Amount (the “Estimated Leakage Amount”) as of the Closing Date, (L) solely if the Closing Date is after the Locked Box Date, the Locked Box Period Development Expenditure Amount (the “Estimated Locked Box Period Capital Expenditure Amount”) as of the Closing Date, (M) solely if the Closing Date has not occurred on or prior to December 31, 2024, the Development Projects 2025 Pre-Locked Box Spending Amount (the “Estimated Development Projects 2025 Pre-Locked Box Spending Amount”) as of  the Measurement Time, (N) the Heller RNG Sale-Leaseback Amount (the “Estimated Heller RNG Sale-Leaseback Amount”) as of the Closing Date, (O) the Development Projects Credit Amount and (P) the Norswiss Tax Equity Amount, based on the Company’s books and records and other information available at the Closing, and prepared on a basis consistent with the Applicable Accounting Principles and definitions herein, and (ii) using the amounts referred to in the preceding clause (i), a calculation of the Estimated Purchase Price (including the amounts contemplated in clause (xi) of the definition thereof).

(b)         Within 90 days after the Closing Date, Buyer shall cause to be prepared and delivered to Seller a written statement (the “Final Pre-FC Closing Statement”) that sets forth (i) a good faith calculation in reasonable detail, including reasonably supporting documentation of such amounts, of the actual (A) Net Working Capital Adjustment (“Closing Net Working Capital Adjustment”) as of the Measurement Time, (B) Adjustment Indebtedness (“Closing Adjustment Indebtedness”) as of the Measurement Time, (C) Specified Funded Indebtedness (“Closing Specified Funded Indebtedness”) (which shall include, for this purpose, a calculation of (x) the amount of Existing Company Notes, (y) interest payments owed in respect of Specified Funded Indebtedness but only to the extent of interest accrued prior to the Measurement Time, and (z) any prepayment penalty or premium, in each case, utilizing the applicable Conversion Rate) as of the Closing Date, (D) Cash (“Closing Cash”) as of the Measurement Time, (E) Transaction Expenses (“Closing Transaction Expenses”) as of the Closing Date, (F) Development Projects Adjustment Amount (“Closing Development Projects Adjustment Amount”) as of the earlier of the Closing Date or December 31, 2024, (G) Carvers Creek Tax Equity Amount (the “Closing Carvers Creek Tax Equity Amount”) as of the Closing Date, (H) Property Tax Amount (the “Closing Property Tax Amount”) as of the Measurement Time, (I) solely if the Closing Date is after the Locked Box Date, Leakage Amount (the “Closing Leakage Amount”) as of the Closing Date, (J) solely if the Closing Date is after the Locked Box Date, Locked Box Period Development Expenditure Amount (the “Closing Locked Box Period Capital Expenditure Amount”) as of the Closing Date, (K) solely if the Closing Date has not occurred on or prior to December 31, 2024, Development Projects 2025 Pre-Locked Box Spending Amount (the “Closing Development Projects 2025 Pre-Locked Box Spending Amount”) as of the Measurement Time, and (L) and the Heller RNG Sale-Leaseback Amount (the “Closing Heller RNG Sale-Leaseback Amount”) as of the Closing Date, and (ii) using the amounts referred to in the preceding clause (i) and the Estimated Construction Projects Outstanding Obligations Amount provided by Seller, a calculation of the Pre-FC Purchase Price derived therefrom (including the amounts contemplated in clause (xi) of the definition of Pre-FC Purchase Price).  The Final Pre-FC Closing Statement shall be prepared on a basis consistent with the Applicable Accounting Principles and definitions herein.  For the avoidance of doubt, adjustments associated with the Construction Projects Outstanding Obligations Amount are addressed in Section 2.3(i).

(c)          The Final Pre-FC Closing Statement shall become final and binding on the 60th day following delivery thereof, unless prior to the end of such period, Seller delivers to Buyer written notice of its disagreement (a “Notice of Disagreement”) specifying the nature and amount of any dispute as to the Closing Net Working Capital Adjustment, Closing Adjustment Indebtedness, Closing Specified Funded Indebtedness, Closing Cash, Closing Transaction Expenses, Closing Development Projects Adjustment Amount, Closing Carvers Creek Tax Equity Amount, Closing Property Tax Amount, Closing Leakage Amount, Closing Locked Box Period Capital Expenditure Amount and/or Closing Development Projects 2025 Pre-Locked Box Spending Amount, as set forth in the Final Pre-FC Closing Statement.  Seller shall be deemed to have agreed with all items and amounts of Closing Net Working Capital, Closing Adjustment Indebtedness, Closing Specified Funded Indebtedness, Closing Net Working Capital Adjustment, Closing Adjustment Indebtedness, Closing Specified Funded Indebtedness, Closing Cash, Closing Transaction Expenses, Closing Development Projects Adjustment Amount, Closing Carvers Creek Tax Equity Amount, Closing Property Tax Amount, Closing Leakage Amount, Closing Locked Box Period Capital Expenditure Amount, Closing Development Projects 2025 Pre-Locked Box Spending Amount and/or Closing Heller RNG Sale-Leaseback Amount, not specifically referenced in the Notice of Disagreement, and such items and amounts shall not be subject to review in accordance with Section 2.3(d).

(d)         During the 30-day period following delivery of a Notice of Disagreement by Seller to Buyer, the parties in good faith shall seek to resolve in writing any differences that they may have with respect to the calculation of the Closing Net Working Capital Adjustment, Closing Adjustment Indebtedness, Closing Specified Funded Indebtedness (which shall include, for this purpose, a calculation of (x) the amount of Existing Company Notes, (y) interest payments owed in respect of Specified Funded Indebtedness but only to the extent of interest accrued prior to the Measurement Time, and (z) any prepayment penalty or premium, in each case, utilizing the applicable Conversion Rate), Closing Cash, Closing Transaction Expenses, Closing Development Projects Adjustment Amount, Closing Carvers Creek Tax Equity Amount, Closing Property Tax Amount, Closing Leakage Amount, Closing Locked Box Period Capital Expenditure Amount, Closing Development Projects 2025 Pre-Locked Box Spending Amount and/or Closing Heller RNG Sale-Leaseback Amount, as specified therein.  Any disputed items resolved in writing between Buyer and Seller within such 30‑day period (or such longer time period as mutually agreed by the parties) shall be final and binding with respect to such items, and if Buyer and Seller agree in writing on the resolution of each disputed item specified by Seller in the Notice of Disagreement and the amount of the Closing Net Working Capital Adjustment, Closing Adjustment Indebtedness, Closing Specified Funded Indebtedness, Closing Cash, Closing Transaction Expenses, Closing Development Projects Adjustment Amount, Closing Carvers Creek Tax Equity Amount, Closing Property Tax Amount, Closing Leakage Amount, Closing Locked Box Period Capital Expenditure Amount, Closing Development Projects 2025 Pre-Locked Box Spending Amount and/or Closing Heller RNG Sale-Leaseback Amount, the amounts so determined shall be final and binding on the parties for all purposes hereunder.  If Buyer and Seller have not resolved all such differences by the end of such 30-day period, Buyer and Seller shall submit, in writing, to an independent public accounting firm jointly retained by Buyer and Seller (the “Independent Accounting Firm”), their briefs detailing their views as to the correct nature and amount of each item remaining in dispute and the amounts of the Closing Net Working Capital Adjustment, Closing Adjustment Indebtedness, Closing Specified Funded Indebtedness, Closing Cash, Closing Transaction Expenses, Closing Development Projects Adjustment Amount, Closing Carvers Creek Tax Equity Amount, Closing Property Tax Amount, Closing Leakage Amount, Closing Locked Box Period Capital Expenditure Amount, Closing Development Projects 2025 Pre-Locked Box Spending Amount and/or Closing Heller RNG Sale-Leaseback Amount, and the Independent Accounting Firm shall make a written determination as to each such disputed item and the amount of the Closing Net Working Capital Adjustment, Closing Adjustment Indebtedness, Closing Specified Funded Indebtedness, Closing Cash, Closing Transaction Expenses, Closing Development Projects Adjustment Amount, Closing Carvers Creek Tax Equity Amount, Closing Property Tax Amount, Closing Leakage Amount, Closing Locked Box Period Capital Expenditure Amount, Closing Development Projects 2025 Pre-Locked Box Spending Amount and/or Closing Heller RNG Sale-Leaseback Amount.  The Independent Accounting Firm shall be BDO USA, P.C. or, if such firm is unable or unwilling to act, such other independent, internationally recognized public accounting or consulting firm with an active practice area focused on post-mergers and acquisitions purchase price dispute resolution reasonably acceptable to and agreed in writing by Buyer and Seller.  Buyer and Seller shall use their commercially reasonable efforts to cause the Independent Accounting Firm to render a written decision resolving the matters submitted to it within 30 days following the submission thereof.  All communications with the Independent Accounting Firm shall include at least one Representative of each of Buyer and Seller, and no party shall be permitted to communicate with the Independent Accounting Firm other than as expressly set forth herein.  The Independent Accounting Firm shall consider only those items and amounts in Buyer’s and Seller’s respective calculations of the Closing Net Working Capital Adjustment, Closing Adjustment Indebtedness, Closing Specified Funded Indebtedness, Closing Cash, Closing Transaction Expenses, Closing Development Projects Adjustment Amount, Closing Carvers Creek Tax Equity Amount, Closing Property Tax Amount, Closing Leakage Amount, Closing Locked Box Period Capital Expenditure Amount, Closing Development Projects 2025 Pre-Locked Box Spending Amount and/or Closing Heller RNG Sale-Leaseback Amount that are identified as being items and amounts to which Buyer and Seller have been unable to agree.  The Independent Accounting Firm shall not be permitted to make any determination as to whether the Target Net Working Capital or any estimates on the Preliminary Closing Statement are adequate or sufficient.  In resolving any disputed item, the Independent Accounting Firm may not assign a value to any item greater than the greatest value or less than the smallest value for such item set forth on the Preliminary Closing Statement or the Final Pre-FC Closing Statement, as applicable.  The Independent Accounting Firm’s determination of the Closing Net Working Capital Adjustment, Closing Adjustment Indebtedness, Closing Specified Funded Indebtedness, Closing Cash, Closing Transaction Expenses, Closing Development Projects Adjustment Amount, Closing Carvers Creek Tax Equity Amount, Closing Property Tax Amount, Closing Leakage Amount, Closing Locked Box Period Capital Expenditure Amount, Closing Development Projects 2025 Pre-Locked Box Spending Amount and/or Closing Heller RNG Sale-Leaseback Amount shall be based solely on written materials submitted by Buyer and Seller (i.e., not on independent review).  The determination of the Independent Accounting Firm shall be conclusive and binding upon the parties hereto, absent fraud or manifest error, and shall not be subject to appeal or further review.  Judgment may be entered upon the written determination of the Independent Accounting Firm in accordance with Section 9.11.  In acting under this Agreement, the Independent Accounting Firm shall function solely as an expert and not as an arbitrator; provided, that the Independent Accounting Firm shall have the power to conclusively resolve differences in disputed items as specified in this Agreement.

(e)         The costs of any dispute resolution pursuant to this Section 2.3, including the fees and expenses of the Independent Accounting Firm and of any enforcement of the determination thereof, shall be between Buyer and Seller based upon the percentage of the aggregate contested amount submitted to the Independent Accounting Firm that is ultimately awarded to Buyer, on the one hand, or Seller, on the other hand, such that Buyer bears a percentage of such costs and expenses equal to the percentage of the contested amount awarded to Seller and Seller bears a percentage of such costs and expenses equal to the percentage of the contested amount awarded to Buyer.  For illustrative purposes only, if the contested amount submitted to the Independent Accounting Firm is $1,000,000, and the Independent Accounting Firm determines that Buyer has a valid claim for $400,000 of the $1,000,000, Buyer shall bear 60% of the fees and expenses of the Accountant and Seller shall bear the remaining 40% of the fees and expenses of the Independent Accounting Firm.  For the avoidance of doubt, the fees and disbursements of the representatives of each Party incurred in connection with the preparation or review of the Final Pre-FC Closing Statement and any Notice of Disagreement, as well as any submissions and responses to the Independent Accounting Firm, as applicable, shall be borne by such Party.

(f)         Buyer and Seller will, and will cause the Company (in the case of Seller, prior to the Closing and, in the case of Buyer, during the period from and after the date of delivery of the Final Pre-FC Closing Statement through the resolution of any adjustment to the Purchase Price contemplated by this Section 2.3) to, afford the other party and its Representatives reasonable access, during normal business hours and upon reasonable prior notice, to the personnel, properties, books and records of the Company Group and to any other information reasonably requested for purposes of preparing and reviewing the calculations contemplated by this Section 2.3.  Each party shall authorize its accountants to disclose work papers generated by such accountants in connection with preparing and reviewing the calculations specified in this Section 2.3; provided, that such accountants shall not be obligated to make any work papers available except in accordance with such accountants’ disclosure procedures and then only after the non-client party has signed an agreement relating to access to such work papers in form and substance acceptable to such accountants.

(g)         The Pre-FC Purchase Price shall be determined by adjusting the Estimated Purchase Price upwards or downwards, as follows:

(i)          For the purposes of this Agreement, the “Net Pre-FC Adjustment Amount” means an amount, which may be positive or negative, equal to (A) the Closing Net Working Capital Adjustment as finally determined pursuant to this Section 2.3 minus the Estimated Net Working Capital Adjustment, minus (B) the Closing Adjustment  Indebtedness as finally determined pursuant to this Section 2.3 minus the Estimated Adjustment Indebtedness, minus (C) the Closing Specified Funded Indebtedness as finally determined pursuant to this Section 2.3 minus the Estimated Specified Funded Indebtedness,  plus (D) the Closing Cash as finally determined pursuant to this Section 2.3 minus the Estimated Cash, minus (E) the Closing Development Projects Adjustment Amount minus the Estimated Development Projects Adjustment Amount, plus (F) the Closing Carvers Creek Tax Equity Amount as finally determined pursuant to this Section 2.3 minus the Estimated Carvers Creek Tax Equity Amount, minus (G) the Closing Transaction Expenses as finally determined pursuant to this Section 2.3 minus the Estimated Transaction Expenses, minus (H) the Closing Property Tax Amount as finally determined pursuant to this Section 2.3, minus  the Estimated Property Tax Amount, minus (I) the Closing Leakage Amount minus the Estimated Leakage Amount, plus (J) the Closing Locked Box Period Capital Expenditure Amount minus the Estimated Locked Box Period Capital Expenditure Amount, plus (K) the Closing Development Projects 2025 Pre-Locked Box Spending Amount minus the Estimated Development Projects 2025 Pre-Locked Box Spending Amount, minus (L) the Closing Heller RNG Sale-Leaseback Amount minus the Estimated Heller RNG Sale-Leaseback Amount;

(ii)         If the Net Pre-FC Adjustment Amount is positive, then (A) the Estimated Purchase Price shall be adjusted upwards in an amount equal to the Net Pre-FC Adjustment Amount and (B) Buyer shall pay the Net Pre-FC Adjustment Amount to Seller;

(iii)        If the Net Pre-FC Adjustment Amount is negative (in which case the “Net Pre-FC Adjustment Amount” for purposes of this clause (iii) shall be deemed to be equal to the absolute value of such amount), then (A) the Estimated Purchase Price shall be adjusted downwards in an amount equal to the Net Pre-FC Adjustment Amount and (B) Seller shall pay the Net Pre-FC Adjustment Amount to Buyer;

(iv)        If the Net Pre-FC Adjustment Amount is zero, then there shall be no adjustment to the Estimated Purchase Price.

(h)         Payments in respect of Section 2.3(g) shall be made within five Business Days after the date on which the Net Adjustment Amount is finally determined pursuant to this Section 2.3 by wire transfer of immediately available funds to such account or accounts as may be designated in writing by the party entitled to such payment at least two Business Days prior to such payment date.  Amounts to be paid pursuant to Section 2.3(g) shall bear interest from the Closing Date to the date of such payment at a rate equal to the rate of interest from time to time announced publicly by The Wall Street Journal as its prime rate plus 3%, calculated on the basis of a year of 365 days and the number of days elapsed.

(i)          Within 90 days after the later of (x) the Closing Date and (y) the date on which the last of the Construction Projects has achieved Final Completion as notified by Buyer to Seller, Buyer shall cause to be prepared and delivered to Seller a written statement (the “Final Completion Statement”) that sets forth a good faith calculation in reasonable detail of the actual Construction Projects Outstanding Obligations Amount (the “FC Construction Projects Outstanding Obligations Amount”).  The Final Completion Statement shall become final and binding on the 60th day following delivery thereof, unless prior to the end of such period, Seller delivers to Buyer written notice of its disagreement (a “FC Notice of Disagreement”) specifying the nature and amount of any dispute as to the FC Construction Projects Outstanding Obligations Amount.  If Seller delivers an FC Notice of Disagreement, the Parties shall proceed in accordance with Section 2.3(d), mutatis mutandis, to resolve such dispute and the provisions of Section 2.3(e) and Section 2.3(f) shall likewise apply in connection therewith; provided, however, that, for purposes of this Section 2.3(i), the “Independent Accounting Firm” shall be deemed to be a nationally-recognized independent engineer with experience in the construction and commissioning of renewable power generation facilities, as mutually agreed by the Parties.  For the purposes of this Agreement, the “FC Adjustment Amount” means an amount, which may be positive or negative, equal to (A) the FC Construction Projects Outstanding Obligations Amount as finally determined pursuant to this Section 2.3(i) minus (B) the Estimated Construction Projects Outstanding Obligations Amount. If the FC Adjustment Amount is positive, then Seller shall pay Buyer the FC Adjustment Amount.  If the FC Adjustment Amount is negative, then Buyer shall pay Seller the absolute value of the FC Adjustment Amount.  Payment of the FC Adjustment Amount shall be made as provided in Section 2.3(g), mutatis mutandis.  The final Purchase Price shall be the Pre-FC Purchase Price determined pursuant to Section 2.3(g) as adjusted upward or downward, as applicable, by the FC Adjustment Amount.

(j)          Carvers Creek Post-Closing Tax Equity Adjustments.

(i)         On the date which falls 90 days after the Closing Date, Buyer shall calculate an amount (the “Carvers Creek TE Shortfall Amount”) equal to the difference, if any, of (A) the Closing Carvers Creek Tax Equity Amount minus (B) the sum of (1) the Carvers Creek Cash Component plus (2) the amount received by Buyer post-Closing from the Tax Equity Investor in respect of an investment into Carvers Creek Holdco under the Carvers Creek Tax Equity Documents and shall thereafter notify Seller of the Carvers Creek TE Shortfall Amount.  In the event that the Carvers Creek TE Shortfall Amount is positive, Seller shall pay Buyer such amount within five Business Days after the date on which Buyer has notified Seller of the Carvers Creek TE Shortfall Amount by wire transfer of immediately available funds to such account or accounts as may be designated in writing by Buyer at least two Business Days prior to such payment date.

(ii)        In the event that, subsequent to the payment by Seller to Buyer of the Carvers Creek TE Shortfall Amount but prior to December 31, 2025, Buyer receives a payment in respect of an equity investment by the Tax Equity Investor into Carvers Creek Holdco under the Carvers Creek Tax Equity Documents, Buyer shall promptly notify Seller and pay Seller such amount so received within five Business Days after the date on which Buyer has notified Seller of such receipt by wire transfer of immediately available funds to such account or accounts as may be designated in writing by Seller at least two Business Days prior to such payment date.   Any payment made under this Section 2.3(j)(ii) shall reduce the Carvers Creek TE Shortfall Amount.

(k)         Buyer and Seller agree that any adjustment as determined pursuant to this Section 2.3 will be treated and reported as an adjustment to the Purchase Price for applicable Tax purposes, except as otherwise required by applicable Law.

Section 2.4         Tax Withholding. Each of Buyer and Seller shall be entitled to deduct and withhold from any amount otherwise payable to any Person pursuant to this Agreement all Taxes or any other amounts that are required to be deducted and withheld with respect to such payment under the Code, the Treasury Regulations, the Tax Act or any other provision of applicable Law; provided, that, prior to making any such deduction or withholding (other than any deduction or withholding attributable to the failure to provide any tax form or certificate described in Section 2.2(b)(x) or Section 2.2(b)(xii)), the withholding party shall notify the other party in writing of such contemplated deduction or withholding no less than five Business Days prior to such contemplated deduction or withholding and shall reasonably cooperate with each other and use commercially reasonable efforts to reduce, mitigate, or otherwise eliminate such deduction or withholding to the maximum extent permitted by applicable Law.  Any amounts deducted or withheld from any such payment in accordance with the terms of this Section 2.4 shall be timely remitted to the applicable Taxing Authority and, if so properly withheld and remitted, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer, as of the date of this Agreement and as of the Closing Date (except for representations and warranties that are made as of a specified date, which such representations and warranties are made as of such date), as follows:

Section 3.1           Organization and Qualification.

(a)          Seller is a corporation duly organized, validly existing and in good standing under the Laws of Canada and has the corporate power and authority to own or lease its properties and to conduct its business as it is now being conducted. Seller is duly licensed or qualified to do business and, where applicable, is in good standing in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not reasonably be expected to have a material adverse effect on the ability of Seller to enter into and perform its obligations under this Agreement or consummate the transactions contemplated hereby.

(b)         Each member of the Company Group and the Non-Controlled Joint Ventures Group is (i) a corporation, partnership, limited liability company or other business organization, as applicable, duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, formation or organization, as applicable, as set forth on Schedule 3.1(b)(i) of the Disclosure Schedules (which such Disclosure Schedule, for the avoidance of doubt, does not give effect to the ULC Conversions or the Pre-Closing Share Issuance and Acquisition), and has all necessary power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and (ii) except as set forth on Schedule 3.1(b)(ii) of the Disclosure Schedules, duly qualified as a foreign business entity to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification necessary, except, with respect to clause (ii), for any such failures that would not have a Material Adverse Effect.

Section 3.2          Authority. Seller has the necessary corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Seller of this Agreement and each of the Ancillary Agreements to which it will be a party and the consummation by Seller of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action. This Agreement has been, and, upon their execution, each of the Ancillary Agreements to which Seller will be a party will have been, duly executed and delivered by Seller, and assuming due execution and delivery by each of the other parties hereto or thereto, this Agreement constitutes, and, upon their execution each of the Ancillary Agreements to which it will be a party, will constitute, the legal, valid and binding obligation of Seller, enforceable against it in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

Section 3.3          No Conflict; Required Filings and Consents.

(a)         Except as set forth on Schedule 3.3 of the Disclosure Schedules, the execution, delivery and performance by Seller of this Agreement and each of the Ancillary Agreements to which it will be a party and the consummation of the transactions contemplated hereby and thereby do not and will not:

(i)          conflict with or violate the Organizational Documents of Seller, any member of the Company Group or any member of the Non-Controlled Joint Ventures Group;

(ii)         assuming receipt of the Required Regulatory Approvals and expiration of the waiting period under the HSR Act, conflict with or violate any Law of any Governmental Authority applicable to Seller, any member of the Company Group or any member of the Non-Controlled Joint Ventures Group or by which any property or asset of Seller, any member of the Company Group or any member of the Non-Controlled Joint Ventures Group is bound or affected;

(iii)        (A) subject to the [Redacted – Confidential Information], (B) assuming receipt of the Required Regulatory Approvals and (C) assuming Buyer and/or its Affiliates have caused new and/or supplemental credit support to be put in place prior to Closing in a manner that satisfies terms of any agreement governing the Existing Credit Support Obligations and the replacement or supplementing thereof, and the applicable beneficiaries, in full satisfaction of Section 5.11, conflict with, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default), give rise to any right of termination, amendment, cancellation or acceleration under, or require any consent of any Person pursuant to, any material Contract; or

(iv)       subject to the [Redacted – Confidential Information], results in the creation of an Encumbrance on (A) any of the Equity Interests in any member of the Company Group or the Non-Controlled Joint Ventures Group or (B) any asset of any member of the Company Group or the Non-Controlled Joint Ventures Group;

except, in the case of clause (ii) or clause (iii), for any such conflicts, violations, breaches, defaults, consents or other occurrences that would not have a Material Adverse Effect or prevent, materially delay or materially impede the performance by Seller of its obligations under this Agreement and each of the Ancillary Agreements to which it will be a party or the consummation of the transactions contemplated hereby and thereby.

(b)        None of Seller, any member of the Company Group or any member of the Non-Controlled Joint Ventures Group is required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by Seller of this Agreement and each of the Ancillary Agreements to which it will be a party or the consummation of the transactions contemplated hereby and thereby, except (i) for the Required Regulatory Approvals, Required PJM Notice, Required IESO Notice and the Required Regulatory Notice, (ii) for any filings required to be made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) in connection with the Pre-Closing Reorganization, which, as of the Closing Date, will have been obtained or made, (iv) in connection with the Pre-Closing Share Issuance and Acquisition and the ULC Conversions, including any Name Change Notices required in connection therewith or (v) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not be material to the Company Group and the Non-Controlled Joint Ventures Group, taken as a whole and would not prevent, materially delay or materially impede the performance by Seller of its obligations under this Agreement and each of the Ancillary Agreements to which it will be a party or the consummation of the transactions contemplated hereby and thereby.

Section 3.4           Capitalization.

(a)         Schedule 3.4(a)(i) of the Disclosure Schedules sets forth, assuming for purposes of such Disclosure Schedule that the Pre-Closing Reorganization has been consummated, (i) a true and correct list of Equity Interests of each member of the Company Group and the Non-Controlled Joint Ventures Group, (ii) the beneficial and record owners of each such Equity Interest, (iii) the form of organization or incorporation of each member of the Company Group and the Non-Controlled Joint Ventures Group, and (iv) the jurisdiction of formation of each member of the Company Group and the Non-Controlled Joint Ventures Group. All of the issued and outstanding Equity Interests in each member of the Company Group and the Non-Controlled Joint Ventures Group are duly authorized, validly issued, fully paid and non-assessable. There are no outstanding obligations, options, warrants, convertible securities, rights of first refusal or first offer, preemptive rights, profit interests or other rights, agreements, arrangements or commitments of any kind relating to the Equity Interests in any member of the Company Group or the Non-Controlled Joint Ventures Group or obligating any Person to issue or sell any Equity Interests of, or any other interest in, any member of the Company Group and the Non-Controlled Joint Ventures Group that would be implicated by the transactions contemplated by this Agreement (other than as provided in Schedule 3.4(a)(ii) or Schedule 3.4(b) of the Disclosure Schedules). There are no outstanding contractual obligations of any member of the Company Group or the Non-Controlled Joint Ventures Group to repurchase, redeem or otherwise acquire any Equity Interests in any Person. Except as provided in the Organizational Documents of a member of the Company Group or the Non-Controlled Joint Ventures Group that have been made available to Buyer, there is no voting trust, proxy or other Contract with respect to the voting or transfer of the Equity Interests in any member of the Company Group or the Non-Controlled Joint Ventures Group.

(b)         Assuming the consummation of the Pre-Closing Reorganization, except (i) as disclosed in Schedule 3.4(a) of the Disclosure Schedules with respect to the ownership of the members of the Company Group and the Non-Controlled Joint Ventures Group and (ii) as set forth in the Organizational Documents of the Company Group or the Non-Controlled Joint Ventures Group made available to Buyer, no member of the Company Group or the Non-Controlled Joint Ventures Group directly or indirectly owns any Equity Interest, partnership, membership or similar interest in, or any interest convertible into, exercisable for the purchase of or exchangeable for any such Equity Interest, partnership, membership or similar interest in any Person other than another member of the Company Group or the Non-Controlled Joint Ventures Group.

Section 3.5           Purchased Interests.

(a)          Other than Seller with respect to the Purchased Interests (which is addressed in Section 3.5(b)), each Person indicated on Schedule 3.4(a)(i) of the Disclosure Schedules as owning Equity Interests in a member of the Company Group or Non-Controlled Joint Ventures Group after giving effect to the Pre-Closing Reorganization will own such Equity Interests beneficially and of record as of Closing, will have good and valid title to such Equity Interests as of Closing and will own such Equity Interests free and clear of all Encumbrances (other than restrictions on transfer that may arise under applicable securities Laws) as of Closing other than as indicated on Schedule 3.5(a) of the Disclosure Schedules.

(b)          Seller is the registered and beneficial owner of the Purchased Interests, free and clear of any Encumbrance (other than restrictions on transfer that may arise under applicable securities Laws). Seller has the right, authority and power to sell, assign and transfer the Purchased Interests to Buyer. Upon delivery to Buyer of the assignment of the Purchased Interests on the Closing Date and Buyer’s payment of the Estimated Purchase Price, Buyer shall acquire good, valid and marketable title to the Purchased Interests, free and clear of any Encumbrance other than Encumbrances created by Buyer and restrictions on transfer that may arise under applicable securities Laws.  There are no Equity Interests in the Company other than the Purchased Interests.

Section 3.6           Business Financial Statements.

(a)        Copies of the combined balance sheet of the Consolidated Group as at December 31, 2023 (the “Balance Sheet”), December 31, 2022 and December 31, 2021, and the related combined statements of income of the Consolidated Group, together with all related notes and schedules thereto (collectively referred to as the “Business Financial Statements”), are attached hereto as Schedule 3.6(a) of the Disclosure Schedules. The Business Financial Statements have been derived from the books and records of the Company and have been prepared in accordance with GAAP consistently applied (except as may be noted therein) and fairly present in all material respects (A) the financial condition, assets and liabilities of the Consolidated Group as of the dates therein specified and (B) the results of operations of the Consolidated Group for the periods indicated therein; provided, that the Business Financial Statements and the foregoing representations and warranties are qualified by the facts that the Consolidated Group has not operated as a separate standalone entity and has received certain allocated charges and credits which do not necessarily reflect amounts that would have resulted from arm’s-length transactions or that the Consolidated Group would incur on a standalone basis.  The revenues and expenses related to the Operating Projects are reflected in all material respects in the Business Financial Statements.

(b)         Except as set forth on Schedule 3.6(b) of the Disclosure Schedules, there are no material Liabilities, whether accrued or fixed, absolute or contingent, or matured or unmatured, of the Consolidated Group of a nature required to be reflected on a balance sheet prepared in accordance with GAAP, other than any such debts, liabilities or obligations (i) reflected or reserved against on the Business Financial Statements or the notes thereto or (ii) incurred since the date of the Balance Sheet in the ordinary course of business (none of which is a Liability for breach of Contract, tort, infringement, violation of Law, or that relates to any Action).

(c)         Copies of the balance sheet of Red Lily Wind Energy Partnership, a Saskatchewan general partnership (“RLWEP”) as at December 31, 2023 (the “RLWEP Balance Sheet”), and the related statements of income and cash flows of RLWEP, together with all related notes and schedules thereto (collectively referred to as the “RLWEP Financial Statements”), are attached hereto as Schedule 3.6(c)(i) of the Disclosure Schedules. The RLWEP Financial Statements have been derived from the books and records of RLWEP and have been prepared in accordance with GAAP consistently applied (except as may be noted therein) and fairly present in all material respects (A) the financial condition, assets, liabilities and equity of RLWEP as of the dates therein specified and (B) the results of operations and cash flows of RLWEP for the periods indicated therein.  Except as set forth on Schedule 3.6(c)(ii) of the Disclosure Schedules, there are no material Liabilities, whether accrued or fixed, absolute or contingent, or matured or unmatured, of RLWEP of a nature required to be reflected on a balance sheet prepared in accordance with GAAP, other than any such debts, liabilities or obligations (i) reflected or reserved against on the RLWEP Financial Statements or the notes thereto or (ii) incurred since the date of the RLWEP Balance Sheet in the ordinary course of business (none of which is a Liability for breach of Contract, tort, infringement, violation of Law, or that relates to any Action).

(d)         Copies of the balance sheet of Éoliennes Belle-Rivière Inc., a Quebec corporation (“EBR”) as at December, 2023 (the “EBR Balance Sheet”), and the related statements of income and cash flows of EBR, together with all related notes and schedules thereto (collectively referred to as the “EBR Financial Statements”), are attached hereto as Schedule 3.6(d)(i) of the Disclosure Schedules. The EBR Financial Statements have been derived from the books and records of EBR and have been prepared in accordance with GAAP consistently applied (except as may be noted therein) and fairly present in all material respects (A) the financial condition, assets, liabilities and equity of EBR as of the dates therein specified and (B) the results of operations and cash flows of EBR for the periods indicated therein.  Except as set forth on Schedule 3.6(d)(ii) of the Disclosure Schedules, there are no material Liabilities, whether accrued or fixed, absolute or contingent, or matured or unmatured, of EBR of a nature required to be reflected on a balance sheet prepared in accordance with GAAP, other than any such debts, liabilities or obligations (i) reflected or reserved against on the EBR Financial Statements or the notes thereto or (ii) incurred since the date of the EBR Balance Sheet in the ordinary course of business (none of which is a Liability for breach of Contract, tort, infringement, violation of Law, or that relates to any Action).

(e)         Copies of the balance sheet of Permian Renewables Holdco, LLC, a Delaware limited liability company (“PRH”) as at December 31, 2023 (the “PRH Balance Sheet”), and the related statements of income and cash flows of PRH, together with all related notes and schedules thereto (collectively referred to as the “PRH Financial Statements”), are attached hereto as Schedule 3.6(e)(i) of the Disclosure Schedules. The PRH Financial Statements have been derived from the books and records of PRH and have been prepared in accordance with GAAP consistently applied (except as may be noted therein) and fairly present in all material respects (A) the financial condition, assets, liabilities and equity of PRH as of the dates therein specified and (B) the results of operations and cash flows of PRH for the periods indicated therein.  Except as set forth on Schedule 3.6(e)(ii) of the Disclosure Schedules, there are no material Liabilities, whether accrued or fixed, absolute or contingent, or matured or unmatured, of PRH of a nature required to be reflected on a balance sheet prepared in accordance with GAAP, other than any such debts, liabilities or obligations (i) reflected or reserved against on the PRH Financial Statements or the notes thereto or (ii) incurred since the date of the PRH Balance Sheet in the ordinary course of business (none of which is a Liability for breach of Contract, tort, infringement, violation of Law, or that relates to any Action).

(f)        Copies of the balance sheet of Algonquin Power (Blue Hill Holdings) Inc., an Ontario corporation (“APBHH”) as at December 31, 2023 (the “APBHH Balance Sheet”), and the related statements of income and cash flows of APBHH, together with all related notes and schedules thereto (collectively referred to as the “APBHH Financial Statements”), are attached hereto as Schedule 3.6(f)(i) of the Disclosure Schedules. The APBHH Financial Statements have been derived from the books and records of APBHH and have been prepared in accordance with GAAP consistently applied (except as may be noted therein) and fairly present in all material respects (A) the financial condition, assets, liabilities and equity of APBHH as of the dates therein specified and (B) the results of operations and cash flows of APBHH for the periods indicated therein.  Except as set forth on Schedule 3.6(f)(ii) of the Disclosure Schedules, there are no material Liabilities, whether accrued or fixed, absolute or contingent, or matured or unmatured, of APBHH of a nature required to be reflected on a balance sheet prepared in accordance with GAAP, other than any such debts, liabilities or obligations (i) reflected or reserved against on the APBHH Financial Statements or the notes thereto or (ii) incurred since the date of the APBHH Balance Sheet in the ordinary course of business (none of which is a Liability for breach of Contract, tort, infringement, violation of Law, or that relates to any Action).

(g)         Copies of the balance sheet of VWH as at December 31, 2023 (the “VWH Balance Sheet”), and the related statements of income and cash flows of VWH, together with all related notes and schedules thereto (collectively referred to as the “VWH Financial Statements”), are attached hereto as Schedule 3.6(g)(i) of the Disclosure Schedules. The VWH Financial Statements have been derived from the books and records of VWH and have been prepared in accordance with GAAP consistently applied (except as may be noted therein) and fairly present in all material respects (A) the financial condition, assets, liabilities and equity of VWH as of the dates therein specified and (B) the results of operations and cash flows of VWH for the periods indicated therein.  Except as set forth on Schedule 3.6(g)(ii) of the Disclosure Schedules, there are no material Liabilities, whether accrued or fixed, absolute or contingent, or matured or unmatured, of VWH of a nature required to be reflected on a balance sheet prepared in accordance with GAAP, other than any such debts, liabilities or obligations (i) reflected or reserved against on the VWH Financial Statements or the notes thereto or (ii) incurred since the date of the VWH Balance Sheet in the ordinary course of business (none of which is a Liability for breach of Contract, tort, infringement, violation of Law, or that relates to any Action).

(h)          After giving effect to the Pre-Closing Reorganization and the Closing, none of the members of the Company Group or the Non-Controlled Joint Ventures Group shall have any Liabilities associated with the steps undertaken to complete the Pre-Closing Reorganization or the completion thereof.

(i)         As of the date hereof, the aggregate principal amount of indebtedness for borrowed money (other than Specified Funded Indebtedness) of members of the Company Group and the Non-Controlled Joint Ventures Group does not exceed $80,000,000 (after giving effect to (x) the ownership percentages of non-wholly-owned Subsidiaries and (y) any applicable conversions of Canadian Dollars to U.S. Dollars pursuant to the Conversion Rate as of August 8, 2024).

(j)          As of the Closing Date, the statement of cash flows of the Consolidated Group as at December 31, 2023, December 31, 2022 and December 31, 2021, together with all related notes and schedules thereto (collectively referred to as the “Business Cash Flow Statements” delivered to Buyer pursuant to Section 5.38 have been derived from the books and records of the Company and have been prepared in accordance with GAAP consistently applied (except as may be noted therein) and fairly present in all material respects (A) the financial condition, assets and liabilities of the Consolidated Group as of the dates therein specified and (B) the results of operations of the Consolidated Group for the periods indicated therein; provided, that the Business Financial Statements and the foregoing representations and warranties are qualified by the facts that the Consolidated Group has not operated as a separate standalone entity and has received certain allocated charges and credits which do not necessarily reflect amounts that would have resulted from arm’s-length transactions or that the Consolidated Group would incur on a standalone basis.

Section 3.7           Absence of Certain Changes or Events.

(a)         Since the date of the Balance Sheet, (i) the business of the Company Group and the Non-Controlled Joint Ventures Group has been conducted in the ordinary course of business in all material respects and (ii) none of Seller or any member of the Company Group (or, to the extent that Seller could prevent such action from having been taken, any member of the Non-Controlled Joint Ventures Group) has taken any action (or omitted to take an action) that, if taken (or omitted to be taken) after the date of this Agreement without Buyer’s consent, would constitute a breach of the covenants set forth in Section 5.1.

(b)         Since the date of the Balance Sheet, there has not occurred any Material Adverse Effect.

Section 3.8          Compliance with Law; Permits.

(a)         Except as set forth on Schedule 3.8(a) of the Disclosure Schedules, each member of the Company Group and, to the Knowledge of Seller, the Non-Controlled Joint Ventures Group is, and has been for the past 36 months, in compliance with all Laws and Permits applicable to it, except for violations that would not reasonably be expected to be material to the Company Group and the Non-Controlled Joint Ventures Group, taken as a whole.

(b)         Except as set forth on Schedule 3.8(b) of the Disclosure Schedules, each member of the Company Group and the Non-Controlled Joint Ventures Group is in possession of all permits, licenses, franchises, approvals, certificates, certificates of authorization, decrees, consents, waivers, concessions, exemptions, orders, registrations, notices or other authorizations of any Governmental Authority necessary for each member of the Company Group and, to the Knowledge of Seller, the Non-Controlled Joint Ventures Group with respect to the Construction Projects and the Operating Projects owned, leased or operated by such Persons in light of the current stage of construction or operation of such Projects (the “Permits”) and there is no fact or circumstance that is reasonably likely to prevent any such Project from obtaining any Permit necessary for its construction or operation, except where the failure to have, or the suspension or cancelation of, any of the Permits would not reasonably be expected to be material to the Company Group and the Non-Controlled Joint Ventures Group, taken as a whole.

(c)         No member of the Company Group nor the Non-Controlled Joint Ventures Group, nor any director or officer nor, to the Knowledge of Seller, any other employee, agent or other Person acting on behalf of any member of the Company Group or the Non-Controlled Joint Ventures Group, has, in the past 36 months, directly or indirectly, violated any provision of any applicable federal, state, provincial or foreign anti-bribery or anti-corruption Laws including, but not limited to the U.S. Foreign Corrupt Practices Act of 1977, Corruption of Foreign Public Officials Act (Canada) and Criminal Code (Canada) as amended and other (collectively, “Anti-Corruption Laws”) or Anti-Money Laundering Laws in any material respect, including by: (i) the use of any funds of the Company Group or the Non-Controlled Joint Ventures Group for unlawful contributions, gifts, entertainment or other expenses; (ii) providing, promising to provide, or agreeing with any other person to provide or promise to provide, an unlawful benefit of any kind (including a payment) to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from funds of the Company Group or the Non-Controlled Joint Ventures Group; or (iii) making or receiving any unlawful bribe, rebate, payoff, influence payment, gratuity, kickback or other similar unlawful payment.

Section 3.9         Litigation; Orders. Except as set forth on Schedule 3.9 of the Disclosure Schedules, there is no Action by or against Seller or any member of the Company Group pending or, to the Knowledge of Seller, threatened or by or against Seller or any member of the Non-Controlled Joint Ventures Group or threatened against any member of the Non-Controlled Joint Ventures Group that would, if determined adversely to Seller or such member the Company Group or the Non-Controlled Joint Ventures Group, reasonably be expected to (i) have a material adverse effect on the ability of Seller to enter into and perform its obligations under this Agreement or consummate the transactions contemplated hereby or (ii) be material to the Company Group and the Non-Controlled Joint Ventures Group, taken as a whole. Seller, the Company Group and, to the Knowledge of Seller, the Non-Controlled Joint Ventures Group are not subject to any Order of any Governmental Authority that would reasonably be expected to (x) have a material adverse effect on the ability of Seller to enter into and perform its obligations under this Agreement or consummate the transactions contemplated hereby or (y) be material to the Company Group and the Non-Controlled Joint Ventures Group, taken as a whole.

Section 3.10         Employee Benefit Plans.

(a)          For purposes hereof “Employee Plans” means, all “employee benefit plans” (as such term is defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all employment, termination, severance, retention, change in control, bonus, equity option, equity purchase, equity-based, phantom equity, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, vacation, paid time off, welfare benefit insurance coverage, or other contracts, letters, agreements, benefit plans, programs or arrangements that are maintained, contributed to, or required to be contributed to, or sponsored by the Company Group or the Non-Controlled Joint Ventures Group for the benefit of any current or former employee, officer, director or individual service provider of the Company Group or the Non-Controlled Joint Ventures Group or pursuant to which the Company Group or the Non-Controlled Joint Ventures Group has any Liability in respect of the foregoing, or under which Seller or any Affiliate of Seller other than a member of the Company Group has any Liability in respect of any Subject Employees, other than plans established pursuant to statute and administered by a Governmental Authority.  Schedule 3.10(a) of the Disclosure Schedules sets forth, as of the date hereof, a true, complete and accurate list of all material Employee Plans in force and effect.

(b)         With respect to each material Employee Plan in effect on the date of this Agreement, Seller has made available to Buyer a complete and accurate copy of (i) the current plan document (and all amendments thereto) for each such Employee Plan; (ii) the most recent annual report (Form 5500) filed with the IRS, and any other annual information return filed with a Governmental Authority, if any; (iii) the most recent trust agreement, group annuity contract and summary plan description, if any, relating to such Employee Plan; and (iv) the most recent favorable determination or opinion letter, if any, from the IRS with respect to each Employee Plan intended to qualify under Section 401(a) of the Code.

(c)        Each Employee Plan has been and is being administered in all material respects in accordance with ERISA, the Code and all other applicable laws and the regulations thereunder and in accordance with its terms. With respect to the Employee Plans, there are no benefit obligations for which contributions have not been made or properly accrued to the extent required by GAAP, except for failures to make such contributions or accruals for contributions as are not, individually or in the aggregate, reasonably likely to be material. There are no Actions pending, or to the Knowledge of Seller, threatened, with respect to any Employee Plan (other than routine claims for benefits in the ordinary course and appeals thereof) that would result in material Liability to any member of the Company Group or to the Knowledge of Seller, the Non-Controlled Joint Ventures Group.

(d)         No member of the Company Group or the Non-Controlled Joint Ventures Group has, and could reasonably be expected to have, any liability, including on account of an ERISA Affiliate, with respect to any “multiemployer plan” as defined in Section 3(37) of ERISA or any “multi-employer plan” as such term is defined in subsection 8500(1) of the Tax Act.

(e)         Each Employee Plan that is intended to be qualified as Tax-preferred or Tax-exempt (including under Section 401(a) of the Code) is so qualified and has received or is the subject of a determination or opinion letter from the IRS, if applicable, that it is so qualified and each related trust that is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination or opinion letter from the IRS that it is so exempt, and, to the Knowledge of Seller, no fact or event has occurred since the date of such letter or letters from the IRS that would reasonably be expected to adversely affect the qualified status of any such Employee Plan or the exempt status of any such trust.

(f)          None of the Employee Plans is a “single-employer plan” (within the meaning of Section 4001(a)(15) of ERISA) subject to Title IV of ERISA for which either the Company Group or the Non-Controlled Joint Ventures Group would reasonably be expected to incur liability under Section 4063 or 4064 of ERISA or a “registered pension plan” as that term is defined in subsection 248(1) of the Tax Act that contains a “defined benefit provision” as that term is defined in subsection 147.1(1) of the Tax Act. No member of the Company Group or the Non-Controlled Joint Ventures Group maintains, contributes to or is required to contribute to, or has any liability with respect to, any (i) “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (ii) any “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA, (iii) any “multiple employer plan,” as defined in Section 413(c) of the Code, (iv) a “retirement compensation arrangement” as such term is defined in subsection 248(1) of the Tax Act, (v) a “salary deferral arrangement” as such term is defined in subsection 248(1) of the Tax Act, or (vi) an “employee life and health trust” as such term is defined in subsection 248(1) of the Tax Act.

(g)         Neither the execution and delivery of this Agreement, the Ancillary Agreements nor the consummation of any of the transactions contemplated by the foregoing agreements will (either alone or in conjunction with any other event) (1) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director, or individual service provider of any member of the Company Group or, to the Knowledge of Seller, the Non-Controlled Joint Ventures Group, (2) result in any limitation on the right of any member of the Company Group to amend, merge, terminate or receive a reversion of assets from any Employee Plan or related trust, or (3) result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Section 280G of the Code) of any payment or benefit that is a “parachute payment” (within the meaning of Section 280G of the Code). None of the Employee Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer, director or individual service provider of the Company Group or, to the Knowledge of Seller, the Non-Controlled Joint Ventures Group.

(h)         Each Employee Plan constitutes a “nonqualified deferred compensation plan” subject to Section 409A of the Code is in documentary and operational compliance, in all material respects, with Section 409A of the Code and the regulations thereunder.  No member of the Company Group or, to the Knowledge of Seller, the Non-Controlled Joint Ventures Group has any obligation to gross up or otherwise reimburse any current or former employee, officer, director or individual service provider of the Company Group or the Non-Controlled Joint Ventures Group for any Tax incurred by such Person pursuant to Section 409A, 4999, or 105(h) of the Code.

(i)          Each Employee Plan subject to the laws and regulations of any jurisdiction outside of the United States (i) has been established and maintained in all material respects in accordance with all applicable statutes, laws, ordinances, regulations, and rules; (ii) if the Employee Plan is intended to qualify for special tax treatment, such Employee Plan meets in all material respects, the requirements for such treatment; and (iii) if the Employee Plan is intended to be funded or book-reserved, such Employee Plan is funded or book reserved, as appropriate, based upon reasonable actuarial assumptions and applicable Laws.

Section 3.11         Labor and Employment Matters

(a)         No member of the Company Group nor, to the Knowledge of Seller, the Non-Controlled Joint Ventures Group is a party to any labor or collective bargaining contract, and, to the Knowledge of Seller, no union organizing efforts covering any Subject Employees are now being conducted or have been conducted in the past 36 months. There is no material (a) labor dispute, strike, controversy, slowdown, work stoppage or lockout involving any Subject Employees or otherwise pending or, to the Knowledge of Seller, threatened against or affecting any member of the Company Group or the Non-Controlled Joint Ventures Group or (b) unfair labor practice or labor charge or complaint involving any Subject Employees or pending or, to the Knowledge of Seller, threatened with respect to the Company Group or the Non-Controlled Joint Ventures Group before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other similar Governmental Authority. Each employer of Subject Employees, member of the Company Group and, to the Knowledge of Seller, the Non-Controlled Joint Ventures Group are, and have been for the past 36 months, in material compliance with all applicable Laws relating to labor and employment, including as relating to employment standards, accessibility, labor relations, human rights, employment equity, occupational health and safety, wages, hours, plant closings, collective bargaining, unemployment compensation, pay equity, harassment, retaliation, equal employment opportunity, discrimination, immigration, workforce classification, safety and health.

(b)        Seller has made available to Buyer a true, complete and accurate list of each employee of the Company Group, Seller or an Affiliate of Seller that performs services for the Company Group and, to the Knowledge of Seller, the Non-Controlled Joint Ventures Group (such employees, “Subject Employees”) as of a date within the 15-day period preceding the date of this Agreement, including name, employee number, job title, start date, status as exempt or non-exempt, full-time or part-time status, leave status (including date of leave and expected return date (if known)), employment location, employing entity (if not the Company) and current base annual salary or hourly rate of pay and target bonus opportunity or other incentive compensation, in each case, as applicable.  The most recent such list has been delivered to Buyer on or prior to the date hereof.

(c)         During the two-year period preceding the date of this Agreement, no member of the Company Group or, to the Knowledge of Seller, the Non-Controlled Joint Ventures Group has effectuated any “plant closing” or employee “mass layoff” (in each case, as defined in the WARN Act or equivalent foreign legislation) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any member of the Company Group or the Non-Controlled Joint Ventures Group for which there is any unsatisfied liability.

Section 3.12        Insurance. Schedule 3.12 of the Disclosure Schedules sets forth (a) a true and complete list of all material insurance policies in force with respect to the members of Company Group and, to the Knowledge of Seller, the Non-Controlled Joint Ventures Group (the “Insurance Policies”) and (b) particulars of loss runs related to material losses under any such Insurance Policy in the 12-month period preceding the date hereof. True and complete copies of such insurance policies (or, to the extent such policies are not available, policy binders) have been made available to Buyer.  All such policies (and, with respect to the Non-Controlled Joint Ventures Group, to the Knowledge of Seller) are in full force and effect (or has been replaced in accordance with Section 5.23) with all premiums with respect thereto having been paid, and no written notice of cancelation, reservation of rights, termination, material amendment, or denial of renewal of coverage has been received by any member of the Company Group or, to the Knowledge of Seller, any member of the Non-Controlled Joint Ventures Group with respect to any such policy and, to the Knowledge of Seller, there is no threatened termination, non-renewal or material amendment thereof.

Section 3.13        Real Property; Personal Property; Sufficiency of Assets.

(a)         Set forth on Schedule 3.13(a) of the Disclosure Schedules is a true and complete list of all Owned Real Property and references to the most recent policies of title insurance made available to Buyer (each, a “Title Policy”) with respect to such Owned Real Property. The legal descriptions of the Owned Real Property set forth in each such Title Policy are true and accurate in all material respects.  In each case, (i) each applicable member of the Company Group and the Non-Controlled Joint Ventures Group has good and valid title to all Owned Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances, and (ii) except for Permitted Encumbrances, no member of the Company Group or the Non-Controlled Joint Ventures Group has leased or otherwise granted to any Person the right to use or occupy the Owned Real Property other than to another member of the Company Group or the Non-Controlled Joint Ventures Group.

(b)          The applicable member of the Company Group or the Non-Controlled Joint Ventures Group has good and valid interests in and to the Leased Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances.

(c)          The applicable member of the Company Group or the Non-Controlled Joint Ventures Group has good and valid interests in and to the Easement Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances.

(d)        No member of the Company Group or the Non-Controlled Joint Ventures Group has received notice of any active proceedings of condemnation or expropriation and, to the Knowledge of Seller, there are no proceedings of condemnation or expropriation threatened with respect to any material Owned Real Property or Project Real Property.

(e)          Seller has made available to Buyer a complete copy of each material Real Property Contract.  Except as set forth on Schedule 3.13(c)(i) of the Disclosure Schedules, (i) no member of the Company Group or the Non-Controlled Joint Ventures Group is in breach or default of any material obligation under any material Real Property Contract to which it is a party and (ii) each of the Real Property Contracts is in full force and effect and constitutes the legal, valid, binding and enforceable obligation of the applicable member of the Company Group or the Non-Controlled Joint Ventures Group and, to the Knowledge of Seller, any other party thereto, except as may be limited by applicable bankruptcy and similar laws affecting the enforcement of creditors’ rights and general equitable principles.  With respect to each of the material Real Property Contracts, (A) the rentals or other payments or monetary considerations set forth in such Real Property Contract are the actual amounts being paid, and there are no separate agreements or understandings with respect to any change or modification of such amounts owed, and (B) no Action has been commenced or made, to the Knowledge of Seller, threatened by any Person to terminate or suspend any material Real Property Contract.  Each material Real Property Contract grants applicable member of the Company Group and the Non-Controlled Joint Ventures Group the exclusive right to use and occupy the demised premises thereunder subject to Permitted Encumbrances.  The Owned Real Property and the Real Property Contracts provide adequate ingress and egress for the operation and maintenance of each Operating Project and the construction, operation and maintenance of each Construction Project.

(f)          With respect to the Operating Projects, each member of the Company Group and the Non-Controlled Joint Ventures Group, with respect to the Operating Projects owned or operated by such Persons, owns and has good and marketable title to all tangible personal property reflected on the books of such Persons as owned by such Persons, free and clear of all Encumbrances other than Permitted Encumbrances.

(g)         Each member of the Company Group and the Non-Controlled Joint Ventures Group, with respect to the Operating Projects owned, leased or operated by such Persons, has good and marketable title to, or otherwise has a legal and valid right to use, all material assets (whether real or personal, tangible or intangible) used in connection with the operation and maintenance of the Operating Projects and the same constitute all of the material assets, properties, rights (including all real property rights, Intellectual Property rights and Permits) and interests necessary and sufficient for the operation of the Operating Projects and conduct of business immediately after the Closing in substantially the same manner as currently conducted.

(h)        Except as set forth on Schedule 3.13(f) of the Disclosure Schedules, all tangible personal property (and all tangible personal property characterized as mixed or fixtures) is in good working order and condition, except (i) for ordinary wear and tear and (ii) as would not, individually or in the aggregate, reasonably be expected to be material to the Company Group and the Non-Controlled Joint Ventures Group, taken as a whole.

(i)          Each member of the Company Group and the Non-Controlled Joint Ventures Group with respect to the Construction Projects owned by such Persons, owns and has good and marketable title to all tangible personal property reflected on the books of such Persons as owned by such Persons, free and clear of all Encumbrances other than Permitted Encumbrances. Each member of the Company Group and the Non-Controlled Joint Ventures Group, with respect to the Construction Projects owned by such Persons, has good and marketable title to, or otherwise has a legal and valid right to use, or, pursuant to the Material Contracts, has an enforceable right to obtain, all material assets (whether real or personal, tangible or intangible) necessary to complete construction of such Construction Project and achieve final completion with respect thereto and, upon completion thereof, such material assets constitute all of the material assets, properties, rights (including all real property rights, Intellectual Property rights and Permits) and interests necessary and sufficient for the operation of such Construction Projects.

Section 3.14         Intellectual Property.

(a)         Schedule 3.14(a) of the Disclosure Schedules sets forth, as of the date hereof, a true and complete list of all (i) issued patents and patent applications, (ii) registered trademarks or service marks and applications to register any trademarks or service marks, (iii) material registered domain names and (iv) registered copyrights, in each case, owned by the Company Group or, to the Knowledge of Seller, the Non-Controlled Joint Ventures Group, in each case, other than the Retained Names and Marks.

(b)         Except as set forth on Schedule 3.14(b) of the Disclosure Schedules, each member of the Company Group and the Non-Controlled Joint Ventures Group own all right, title, and interest in and to, or have a valid license or other right to use, all material Intellectual Property required for the operation of such member of the Company Group’s and the Non-Controlled Joint Ventures Group’s businesses as currently conducted (other than the Retained Names and Marks), free and clear of all Encumbrances other than Permitted Encumbrances. No Action has been commenced or asserted or, to the Knowledge of Seller, threatened against any member of the Company Group or, to the Knowledge of Seller, the Non-Controlled Joint Ventures Group, in the past thirty-six months that the use or exploitation by the Company Group or the Non-Controlled Joint Ventures Group of any Intellectual Property owned by the Company Group or the Non-Controlled Joint Ventures Group materially infringes the Intellectual Property of any third party.  To the Knowledge of Seller, no Person is infringing, misappropriating or violating any Intellectual Property of any member of the Company Group and the Non-Controlled Joint Ventures Group.

Section 3.15        Privacy Laws. Except as set forth on Schedule 3.15 of the Disclosure Schedules, each member of the Company Group and the Non-Controlled Joint Ventures Group is and has been, for the past 36 months, in compliance in all material respects with applicable Privacy Laws. No Person has commenced or made an Action against any member of the Company Group or, to the Knowledge of Seller, the Non-Controlled Joint Ventures Group for a violation of Privacy Laws. No member of the Company Group or the Non-Controlled Joint Ventures Group has in the past 36 months been, and none are currently under audit or investigation by any Governmental Authority regarding protection, storage, collection, use, sharing, disclosure, processing and transfer of Personal Information.  Except as would not reasonably be expected to  be material to the Company Group and the Non-Controlled Joint Ventures Group, taken as a whole, (i) each member of the Company Group and the Non-Controlled Joint Ventures Group has taken reasonable actions, consistent with applicable industry practices, to (A) monitor and protect the integrity and security of its software, databases, computer hardware, servers, networks, platforms, peripherals and other telecommunications infrastructure and information technology and the data and other information (including Personal Information) processed thereon and (B) maintain backup, data recovery, disaster recovery and business continuity plans, procedures and facilities, and (ii) each member of the Company Group and the Non-Controlled Joint Ventures Group act in compliance with such plans and procedures in all material respects.

Section 3.16         Taxes. Seller hereby represents and warrants to Buyer that, except as set forth on the Disclosure Schedules:

(a)          All material Tax Returns required to be filed by any member of the Company Group have been timely filed (taking into account any applicable extensions), and all such Tax Returns are complete and correct in all material respects. Each member of the Company Group has timely paid all material Taxes prior to delinquency (taking into account applicable extensions).  All material amounts of Taxes which any member of the Company Group is obligated to withhold from amounts owing to any employee, creditor, equity holder or third-party have been fully and timely paid.  The Amended Tax Returns (as defined in the Disclosure Schedules), when filed, shall be complete and correct in all material respects.

(b)         All material Tax Returns required to be filed by any member of the Non-Controlled Joint Ventures Group have been timely filed (taking into account any applicable extensions), and all such Tax Returns are complete and correct in all material respects. Each member of the Non-Controlled Joint Ventures Group has paid all material Taxes prior to delinquency (taking into account applicable extensions). All material amounts of Taxes which any member of the Non-Controlled Joint Ventures Group is obligated to withhold from amounts owing to any employee, creditor, equity holder or third party have been fully and timely paid.

(c)         (i) No material Tax Return of any member of the Company Group or of any member of the Non-Controlled Joint Ventures Group is under audit by any Taxing Authority, and no written notice of such an audit has been received by any member of the Company Group or the Non-Controlled Joint Ventures Group, and (ii) there is no deficiency proceeding or Action for material Taxes due and owing by any member of the Company Group or any member of the Non-Controlled Joint Ventures Group pending before any Taxing Authority or threatened in writing.  No member of the Company Group or the Non-Controlled Joint Ventures Group has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency that has not expired (other than, in each case, pursuant to extensions of time to file Tax Returns).

(d)        No written claim has been made nor has any other written notice been provided during the past three (3) years by any Governmental Authority in a jurisdiction where any member of the Company Group or Non-Controlled Joint Ventures Group does not file Tax Returns that such member of the Company Group or Non-Controlled Joint Ventures Group is or may be subject to taxation by that jurisdiction. No member of the Company Group or Non-Controlled Joint Ventures Group has any material Liability for Taxes of any other Person as a transferee or successor under applicable Law or is or has been a member of any consolidated, combined, unitary or similar Tax group (other than a group the members of which are solely the Company Group).

(e)         No member of the Company Group or Non-Controlled Joint Ventures Group (i) has (x) agreed to or is required to make any material adjustment pursuant to Section 481(a) of the Code or any similar provision of Law, (y) any knowledge that any Governmental Authority has proposed any such adjustment or (z) any application pending with any Governmental Authority requesting permission for any change in any Tax accounting method, (ii) has executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Law or any other binding written agreement with any Governmental Authority with respect to material Taxes or (iii) will be required to include any material item of income in taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (x) installment sale or open transaction disposition made on or prior to the Closing Date or (y) prepaid amount received on or prior to the Closing Date.

(f)         No member of the Company Group or Non-Controlled Joint Ventures Group has participated in a “reportable transaction” (other than a “loss transaction”) as set forth in Treasury Regulations Section 1.6011-4(b) or any transaction under any similar provision of state, local or foreign Law (other than Canadian federal, provincial or territorial law).

(g)         None of the assets of any member of the Company Group or Non-Controlled Joint Ventures Group (i) is “tax-exempt use property” within the meaning of Section 168(h) of the Code or “tax-exempt bond-financed property” within the meaning of Section 168(g)(5) of the Code, (ii) is leased to a tax-exempt entity within the meaning of Section 168(h) of the Code, or (iii) is imported property of the kind described in Section 168(g)(6) of the Code.

(h)          As of the Closing Date, each Canadian member of the Company Group (other than those listed on Schedule 5.1(i)(i) or Schedule 5.1(i)(ii) of the Disclosure Schedules) is treated as a disregarded entity for U.S. federal income tax purposes.

(i)          Algonquin Power (America) Inc. is not, and has not been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(j)          No U.S. member of the Company Group has (i) constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code during the past two years or (ii) experienced an ownership change pursuant to Section 382 of the Code.  Each U.S. member of the Company Group that is treated as a corporation for U.S. federal income tax purposes is a member of a consolidated U.S. federal income tax group of which Algonquin Power (America) Inc. is the common parent (the “Consolidated Tax Group”). As of the Closing Date, but immediately prior to the Closing, the Consolidated Tax Group will have cumulative net operating loss carryforwards of at least $[Redacted – Commercially Sensitive Information – Monetary Threshold] for U.S. federal income tax purposes and cumulative carryforwards of disallowed business interest expense pursuant to Section 163(j) of the Code of at least $[Redacted – Commercially Sensitive Information – Monetary Threshold]. As of the Closing Date, but immediately prior to the Closing, the aggregate tax basis (as determined for U.S. federal income tax purposes) in the assets of the Consolidated Tax Group (other than stock in members of the Consolidated Tax Group) will be at least $[Redacted – Commercially Sensitive Information – Monetary Threshold]. There is no deferred item from any intercompany transaction (within the meaning of the Treasury Regulations Section 1.1502-13) between any members of the Consolidated Tax Group.

(k)          There has been no indemnity payment claimed in writing to be due or made under any Tax Equity Document or Tax Credit Purchase Agreement.

(l)          Each of the representations and warranties made to a Tax Equity Investor in a Tax Equity Document or purchaser in a Tax Credit Purchase Agreement was true, correct and complete in all material respects when made, and each covenant made to a Tax Equity Investor in a Tax Equity Document and purchaser in a Tax Credit Purchase Agreement has been complied with in all material respects.

(m)        Each Tax Credit Purchase Agreement complies in all material respects with the requirements set forth in Section 6418 of the Code and the Treasury Regulations thereunder.

(n)         Construction of each Project (or portion thereof) with respect to which PTCs are claimed that was placed in service for U.S. federal income tax purposes after December 31, 2016 and prior to January 1, 2022, began prior to January 1, 2017 within the meaning of IRS Notice 2013-29 (as modified).

(o)         Construction, alteration, and repair of each Operating Project placed in service after December 31, 2021 and each Construction Project satisfies the requirements of Sections 45(b)(6)(B), 48(a)(9)(B), 45Y(a)(2)(B), 45Z(a)(2)(B) or 48E(a)(2)(A)(ii) of the Code, as applicable, with a documented plan in place to ensure the construction, repair, and alteration of such Project will satisfy the requirements of Sections 45(b)(6)(B)(iii), 48(a)(9)(B)(iii),  45Y(a)(2)(B)(iii), 45Z(a)(2)(B) or 48E(a)(2)(A)(ii)(III) of the Code, as applicable, and any generally applicable published guidance with respect thereto, including the Treasury Regulations (as such guidance is updated from time to time).

(p)         Any Operating Project or Construction Project that is reflected in the Seller Model as eligible for additional tax credits under Sections 45(b)(9), 45(b)(11), 48(a)(12), 48(a)(14), 48(e), 45Y(g)(7), 45Y(g)(11), 48E(a)(3)(A), 48E(a)(3)(B) or 48E(h) of the Code, as applicable, satisfies the requirements of such Code Section, and any generally applicable published guidance with respect thereto, including the Treasury Regulations (as such guidance is updated from time to time).

(q)         Each Subsidiary or Tax Equity Company that claimed an ITC or PTC with respect to a Project, did not claim an amount of ITC or PTC, as applicable, that exceeded the amount for which such entity was eligible.

(r)          Each Project for which ITCs or PTCs have been or will be claimed is located in the United States.

(s)         With respect to each Project for which ITCs or PTCs have been or will be claimed, at the time it was most recently placed in service for U.S. federal income tax purposes, such Project’s fair market value consisted of not more than 20% used property pursuant to Proposed Treasury Regulation Section 1.48-14(a).

(t)           The provision for Taxes in the Business Financial Statements constitutes an adequate provision for the payment of all material unpaid Taxes in respect of all periods up to and including the period to which the Business Financial Statements relate.

(u)         True copies of all material Tax Returns prepared and filed by any member of the Company Group or any member of the Non-Controlled Joint Ventures Group, together with any notices of assessment or reassessment of any member of the Company Group or any member of the Non-Controlled Joint Ventures Group and all correspondence with any Taxing Authority, in each case, relating to a material amount of Taxes for any taxation year or period that remains open for assessment or reassessment as of the date hereof have been posted to the Electronic Data Room or otherwise made available to Buyer.

(v)        No facts, circumstances or events exist or have existed that have resulted in, or may result in, the application of any of section 15, section 17, section 79 to section 80.04 of the Tax Act (or any similar provision of an applicable Law of any province or territory of Canada) to any member of the Company Group or any member of the Non-Controlled Joint Ventures Group.

(w)        In all cases, the value of the consideration paid or received by any member of the Company Group and of any member of the Non-Controlled Joint Ventures Group for the acquisition, sale, transfer or provision of property (including intangibles) or the provision of services (including financial transactions) from or to a person with whom such member of the Company Group or member of the Non-Controlled Joint Ventures Group was not dealing at arm's length within the meaning of the Tax Act was equal to the fair market value of such property acquired, provided or sold or services purchased or provided and documentation is available to substantiate the fair market value.

(x)         None of the members of the Company Group or the members of the Non-Controlled Joint Ventures Group have claimed any reserves or deductions for purposes of the Tax Act (or for purposes of any applicable Law of any province or territory of Canada) that may give rise to Tax in taxation year or period that begins on or after the Closing Date or, with respect to a taxable period beginning on or before the Closing Date and ending after the Closing Date, the portion of such period beginning on or after the Closing Date.

(y)          Seller is not a non-resident of Canada within the meaning of the Tax Act.

(z)          The members of the Company Group and the members of the Non-Controlled Joint Ventures Group have each complied with all material information reporting and record keeping requirements under applicable Laws, including retention and maintenance of required records with respect thereto.

(aa)       None of the members of the Company Group or the members of the Non-Controlled Joint Ventures Group have engaged in any transaction that is a “reportable transaction” as defined in subsection 237.3(1) of the Tax Act or any “notifiable transaction” as defined in subsection 237.4(1) of the Tax Act.

(bb)       The members of the Company Group and members of the Non-Controlled Joint Ventures Group have each complied in all material respects with relevant transfer pricing laws, including preparing contemporaneous documentation and other documents contemplated thereby, including, for greater certainty, section 247 of the Tax Act. There are no transactions to which section 247(2) or (3) of the Tax Act may reasonably be expected to apply.

(cc)       The members of the Company Group and the members of the Non-Controlled Joint Ventures Group have each complied with all registration, reporting, collection, self-assessment, and remittance requirements under the Excise Tax Act (Canada) and under all other applicable federal or provincial Tax legislation regarding value-added tax, provincial sales tax or similar Taxes. All exemptions, input tax credits, input tax refunds or rebates claimed by the members of the Company Group and the members of the Non-Controlled Joint Ventures Group under the Excise Tax Act (Canada) and under all other applicable federal or provincial Tax legislation regarding value-added tax, provincial sales tax or similar Taxes were calculated and validly claimed in accordance with applicable Law and are fully supported by appropriate documentation and such documentation was retained.

(dd)       No member of the Company Group or the Non-Controlled Joint Ventures Group is subject to liability for Taxes of any other person (including, for greater certainty, under sections 159 and 160 of the Tax Act). No member of the Company Group or the Non-Controlled Joint Ventures Group has entered into any Tax indemnity, Tax sharing, Tax allocation or other agreement with, or provided any undertaking to, any person pursuant to which it has assumed liability for the payment of income Taxes owing by such person.

(ee)        No Tax rulings have been requested or issued by any Taxing Authority, which will remain in effect after the Closing Date, with respect to the members of the Company Group or the members of the Non-Controlled Joint Ventures Group.

For purposes of this Section 3.16, any reference to any member of the Company Group or the Non-Controlled Joint Ventures Group shall be deemed to include any Person that merged with or was liquidated, wound up or converted into, or amalgamated with, such member.

Section 3.17         Environmental Matters.

(a)         Except as set forth on Schedule 3.17(a) of the Disclosure Schedules and except as would not be material to the Company Group and the Non-Controlled Joint Ventures Group, taken as a whole, (i) each member of the Company Group and the Non-Controlled Joint Ventures Group (A) are, and have been for the past 36 months, in compliance with all applicable Environmental Laws, and (B) have obtained and are, and have been for the past 36 months, in compliance with all Environmental Permits in light of the current stage of development, construction or operation of Projects, (ii) there is no fact or circumstance that is reasonably likely to prevent or delay in any material respect any Project from obtaining any Environmental Permit necessary for its development, construction or operation and (iii) there are no Actions alleging violation of or liability pursuant to any Environmental Law pending or, to the Knowledge of Seller, threatened against the Company Group or the Non-Controlled Joint Ventures Group.

(b)         Except as set forth on Schedule 3.17(b) of the Disclosure Schedules and except as would not be material to the Company Group and the Non-Controlled Joint Ventures Group, taken as a whole, (i) there has been no release of Hazardous Materials by the Company Group or the Non-Controlled Joint Ventures Group on, in, at or under or from any Project Real Property or Owned Real Property or any other location now or formerly owned, leased or operated by any member of the Company Group or the Non-Controlled Joint Ventures Group which has resulted or would reasonably be expected to result in a Liability to any member of the Company Group or the Non-Controlled Joint Ventures Group under any Environmental Laws and  (ii) to the Knowledge of Seller, there are no other conditions existing on the Owned Real Property or the Project Real Property that could reasonably be expected to give rise to any material Liability of any member of the Company Group or the Non-Controlled Joint Ventures Group under any Environmental Law.

(c)         Seller has made available to Buyer copies of all final environmental site assessments, monitoring reports, audits and other material final environmental reports and all material correspondence with Governmental Authorities in its possession or in the possession of any of its Affiliates that relates to Environmental Laws and Environmental Permits relating to any member of the Company Group, the Non-Controlled Joint Ventures Group or the Projects in each case in the possession or control of Seller or any member of the Company Group.

Section 3.18        Material Contracts.

(a)          (i) Schedule 3.18 of the Disclosure Schedules sets forth a true and complete list of each of the Contracts and agreements that is of a type described below (other than the material Real Property Contracts) to which a member of the Company Group or the Non-Controlled Joint Ventures Group (but solely, with respect to a member of the Non-Controlled Joint Ventures Group, to the extent of any such written contracts or agreements in the possession of Seller or a member of the Company Group) is a party or is (or its assets are) bound, as of the date hereof, and (ii) the Electronic Data Room contains in Folder 2 the material Real Property Contracts in effect as of the date hereof (such Contracts and agreements as described in this Section 3.18(a) being “Material Contracts”):

(i)          all Key Project Documents with respect to the Projects, other than those that have been fully performed;

(ii)         (A) Contracts relating to Indebtedness, other than such contracts that, individually, are for an amount that is less than $7,500,000 and (B) any Contract that imposes a security interest or Encumbrance on any material assets of any member of the Company Group or the Non-Controlled Joint Ventures Group;

(iii)       Contracts that limit or purport to limit the ability of any member of the Company Group or the Non-Controlled Joint Ventures Group to compete in any line of business or with any Person or in any geographic area or during any period of time, other than those set forth in the Organizational Documents or any “tax equity” financing document of the Joint Ventures;

(iv)        (A) the Organizational Documents of each member of the Company Group and the Non-Controlled Joint Ventures Group and (B) any partnership, joint venture, or limited liability company agreement or other Contract relating to any Equity Interests or other securities of a member of the Company Group or the Non-Controlled Joint Ventures Group;

(v)          (A) Contracts for the employment of any individual employee or service provider providing for a salary or base annual fee in excess of $[Redacted – Commercially Sensitive Information – Monetary Threshold] per year (other than any “at will” employment contract that may be terminated by the Company Group or, to the Knowledge of Seller, the Non-Controlled Joint Ventures Group with no more 30 days’ notice without further Liability to the applicable member of the Company Group or the Non-Controlled Joint Ventures Group, or any other employment contract that may be terminated by the Company Group or the Non-Controlled Joint Ventures Group or other employing entity upon providing the employee with entitlements pursuant to applicable Law) and (B) any collective bargaining Contract;

(vi)       Contracts that relate to the future disposition or acquisition of Equity Interests or material assets or properties by any member of the Company Group or the Non-Controlled Joint Ventures Group, or any future merger or business combination with respect to the Company Group or the Non-Controlled Joint Ventures Group (other than this Agreement or the Ancillary Agreements);

(vii)       any Contract that is not otherwise a Key Project Document: (A) committing any member of the Company Group or the Non-Controlled Joint Ventures Group to any material future capital expenditures or capital investments, or (B) for the future sale of any material asset or property or granting a right or option in favor of another Person to purchase any material asset or property;

(viii)      any Contract the primary purpose of which is to address Taxes (including PILOTs, FILOTs, Tax abatements, tax indemnification Contracts, Tax allocation agreements, Tax sharing agreements, Tax indemnity agreements or similar arrangements (excluding customary Tax indemnification provisions in commercial contracts not primarily relating to Taxes));

(ix)         any Contract with a Governmental Authority (other than any such Contract that is entered into in the ordinary course of business and is not material);

(x)         each Contract, other than any Contract that is not otherwise a Key Project Document, pursuant to which (A) Seller or any of its Affiliates, including any member of the Company Group or the Non-Controlled Joint Ventures Group, provides or posts any guarantee, indemnity, performance or surety bond, letter of credit, commitments or other similar credit support arrangement or obligation relating to the business, a Project or a member of the Company Group or the Non-Controlled Joint Ventures Group or (B) any third party (for clarity, not including Seller or any of its Affiliates) provides or posts any guarantee, indemnity, performance or surety bond, letter of credit, commitments or other similar credit support arrangement or obligation to any member of the Company Group or the Non-Controlled Joint Ventures Group;

(xi)        Contracts listed on Schedule 3.21 of the Disclosure Schedules;

(xii)       any Contract, other than as set forth in the foregoing clauses (i) through (xi), which expressly provides for future payments to or from any one or more members of the Company Group or the Non-Controlled Joint Ventures Group, individually or collectively, in excess of $1,500,000 individually or $7,500,000 in the aggregate over the term of such Contract;

(xiii)     other than any Contract that is not otherwise a Key Project Document, any Contract that imposes a “change of control” or similar restriction that is implicated in connection with the transactions contemplated hereunder (including through the use of the term “Qualified Transferee” or any similar term); and

(xiv)      any Contract whereby a member of the Company Group or the Non-Controlled Joint Ventures Group agrees to enter into any of the foregoing Contracts.

(b)         Seller has made available to Buyer true and complete copies of each Material Contract. Except as would not reasonably be expected to be material to the Company Group and the Non-Controlled Joint Ventures Group, taken as a whole, each Material Contract is valid and binding on the applicable member of the Company Group or the applicable member of the Non-Controlled Joint Ventures Group, as the case may be, and, to the Knowledge of Seller, the counterparties thereto, and is in full force and effect. No member of the Company Group nor the Non-Controlled Joint Ventures Group nor, to the Knowledge of Seller, any of the counterparties thereto is in breach of, or default under (or alleged to be in breach or default), any Material Contract, except for such breaches or defaults that would not reasonably be expected to be material to the Company Group and the Non-Controlled Joint Ventures Group, taken as a whole. No event has occurred which, individually or together with other events, constitutes a default or breach under or would reasonably be expected to result in a breach of or a default or termination under any Material Contract (in each case, with or without notice or lapse of time or both) by any member of the Company Group or the Non-Controlled Joint Ventures Group or, to the Knowledge of Seller, give to any other Person any right of acceleration, termination, modification or cancellation under any Material Contract, or result in the creation of any Encumbrance upon any of the assets of any member of the Company Group nor the Non-Controlled Joint Ventures Group, except as would not reasonably be expected to be material to the Company Group and the Non-Controlled Joint Ventures Group, taken as a whole.  Except as set forth on Schedule 3.18(b) of the Disclosure Schedules, no member of the Company Group or the Non-Controlled Joint Ventures Group has received or given written notice of an intent to terminate, cancel or otherwise materially modify, amend or alter the terms and conditions of, or notice of force majeure, material breach or default under, any Material Contract.

Section 3.19         International Trade Laws.

(a)         No member of the Company Group nor, to the Knowledge of Seller, the Non-Controlled Joint Ventures Group, nor any of their respective directors, executives, or employees, representatives or agents acting on behalf of any member of the Company Group or the Non-Controlled Joint Ventures Group, during the past three years: (i) has been a Sanctioned Person or (ii) has unlawfully conducted any business or engaged in any transaction involving any property owned, held or controlled by or on behalf of any Sanctioned Persons; (iii) has engaged in any transaction or dealing that would violate any International Trade Laws; or (iv) knowingly facilitated any such transaction or dealing.

(b)          During the past three years, no Action or notice has been filed or commenced against any member of the Company Group or the Non-Controlled Joint Ventures Group alleging any failure to comply with any International Trade Laws.

(c)          Nothing in this section shall require any Person to do or refrain from doing any action or omission, or to represent they have done or refrained from doing, any action or omission that would violate the Foreign Extraterritorial Measures Act or any Order promulgated thereunder.

(d)          The Company Group maintains policies and procedures reasonably designed to ensure compliance with International Trade Laws.

Section 3.20         FERC Representations.

(a)         Except as set forth on Schedule 3.20(a) of the Disclosure Schedules, each FERC jurisdictional Project is (1) a QF under PURPA, and all filings necessary for such QF status are filed with FERC and remain in full force and effect; and/or (2) a FUCO, or an EWG, based on EWG self-certification and such EWG status remains in full force and effect. The EWG status and QF status of each Project is set forth on Schedule 3.20(a) of the Disclosure Schedules.

(b)          As set forth in Schedule 3.20(b) of the Disclosure Schedules, as of the Closing Date, each Project located in Canada shall have a FUCO self-certification filed with FERC and such FUCO status shall be in full force and effect.

(c)         With respect to each jurisdictional Project that is a QF, each member of the Company Group that owns such a Project either (A) is eligible for the exemptions set forth in section 292.601 and section 292.602 of FERC’s regulations, from the FPA, PUHCA and state law and regulations respecting the rates of electric utilities and the financial and organizational regulation of electric utilities, (B) has obtained MBR Authority and is eligible for those exemptions set forth in Section 292.601 and Section 292.602 of FERC’s regulations, from the FPA, from PUHCA and state law and regulations respecting the rates of electric utilities and the financial and organizational regulation of electric utilities, except for the exemption contained in Section 292.601(c)(1) of such regulations or (C) has obtained MBR Authority and status as an EWG or FUCO, as applicable.

(d)         Each member of the Company Group that owns a Project and each Power Marketer that does not qualify for an exemption from compliance with section 205 and section 206 of the FPA contained in Section 292.601(c)(1) of FERC’s regulations has obtained MBR Authority which is in full force and effect as of the Closing Date, as set forth in Schedule 3.20(d) of the Disclosure Schedules.

(e)        All Projects that are subject to the jurisdiction of the PUCT are EWGs or QFs and are registered as a “Power Generation Company” with the PUCT and such Projects have received certification from the PUCT that such Projects are eligible to issue RECs as a “Renewable Energy Credit Generator” under and in accordance with PURA and PUCT rules, and are registered as a “Resource Entity” under and in accordance with the ERCOT Protocols.

(f)          Schedule 3.20(f) of the Disclosure Schedules sets forth each Project with a tariff on file with FERC in full force and effect for the provision of reactive supply and voltage control service under Schedule 2 of the PJM Tariff.

(g)          Schedule 3.20(g) of the Disclosure Schedules sets forth each Project which has registered with NERC, and such registrations are in full force and effect and is in material compliance with all applicable NERC requirements.

(h)        There is no complaint or administrative proceeding pending or, to the Knowledge of Seller, threatened, by or before any Governmental Authority against any of the Projects or Power Marketers alleging any violation of, or material non-compliance with, applicable requirements of any Governmental Authority, that could reasonably be expected to result in any loss of EWG status, MBR Authority, or QF status, as applicable by any Project or Power Marketer.

Section 3.21        Related Party Transactions. Except (a) as set forth on Schedule 3.21 of the Disclosure Schedules and (b) for employment, service, tax planning or intercompany information technology agreements or arrangements entered into in the ordinary course of business, no member of the Company Group or the Non-Controlled Joint Ventures Group, is a party to any Contract, agreement or transaction currently in effect with (i) any Related Party of Seller or (ii) any immediate family members of any Person described in clause (i) hereof.

Section 3.22       Brokers. Except for J.P. Morgan Securities Canada Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby.  All Liabilities associated with the engagement of J.P. Morgan Securities Canada Inc. are borne exclusively by Seller.

Section 3.23        Bank Accounts. Schedule 3.23 of the Disclosure Schedules sets forth the names and locations of banks, trust companies and other financial institutions at which any member of the Company Group maintains bank accounts, the associated account numbers (with customary redactions of confidential information) and the names of all persons authorized to make withdrawals therefrom.

Section 3.24         Indigenous Groups.

(a)         There is no Indigenous Group that has in the past 36 months opposed, or that currently oppose, or, to the Knowledge of Seller, has threatened to oppose or obstruct the current or proposed operations or activities of, or an application for a Permit or amendment to an existing Permit of, any member of the Company Group or the Non-Controlled Joint Ventures Group, including any development, construction, operational, or decommissioning activities related to a Project. There are no current, pending or, to the Knowledge of Seller, threatened Actions by any Indigenous Group affecting any Project or Project Real Property.

(b)        Except as set forth on Schedule 3.24(b) of the Disclosure Schedule: (i) no member of the Company Group or of the Non-Controlled Joint Ventures Group is a party to or bound by any Contract with any Indigenous Group to provide benefits, pecuniary or otherwise, with respect to a Project at any stage of development; and (ii) no member of the Company Group or of the Non-Controlled Joint Ventures Group has offered any Indigenous Group any benefits with respect to any Project at any stage of development.

Section 3.25        Credit Supports. As of the date hereof, Schedule 5.11 of the Disclosure Schedules sets forth a complete and accurate list of all credit support provided by Seller or any of its Affiliates to any other Person with respect to the Company Group, the Non-Controlled Joint Ventures Group, the Projects, the business of each member of the Company Group and the Non-Controlled Joint Ventures Group, or the Material Contracts.

Section 3.26       Exclusivity of Representations and Warranties. Neither Seller, the Company nor any of their respective Affiliates or Representatives is making any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating to the Company Group or the Non-Controlled Joint Ventures Group (including, but not limited to, any relating to financial condition, results of operations, assets or liabilities of the Company Group and the Non-Controlled Joint Ventures Group), except as expressly set forth in this Article III and the Ancillary Agreements and Seller hereby disclaims any such other representations or warranties.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as follows:

Section 4.1         Organization. Buyer is (a) duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, formation or organization, as applicable, and has all necessary power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and (b) duly qualified as a foreign business entity to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification necessary, except, in each case, for any such failures that would not have a Buyer Material Adverse Effect.

Section 4.2         Authority. Buyer has the power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Buyer of this Agreement and each of the Ancillary Agreements to which it will be a party and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action. This Agreement has been, and, upon their execution, each of the Ancillary Agreements to which it will be a party, will have been, duly executed and delivered by Buyer, and assuming due execution and delivery by each of the other parties hereto or thereto, this Agreement constitutes, and, upon their execution, each of the Ancillary Agreements to which Buyer will be a party will constitute, the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

Section 4.3          No Conflict; Required Filings and Consents.

(a)         Other than the Required Regulatory Approvals, the execution, delivery and performance by Buyer of this Agreement and each of the Ancillary Agreements to which it will be a party and the consummation of the transactions contemplated hereby and thereby do not and will not:

(i)          conflict with or violate the Organizational Documents of Buyer;

(ii)         conflict with or violate any Law of any Governmental Authority applicable to Buyer or by which any property or asset of Buyer is bound or affected; or

(iii)        conflict with, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under or require any consent of any Person pursuant to, any material contract or material agreement to which Buyer is a party;

except, in the case of clause (ii) or (iii), for any such conflicts, violations, breaches, defaults, consents or other occurrences that would not have a Buyer Material Adverse Effect or that arise as a result of any facts or circumstances relating to the participation of Seller or any of its Affiliates (as opposed to any third party) in the transactions contemplated by this Agreement and the Ancillary Agreements.

(b)       Buyer is not required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by Buyer of this Agreement and each of the Ancillary Agreements to which it will be a party or the consummation of the transactions contemplated hereby and thereby, except (i) for the Required Regulatory Approvals, the Required PJM Notice and the Required Regulatory Notice, (ii) for any filings to be made under the HSR Act, (iii) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not have a Buyer Material Adverse Effect or (iv) as arise as a result of any facts or circumstances relating to the participation of Seller or any of its Affiliates (as opposed to any third party) in the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 4.4           Financing.

(a)         The Financing, when funded in accordance with the Equity Commitment Letter and the Debt Commitment Letter (after giving effect to any “market flex” provisions) shall provide Buyer with cash proceeds on the Closing Date sufficient for the satisfaction of all of Buyer’s obligation to pay the Purchase Price, the Specified Funded Indebtedness and all fees and expenses and other payment obligations required to be paid or satisfied by Buyer in connection with the transactions contemplated by this Agreement to occur on the Closing Date (such amounts, collectively, the “Financing Amounts”). Buyer acknowledges and agrees that it is not a condition to the Closing or to any of its obligations under this Agreement that Buyer or any of its Affiliates obtain financing for or related to the transactions contemplated by this Agreement.

(b)        Concurrently with the execution and delivery of this Agreement, Buyer Parent has delivered to Seller the Buyer Limited Guarantee with respect to Buyer’s obligation under this Agreement to pay the Buyer Termination Fee. So long as Seller has not taken any action that has resulted in the termination of the Buyer Limited Guarantee pursuant to the terms of Section 2 thereof, (i) the Buyer Limited Guarantee is in full force and effect, has not been amended, modified, terminated, rescinded or withdrawn, and constitutes the legal, valid and binding obligation of Buyer Parent enforceable against Buyer Parent in accordance with its terms except as the same may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other similar Laws relating to or affecting the rights of creditors generally or by general equitable principles, and (ii) no event has occurred, which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Buyer Parent under the Buyer Limited Guarantee. There are no side letters or other written agreements affecting the enforceability of the Buyer Limited Guarantee to which Buyer, Buyer Parent or any of their respective Affiliates are a party.  The Buyer Limited Guarantee is not subject to any conditions precedent other than as expressly set forth in the Buyer Limited Guarantee.

(c)         Buyer has delivered to Seller a true and correct copy of the Equity Commitment Letter as of the date hereof. The obligations of Buyer Parent to fund the equity financing under the Equity Commitment Letter (the “Equity Financing”) is not subject to any condition precedent or other contingency that is not set forth expressly in the Equity Commitment Letter. The Equity Commitment Letter has not been amended or modified except as permitted hereby, and the commitments contained in the Equity Commitment Letter have not been withdrawn or rescinded in any respect. So long as Seller has not taken any action that has resulted in the termination of the Equity Commitment Letter pursuant to the terms of Section 3 thereof, (i) the Equity Commitment Letter is in full force and effect, and constitutes, and at the Closing will constitute, the legal, valid and binding obligation of Buyer Parent enforceable by or on behalf of Buyer against Buyer Parent in accordance with its terms, except the same may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other similar Laws relating to or affecting the rights of creditors generally or by general equitable principles and (ii) no event has occurred, which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Buyer Parent under the Equity Commitment Letter.

(d)         Buyer has delivered to Seller a true and correct copy of the executed Debt Commitment Letter, as of the date hereof, subject to redaction solely of fee and other economic provisions (including any “flex provisions”) that are customarily redacted in connection with transactions of this type and that would not reasonably be expected to affect the conditionality, enforceability, availability or amount of the debt financing under the Debt Commitment Letter (the “Debt Financing”). There is no condition precedent to the obligations of the Financing Entities to provide the Debt Financing that is not set forth expressly in the Debt Commitment Letter. There are no side letters, understandings or other agreements, contracts or arrangements of any kind with the Financing Entities relating to the Debt Commitment Letter that would reasonably be expected to affect the availability, conditionality, enforceability, termination or amount of the Debt Financing. The Debt Commitment Letter is in full force and effect and constitutes the legal, valid, binding and enforceable obligations of Buyer and, to the knowledge of Buyer, the Financing Entities party thereto. The Debt Commitment Letter has not been amended or modified except as permitted hereby and the commitments contained in the Debt Commitment Letter have not been withdrawn, rescinded or otherwise modified in any respect.  As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default under the Debt Commitment Letter.  As of the date hereof, Buyer has paid or cause to be paid any and all fees and expenses required to be paid on or prior to the date hereof in accordance with the Debt Commitment Letter.

Section 4.5          Investment Intent. Buyer is an “accredited investor” within the meaning of Rule 501(a)(3) of Regulation D promulgated under the Securities Act. Buyer understands that the acquisition of the Purchased Interests pursuant to this Agreement involves substantial risk. Buyer is able to bear the economic risk of holding the Purchased Interests for an indefinite period (including total loss of its investment) and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment. Buyer has not received any general solicitation or general advertisement in connection with the issuance of the Purchased Interests. Buyer is acquiring the Purchased Interests for its own account for investment purposes only and not with a view to any public distribution thereof or with any intention of selling, distributing or otherwise disposing of the Purchased Interests in a manner that would violate the registration requirements of the Securities Act. Buyer agrees that the Purchased Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities Laws, except pursuant to an exemption from such registration under the Securities Act and such Laws.

Section 4.6          Litigation. As of the date hereof, there is no Action by or against Buyer pending or, to the knowledge of Buyer, threatened that would, if determined adversely to Buyer reasonably be expected to have a Buyer Material Adverse Effect or affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby. Buyer is not subject to any Law (whether temporary, preliminary or permanent) enacted, issued, promulgated, enforced or entered by any Governmental Authority that enjoins, restrains, makes illegal or otherwise prohibits the consummation of the transactions contemplated by this Agreement.

Section 4.7           Brokers. Except as set forth on Schedule 4.7 of the Disclosure Schedules, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby.

Section 4.8           Investment Funds. To the knowledge of Buyer, the amounts contributed by Buyer for the transactions contemplated by this Agreement were not, and will not be derived from activities that contravene any Anti-Corruption Laws, International Trade Laws, and any applicable anti-money laundering laws and regulations, including the Bank Secrecy Act, 31 U.S.C. § 5311 et seq. and its implementing regulations, 31 C.F.R. Chapter X, 18 U.S.C. §§ 1956-57, and any other anti-money laundering law promulgated by a relevant Governmental Authority (collectively, “Anti-Money Laundering Laws”).

Section 4.9          Compliance with Laws. Buyer’s operations and the operations of any subsidiaries are and have been conducted in material compliance with Anti-Money Laundering Laws, International Trade Laws, and Anti-Corruption Laws, and to the knowledge of Buyer, there are no ongoing, pending, or threatened investigation, action, suit, or proceeding by a Governmental Authority against Buyer relating to Buyer’s compliance with Anti-Money Laundering Laws, Anti-Corruption Laws, or International Trade Laws.

Section 4.10         Investment Canada Act. Buyer is a trade agreement investor within the meaning of the Investment Canada Act, and Buyer is not a state-owned enterprise within the meaning of the Investment Canada Act.

Section 4.11         Qualified Transferee; No Disqualified Transferee. At the Closing, Buyer shall (i) satisfy the requirements of being a “Qualified Transferee”, “Acceptable Owner” or “Acceptable Transferee” (or substantially equivalent terms), (ii) shall not be a “Disqualified Transferee” (or substantially equivalent term) and (iii) shall otherwise satisfy the other suitability requirements (including, without limitation, with respect to creditworthiness), in each case, applicable to Buyer in connection with the consummation of the transactions contemplated by this Agreement with respect to each agreement to which any member of the Company Group is party, to the extent set forth on Schedule 4.11 of the Disclosure Schedules.

Section 4.12         CFIUS Foreign Person Status. Buyer, and each of its directors and officers, is not a “foreign person” as defined in Section 721 of the Defense Production Act as amended, including the implementing regulations thereof at 31 C.F.R. Parts 800-802.

ARTICLE V
COVENANTS

Section 5.1          Conduct of Business Prior to the Closing

(a)         Between the date of this Agreement and the Closing Date, except (i) as expressly required by this Agreement (including with respect to the Pre-Closing Reorganization, the ULC Conversions and the Pre-Closing Share Issuance and Acquisition), (ii) as set forth on Schedule 5.1(b) of the Disclosure Schedules, (iii) as required by applicable Law or Order or (iv) with the prior written consent of Buyer (which such consent shall not be unreasonably withheld, conditioned or delayed), (A) Seller shall (x) operate and cause each member of the Company Group and the Non-Controlled Joint Ventures Group to operate (subject to the limitations of authority of Seller or its Affiliates set forth in the Organizational Documents of the Joint Ventures) the businesses of the Company Group and the Non-Controlled Joint Ventures Group in the ordinary course of business consistent, in the context of the Operating Projects and Construction Projects, with past practice, including, subject to Section 5.1(d), paying, or causing to be paid, additional expenditures consistent in all material respects with the Operating Projects CapEx Budget, (y) take the actions specified on Schedule 5.1(a) of the Disclosure Schedules and (z) exercise its rights under the Contracts governing the Non-Controlled Joint Ventures in a manner consistent with its obligations under this Agreement, and (B) Seller shall use, and shall cause each member of the Company Group and the Non-Controlled Joint Ventures Group to use, (subject to the limitations of authority of Seller or its Affiliates set forth in the Organizational Documents of the Joint Ventures), its commercially reasonable efforts to (1) preserve intact in all material respects the business organizations of the Company Group and the Non-Controlled Joint Ventures Group, (2) to preserve in all material respects the present significant commercial relationships with key Persons with whom the Company Group and the Non-Controlled Joint Ventures Group do business and (3) maintain and keep in good repair (ordinary wear and tear excepted) the properties and assets (including the Projects) of each member of the Company Group and the Non-Controlled Joint Ventures Group; provided, however, that no action by Seller or any member of the Company Group or the Non-Controlled Joint Ventures Group with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this Section 5.1(a) unless such action constitutes a breach of such provision of Section 5.1(b).

(b)         Between the date of this Agreement and the Closing Date, except (i) as expressly required by this Agreement (including with respect to (A) the Pre-Closing Reorganization, the ULC Conversions and the Pre-Closing Share Issuance and Acquisition, (B) those transactions expressly contemplated by Section 5.17, Section 5.25 and Section 5.28, and (C) those items set forth on Schedule 5.1(a) of the Disclosure Schedules), (ii) as set forth on Schedule 5.1(b) of the Disclosure Schedules, (iii) to the extent of any conflict between the terms of any Material Contract in effect as of the date hereof to which any member of the Company Group or the Non-Controlled Joint Ventures Group is a party or by which the assets of such member are bound and this Section 5.1(b), and if the Buyer has been notified in writing of of an action intended to be taken by such member in breach of such Section and has not provided a written approval or rejection to Seller within ten (10) Business Days of receipt of such notice, then Buyer shall be deemed to have approved the action that Seller proposes to take under such Material Contract, and thereupon, the taking of such action by Seller shall not be a breach of this Section 5.1(b), (iv) as required by applicable Law or Order, (v) in connection with actions taken in good faith to avoid, prevent or mitigate imminent danger to any property, safety, natural resources (including wildlife) or the environment, (vi) in connection with the sale of PTCs of a PTC Project, or (vii) with the prior written consent of Buyer (which such consent shall not be unreasonably withheld, conditioned or delayed), Seller shall cause each member of the Company Group not to, and shall cause the Non-Controlled Joint Ventures Group not to (provided, that, with respect to each Joint Venture, only to the extent permitted by the Organizational Documents of such Joint Venture, Seller shall cause such Joint Venture not to):

(i)          amend the Organizational Documents of any member of the Company Group or the Non-Controlled Joint Ventures Group;

(ii)         issue, sell, pledge, redeem or dispose of, or agree to issue, sell, pledge or dispose of, any shares of capital stock of, or other Equity Interests in, any member of the Company Group or the Non-Controlled Joint Ventures Group, or any options, warrants, convertible securities or other rights of any kind to acquire any such shares or Equity Interests, except to issue units of a Company Trust to a pre-existing unitholder of such Company Trust where the applicable Company Trust has claimed or will be able to claim  a deduction pursuant to subsection 104(6) of the Tax Act in respect of the issuance or the payment obligation to which the issuance relates;

(iii)        (A) split, combine, reclassify or otherwise effect any change in the capitalization of their outstanding Equity Interests other than pursuant to any “tax equity” transaction as provided in the Tax Equity Documents or (B) declare, set aside or pay any non-cash dividend or non-cash distribution to any Person other than a member of the Company Group (except in consideration of an issuance of units in the Company to its beneficial holders prior to December 31, 2024 and except with respect to any payment satisfied by a change in capitalization caused by the issuance of units of a Company Trust to a pre-existing unitholder of such Company Trust where the applicable Company Trust has claimed or will be able to claim a deduction pursuant to subsection 104(6) of the Tax Act in respect of the issuance or the payment obligation to which the issuance relates);

(iv)        make any loans, advances or capital contributions to, or investments in, any other Person (other than a Subsidiary of the Company);

(v)        (A) incur any Indebtedness (with the exception of clauses (iii), (v) and (viii) of the definition thereof) or (B) assume, guarantee, endorse, pledge assets in respect of or otherwise become liable or responsible for the indebtedness or other obligations of another Person (other than a guaranty by the Company on behalf of its Subsidiaries), in each case, (i) in excess of $5,000,000 in the aggregate or (ii) the incurrence of Indebtedness as expressly contemplated as Specified Funded Indebtedness; provided, that any letters of credit, guarantees or similar instruments of the Company Group or the Non-Controlled Joint Ventures Group in effect as of the date hereof may be drawn upon;

(vi)       (A) incorporate, form or otherwise establish any Subsidiaries; (B) acquire all or substantially all of the assets of any other Person; (C) acquire any corporation, partnership, limited liability company, other business organization or division thereof or acquire any Equity Interest, partnership, membership or similar interest in, or any interest convertible into, exercisable for the purchase of or exchangeable for any such Equity Interest, partnership, membership or similar interest in any other Person; or (D) except in the ordinary course of business, make any acquisition of, or agree to acquire, any material assets or properties;

(vii)       enter into any Contracts (A) that limit or purport to limit the ability of any member of the Company Group or the Non-Controlled Joint Ventures Group to compete in any line of business or with any Person or in any geographic area or during any period of time, (B) that relates to any Equity Interests of a member of the Company Group or the Non-Controlled Joint Ventures Group or rights in connection therewith, (C) with a Governmental Authority (other than any such Contract that is entered into in the ordinary course of business and is not material), (D) the primary purpose of which is to address Taxes or (E) that impose a “change of control” or similar restriction (including through the use of any term such as “Qualified Transferee”), in each case, other than those set forth in any “tax equity” financing document of the Joint Ventures;

(viii)      (A) liquidate, dissolve, reorganize, merge, consolidate, fail to maintain the limited liability company, partnership, corporate or other entity existence of any member of the Company Group or Non-Controlled Joint Ventures Group or otherwise wind up their business or operations, or (B) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation or recapitalization of any member of the Company Group or the Non-Controlled Joint Ventures Group;

(ix)        (A) other than with respect to waivers or amendments entered into in the ordinary course of business that are not materially adverse to the member of the Company Group or Non-Controlled Joint Ventures Group party thereto, amend or waive any provision of any Material Contract, (B) terminate any Material Contract other than in the ordinary course of business, (C) enter into any Contract that would, if entered into at or prior to the date hereof, be a Key Project Document, (D) enter into any Contract with respect to an option to purchase or lease real property other than in the ordinary course of business, (E) exercise any option to purchase or lease real property, or (F) except for transactions required pursuant to the terms of any Material Contract in effect on the date hereof and made available to Buyer, enter into any lease, sublease or license with respect to real property or any Easement or purchase any real property; provided that the Company Group shall be permitted to enter into any change order in respect of an engineering, procurement, and construction Contract or other construction Contract, provided that the (i) value of the change order does not exceed $[Redacted – Commercially Sensitive Information – Monetary Threshold] individually  or  an  amount  equal  to  [Redacted – Commercially Sensitive Information – Monetary Threshold]%  of  the original  contract  price  in  the  aggregate  (when  taken  together  with  any  other amendment, variation or change order in respect of such Contract) and (ii) the amendments to such Contract contemplated by such change order (other than in respect of contract price) would not be adverse to the interests of the applicable Project Company or the Buyer;

(x)         except to the extent required by applicable Law (including Section 409A of the Code) or by the existing terms of any existing Employee Plans as in effect on the date of this Agreement and made available to Buyer, (A) [Redacted – Commercially Sensitive Information – Information Related to Employees], (B) amend, adopt, establish, terminate any Employee Plan (or any plan or arrangement that would be an Employee Plan if in existence on the date of this Agreement), except for changes of general application not specifically targeted to Subject Employees, (C) accelerate the vesting of, or the lapsing of restrictions with respect to, any stock or equity options or other equity-based compensation, if any of the foregoing would reasonably be expected to materially increase Buyer’s aggregate employment costs following the Closing, (D) enter into any collective bargaining agreement or similar agreement with any labor organization or other employee representative covering any employees of the Company Group or the Non-Controlled Joint Ventures Group or recognize or certify any labor union, labor organization, works council, or group of employees of the Company Group or the Non-Controlled Joint Ventures Group as the bargaining representative for such employees, (E) implement any actions that would reasonably be expected to trigger the notice requirements of the WARN Act or equivalent foreign legislation or (F) hire any employee, officer, director or individual service provider of any member of the Company Group or the Non-Controlled Joint Ventures Group, except to fill employment vacancies that exist as of the date of this Agreement or arise during the interim period (but only if such new hire would have annual base compensation less than or equal to the equivalent compensation of a Person having an equivalent position as specified on the most recent list of Subject Employees delivered to Buyer on or prior to the date hereof or (G) waive or release any material noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee, officer, director or individual service provider of any member of the Company Group or the Non-Controlled Joint Ventures Group;

(xi)       make, revoke or change any material Tax election, change an annual accounting period with respect to Taxes, adopt or change (or request any Governmental Authority to change) any accounting method with respect to Taxes, file any amended Tax Return, file any Tax Return other than one prepared in a manner consistent with past practice, enter into any closing agreement or other binding written agreement with any Taxing Authority, enter into any Tax sharing agreement (other than (x) one entered into in the ordinary course of business that does not relate primarily to Taxes and (y) any tax equity agreement or other similar arrangement), settle or compromise any proceeding with respect to any Tax claim or assessment, surrender or settle any right to claim a refund of Taxes, waive in writing a right (or fail to preserve any right) to protest any Property Tax assessment, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment (other than pursuant to extensions of time to file Tax Returns);

(xii)       make or permit any CRIC (as defined in subsection 212.3(1) of the Tax Act) which is a member of the Company Group to make any “investment” (as defined in subsection 212.3(10) of the Tax Act) in any “subject corporation” (as defined in subsection 212.3(1) of the Tax Act) controlled by Seller, other than transactions in the ordinary course of business;

(xiii)      implement or adopt any change in its methods of accounting, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(xiv)      (A) except for transactions in the ordinary course of business consistent with past practice or as required pursuant to the terms of any Material Contract in effect on the date hereof and made available to Buyer, sell, pledge, dispose of, encumber, or suffer to exist an Encumbrance (other than to the extent constituting a Permitted Encumbrance) upon any material assets or properties (but in no event shall the Identified Spares be sold, pledged, disposed or, transferred or encumbered prior to the Closing Date); (B) make or commit to make any capital or development expenditures other than those provided in the Project Expenditures Budget, or (C) materially delay or fail to make expenditures provided for in the Project Expenditures Budget with respect to the applicable portion of the period between the date hereof and the Closing Date;

(xv)       initiate, settle or compromise any Action, or enter into any consent decree or settlement agreement, other than settlements or compromises of any Action in the ordinary course of business which do not involve admission of wrongdoing or culpability by any member of the Company Group or the Non-Controlled Joint Ventures Group or otherwise impose any material restrictions or limitations upon the assets, operations or business of the Company Group and the Non-Controlled Joint Ventures Group and where the amount in dispute does not exceed $[Redacted – Commercially Sensitive Information – Monetary Threshold] individually or $[Redacted – Commercially Sensitive Information – Monetary Threshold] in the aggregate (it being agreed and understood that this clause (xv) shall not apply with respect to Tax matters);

(xvi)      (A) waive, release or otherwise assign any material rights or claims, or discharge any other party of any material obligations, related to any member of the Company Group or Non-Controlled Joint Ventures Group, other than in the ordinary course of business consistent with past practice (including any material write-off or material compromise of any accounts receivable in the ordinary course of business) or (B) cancel any Indebtedness (other than Indebtedness among members of the Company Group) where any member of the Company Group or Non-Controlled Joint Ventures Group is the holder thereof, or waive any claims or rights with respect to any such Indebtedness;

(xvii)     engage in any new line of business;

(xviii)    suffer or permit Seller or any member of the Company Group or Non-Controlled Joint Ventures Group to enter into any type of credit support arrangement that would, if entered into prior to the date hereof, have been an Existing Credit Support Obligation, or amend any Existing Credit Support Obligation in a manner that would result in the aggregate outstanding amount of such an Existing Credit Support Obligation as of the date hereof being increased; provided, that if any such increase is required by the Contract under which such Existing Credit Support Obligation has been posted, then the written consent of Buyer shall not be required to be obtained pursuant to this clause (xviii) so long as such increase does not, by itself or in the aggregate with the amount of all other credit supports to be replaced pursuant to Section 5.11, exceed the Buyer Credit Support Cap;

(xix)      terminate, renew, amend or modify any material Permit, or agree to a stipulation or settlement with a Governmental Authority relating to any material Permit, other than routine renewals that do not impose additional material limitations on the operations of any member of the Company Group or Non-Controlled Joint Ventures Group or a Project; or

(xx)        agree to take any of the actions described in Section 5.1(a)(i)-(xix).

Notwithstanding the foregoing but subject in all respects to Section 5.1(b), Seller may use all available Cash to pay any Transaction Expenses or Indebtedness prior to Closing, for distributions or dividends or for any other purpose.

(c)         In making any determination as to whether Seller has discharged its obligations to operate the Company Group or the Non-Controlled Joint Ventures Group in the “ordinary course of business” or used “commercially reasonable efforts” or similar covenants under this Agreement, any actions or omissions shall be assessed based on what is practicable or reasonable in the circumstances created or influenced by (i) any unforeseen, extraordinary or unusual event occurring after the date hereof that is beyond the reasonable control of the Company Group or the Non-Controlled Joint Ventures Group as would cause a reasonably prudent Person to take commercially reasonable actions outside the ordinary course of business and (ii) any actions taken by any Governmental Authority in connection with any of the foregoing, including the effects of the foregoing on the Company Group’s and the Non-Controlled Joint Ventures Group’s businesses and on the domestic and international economy, as such circumstances may evolve from time to time prior to the Closing Date. Notwithstanding anything herein to the contrary, any covenant or other agreement hereunder to cause any Joint Venture or its applicable Subsidiary to take or refrain from taking any action shall, with respect to such Joint Venture or Subsidiary, be deemed to be limited to the exercise of any management, voting, consent or similar rights available to the Company as a direct or indirect equityholder of such Joint Venture or Subsidiary under the governing documents or other Contracts with respect to the Company’s ownership direct or indirect interest therein and subject, in all cases, to any duties or other obligations set forth in (and solely to the extent the exercise of such rights would not reasonably be expected to result in a breach of) the applicable governing documents or Contracts of such Joint Venture or Subsidiary or under applicable Law.

(d)         During the period between the date of this Agreement and the Closing Date,  in respect of any Development Project set forth in the Development Projects Budget, Seller shall not, and shall cause each member of the Company Group and the Non-Controlled Joint Ventures Group not to, make any payments or otherwise incur any cost, expense or Liability (including executing any Contracts that may bind any member of the Company Group or Non-Consolidated Joint Ventures Group) with respect to any expenditures included on the Development Projects Budget in excess of $[Redacted – Commercially Sensitive Information – Monetary Threshold] per Development Project, individually or when taken together with one or more related costs, expenses or Liabilities, without the prior written approval of Buyer in its sole discretion; provided, that, if the expenditure is not approved, the corresponding amount will be removed from clause (a) of the Development Projects Adjustment Amount for purposes of calculating the adjustments to the Purchase Price pursuant to Section 2.3. Without limiting the immediately preceding sentence, if Buyer determines in its sole discretion that Seller shall not pursue an activity otherwise contemplated by the Development Projects Budget or undertake an activity related thereto contemplated in Schedule 5.1(a) of the Disclosure Schedules, then the parties shall correspondingly reduce clause (a) of the Development Project Adjustment Amount.

(e)        If the Closing Date has not occurred on or prior to December 31, 2024, then during the period commencing on January 1, 2025 and ending on the Measurement Time, Seller shall, and shall cause each member of the Company Group and the Non-Controlled Joint Ventures Group to, use commercially reasonable efforts to take all actions to develop, construct or operate the Development Projects in accordance with the  Development Projects Budget, including making payments and otherwise incurring cost, expense and Liability up to the aggregate amount set forth in the Development Projects Budget for each such Development Project; provided, that (i) Seller’s obligation to take any action contemplated in this clause (e) shall be subject to the receipt of any required written approval from Buyer hereunder in respect of such action, (ii) neither Seller nor any member of the Company Group and the Non-Controlled Joint Ventures Group shall take any action in respect of any Development Project that would result in any payment or incurrence of any cost, expense or Liability (or otherwise make any payment or incur any cost, expense or Liability), in excess of the aggregate amount for such Development Project set forth in the Development Projects Budget, without the prior written approval of Buyer in its sole discretion, or with respect to any expenditures included in the Development Projects Budget  in excess of $[Redacted – Commercially Sensitive Information – Monetary Threshold] per Development Project, individually or when taken together with one or more related costs, expenses or Liabilities, and (iii) if the expenditure is not approved in writing by Buyer hereunder, the corresponding amount will be removed from the Development Projects 2025 Pre-Locked Box Spending Amount for purposes of calculating the adjustments to the Purchase Price pursuant to Section 2.3.

(f)         If the Closing Date has not occurred on or prior to the Locked Box Date, then during the Locked Box Period, Seller shall, and shall cause each member of the Company Group and the Non-Controlled Joint Ventures Group to, use commercially reasonable efforts to take all actions to develop, construct or operate the Development Projects in accordance with the  Locked Box Period Development Budget, including making payments and otherwise incurring cost, expense and Liability up to the aggregate amount set forth in the Locked Box Period Development Budget for each such Development Project; provided, that (i) Seller’s obligation to take any action contemplated in this clause (f) shall be subject to the receipt of any required written approval from Buyer hereunder in respect of such action, (ii) neither Seller nor any member of the Company Group and the Non-Controlled Joint Ventures Group shall take any action in respect of any Development Project that would result in any payment or incurrence of any cost, expense or Liability (or otherwise make any payment or incur any cost, expense or Liability), in excess of the aggregate amount for such Development Project set forth in the Locked Box Period Development Budget, without the prior written approval of Buyer in its sole discretion, or with respect to any expenditures included in the Locked Box Period Development Budget  in excess of $[Redacted – Commercially Sensitive Information – Monetary Threshold] per Development Project, individually or when taken together with one or more related costs, expenses or Liabilities, and (iii) if the expenditure is not approved by Buyer in writing hereunder, the corresponding amount will be removed from the Locked Box Period Development Expenditures Amount for purposes of calculating the adjustments to the Purchase Price pursuant to Section 2.3.

(g)          During the period between the date of this Agreement and the Closing Date, (i) notwithstanding any provision to the contrary herein, in respect of any Operating Project, Seller shall not, and shall cause each member of the Company Group and the Non-Controlled Joint Ventures Group not to, make any payments or otherwise incur any cost, expense or Liability (including executing any Contracts that may bind any member of the Company Group or Non-Consolidated Joint Ventures Group) with respect to any expenditures included on the Operating Projects CapEx Budget in excess of $[Redacted – Commercially Sensitive Information – Monetary Threshold], individually or when taken together with one or more related costs, expenses or Liabilities, whether or not such expenditure is included in any Project Expenditures Budget, without the prior written approval of Buyer in its sole discretion.

(h)         From the date hereof up to and including the Closing Date, in the event that any fact or circumstance arises that, in Seller’s reasonable judgment, may necessitate additional expenditures in excess of those set forth in the Project Expenditures Budget, then Seller shall promptly notify Buyer of such fact or circumstance, including the reasonably anticipated amount of the additional expenditures that would be incurred with respect thereto.

(i)          Prior to the Closing Date, Seller shall (i) cause each Canadian member of the Company Group that is a corporation and identified in writing by Buyer no less than 30 days prior to the Closing Date to convert into an unlimited liability corporation that is treated as a disregarded entity for U.S. federal income tax purposes, [Redacted – Commercially Sensitive Information – Negotiations with Third Parties] (collectively, with the conversions contemplated in (i) the “ULC Conversions”), and (ii) cause each Canadian member of the Company Group that is a trust to file an election to be classified as a disregarded entity for U.S. federal income tax purposes pursuant to Treasury Regulations Section 301.7701-3(c) effective as of at least one day prior to the Closing Date.

Section 5.2          Covenants Regarding Information.

(a)         From the date hereof until the Closing Date, Seller shall, and shall use its commercially reasonable efforts to cause the Joint Ventures to, provide Buyer and its Representatives with access to the properties, plants or other facilities of, and information (including books and records) regarding, the Company Group and the Non-Controlled Joint Ventures Group and their material operations, in each case, as reasonably requested by Buyer with at least two Business Days’ notice for the purpose of facilitating the Debt Financing, integration planning and the Closing; provided, however, that any such access shall be conducted at Buyer’s expense, during normal business hours, under the supervision of the Company’s personnel and in such a manner as to not (a) unreasonably interfere with the normal operations of the Company Group and the Non-Controlled Joint Ventures Group, (b) create a material risk of damage or destruction to any material property or assets of the Company Group or the Non-Controlled Joint Ventures Group or (c) fail to comply with the applicable entity’s health and safety protocols and instructions; provided, further, that with respect to any properties, plants or other facilities of the Company Group or the Non-Controlled Joint Ventures Group, any such access shall not include access for the purpose of conducting any real property assessments (other than standard title and survey work), environmental analysis (other than a desktop or walking analysis) or other intrusive testing of any such properties, plants or other facilities. Notwithstanding anything to the contrary in this Agreement, neither Seller, the Company Group nor the Non-Controlled Joint Ventures Group shall be required to provide access to any information to Buyer or its Representatives if Seller determines that (i) on advice of counsel, such access would jeopardize any attorney-client or other legal privilege, (ii) such access would contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date hereof, (iii) the information to be accessed is pertinent to any litigation in which the Company or any of its Affiliates (including Seller), on the one hand, and Buyer or any of its Affiliates, on the other hand, are adverse parties, or (iv) the information to be accessed relates to the Company Group’s or the Non-Controlled Joint Ventures Group’s entry into or conducting of the sale process that is the subject of this Agreement prior to the execution of this Agreement, including any information related to proposals from other Persons relating to any other similar potential transaction with Seller, the Company Group or the Non-Controlled Joint Ventures Group.  Nothing in this Section 5.2 shall be construed to require Seller, the Company Group, the Non-Controlled Joint Ventures Group or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information that is not typically prepared in the past practices of such Person. Subject to applicable Law, Seller shall provide to Buyer at or promptly following Closing all original or, to the extent originals are not readily available, copies of all, books records, documents and data (whether tangible, electronic or otherwise) (i) owned by, or in the possession or control of, Seller which primarily relate to any member of the Company Group or Non-Controlled Joint Ventures Group or (ii) owned by, or in the possession or control of, any member of the Company Group (provided, that the foregoing shall not include any materials related to (x) the sale process relating to the transactions contemplated by this Agreement, (y) any information that is the subject of attorney-client or similar privilege or (z) any information pertaining to Seller itself (including materials relating to its board of directors) that is not related to the transactions contemplated hereunder (including, without limitation, Seller’s regulated utility business or its hydroelectric power generation businesses).

(b)        From the date hereof until the Closing Date, (i) Seller shall prepare and deliver to Buyer on a monthly basis (i) asset level financial performance reports for each Project owned by the Company Group and (ii) subject to the reasonable availability to Seller of operations, performance and financial information asset level financial performance reports for each Project owned by the Non-Controlled Joint Ventures Group to the extent such information is reasonably available to Seller, in each case, in such form as may be reasonably requested by Buyer.

(c)         Buyer shall have the right, but not the obligation, to require Seller to meet at least twice per month (with reasonable advance written notice to Seller), to make decisions on strategic actions with respect to the development of the Development Projects and any modifications to the Development Projects Budget or the Locked Box Period Development Budget. Each Party shall be represented by at least one Representative of such Party (jointly, the “Development Committee”) at any such meeting.  Within two Business Days following each meeting, a selected representative of the Development Committee shall distribute a written summary of the meeting and any decisions made or issues identified to the Parties. The Parties shall work together in good faith to resolve any issue identified by, or brought to the attention of, the Development Committee.

(d)         From the date hereof until the Closing Date, Seller shall prepare and deliver to Buyer on a monthly basis progress updates, relevant economic analysis and expenditures with respect to the development of each Development Project, to the extent such information is reasonably available to Seller, in such form as may be reasonably requested by Buyer.

Section 5.3         Contact with Business Relations. From the date hereof until the Closing Date, Buyer and its Representatives shall not, without the prior written consent of Seller, or in coordination with Seller in connection with obtaining such consents or agreements as are advisable to consummate the transactions contemplated hereunder, contact or communicate with any of the customers, vendors, independent contractors, partners, suppliers, employees or other business relations of the Company Group and the Non-Controlled Joint Ventures Group in connection with, or relating in any way to, the transactions contemplated by this Agreement or the business of the Company Group or the Non-Controlled Joint Ventures Group. Seller shall have the right to have one or more of its Representatives present at all times during any contact or communication contemplated by this Section 5.3.

Section 5.4          Confidentiality. Each of the parties shall, and shall cause its respective Representatives to, hold in confidence all documents and information furnished to it by or on behalf of the other parties in connection with the transactions contemplated hereby and pursuant to the terms of the Confidentiality Agreement, which shall continue in full force and effect in accordance with its terms; provided, however, that such documents and information may be disclosed to the extent necessary to ensure that this Section 5.4 shall not constitute “confidential protection” as defined in section 237.3 of the Tax Act.  For a period of 24 months following the Closing, Seller shall, for the benefit of Buyer, keep confidential all information regarding the Company Group, the Non-Controlled Joint Ventures Group and the Projects as if such information were “Confidential Information” (as such term is defined in the Confidentiality Agreement) disclosed by Buyer to Seller under the terms of the Confidentiality Agreement.

Section 5.5           Regulatory Approvals; Consents.

(a)         Upon the terms and subject to the conditions of this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and cooperate with each other in order to do, all things necessary, proper or advisable under applicable Law to consummate the transactions contemplated by this Agreement at the earliest practicable date, including using reasonable best efforts to cause the preparation and filing of all forms, registrations and notices required to be filed to consummate the transactions contemplated by this Agreement and using reasonable best efforts to take such actions as are necessary to obtain the Competition Act Clearance, the Investment Canada Act Approval and any requisite consent or expiration of any applicable waiting period under the HSR Act.  In furtherance and not in limitation of the foregoing, the parties shall prepare and file, as soon as is reasonably practical following the execution of this Agreement (and in any event, no later than (i) with respect to the application pursuant to Section 203 of the FPA, five Business Days following the date of this Agreement and (ii) with respect to all other notifications and filings set forth in this sentence, 10 Business Days following the date of this Agreement), an appropriate filing of a Notification and Report Form pursuant to the HSR Act, notifications pursuant to subsection 114(1) of the Competition Act, the application pursuant to Section 203 of the FPA, the Required Regulatory Notice, the Required PJM Notice and any other necessary filings in connection with the transactions contemplated by this Agreement that may be required to be filed by such party in furtherance of obtaining the Required Regulatory Approvals, while within 10 Business Days, Buyer shall file a submission to the Commissioner of Competition requesting an Advance Ruling Certificate under subsection 102(1) of the Competition Act and an application to the Director of Investments pursuant to subsection 17(1) of the Investment Canada Act and thereafter, within a further 10 Business Days, submit draft undertakings to the Foreign Investment Review and Economic Security Branch; provided, that Buyer’s obligation to file an application with the Director of Investments pursuant to subsection 17(1) of the Investment Canada Act and submit draft undertakings to the Foreign Investment Review and Economic Security Branch within the above-referenced period shall be expressly contingent upon its receipt from Seller within five Business Days after the date hereof of all information requested by Buyer, acting reasonably, for such application relating to Seller, the Company Group and the Non-Controlled Joint Ventures Group; and further provided, that if the Federal Trade Commission’s proposed amendments to the premerger notification rules and HSR filing instructions published in the Federal Register on June 29, 2023 are finalized with any modifications and in effect at any time prior to  the filing under the HSR Act as contemplated above, the period for such filing shall be extended by such reasonable period of time sufficient for the Parties to comply with such amendments.  Buyer shall not withdraw any such filing pursuant to the HSR Act or the Competition Act, or enter into any timing agreement with a Governmental Authority in connection with the HSR Act or the Competition Act, without Seller’s prior consent, which shall not be unreasonably withheld, conditioned, or delayed.  Buyer shall pay all filing fees for the filings required under the HSR Act and the Competition Act by Seller, the Company and Buyer, and Seller shall reimburse to Buyer at Closing 50% of such filing fees paid by Buyer. Outside counsel for the parties shall consult with each other regarding such filings and shall consider incorporating in such filings all reasonable comments, if any, submitted.

(b)         With respect to the FERC 203 Approval, confidential treatment will be requested to the extent deemed appropriate by the Parties after consultation with counsel and consideration of the commercial sensitivity of the documents and information to be included in the application to FERC.

(c)         The parties will supply as promptly as practicable to the appropriate Governmental Authority any additional information and document material that may be requested pursuant to a request from any Governmental Authority including a request under the HSR Act or in respect of obtaining the Required Regulatory Approvals.

(d)         The parties shall keep each other apprised of status with respect to the matters set forth in this Section 5.5 and work cooperatively in connection with obtaining the approvals of or clearances from each applicable Governmental Authority, including, to the extent permitted by applicable Law and the relevant Governmental Authority and subject, where applicable, to execution of appropriate common interest or similar agreements:

(i)          cooperating with each other in connection with any filings required or advisable to be made by any party in connection with the transactions contemplated by this Agreement and liaising with each other in relation to each step of the procedure before the relevant Governmental Authorities and as to the contents of all non-ministerial communications with such Governmental Authorities. In particular, to the extent permitted by Law or by a Governmental Authority, no party will make any notification in relation to the regulatory approvals and consents contemplated hereunder without first providing the other parties with a copy of such notification in draft form and giving such other parties a reasonable opportunity to discuss its content before it is filed with the relevant Governmental Authorities, and such first party shall consider and take account of all reasonable comments timely made by the other parties in this respect;

(ii)        furnishing to the other party’s outside legal counsel all necessary information within its possession, and reasonable assistance that is required for any necessary submissions of information to any such Governmental Authority to be made by the other party pursuant to the applicable Law in connection with the transactions contemplated by this Agreement;

(iii)        promptly notifying each other of, and if in writing, furnishing the other with copies of (or, in the case of oral communications, advising the other of) any communications from or with any Governmental Authority with respect to the matters set forth in this Section 5.5 and not participating in any meeting or having any communication with any Governmental Authority unless it has given the other party a reasonable opportunity to consult with it in advance and, to the extent permitted by such Governmental Authority, gives the other the opportunity to attend and participate therein;

(iv)         cooperating with each other to allow for review and to discuss in advance, and consider in good faith the view of the other in connection with, any proposed communication with any Governmental Authority, including any presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with any proceedings by or before any Governmental Authority based upon, or in connection with, the transactions contemplated by this Agreement;

(v)         promptly furnishing the other party’s outside legal counsel with copies of all filings and communications between it and any such Governmental Authority with respect to the transactions contemplated by this agreement; provided, that such material be redacted as necessary (I) to comply with contractual arrangements, (II) to address good faith legal privilege or confidentiality concerns and (III) to comply with applicable Law; and

(vi)        without prejudice to any rights of the parties hereunder, consulting and cooperating in all respects with the other in defending all lawsuits and other proceedings by or before any Governmental Authority challenging this Agreement or the consummation of the transactions contemplated by this Agreement.

(e)        In addition, Buyer shall use its reasonable best efforts to take, or cause to be taken (including with respect to its Controlled Affiliates), all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including using its reasonable best efforts to obtain all approvals and any consents from any Governmental Authority that are required to be obtained in order for the parties to consummate the transactions contemplated by this Agreement.

(f)         Notwithstanding anything to the contrary set forth in this Agreement but subject to the last sentence of this Section 5.5(f), and provided that they are conditioned upon the consummation of the transactions contemplated by this Agreement, the obligations of Buyer under this Section 5.5 as they relate to the FERC 203 Approval, Competition Act Clearance and any approval under the HSR Act shall include Buyer committing to (and causing its Controlled Affiliates, if and as applicable, to): (i) sell, divest or otherwise convey particular assets, categories, portions or parts of assets or businesses of Buyer and its Controlled Affiliates or Subsidiaries; (ii) sell, divest or otherwise convey any particular asset, category, portion or part of an asset or business of the Company Group or the Company Group’s interest in the Non-Controlled Joint Ventures Group contemporaneously with or subsequent to the Closing; (iii) permit the Company to sell, divest or otherwise convey any of the particular assets, categories, portions or parts of assets or business of the Company Group or the Company Group’s interest in the Non-Controlled Joint Ventures Group prior to the Closing; and (iv) license, hold separate or enter into similar arrangements with respect to its respective assets or the assets of the Company or the conduct of business arrangements, or terminate any and all existing relationships and contractual rights and obligations to the extent such activities are a condition to obtaining in respect of the transactions contemplated herein any and all expirations of waiting periods (to the extent applicable) under the HSR Act, Competition Act, or consents from any Governmental Authority necessary under the FPA to consummate the transactions contemplated hereby. All efforts described in this Section 5.5(f) shall be unconditional and shall not be qualified by best efforts, and no actions taken pursuant to this Section 5.5(f) shall be considered for purposes of determining whether a Material Adverse Effect has occurred.

(g)         To the extent necessary to obtain the Investment Canada Act Approval, Buyer shall negotiate in good faith with the responsible Minister under the Investment Canada Act, [Redacted – Commercially Sensitive Information – Negotiations with Third Party]

(h)        Prior to the Closing, in the event that Buyer or its Controlled Affiliates submit (or consent to any seller or transferor or Affiliate thereof submitting) an application seeking authorization of FERC under Section 203 of the FPA for the consummation of any acquisition not contemplated by this Agreement (an “Other Transaction FERC 203 Application”), [Redacted – Commercially Sensitive Information – Negotiations with Third Party].

(i)          For the avoidance of doubt, in the event either party receives a letter from any Governmental Authority stating that although the waiting periods under the HSR Act or the Competition Act applicable to the transactions contemplated by this Agreement will soon expire, the Governmental Authority has not yet completed any purported investigation of the proposed transaction (a “Pre-Consummation Warning Letter”), the parties agree that the receipt by either or both of them of a Pre-Consummation Warning Letter or other verbal or written communications from the Governmental Authority to the same effect shall not be a basis for asserting that any condition to closing under Article VI hereof has not been satisfied.

(j)          Except as specifically required by this Agreement, Buyer and the Company shall not, and Buyer shall cause its Affiliates not to knowingly and intentionally take any action, or knowingly and intentionally refrain from taking any action, the effect of which would reasonably be expected to materially delay or impede the ability of the parties to consummate the transactions contemplated by this Agreement.

(k)         Without limiting the foregoing provisions of this Section 5.5, Seller shall use commercially reasonable efforts to take, or cause to be taken, all actions that are reasonably necessary or advisable to obtain all consents set forth on Schedule 3.3 of the Disclosure Schedules; provided, however, that neither Seller nor any member of the Company Group or the Non-Controlled Joint Ventures Group shall be required to incur liabilities for any payments by any such entity or agree to any additional performance conditions or covenants being imposed upon any such entity in connection with obtaining such consents. Buyer shall reasonably cooperate with Seller or the applicable member of the Company Group or the Non-Controlled Joint Ventures Group with respect to obtaining any such consent, including providing customary “know-your-customer” and other information regarding Buyer’s or its Controlled Affiliates’ financial condition as requested by the counterparties in respect of such consents.  Seller shall (and shall cause the applicable member of the Company Group to) reasonably cooperate with Buyer with respect to Buyer’s obligations under Section 4.11 (and related Schedule 4.11 of the Disclosure Schedules).

Section 5.6           Public Announcements. Notwithstanding anything in this Agreement or the Confidentiality Agreement to the contrary, on and after the date hereof and through the Closing Date, (a) Buyer and Seller shall use commercially reasonable efforts to mutually agree on the contents of a press release with respect to the entering into of this Agreement and shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or the transactions contemplated hereby and shall give reasonable consideration to any comments made by the other party; provided, that, following such consultation, such party shall be entitled to issue any press release or otherwise make any public statement or filings required by applicable Laws, including securities Laws and applicable exchange rules and regulations, and (b) either Buyer or Seller may make any public statement in response to specific questions by analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made in compliance with this Section 5.6 and do not disparage the other party.

Section 5.7           R&W Insurance Policy. If Buyer obtains a R&W Insurance Policy, Buyer shall take all action reasonably necessary to bind the R&W Insurance Policy and to cause the R&W Insurance Policy, in each case to be issued as of the Closing. Buyer shall cause the R&W Insurance Policy to provide that the R&W Insurer shall have no rights to bring any claim against Seller, the Company or any of their respective Related Parties by way of subrogation, claim for contribution or otherwise except for Fraud. Buyer shall pay, or cause to be paid, the total premium and all Taxes, fees, costs and expenses related to the R&W Insurance Policy. If Buyer obtains a R&W Insurance Policy, then, following the Closing Date, Buyer shall not amend the subrogation provisions of the R&W Insurance Policy in any manner that is, or would reasonably be expected to be, adverse to Seller, the Company or their respective Related Parties (including with respect to the subrogation provisions and third-party beneficiaries) without the prior written consent of Seller.

Section 5.8          Pre-Closing Reorganization. Prior to (or concurrent with) the Closing, Seller shall cause the applicable members of the Company Group and their applicable Affiliates to (a) consummate the Pre-Closing Reorganization and (b) deliver to Buyer documentation evidencing that the Pre-Closing Reorganization has been consummated.

Section 5.9          Pre-Closing Share Issuance and Acquisition.

(a)         Prior to Closing, Seller will have caused Algonquin Power (Canada) Holdings Inc. and each other corporation resident in Canada (for the purposes of the Tax Act) which is listed on Schedule 5.9 of the Disclosure Schedules to amend its articles to create a new class of preferred shares (the “New Preferred Shares”) that: (i) are redeemable and retractable for one dollar per share; (ii) are entitled to receive one dollar per share on wind-up in priority to the holders of the issuer’s common shares, but are otherwise non-participating on wind-up; (iii) are not entitled to dividends; and (iv) are each entitled to cast such number of votes as to give the holder of all of the issued and outstanding New Preferred Shares a majority of votes in respect of the election of directors of the issuer.

(b)         Prior to Closing, Seller shall cause Algonquin Power (Canada) Holdings Inc. and each other issuer listed in Schedule 5.9 of the Disclosure Schedules to issue one New Preferred Share (each such share, the “Golden Share”) to the Company for consideration of one dollar.

(c)          Immediately prior to Closing, and prior to the acquisition of all of the Purchased Interests by Buyer, Buyer will acquire each Golden Share from the Company for one dollar per Golden Share.

(d)         The covenants set forth in this Section 5.9 shall apply, mutatis mutandis, to Algonquin Power (Canada) Holdings Inc. but subject, in the case of Seller, to being obligated solely to use its commercially reasonable efforts (subject to the proviso set forth in Section 5.5(k)) with respect to taking the actions set forth therein.

Section 5.10        Disclosed Personal Information. The parties confirm that the Personal Information disclosed in connection with the transactions contemplated by this Agreement, including all such Personal Information disclosed prior to the execution of this Agreement (collectively, the “Disclosed Personal Information”) is necessary for the purposes of determining if Buyer shall proceed with the transactions contemplated by this Agreement and to complete such transactions. At all times, Buyer shall use commercially reasonable efforts to protect the Disclosed Personal Information against loss or theft, as well as unauthorized access, disclosure, copying, use, or modification using security safeguards appropriate to the sensitivity of the information consistent with its current practices and procedures. Prior to Closing, Buyer shall not use or disclose the Disclosed Personal Information for any purposes other than those related to determining if it shall proceed with the transactions contemplated by this Agreement, the performance of this Agreement, or the consummation of the transactions contemplated by this Agreement. Following the consummation of the transactions contemplated by this Agreement, (a) Buyer (i) shall not use or disclose the Disclosed Personal Information for any purposes other than those for which the information was initially collected, unless additional consent from affected individuals is obtained by Buyer, or as otherwise permitted or required by Laws; (ii) shall give effect to any withdrawal of consent from the affected individuals with respect to the Disclosed Personal Information as required by Privacy Laws; and (iii) shall, where required by Privacy Laws, notify the affected individuals within a reasonable time after Closing, that the transactions have been completed and that their Personal Information has been disclosed to Buyer. If the transactions contemplated by this Agreement do not proceed, Buyer shall, promptly destroy the Disclosed Personal Information and (b) Seller shall not disclose any of the Disclosed Personal Information to any Person at any time for any purpose unless additional consent from affected individuals is obtained by Seller, or as otherwise permitted or required by Laws.

Section 5.11         Replacement of Credit Support Obligations.

(a)         At or prior to the Closing, Buyer shall use its commercially reasonable efforts to take, or cause to be taken, all reasonable actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to cause a new bond, letter of credit, guaranty or other instrument, as applicable, to replace and/or supplement at Closing the bonds, letters of credit, guaranty or other credit support (i) in place as set forth on Schedule 5.11 of the Disclosure Schedules, (ii) put in place by Seller or its Affiliates prior to Closing in compliance with Section 5.1(b) or to the extent agreed to in writing by Buyer, acting reasonably, (iii) to the extent identified by Seller to Buyer prior to the Closing, any other credit support obligations of the Company or its Subsidiaries or the Joint Ventures (including any supplemental credit support in the amount and of the type and as and when required by the beneficiary under the terms of the agreement governing such credit support obligations arising from a credit ratings downgrade of any existing guarantor providing a guaranty constituting such existing credit support due to or in connection with the public announcement of the transactions contemplated under this Agreement or otherwise) and (iv) put in place by Seller or its Affiliates between the date of this Agreement and the Closing Date relating to any Development Project at the behest of Buyer pursuant to Section 5.1 (a “Development Credit Support Obligation”) (collectively, any credit supports described in clauses (i) through (iv) above, the “Existing Credit Support Obligations”), in each case, to the extent required by and in a manner that satisfies the terms of any agreement governing such Existing Credit Support Obligations and the replacement or supplementing thereof, and the applicable beneficiary; provided, that (y) subject to Section 5.11(c), Buyer shall not be required to provide an amount of credit support to such beneficiaries in excess of $[Redacted – Commercially Sensitive Information – Monetary Threshold] in the aggregate in respect of replacing the Existing Credit Support Obligations (the “Buyer Credit Support Cap”), and (z) until the Closing Date, Seller shall continue to provide credit support to applicable beneficiaries in respect of any Existing Credit Support Obligations that are in excess of the Buyer Credit Support Cap. Each of the Parties will cooperate and use its commercially reasonable efforts to cause all Existing Credit Support Obligations pursuant to which Seller has any liability (collectively, the “Seller Credit Support Obligations”) to be cancelled by the applicable beneficiary thereof and, in the case of letters of credit, returned to the applicable issuer thereof such that Seller shall have no further liabilities or obligations with respect thereto following the Closing.

(b)         In the event any of the Seller Credit Support Obligations are not cancelled and returned (as applicable) as provided in clause (a) above at or prior to the Closing (each such Seller Credit Support Obligation, until such time following Closing as such Seller Credit Support Obligation is returned or released, as applicable, in accordance with this Section 5.11(b), a “Continuing Credit Support Obligation”), then:

(i)          Seller shall maintain and/or issue, at its option, one or more bonds, letters of credit, guarantees or other instruments as may be permitted under the underlying agreement governing such Seller Credit Support Obligation to the applicable beneficiaries, effective as of the Closing Date, to continue and/or supplement the Continuing Credit Support Obligation (the “Seller Credit Support Continuing Documents”), which Seller Credit Support Continuing Documents for all such Seller Credit Support Obligations shall (A) subject to Section 5.11(c), at all times have a maximum aggregate liability of $[Redacted – Information – Monetary Threshold] ("Seller Credit Support Cap”) provided that in no event shall any Continuing Credit Support Obligations apply to, or for the use of, construction loans and (B) remain in full force and effect until the earlier of (1) the replacement thereof by Buyer pursuant to the terms of Section 5.11(b)(ii), (2) the cancellation or replacement in full of the Continuing Credit Support Obligations or (3) the third anniversary of the Closing Date; and

(ii)        Buyer shall (A) indemnify Seller for any drawing or demands at any time on such Seller Credit Support Continuing Documents, (B) upon the first anniversary of the Closing Date, cause to be issued a letter of credit to Seller in respect of Seller’s obligations under the Seller Credit Support Continuing Documents (the “Buyer Letter of Credit”), which Buyer Letter of Credit shall be issued by an Acceptable Bank or a Schedule 1 Canadian bank, a U.S. commercial bank or trust company, or a U.S. branch of a foreign bank, which in any case has assets of at least $10 billion and has a credit rating on its senior unsecured long-term debt of at least A3 from Moody’s and at least A- from S&P, which Buyer Letter of Credit and shall remain in full force and effect until the expiration or cancellation of the Seller Credit Support Continuing Documents, (B)(1) for each of the fourth, fifth and sixth months following the Closing (but in no event thereafter), pay to Seller a monthly fee of 1% (calculated on a per annum basis) of the aggregate face amount of the Seller Credit Support Continuing Documents then in effect and (2) for each of the seventh month through and including the 12th month following the Closing (but in no event thereafter provided that the Buyer Letter of Credit has been issued to Seller on the first anniversary of the Closing Date), pay to Seller a monthly fee of 3% (calculated on a per annum basis) of the aggregate face amount of the Seller Credit Support Continuing Documents then in effect, unless, in either case, (I) the Seller Credit Support Continuing Documents expire or are cancelled during such period or (II) Buyer elects to cause a letter of credit to be issued to Seller during such period in respect of Seller’s obligations under the Seller Credit Support Continuing Documents,  and (C) continue to use commercially reasonable efforts to take, or cause to be taken, all reasonable actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to replace and/or supplement the Continuing Credit Support Obligation.  To the extent of any expiration, termination or reduction of Continuing Credit Support Obligations that are supported by a Buyer Letter of Credit pursuant to this clause, the face value of such Buyer Letter of Credit would be decreased by a corresponding amount, and Seller agrees to reasonably cooperate to facilitate such decrease in the Buyer Letter of Credit.

(c)          If, at any time, each of Seller and Buyer has posted credit support pursuant to clause (a) above in respect of Existing Credit Support Obligations in amounts, in the aggregate, equal to the maximum amount under each of the Seller Credit Support Cap and the Buyer Credit Support Cap, respectively, then:

(i)          in connection with the posting of any additional Development Credit Support Obligation during the period from the date of this Agreement until the Closing Date that would cause Seller to exceed the Seller Credit Support Cap at Closing (an “Excess Development Credit Support”), (A) Seller shall at Closing post such Excess Development Credit Support notwithstanding that the Seller Credit Support Cap will be exceeded, (B) Buyer shall at Closing indemnify Seller for any drawing or demands at any time on such Excess Development Credit Support and (C) within 45 days after the Closing, Buyer shall cause a new bond, letter of credit, guaranty or other instrument, as applicable, to replace the credit support amount of such Excess Development Credit Support that is in excess of the Seller Credit Support Cap (thereby returning the Seller Credit Support Cap to its maximum outstanding amount), notwithstanding that in so doing, the Buyer Credit Support Cap will be exceeded; and

(ii)         in connection with the posting of any additional Existing Credit Support Obligation other than a Development Credit Support Obligation during the period from the date of this Agreement until the Closing Date that would cause Seller to exceed the Seller Credit Support Cap at Closing (an “Excess Non-Development Credit Support”) from Closing, (A) Seller shall retain 50% of such Excess Non-Development Credit Support notwithstanding that the Seller Credit Support Cap will be exceeded, (B) Buyer shall post the remaining 50% of such Excess Non-Development Credit Support notwithstanding that the Buyer Credit Support Cap will be exceeded and (C) if such Excess Non-Development Credit Support remains outstanding as of the first anniversary of the Closing Date, then Seller’s portion of the credit support posted in connection with such Excess Non-Development Credit Support will be replaced by the Buyer Letter of Credit in accordance with Section 5.11(b)(ii) above.

(d)         Buyer shall not be in breach of its obligations in this Section 5.11 if the intended beneficiary of the Existing Credit Support Obligations to be replaced by Buyer does not accept the form of letter of credit issued by the Acceptable Banks.

(e)          Buyer shall continue to use commercially reasonable efforts to cause the replacement of the Continuing Credit Support Obligations to the extent any such Continuing Credit Support Obligations remain outstanding as of the end of the third year following the Closing Date.

(f)          Seller and Buyer shall reasonably cooperate to effect the provisions of this Section 5.11.

Section 5.12         Class B Guaranties; Tax Equity Financing Deliverables

(a)          At or prior to the Closing, Buyer or its designated Affiliate shall enter into a guaranty with respect to each tax equity financing, each in the form attached hereto as Exhibit F with respect to obligations of the applicable Class B Member or lessor arising after the Closing Date under the agreements set forth on Schedule 5.12 of the Disclosure Schedules, together with enforceability opinions regarding such guaranties in form and substance reasonably satisfactory to the applicable Class A Members and concurrently with Closing, the tax equity financing documents will be amended, in form and substance reasonably satisfactory to Buyer and the applicable Class A Members, to reflect such guarantees and to update the Parent (as defined therein) to an entity reasonably acceptable to the applicable Class A Members.  The failure of any Class A Member to approve any such guaranty, enforceability opinion or amendment shall not constitute a breach by Buyer of its obligations hereunder.

(b)        At or prior to the Closing, Buyer or its designated Affiliate (i) shall provide the documents or other materials contemplated to be provided by a “Qualified Transferee”, “Acceptable Owner or “Acceptable Transferee” (or substantially equivalent terms), and (ii) shall not be considered a “Disqualified Transferee” (or substantially equivalent term), in each case, applicable to Buyer in connection with the consummation of the transactions contemplated by this Agreement with respect to each agreement to which any member of the Company Group is party, to the extent set forth on Schedule 5.12(b) of the Disclosure Schedules.

Section 5.13         Tax Matters

(a)          Transfer Taxes. Any and all transfer, sales, use, value added, stock transfer, stamp, recording, registration and any similar Taxes (including any documentary transfer tax assessed by any Taxing Authority in the State of California in connection with the transfer of ownership interests) that become payable in connection with the transactions contemplated hereby (“Transfer Taxes”) shall be borne 50% by Buyer and 50% by Seller; provided, however, that any Transfer Taxes that become payable in connection with the Pre-Closing Reorganization shall be borne by Seller.  The parties will reasonably cooperate in the preparation and filing of any Tax Returns or other documentation in connection with any Transfer Taxes, including joining in the execution of any such Tax Returns and other documentation to the extent required by Law. The party required by Law to file a Transfer Taxes Tax Return in connection with any transaction or action contemplated by this Agreement will do so within the time period required by Law and inform the other party of its share and provide a copy of the return, but will first alert the other party in writing of the need to file such a return in case there is any disagreement about whether Transfer Taxes are owed and the parties will work in good faith to resolve any disagreement.

(b)          Post-Closing Tax Actions.

(i)          The Parties agree to reasonably cooperate in good faith to determine whether any transaction set out in this Agreement, or any transaction that may be considered to be part of the same series of transactions as the transaction set out in this Agreement, is a “reportable transaction” (as defined in section 237.3 of the Tax Act), is a “notifiable transaction” (as defined in section 237.4 of the Tax Act) or is otherwise required to be reported to any applicable Governmental Authority under any analogous provision of any comparable Law of any province or territory of Canada, including any transaction subject to mandatory disclosure rules under the Taxation Act (Québec) (the “Mandatory Reporting Rules”) and, if any such transaction is mutually determined to be required to be so reported, to cooperate to make any such report on a timely basis. Seller and Buyer agree to reasonably cooperate in good faith in the preparation of any such report and the information to be reported therein. For greater certainty, the foregoing covenants shall, without limitation, require Buyer, if an R&W Insurance Policy is to be obtained by Buyer, to (i) deliver, no less than 30 days prior to the Closing Date, a copy of the R&W Insurance Policy to Seller (and Seller’s counsel) for review, and (ii) reasonably cooperate in good faith with Seller to determine whether the R&W Insurance Policy may cause any transaction set out in this Agreement, or any transaction that may be considered to be part of the same series of the transactions as the transaction set out in this Agreement, to be a “reportable transaction” or a “notifiable transaction” or to otherwise be required to be reported to any applicable Governmental Authority under the Mandatory Reporting Rules.  Notwithstanding any of the foregoing, no Party to this Agreement shall be under any obligation not to report a transaction under the Mandatory Reporting Rules that it determines, acting reasonably, to be subject to a reporting requirement pursuant to the Tax Act or other Law. Each Party agrees to notify the other Parties if it determines that any transaction contemplated by this Agreement, or any transaction that may be considered part of the same series of transactions as a transaction contemplated by this Agreement, is required to be reported pursuant to the Mandatory Reporting Rules or if the Party otherwise intends to file any information returns in connection with this Agreement pursuant to the Mandatory Reporting Rules.

(ii)        The parties shall cooperate fully, as and to the extent reasonably requested by another party and at the expense of the requesting party, in connection with the preparation and filing of Tax Returns of any member of the Company Group, determining a liability for Taxes of any member of the Company Group, reducing, mitigating, or otherwise eliminating any Tax of any member of the Company Group in accordance with applicable Law, seeking or obtaining any Tax refund, credit or any other offset in respect of a Tax of or in respect of any member of the Company Group in accordance with applicable Law and participating in or conducting any audit or other proceeding involving a Governmental Authority in respect of Taxes of any member of the Company Group. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(iii)        Except as required by applicable Law, without the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed), from and after the Closing and until the determination of the Net Pre-FC Adjustment Amount (or, if later, the time at which the obligations of Seller to make any payment pursuant to the penultimate sentence of Section 5.13(b)(vi) terminate), Buyer shall not, with respect to any member of the Company Group: (a) amend any Tax Return related to any taxable period (or portion thereof) ending on or before the Pre-Relevant Date Tax Period (except for a Tax Return that is amended to reflect a resolution of an Independent Accounting Firm made pursuant to Section 5.13(b)(vi); (b) make (other than as consistent with past practice), revoke or change any Tax election or Tax accounting method or practice with respect to any taxable period (or portion thereof) ending on or before the Pre-Relevant Date Tax Period; or (c) initiate any voluntary disclosure agreement or similar proceeding with any Governmental Authority in respect of Taxes, in the case of each of clauses (a) through (c), if such action would reasonably be expected to cause or increase a liability for Taxes that is required to be paid or otherwise borne by Seller or its Affiliates (including by reducing or eliminating any Tax attribute of Seller).  To the extent there are Taxes arising from any transactions or actions caused by Buyer occurring on the Closing Date, but subsequent to the Closing, and that are outside the ordinary course of business of the Company Group or the Non-Controlled Joint Ventures Group, then such Taxes shall be allocated, to the extent permitted by applicable Law, to the day immediately subsequent to the Closing Date for all purposes of this Agreement (including for purposes of the determination of Net Working Capital, and clauses (iv) and (v) of this Section 5.13(b)).

(iv)        For purposes of Section 5.13(b)(v), Section 5.13(b)(vi) and the calculation of the Property Tax Amount, with respect to any Straddle Period, Seller and Buyer shall determine the Tax attributable to the portion of the Straddle Period that ends on the Closing Date (or, if applicable, at 12:01 a.m. Eastern Time, March 1, 2025) by an interim closing of the books of any of the members of the Company Group and Non-Controlled Joint Ventures Group as of the Closing Date (or, if applicable, at 12:01 a.m. Eastern Time, March 1, 2025), except for (i) all real estate, personal property and similar ad valorem Taxes (“Property Taxes”) imposed on any of the members of the Company Group or Non-Controlled Joint Ventures Group or their assets and that are applicable to any Straddle Period, which shall be prorated on a daily basis to the Closing Date (or, if applicable, at 12:01 a.m. Eastern Time, March 1, 2025) without taking into account any increase in the assessed value of any property resulting from or attributable to the transactions contemplated by this Agreement and (ii) franchise Tax paid or payable by any member of the Company Group or Non-Controlled Joint Ventures Group, which shall be allocated to the taxable period (or portion thereof) for which payment of the Tax provides the right to engage in business, regardless of the taxable period during which the income, operations, assets or capital comprising the base of such Tax is measured.  In determining whether a Tax is attributable to a Straddle Period (or portion thereof), any Tax shall be deemed a Tax attributable to the taxable period specified on the relevant Tax bill.  For the avoidance of doubt, any Tax attributable to, resulting from or arising in connection with any (actual or deemed) liquidation of any member of the Company Group after the Closing shall be allocated for all purposes of this Agreement to the period that begins after the Closing.  For greater certainty, it is the intention of the parties that, as between Buyer on the one hand, and Seller on the other hand, the liability for Tax for Canadian income tax purposes in respect of all income earned by any member of the Company Group prior to the end of its last Pre-Relevant Date Tax Period shall be borne by Seller. To this end, for Canadian income tax purposes:

(1)         Seller will (x) cooperate (and where applicable will cause each member of the Company Group to cooperate) with Buyer to seek Canada Revenue Agency (“CRA”) consent to change the fiscal period of each partnership in which the Company has a direct or indirect majority beneficial interest, and (y) use commercially reasonable efforts to obtain the approval and cooperation of the partners of each other partnership in which the Company has a direct or indirect beneficial interest, in obtaining the CRA’s consent to change the fiscal period of such partnership, in each case, so that a fiscal period end of each such partnership (each such partnership, a “Company Partnership”) occurs immediately prior to the Closing Date (if Closing occurs on or prior to the Locked Box Date) or immediately prior to the Locked Box Period (if Closing occurs after the Locked Box Date) (such partnership year ends, the “Stub Company Partnership Year Ends”);

(2)        in determining the net income or loss of each Company Partnership for its applicable Stub Company Partnership Year End, Seller shall be entitled to cause each Company Partnership to claim all available deductions and credits under the Tax Act (including, for greater certainty, any deduction available under paragraph 20(1)(j) of the Tax Act);

(3)          an amount equal to the taxable income (including the taxable portion of any net realized capital gains) of each of the Company, St. Leon Wind Energy Trust, Algonquin Power Trust, Algonquin Power Operating Trust and KMS Power Income Fund (collectively, the “Company Trusts”) for the taxation year of the particular Company Trust ending as a consequence of the sale and purchase of the Purchased Interests, determined in accordance with the Tax Act after taking into account all available deductions and credits thereunder (including, for greater certainty, any deduction available under paragraph 20(1)(j) of the Tax Act) other than any deductions pursuant to subsection 104(6) thereof, to the extent not previously paid or made payable in the taxation year to the beneficiaries of the particular Company Trust, shall be made payable prior to the Closing Date to the beneficiaries of such trust, such that the income of each Company Trust for such taxation years after giving effect to any deductions under subsection 104(6) of the Tax Act shall be nil;

(4)         the Company will make and will cause each of Algonquin Power Trust, Algonquin Power Operating Trust and KMS Power Income Fund and, if requested by Buyer, St. Leon Wind Energy Trust, to make the election described in subsection 251.2(6) of the Tax Act with respect to the sale and purchase of the Purchased Interests so that the taxation year ends of the electing trusts end at a time subsequent to the Stub Company Partnership Year Ends;

(5)          To the extent that the income of the Company determined in accordance with the Tax Act, after taking into account all available deductions and credits attributable to a Pre-Relevant Date Tax Period (including, for greater certainty, any deduction available under paragraph 20(1)(j) of the Tax Act) other than any deductions pursuant to subsection 104(6) thereof, for any taxation year beginning on or after the Closing Date includes income attributable to income of a Company Partnership earned during a Pre-Relevant Date Tax Period, Seller shall forthwith pay to Buyer an amount equal to taxes in respect of such income computed at a notional tax rate of 26.5% (except to the extent the source of such income is dividends paid from a taxable Canadian corporation, in which case the amount paid by Seller to Buyer shall be equal to taxes in respect of such income computed at a notional rate of 17.67%;

(6)          Notwithstanding any other provision of this Agreement to the contrary, the Seller shall be entitled to cause any Company Trust to carry back any losses arising in a taxation year, of such Company Trust ending on or prior to the Closing to any other such taxation year or fiscal period;

(7)          For greater certainty, if the Closing Date occurs after March 1, 2025:

a)           The preceding subparagraphs 5.13(b)(iv)(1) through (6) will apply to a Straddle Period including 12:01 a.m. Eastern Time, March 1, 2025 and to the taxation years of the Company Trusts ending on the Closing Date, with such modifications as are required to ensure that all of the taxable income (including the taxable portion of any net realized capital gains) of the Company Trusts ending on the Closing Date after taking into account all available deductions and credits under the Tax Act other than any deductions pursuant to subsection 104(6) thereof is made payable prior to the Closing Date to the beneficiaries of each such trust, such that the income of each Company Trust for such taxation years after giving effect to any deductions under subsection 104(6) of the Tax Act shall be nil;

b)     To the extent that the income of the Company determined in accordance with the Tax Act, after taking into account all available deductions and credits (including, for greater certainty, any deduction available under paragraph 20(1)(j) of the Tax Act) attributable to a Pre-Relevant Date Tax Period other than any deductions pursuant to subsection 104(6) thereof, for any taxation year beginning on or after the Closing Date includes income attributable to income of a Company Partnership earned prior to March 1, 2025, Seller shall forthwith pay to Buyer an amount equal to the taxes in respect of such income computed at a notional tax rate of 26.5% (except to the extent the source of such income is dividends paid from a taxable Canadian corporation, in which case the amount paid by Seller to Buyer shall be equal to taxes in respect of such income computed at a notional rate of 17.67%); and

c)      Subject to Section 7.1, to the extent that the foregoing clause 5.13(b)(iv)(7)(a) requires one or more Company Trusts to make payable to its beneficiaries amounts attributable to income of a Company Partnership for a Straddle Period that includes the period between 12:01 a.m. Eastern Time, March 1, 2025 and the Closing Date (the “Interim Period”), and notwithstanding the restrictions on Leakage contained herein, Buyer shall forthwith pay to Seller an amount equal to the Taxes in respect of income earned in the Interim Period computed at a notional tax rate of 26.5% (except to the extent the source of such income is dividends paid from a taxable Canadian corporation, in which case the amount paid by Seller to Buyer shall be equal to taxes in respect of such income computed at a notional rate of 17.67%).

(8)          Any payments made pursuant to this Section 5.13(b)(iv) shall be treated by the parties hereto, to the extent permitted by Law, as an adjustment to the cash proceeds received by Seller in the transaction contemplated by this Agreement.

(v)         After the Closing, with respect to any Property Taxes of any member of the Company Group or Non-Controlled Joint Ventures Group that are attributable to a Straddle Period:  (x) if Seller or any member of the Company Group or Non-Controlled Joint Ventures Group pays such Property Taxes prior to the Closing, no later than thirty (30) days after the latest due date for such Property Taxes and the delivery to Buyer of proof of all such payments, Buyer shall make a one-time payment to Seller of the amount of such Property Taxes paid by Seller or Seller’s indirect share of such Property Taxes paid by such member of the Company Group or Non-Controlled Joint Ventures Group that are attributable to the portion of such Straddle Period beginning after the Closing Date (or, if applicable, at 12:01 a.m. Eastern Time, March 1, 2025) and (y) if Buyer or any member of the Company Group or Non-Controlled Joint Ventures Group pays such Property Taxes after the Closing, no later than thirty (30) days after the latest due date for such Property Taxes and after delivery to Seller of proof of all such payments, Seller shall make a one-time payment to Buyer of the amount of such Property Taxes paid by Buyer or Buyer’s indirect share of such Property Taxes paid by such member of the Company Group or Non-Controlled Joint Ventures Group that are attributable to the portion of such Straddle Period up to and including the Closing Date (or, if applicable, at 12:01 a.m. Eastern Time, March 1, 2025) to the extent in excess of the amount of such Property Taxes reflected in the Closing Property Tax Amount; provided, that, if a Tax Return described in this clause (y) reports an amount of Property Tax payable that is less than the amount of such Property Tax reflected in the Closing Property Tax Amount, then such excess shall reduce the amount otherwise payable by Seller pursuant to clause (y) and if the resulting aggregate amount determined under clause (y) is negative, Buyer shall pay to Seller in cash the absolute value of such negative amount. Any payments made pursuant to this Section 5.13(b)(v) shall be treated by the parties hereto, to the extent permitted by Law, as an adjustment to the cash proceeds received by Seller in the transaction contemplated by this Agreement.

(vi)         With respect to any Tax Return relating to Income Taxes of any member of the Company Group (or of VWH, the EBR Project, the Red Lily Project or the Blue Hill Project to the extent the Company Group has the power to control the preparation of such Tax Return) filed after the Closing Date for a Pre-Relevant Date Tax Period or Straddle Period, Seller (with respect to any Pre-Relevant Date Tax Period) or Buyer (with respect to any Straddle Period) shall prepare such Tax Return (or shall cause such Tax Return to be prepared) in a manner consistent with past practices and procedures of the Company Group (unless otherwise required by applicable Law) and taking into account all available deductions and credits under applicable law in respect thereof, and shall furnish a completed copy of such Tax Return to the other party for the other party’s review and comment not later than 20 days before the due date (including extensions thereof) for filing such Tax Return (or, if the due date for an applicable Tax Return is 20 days or less subsequent to the Closing, then as soon as commercially practicable).  The parties shall attempt in good faith to resolve any disagreement regarding such Tax Return prior to filing.  If the parties are unable to resolve any dispute with respect to such Tax Return within 10 days prior to the due date for filing such Tax Return, such dispute shall be resolved by the Independent Accounting Firm in accordance with the procedures set forth in Section 2.3(d), mutatis mutandis, which resolution shall be binding on the parties.  The fees and expenses of the Independent Accounting Firm shall be borne equally by Buyer and Seller.  If any dispute with respect to such Tax Return is not resolved prior to the due date of the applicable Tax Return, such Tax Return shall be filed in the manner that the party responsible for preparing such Tax Return deems correct without prejudice to the other party’s rights hereunder and shall promptly be amended to reflect any contrary resolution of the Independent Accounting Firm.  On or prior to the latest due date (including extensions) for filing the Tax Returns relating to Income Taxes contemplated by this Section 5.13(b)(vi), Seller shall pay to Buyer an amount equal to the Company Group’s direct or indirect share of the Income Tax payable as set forth on such Tax Return (or, in the case of a Tax Return for a Straddle Period, the portion of the Tax payable as set forth on such Tax Return as initially filed that is attributable to the portion of the Straddle Period ending on the Closing Date or the Locked Box Date, as applicable); provided, however, that, if such Tax Return is subject to a dispute between the parties before filing, Seller’s payment obligation to Buyer shall be determined based on Seller’s version of such Tax Return and, to the extent such dispute is resolved in Buyer’s favor, Seller shall make an additional payment to Buyer reflecting such resolution. Any payments made pursuant to this Section 5.13(b)(vi) shall be treated by the parties hereto, to the extent permitted by Law, as an adjustment to the cash proceeds received by Seller in the transaction contemplated by this Agreement; provided, further, that for the avoidance of doubt, this Section 5.13(b)(vi) (A) provides only a one-time payment for each such Tax Return relating to Income Taxes in connection with the initial filing of such Tax Return and (if applicable) a one-time true-up payment in the event of a dispute described in the foregoing proviso and (B) applies only to payments due in respect of final Tax Returns (and not estimated Tax payments). If requested in writing by Seller, Buyer shall provide Seller evidence of remittance of Income Tax payments contemplated by this Section 5.13(b)(vi).

(vii)       If Buyer or Seller (or any of their respective Affiliates) receives a written notice of a pending or threatened action, claim, audit, examination, investigation, deficiency, contest, administrative or court proceeding, suit or dispute relating to Taxes of any member of the Company Group for which Seller would be required to indemnify any of the Buyer Indemnified Parties pursuant to Section 7.1 (each, a “Tax Audit” and, such Taxes, “Indemnified Taxes”), then the party first receiving notice of such Tax Audit shall provide prompt written notice thereof to the other party; provided, however, that the failure to give such prompt written notice shall not relieve Seller of any of its obligations under this Agreement, except to the extent Seller is actually and materially prejudiced as a result of such failure.  Seller shall control any such Tax Audit (at Seller’s expense), provided, however, that: (A) Seller shall keep Buyer informed and consult with Buyer in good faith with respect to any issue relating to such Tax Audit and provide Buyer copies of all correspondence, notices and other written material received from any Governmental Authority with respect to such Tax Audit; (B) Buyer shall have the right, but not the obligation, to fully participate in such Tax Audit, at Buyer’s expense; (C) Seller shall provide Buyer with a copy of, and an opportunity to review and comment on, all submissions made to a Governmental Authority in connection with such Tax Audit; and (D) Seller shall not agree to, settle or compromise any such Tax Audit without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed.  After the Closing, Buyer shall control, and Seller shall have no right to participate in, any other action, claim, audit, examination, investigation, deficiency, contest, administrative or court proceeding, suit or dispute relating to Taxes of any member of the Company Group.  To the extent the provisions of this Section 5.13(b)(vii) or Section 5.13(viii) or (ix) below conflict with Section 7.2, this Section 5.13(b)(vii) and Sections 5.13(viii) and (ix) shall control.

(viii)      In the case of a Tax Audit with respect to Canadian Taxes that is a notice of assessment or reassessment, a notice of confirmation of an assessment or reassessment, or a similar document (a “Tax Assessment Notice”) for any Indemnified Taxes, the Seller shall, within 15 days after receipt by the Seller of written notice of such claim, reimburse the Buyer for an amount equal to (A) the full amount of such Indemnified Taxes in respect of which a Governmental Authority is permitted to take collection action, or (B) the full amount that has been garnished and applied towards any Indemnified Taxes, as applicable. The Buyer shall remit or cause to be remitted such amount, in accordance with applicable Law, forthwith upon receipt to the relevant Governmental Authority on account of the relevant Indemnified Taxes, and shall as soon as practicable thereafter deliver to the Seller a copy of any receipt or other similar documentation provided to the Buyer evidencing the receipt of such amount by such Governmental Authority.

(ix)        Upon the occurrence of a Tax Indemnification Event, (a) to the extent that the total of the amounts previously paid by Seller in respect of the relevant Indemnified Taxes is less than the amount so determined to be the amount of the Indemnified Taxes, Seller shall forthwith (and, in any event, within 15 days after the time at which Buyer notifies Seller of the occurrence of the Tax Indemnification Event) pay to Buyer the amount of such Indemnified Taxes less the total of the amounts previously paid, and (b) to the extent that the total of the amounts previously paid by Seller hereunder in respect of such Indemnified Taxes exceeds the amount so determined to be the amount of the Indemnified Taxes, Buyer shall forthwith upon receipt and confirmation of any refund or credit of such Indemnified Taxes pay to Seller the amount of such refund or credit (including any interest paid or credited with respect thereto but net of any Taxes and reasonable expenses payable by Buyer or its affiliates in respect of such refund, credit or interest).

(x)         Seller hereby concurs, for the purposes of subsection 184(4) of the Tax Act, to the making of an election under Part III of the Tax Act, in the event that the “capital dividend account” (as defined in subsection 89(1) of the Tax Act) balance of any corporate member of the Company Group at any time in any taxation year ending on or prior to the Closing Date is subsequently determined to be less than the amount of any “capital dividend” (as defined in subsection 89(1) of the Tax Act) paid, or deemed to have been paid, by a corporate member of the Company Group immediately after such time. Seller covenants and agrees to do all things necessary and to execute any and all forms or other instruments as may be reasonably requested by the Buyer in order to give effect to this Section 5.13(b)(x).

(xi)        Seller hereby concurs, for the purposes of subsection 185.1(3) of the Tax Act, to the making of an election by any corporate member of the Company Group under Part III.1 of the Tax Act, in the event that such corporate member of the Company Group is assessed as having made an “excessive eligible dividend designation” (as defined in subsection 89(1) of the Tax Act) in respect of any dividend paid, or deemed to have been paid, by the corporate member of the Company Group on or before the Closing. Seller covenants and agrees to do all things necessary and execute any and all forms or other instruments as may be reasonably requested by the Buyer in order to give effect to this Section 5.13(b)(xi).

(xii)       Prior to Closing, Seller shall provide Buyer with a schedule setting forth information on each investment made by any member of the Company Group between the date hereof and the Closing Date, including the date of the investment and the amount invested.

(xiii)      If a refund (or credit in lieu thereof) of any Indemnified Tax is received by Buyer (or any Affiliate of Buyer, including any member of the Company Group) after the Closing Date (except to the extent attributable to a carryback of a loss, credit or other Tax attribute from a taxable period (or portion thereof) beginning after the Closing Date or the Locked Box Date, as applicable), then Buyer promptly shall pay over the entire amount of such refund or credit (net of reasonable out-of-pocket expenses and Taxes incurred by Buyer (or any of its Affiliates) in obtaining and remitting such amount).

(c)          Covenants. Buyer and Seller acknowledge and agree that no proceeds or other amount received or receivable under this Agreement by Seller shall be for granting any covenant under this Article V or under any other Article of this Agreement.

Section 5.14         Name Change.

(a)         Buyer hereby acknowledges that all right, title and interest in and to the names set forth in Schedule 5.13 of the Disclosure Schedules, together with all variations and acronyms thereof and all trademarks, service marks, Internet domain names, social media account names, trade names, trade dress, company names and other identifiers of source or goodwill containing, incorporating or associated with or that are confusingly similar to any of the foregoing (collectively, the “Retained Names and Marks”), are owned exclusively by Seller or its applicable Affiliates or for the exclusive use of Seller or its applicable Affiliates (other than the Company Group or the Non-Controlled Joint Ventures Group), and that, except as expressly provided below, any and all right of the Company Group to use the Retained Names and Marks shall terminate as of the Closing and shall immediately revert to Seller or its applicable Affiliates (other than the Company Group or the Non-Controlled Joint Ventures Group), along with any and all goodwill associated therewith.  Buyer further acknowledges that it has no rights, and is not acquiring any rights, to use the Retained Names and Marks, except as expressly provided herein.

(b)        Buyer shall, as soon as practicable after the Closing, but in no event later than fifteen Business Days thereafter, cause each member of the Company Group to file documents with the appropriate Governmental Authorities changing its corporate name to a corporate name that does not contain any Retained Names and Marks.

(c)        Except as expressly provided in this Section 5.14, no other right to use the Retained Names and Marks is granted by Seller to any of Buyer, the Company Group or the Non-Controlled Joint Ventures Group, whether by implication or otherwise, and nothing hereunder permits any of Buyer, the Company Group or the Non-Controlled Joint Ventures Group to use the Retained Names and Marks in any manner.  Any and all goodwill generated by the use of the Retained Names and Marks under this Section 5.14 shall inure solely to the benefit of Seller.  In any event, Buyer shall not, and shall cause the Company Group and Non-Controlled Joint Ventures Group not to, use the Retained Names and Marks in any manner that might damage or tarnish the reputation of Seller or any of their Affiliates or the goodwill associated with the Retained Names and Marks.

Section 5.15         Intercompany Arrangements; Self-Monetization Transactions Release.

(a)         Except (i) as set forth in Section 2.2(b) and (ii) for the Self-Monetization Transactions and all related agreements with respect thereto, all intercompany and intracompany accounts or contracts (including the License Agreement) between the Company Group and the Non-Controlled Joint Ventures Group, on the one hand, and Seller and its Affiliates (other than the Company Group and the Non-Controlled Joint Ventures Group), on the other hand (“Intragroup Balances”) existing at the time immediately prior to Closing, shall be cancelled without any consideration or further Liability to any party and without the need for any further documentation, immediately prior to the Closing.

(b)         Effective as of the Closing, Seller, on behalf of itself, its Affiliates and its and their respective successors and assigns, (collectively, the “Seller Parties”) do hereby irrevocably and unconditionally release, cancel, and forever discharge Buyer, its Affiliates and each member of the Company Group or the Non-Controlled Joint Ventures Group (collectively, the “Buyer Parties”) from any and all claims, complaints, causes of action, demands, damages, obligations, liabilities, losses, promises, agreements, controversies, penalties, expenses, and executions of any kind or nature whatsoever, whether known or unknown, actual or potential, whether arising in law or in equity, which any Seller Party may have, may have had, or may in the future obtain, arising out of or relating to any acts, omissions, agreements, or events relating in any manner to the Self-Monetization Transactions and all related agreements to the extent arising out of any representations made or actions taken or not taken prior to Closing by the member of the Company Group party to such transactions.  Seller, on behalf of itself and the other Seller Parties, knowingly, intentionally, and voluntarily covenants and agrees it will not now or in the future bring any action in law or equity in any court, forum, or arbitration proceeding (whether by original process, counterclaim, cross-claim, third-party process, impleader, claim for indemnity or contribution, or otherwise) against any Buyer Party to the extent arising out of any representations made or actions taken or not taken prior to Closing by the member of the Company Group party to such transactions with respect to the Self-Monetization Transactions and all related agreements.  Each Buyer Party to whom this Section 5.15(b) applies shall be a third party beneficiary of this Section 5.15(b).

Section 5.16        Directors’ and Officer’s Indemnification.

(a)         Buyer agrees that all rights to indemnification or exculpation now existing in favor of the directors, officers, employees and agents of any member of the Company Group, as provided in the applicable member of the Company Group’s Organizational Documents, whether asserted or claimed prior to, at or after the Closing (including, for the avoidance of doubt, in connection with (i) the transactions contemplated by this Agreement and (ii) actions to enforce this provision or any other indemnification, exculpation, contribution or advancement right of any of the foregoing), shall survive the Closing and shall continue in full force and effect for a period of six years and that the Company Group will perform and discharge the obligations to provide such indemnity and exculpation after the Closing; provided, however, that all rights to indemnification and exculpation in respect of any Action arising out of or relating to matters existing or occurring at or prior to the Closing Date and asserted or made within such six-year period shall continue until the final disposition of such Action.  From and for a period of six years after the Closing, Buyer shall not, and shall cause its Controlled Affiliates (including the Company Group) not to, amend, repeal or otherwise modify the indemnification provisions of the Company Group’s Organizational Documents as in effect at the Closing in any manner that would adversely affect the rights thereunder of individuals who at the Closing were directors, officers, employees, or agents of the Company Group.

(b)         Seller shall obtain at or prior to the Closing, and Buyer shall reimburse Seller for 50% of the cost of, a prepaid, non-cancelable six-year “tail” policy for directors’ and officers’ liability insurance covering those Persons who are currently covered by the Company Group’s directors’ and officers’ liability insurance policies on terms not less favorable, as a whole, than the terms of such current insurance coverage with respect to matters existing or occurring at or prior to the Closing. If any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 5.16(b) shall be continued in respect of such claim until the final disposition thereof.

(c)          In the event Buyer, any member of the Company Group or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in either such case, Buyer shall make proper provision so that the successors and assigns of Buyer or the applicable member of the Company Group, as the case may be, shall assume the obligations set forth in Section 5.16(a).

(d)         The provisions of this Section 5.16 shall survive the consummation of the Closing and continue for the periods specified herein.  This Section 5.16 is intended to benefit the directors, officers, employees and agents of the Company Group and any other Person or entity (and their respective heirs, successors and assigns) referenced in this Section 5.16, each of whom may enforce the provisions of this Section 5.16 (whether or not parties to this Agreement).  Each of the Persons referenced in the immediately preceding sentence are intended to be third party beneficiaries of this Section 5.16.

Section 5.17        Rightsizing Transactions. At or prior to the Closing, Seller shall cause the applicable Class B Members and Class A Members to (i) enter into amendments to the limited liability company agreements of Altavista Solar Subco, LLC and of Algonquin Power (NY Solar) Holdings LLC substantially in the forms attached hereto as Exhibit H with such updates as are necessary to consummate the transactions contemplated thereby, pursuant to which such Class B Members will, in an amount determined in its sole discretion, make a capital contribution which will in turn be distributed to such Class A Members and the cash flow distributions will be adjusted going forward and (ii) enter into a bill of sale or assignment and assumption agreement substantially in the form attached hereto as Exhibit I with such updates as are necessary to consummate the transactions contemplated thereby, pursuant to which Algonquin Power (Maverick Creek Holdings) Inc. will, for a purchase price determined in its sole discretion, acquire all of the interests of Liberty Utilities (America) Holdco Inc. in Algonquin Power (Maverick Creek Wind) Holdings LLC, and, in each case, to consummate the transactions contemplated therein (including taking such steps as are necessary or advisable to permit the consummation of such transactions).

Section 5.18        [Redacted - Commercially Sensitive Information - Negotiations with Third Party].

Section 5.19        Redemption/Prepayment of Specified Funded Indebtedness.

(a)         On the date which falls one Business Day prior to the Closing Date, the Company shall give notice of its intention to redeem all of the Existing Company Notes on the first date on which the same may be redeemed pursuant to the terms of the documentation governing the Existing Company Notes.

(b)         Buyer shall cause the Company to deposit the funds necessary in connection with the redemption of each Existing Company Note with the trustee of the applicable Existing Company Note in accordance with the indenture governing such Existing Company Note on the Business Day prior to the ECN Redemption Date.

(c)          Seller shall provide such other notices of prepayment or redemption, as applicable, in respect of all Specified Funded Indebtedness (other than the Existing Company Notes) such that such Specified Funded Indebtedness can be prepaid or redeemed, as the case may be, on the Closing Date.

Section 5.20         Employee Matters.

(a)          [Redacted – Commercially Sensitive Information – Information Related to Employees].

(b)          [Redacted – Commercially Sensitive Information – Information Related to Employees].

(c)         [Redacted – Commercially Sensitive Information – Information Related to Employees].

(d)         Buyer shall cause any employee benefit plans of Buyer (or any Affiliate or designee thereof, as applicable) in which the Continuing Employees are entitled to participate after the Closing Date (other than any equity-based plan, defined benefit pension plan or post-employment welfare benefit plan) to use commercially reasonably efforts to take into account for purposes of eligibility and vesting service by such employees with Seller, an Affiliate of Seller or the Company (or the applicable members of the Company Group) as if such service were with Buyer or any Affiliate or designee thereof, as applicable, but solely to the extent service was credited for the same purpose under the corresponding Employee Plan as of the Closing Date, and except to the extent it would result in a duplication of benefits or compensation.

(e)         In the plan year in which the Closing Date occurs, Buyer shall, or shall cause the Company (or the applicable members of the Company Group) to, use commercially reasonable efforts to (i) cause any preexisting conditions or limitations and eligibility waiting periods under any health or welfare plans of Buyer or any Affiliate or designee, as applicable, to be waived with respect to Continuing Employees and their eligible dependents to the same extent waived under the corresponding Employee Plan as of the Closing Date, and (ii) give each Continuing Employee credit for the plan year in which the Closing Date occurs towards applicable copayments, deductibles and annual out-of-pocket limits for expenses incurred prior to the Closing Date under the corresponding Employee Plan; provided that Seller shall, or shall cause Seller’s applicable insurance carrier to, provide to Buyer or Buyer’s applicable insurance carriers (to the insurance carriers of any Affiliate or designee of Buyer, as applicable), in a reasonably useable format, within thirty (30) days following the Closing Date, a report or other documentation setting forth as of the Closing Date all deductibles paid by the Continuing Employees and their dependents for the current plan year under the comparable Employee Plans, co-insurance and accumulations toward out-of-pocket maximums paid by the Continuing Employees and their dependents for the current plan year under the comparable Employee Plans.

(f)          Nothing contained in this Section 5.20, express or implied, is intended to confer upon any Person (including Continuing Employees, employees, retirees, or dependents or beneficiaries of employees or retirees) any rights as a third-party beneficiary of this Agreement or require Seller, any Affiliate of Seller, any member of the Company Group or Buyer or any Affiliate or designee thereof, as applicable, to continue any specific employee benefit plans or to continue the employment of any specific individual.  Nothing contained in this Section 5.20, express or implied, is intended or shall be construed to (i) constitute an amendment to any of the compensation and benefits plans maintained for or provided to employees prior to or following the Closing Date or (ii) confer upon or give to any Person, other than Seller and Buyer and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 5.20 under or by reason of any provision of this Agreement.

Section 5.21        [Reserved].

Section 5.22        Financing.

(a)         Buyer shall use commercially reasonable efforts to take, or cause to be taken, at Buyer’s cost, all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Financing on or prior to the date the Closing is required to be consummated pursuant to the terms hereof, including by (i) maintaining in effect the Equity Commitment Letter and the Debt Commitment Letter (except that Buyer may amend or replace the Debt Commitment Letter or Equity Commitment Letter or replace the Financing Entities under the Debt Commitment Letter if such amendment or replacement does not (A) reduce the aggregate amount available under the Equity Commitment Letter and Debt Commitment Letter below the aggregate amount available thereunder on the date hereof (unless the Purchase Price has been reduced hereunder), (B) add additional conditions precedent that would reasonably be expected to adversely impact the ability of Buyer to timely consummate the Closing, and Buyer provides Seller after any such amendment or replacement a copy thereof) or (C) otherwise materially prevent, delay or impair the availability of the Debt Financing required to consummate the transactions contemplated by this Agreement or the ability of Buyer to enforce its rights against the Financing Entities under the Debt Commitment Letter or any Definitive Agreements, (ii) negotiating and entering into definitive agreements with respect to the Debt Financing (the “Definitive Agreements”) consistent with the terms and conditions contained in the Debt Commitment Letter (including, as necessary, the “flex” provisions) or on other terms reasonably acceptable to Buyer that would not reasonably be expected to materially and adversely impact the ability of Buyer to consummate the Closing, and Buyer provides Seller after any such amendment or replacement a copy thereof and (iii) satisfying on a timely basis all conditions in the Debt Commitment Letter and the Definitive Agreements and complying with its obligations thereunder. Buyer shall comply with its obligations, and enforce its rights, under the Debt Commitment Letter and Definitive Agreements in a timely and diligent manner.

(b)          At Buyer’s sole cost and expense, prior to the Closing, Seller shall, and shall use commercially reasonable efforts to cause its applicable Affiliates and their respective Representatives to, cooperate with Buyer’s reasonable requests as may be necessary to obtain the Debt Financing, including by: (1) participating in a reasonable and limited number of meetings, presentations and due diligence sessions, at reasonable times and with reasonable advance notice, (2) furnishing Buyer and the Financing Entities as promptly as reasonably practicable following the delivery of a request therefor to Seller by Buyer (which notice shall state with specificity the information requested) such financial and other information regarding each member of the Company Group or Non-Controlled Joint Ventures Group as is reasonably available to Seller at such time and is customarily required in connection with the execution of financings of a type similar to the Debt Financing, (3) providing a customary title affidavit and (4) executing and delivering one or more customary authorization letters in connection with the confidential information memoranda as contemplated by the Debt Commitment Letter or otherwise that are customarily required in connection with the financings of a type similar to the Debt Financing. Nothing contained in this Section 5.22 or otherwise shall require Seller or any of its Affiliates at any time or any member of the Company Group or Non-Controlled Joint Ventures Group prior to the Closing to be an issuer or other obligor with respect to the Debt Financing. Buyer shall, promptly upon request by Seller, reimburse Seller or any of its Affiliates for all reasonable out-of-pocket costs and expenses (including attorneys’ fees) incurred in connection with the cooperation contemplated by this Section 5.22, whether or not the transactions hereunder are consummated or this Agreement is terminated.

(c)          If for any reason all or any portion of the Debt Financing becomes unavailable on the terms and conditions or from the sources contemplated by the Debt Commitment Letter, Buyer shall promptly notify Seller and use its commercially reasonable efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative debt financing for any such portion from the same or alternative sources (the “Alternative Financing”) (i) as promptly as practicable following the occurrence of such event (and in any event on or prior to the date on which the Closing should have occurred pursuant to Section 2.2) and (ii) in an amount sufficient to, when taken with (y) the available portion of the Debt Financing and (z) the Equity Financing, consummate the Closing upon the terms contemplated by this Agreement; provided, that, in no event shall Buyer be required to, and in no event shall its commercially reasonable efforts be deemed or construed to require it to, obtain alternative financing that includes terms and conditions that are more onerous than the terms and conditions set forth in the Debt Commitment Letter (taking into account any “market flex” provisions applicable thereto) or would require it to pay any fees or agree to pay any interest rate amounts or original issue discount, in either case, in excess of those contemplated by the Debt Commitment Letter (taking into account any “market flex” provisions applicable thereto) or which include any conditions to the consummation of such alternative debt financing that would reasonably be expected to make the funding of such alternative debt financing less likely to occur, than the conditions set forth in the Debt Commitment Letter.  If any Alternative Financing is obtained in accordance with this Section 5.22(c), Buyer shall promptly notify Seller thereof and references to the “Debt Financing”, “Financing”, “Debt Commitment Letter” and “Financing Commitment Letters” (and other like term in this Agreement) shall include such Alternative Financing, as applicable.

(d)        Notwithstanding anything to the contrary, nothing herein (including this Section 5.22) shall, in the reasonable determination of Seller, (i) require any director, shareholder or employee of Seller or any of its respective Affiliates to participate in any way with the Debt Financing, management presentations, roadshows or other marketing activities in connection with the Debt Financing or any other related transactions by Buyer in connection with the Debt Financing or provide any information that is not customarily required for debt financings similar to the Debt Financing in any way that materially interferes with, or is materially detrimental to, the business of Seller or its Affiliates, (ii) require Seller or any management of Seller or any member of the Company Group or Non-Controlled Joint Ventures Group to engage in any action that would unreasonably interfere with the business of Seller, any member of the Company Group or Non-Controlled Joint Ventures Group or any of their respective Affiliates, (iii) require Seller, any member of the Company Group or Non-Controlled Joint Ventures Group or any of their respective Affiliates to make any payment or incur any  liability in connection with the Debt Financing prior to the Closing Date, (iv) require cooperation to the extent that it would reasonably be expected to conflict with or violate any applicable Law or result in the creation or imposition of an Encumbrance, a breach of, the loss of any benefit under (including creating a right of termination), or a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, any Contract or Organizational Document, (v) require either Seller or any member of the Company Group or Non-Controlled Joint Ventures Group or their respective Representatives to breach, waive or amend any terms of this Agreement, (vi) cause Seller or any member of the Company Group or Non-Controlled Joint Ventures Group to violate any obligation of confidentiality binding on Seller or any member of the Company Group or Non-Controlled Joint Ventures Group, (vii) require any of the directors or shareholders of Seller or any member of the Company Group or Non-Controlled Joint Ventures Group to authorize or adopt any resolutions approving the agreements, documents, instruments, actions and transactions contemplated in connection with the Debt Financing that would be effective prior to the Closing, (ix) require Seller or any member of the Company Group or Non-Controlled Joint Ventures Group to commit to take any action that legally binds a member of the Company Group or Non-Controlled Joint Ventures Group which is not contingent upon the Closing (including the entry into any agreement) or that would be effective prior to the Closing Date or (x) require Seller, any member of the Company Group or Non-Controlled Joint Ventures Group or their respective directors, officers or employees to execute, deliver or enter into, or perform any agreement, document or instrument (other than the customary authorization letters contemplated above) or incur any personal liability with respect to any matters relating to the Financing.

(e)          Buyer shall provide Seller with prompt written notice of any material breach or default, termination or repudiation by any party to the Debt Commitment Letter or any Definitive Agreement.

(f)          Notwithstanding anything to the contrary herein, it is understood and agreed that a breach of this Section 5.22 shall only be considered for purposes of the satisfaction of the condition precedent set forth in Section 6.2(b) to the extent such breach of this Section 5.22 has caused, in whole or in part, the Debt Financing not to be obtained.

(g)          Buyer acknowledges and agrees that, notwithstanding anything to the contrary in this Agreement, the consummation of the Financing shall not be a condition to the obligation of Buyer to consummate the transactions contemplated by this Agreement.

Section 5.23         Insurance.  Seller shall, and in the case of Insurance Policies held by Non-Controlled Joint Ventures, use its commercially reasonable efforts to, maintain or cause to be maintained in full force and effect, the Insurance Policies (or adequate replacements covering the members of the Company Group and the Non-Controlled Joint Ventures Group) until the Closing. All such insurance coverage shall be terminated as of the Closing and Buyer shall be solely responsible for providing insurance for members of the Company Group following the Closing; provided, however, that, without limiting the rights of Buyer set forth elsewhere in this Agreement, if any claims are made or damages occur or are suffered that relate to an event that occurs prior to the Closing Date and that relate to any member of the Company Group or the Non-Controlled Joint Ventures Group, and such claims, or claims associated with such damages, may be made against any occurrence-based Insurance Policies (excluding amounts within self-insured retentions as it relates to the policy in place at the time of loss), then Seller shall promptly notify Buyer in writing thereof and, upon written request of Buyer, to the extent permitted by the terms of such Insurance Policies, on behalf of Buyer, file or send any necessary notices and otherwise continue (at Buyer’s expense) to pursue such claims and recover proceeds under the terms of such policies to be turned over to Buyer, after deducting any reasonable and actually paid retroactive premiums, deductibles, reasonably foreseeable premium increases, and reasonable costs and expenses (including legal fees and expenses) incurred by Seller in connection with pursuing and recovering such claims, and Seller agrees to otherwise reasonably cooperate in good faith with Buyer or its Affiliates to make the benefits and proceeds of any such Insurance Policies available to Buyer or its Affiliates to the extent not prohibited by Law or as permitted by the terms of such Insurance Policies.

Section 5.24        Buyer Limited Guarantee.  From the date of this Agreement until the earlier of the Closing Date, the termination of this Agreement in accordance with its terms or the valid termination of the Buyer Limited Guarantee in accordance with its terms, Buyer shall cause the Buyer Limited Guarantee to remain in full force and effect.

Section 5.25        Tax Equity Matters.

(a)          From the date hereof until the Closing Date, Seller shall, and shall cause its applicable Subsidiaries to, use their commercially reasonable efforts to cause the satisfaction of any conditions precedent to funding under the Tax Equity Documents.

(b)          From the date hereof until the Closing Date, Seller shall not, and shall not suffer or permit any of its Subsidiaries to, knowingly and intentionally take any action that would reasonably be expected to result in the reduction of any amount to be funded by an investor (other than a Subsidiary of Seller) under any Tax Equity Document.

(c)          Clearview. [Redacted – Commercially Sensitive Information – Tax Equity Funding Mechanics]

(d)         Shady Oaks II.  [Redacted – Commercially Sensitive Information – Tax Equity Funding Mechanics].

(e)         RNG Sale-Leaseback.  From the date hereof until the Closing Date, with respect to the Heller RNG Project, Seller shall, or shall cause its Affiliates to, pursue, negotiate, and enter into documentation in respect of a sale-leaseback for the Heller Project with an Affiliate of Seller (that is not a member of the Company Group or the Non-Controlled Joint Ventures Group) on the basis of the term sheet attached hereto as Schedule 5.25(e) of the Disclosure Schedules (or any other similar transaction that maximizes Seller proceeds without causing harm to Buyer).   The final documentation for such transaction shall be subject to the prior written consent of Buyer, such consent not to be unreasonably withheld, condition or delayed if such documentation is consistent in all material respects with such term sheet and does not contain economic or non-economic terms that are adverse to Buyer.   Once executed, such documentation shall be the “RNG Sale-Leaseback Documents”, constitute “Tax Equity Documents” hereunder (and shall be deemed to be added to Schedule 1.1-TED of the Disclosure Schedules) and the transactions contemplated thereunder shall constitute Self-Monetization Transactions hereunder.

(f)         RNG Partnership Flip. From the date hereof until the Closing Date, with respect to the Norswiss RNG Project, Seller shall, or shall cause its Affiliates to, pursue, negotiate, and enter into documentation in respect of a partnership flip tax equity investment for the Norswiss RNG Project with an Affiliate of Seller (that is not a member of the Company Group or the Non-Controlled Joint Ventures Group) on the basis of the term sheet attached hereto as Schedule 5.25(f) of the Disclosure Schedules (or any other similar transaction that maximizes Seller proceeds without causing harm to Buyer). The final documentation for such transaction shall be subject to the prior written consent of Buyer, such consent not to be unreasonably withheld, condition or delayed if such documentation is consistent in all material respects with such term sheet and does not contain economic or non-economic terms that are adverse to Buyer.  Once executed, such documentation shall be the “RNG Partnership Flip Documents”, constitute “Tax Equity Documents” hereunder (and shall be deemed to be added to Schedule 1.1-TED of the Disclosure Schedules) and the transactions contemplated thereunder shall constitute Self-Monetization Transactions hereunder.

Section 5.26         Self-Monetization Amendments.   Prior to the Closing, Seller and Buyer shall reasonably cooperate and negotiate in good faith the amendment, in each case as of the Closing Date, of the limited liability company agreements related to the Self-Monetization Transactions listed under Item 2 in Schedule 3.21 of the Disclosure Schedules and the Self-Monetization Transaction in connection with the Norswiss Project with such conforming changes as are appropriate for the nature of such project (other than that certain Amended and Restated Limited Liability Company Agreement of Algonquin Power (Maverick Creek Wind) Holdings LLC, dated November 1, 2020, listed thereon) to reflect the qualified transferee criteria, class B member transfer restrictions, class B member capital contribution obligations, class B member indemnification obligations, class B member liability cap and pre-Closing release, in each case as such constructs (the “SM Amendment Constructs”) are reflected in the proposed amendment attached hereto as Exhibit K (the “Altavista SM Example”), but subject to modification to reflect the applicable form of the existing limited liability company agreement related to such Self-Monetization Transactions.  The amended limited liability company agreements contemplated by the foregoing sentence shall be subject to the prior written consent of Buyer, such consent not to be unreasonably withheld, conditioned or delayed if such amended limited liability company agreements reflect, in all material respects, the SM Amendment Constructs as set forth in the Altavista SM Example.

Section 5.27         [Redacted – Commercially Sensitive Information – Obligations in Respect of Construction Projects].

Section 5.28         [Redacted – Commercially Sensitive Information – Information Related to Operational Matter of a Project].

Section 5.29        Casualty and Condemnation.

(a)         If, after the date of this Agreement and before the Closing, any Project or Projects are damaged by fire, theft or other casualty (each such event, an “Event of Loss”), or is subject to any eminent domain or condemnation proceeding (each, a “Taking”), then (x) Seller shall promptly notify Buyer in writing within five Business Days thereof, including whether such Event of Loss or Taking has impacted, or is expected to materially impact, the operation of the applicable Project(s) and Seller’s plans to remedy or replace the affected portion thereof and (y) the following provisions of this Section 5.29 shall apply. Seller shall, in addition, furnish any information reasonably requested by Buyer with respect to any such Taking, Event of Loss, or the property or operations affected thereby, including any condemnation or eminent domain proceeding or insurance claim made in respect thereof and the expected proceeds that may arise in connection therewith.

(b)         Following the occurrence of (A) any one or more Events of Loss (when aggregated with all prior Events of Loss), if the sum of the (1) aggregate costs to restore, repair or replace the Project(s) subject to such Events of Loss to a condition reasonably comparable to its or their condition prior to such Events of Loss and (2) the aggregate amount of any lost profits of the Company Group or the Non-Controlled Joint Ventures Group reasonably expected to accrue as a result of such Events of Loss (“Lost Profits”), net of and after giving effect to (x) any proceeds from insurance and applicable warranty amounts from dispute paid to the Company Group or the Non-Controlled Joint Ventures Group for such events (other than any such insurance proceeds that are required to be paid to any equity holder or lender) and (y) other third-party aggregate proceeds paid to the Company Group or the Non-Controlled Joint Ventures Group for all events (the sum of clauses (x) and (y), “Proceeds”) (such sum of clauses (1) and (2) pursuant to this clause (A) to be determined by an independent third party expert mutually selected by the parties hereto (the “Independent Expert”) (collectively, “Restoration Costs”)) or (B) any one or more Takings (when aggregated with all prior Takings) if the (1) value of the property subject to such Takings and (2) Lost Profits as a result of such Takings net of and after giving effect to Proceeds (such sum of clauses (1) and (2) pursuant to this clause (B) to be determined by an independent third party expert mutually selected by the parties (collectively, the “Condemnation Value”)), is, in the aggregate, less than or equal to $22,000,000, in the case of each of clauses (A) and (B), there shall be no effect on the transactions contemplated hereby.

(c)        Upon the occurrence of any one or more Events of Loss or Takings (in each case, when aggregated with all prior Events of Loss or Takings, as the case may be) involving aggregate Restoration Costs and aggregate Condemnation Value in excess of $22,000,000 and equal to or less than $110,000,000 (such amount, a “Major Loss”), Buyer shall have the option, exercised by written notice to Seller, to require Seller to restore, repair or replace the applicable Projects constituting such Major Loss prior to the Closing to a condition comparable in all material respects to their condition prior to such Events of Loss or Takings, as the case may be. If Buyer elects to require Seller to so restore, repair or replace the applicable Projects constituting a Major Loss, which election shall be made by written notice to Seller prior to the Closing Date and as soon as practicable following the occurrence of the Major Loss, Seller will complete or cause to be completed the repair, replacement or restoration of the damaged or taken Projects (as the case may be) prior to the Closing and the Closing Date shall be postponed for the amount of time reasonably necessary to complete the restoration, repair or replacement of such Projects as reasonably agreed between Buyer and Seller and in consultation with the Independent Expert (including, if necessary, the extension of the Termination Date (but for no more than 60 days) to allow for the restoration, repair or replacement of such Projects). If Buyer elects not to require Seller to cause the restoration, repair or replacement of the Projects affected by a Major Loss, or such Major Loss is the result in whole or in part of one or more Takings or is otherwise not capable of being restored, repaired or replaced, the provisions of clause (d) below will apply.

(d)         In the event that (A) Buyer elects not to require Seller to cause the restoration, repair or replacement of applicable Projects constituting a Major Loss, or (B) Seller, after Buyer having elected to require Seller to cause repair, replacement or restoration of applicable Projects constituting a Major Loss, fails to cause its completion within the period of time agreed upon by the parties pursuant to clause (c) above or (C) a Major Loss is not capable of being restored, repaired or replaced as reasonably determined by the Independent Expert, then the parties shall, within 30 days following Buyer’s election not to cause the restoration, repair or replacement, or Seller’s failure to complete, as the case may be, (1) adjust the Purchase Price downward by the aggregate Restoration Cost and Condemnation Value and (2) proceed to Closing.

(e)         In the event that the aggregate Restoration Costs and Condemnation Value with respect to one or more Events of Loss and/or Takings (in each case, when aggregated with all prior Events of Loss or Takings, as the case may be) equals an amount in excess of $110,000,000, then either Buyer or Seller shall have the right to terminate this Agreement.

(f)          Other than in the case of clause (b) above, any insurance or third party proceeds (whether received by the Company Group, the Non-Controlled Joint Ventures Group, Seller or an Affiliate of Seller) associated with an Event of Loss or Taking shall, except to the extent applied in accordance with this Section 5.29 to the repair, replacement or restoration of the assets of any Project Company, be made available at no cost to Buyer in the application of this Section 5.29; provided, that if the Purchase Price is adjusted downward pursuant to clause (d) above, the Closing occurs and such insurance or third party proceeds are received thereafter, then the amount of such proceeds shall be remitted to Seller, solely to the extent the amount of such proceeds is no greater than the amount of such downward adjustment to the Purchase Price.

Section 5.30        [Redacted – Commercially Sensitive Information – Negotiations with Third Party].

Section 5.31        [Redacted – Commercially Sensitive Information – Negotiations with Third Party].

Section 5.32        Specified Projects. If a Specified Consent has not been obtained prior to the Closing, then, with respect to the Specified Project relating to such Specified Consent, (a) all provisions with respect to (directly or indirectly) such Specified Project shall automatically, without further action by any Person, become null and void and without further effect, including, without limitation, any representations, warranties, covenants or purchase price adjustment provisions (and the components thereof) with respect to such Specified Project, (b) the Base Purchase Price shall be reduced by the applicable Specified Project Value, (c) the legal title to such Specified Project shall not be transferred to Buyer at the Closing, (d) the conditions to the obligations of the parties set forth in Article VI shall be deemed not to include any representation or warranties with respect to, or closing deliverables provided in connection with, such Specified Project and (e) neither Buyer nor any remaining member of the Company Group or Non-Controlled Joint Ventures Group shall have any Liability associated with such Specified Project; provided, however, that the terms of this Section 5.32 shall continue in full force and effect.

Section 5.33      PTCs. If at any time following the date hereof but prior to the Measurement Time, any Contract is entered into with respect to the sale of PTCs of a PTC Project generated through the earlier of December 31, 2024 or the Measurement Time, the applicable member of the Company Group or the Non-Controlled Joint Ventures Group shall, and, following the Closing, Buyer shall cause such member to, promptly pay in cash the proceeds of any such sale to Seller (or its designee) as and when received by Buyer (or any of its Affiliates) or the applicable member. None of Buyer, any member of the Company Group, any member of the Non-Controlled Joint Ventures Group, or any Affiliate of any of the foregoing shall amend, modify, or otherwise novate any such Contract without the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned, or delayed) if such an amendment, modification, or novation reasonably would be expected to have a disproportionate and material adverse effect on Seller or any of its Affiliates (as compared to Buyer or any of its Affiliates). Buyer, Seller, and their respective Affiliates shall treat and report any payment made pursuant to this Section 5.33, to the extent permitted by applicable Law, as an adjustment to the Purchase Price for applicable tax purposes.  Seller shall indemnify and hold harmless Buyer and each member of the Company Group and the Non-Controlled Joint Ventures Group with respect to Losses arising from, relating to, or as a result of, the sale of PTCs pursuant to this Section 5.33, including any claims from the purchaser(s) of such PTCs.

Section 5.34       Retained Matters. Following the Closing, Buyer shall promptly notify Seller of any correspondence or other documentation received by any member of the Company Group or the Non-Controlled Joint Ventures Group relating to the Retained Litigation. Seller shall control the litigation strategy, defense and/or settlement of the Retained Litigation, at its own cost and expense, and no settlement shall be agreed to without the prior written consent of Seller. Buyer shall cooperate, shall cause the members of the Company Group to cooperate and shall use its commercially reasonable efforts to cause its Representatives to cooperate in Seller’s defense of the Retained Litigation.

Section 5.35        Buyout Transaction.  The Parties shall undertake to perform in accordance with Schedule 5.35 of the Disclosure Schedules.

Section 5.36        Cross-Currency Swaps.  Without prejudice to Buyer’s rights under Section 6.3(g), if Seller is unable to cause Section 6.3(g) to be satisfied in Buyer’s sole discretion no less than 60 days prior to the Termination Date, then, in advance of reaching such Termination Date, the Parties shall reasonably cooperate in good faith to negotiate an alternative disposition of the Currency Swaps that would allow for the fulfillment of Buyer’s conditions to Closing in Section 6.3; provided, however, that Buyer shall not be required to make any payments or incur any Liabilities or otherwise suffer any other adverse consequence resulting from any alternative disposition of the Currency Swaps that is agreed by the Parties or any failure of the Parties to mutually agree on such alternative disposition.

Section 5.37        [Redacted – Commercially Sensitive Information in Respect of Earnout].  Prior to the Closing, Buyer shall form an entity that will constitute [Redacted – Commercially Sensitive Information in Respect of Earnout] (as defined in the Earnout Agreement) under the Earnout Agreement.

Section 5.38        Business Cash Flow Statements.  Prior to the Closing, Seller shall prepare and deliver, or shall cause to be prepared and delivered, the Business Cash Flow Statements to Buyer.

Section 5.39       Settlement of Construction Projects Claims.  Following the Closing, if Buyer or any member of the Company Group or the Non-Controlled Joint Ventures Group receives any net proceeds from a final, non-appealable claim or settlement with respect to any Construction Project that has achieved Final Completion, such proceeds shall be promptly (but in any event, within five Business Days) paid to an account designated by Seller to the extent that the Construction Projects Outstanding Obligations Amount, taken together with such net proceeds, would exceed the aggregate amount incurred by the Company Group to achieve Final Completion of the applicable Construction Project.

ARTICLE VI
CONDITIONS TO THE CLOSING

Section 6.1         General Conditions. The respective obligations of each party to consummate the transactions contemplated by this Agreement to be performed at the Closing shall be subject to the satisfaction, at or prior to the Closing, of each of the following conditions, any of which may, to the extent permitted by applicable Law, be waived in writing by any party in its sole discretion (provided, that such waiver shall only be effective as to the obligations of such party):

(a)          No Injunction. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or any Order (whether temporary, preliminary or permanent) that is then in effect and that enjoins, restrains, makes illegal or otherwise prohibits the consummation of the transactions contemplated by this Agreement.

(b)        HSR. Any applicable waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated by this Agreement, as well as any agreement not to close embodied in a “timing agreement” between the parties and a Governmental Authority, shall have expired or been terminated.

(c)          Required Regulatory Approvals. The Required Regulatory Approvals shall have been obtained, other than the FCC Radio License Transfer.

(d)         Required Regulatory Notice. The Required Regulatory Notice shall have been filed with FERC and the Required PJM Notice shall have been submitted to PJM.

Section 6.2         Conditions to Obligations of Seller at the Closing. The obligations of Seller to consummate the transactions contemplated by this Agreement to be performed at the Closing shall be subject to the satisfaction, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by Seller, in its sole discretion:

(a)         Representations and Warranties. The representations and warranties of Buyer contained in Article IV shall be true and correct both when made and as of the Closing Date, or, in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date, except where the failure to be so true and correct (without giving effect to any limitation or qualification as to materiality, including the words “material” or “Material Adverse Effect”, set forth therein) would not reasonably be expected to have a Buyer Material Adverse Effect.

(b)         Covenants. Buyer shall have performed or complied with, in all material respects, all covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c)          Receipt of Closing Deliverables. Seller shall have received each of the items required to be delivered to it by Buyer pursuant to Section 2.2(b).

Section 6.3         Conditions to Obligations of Buyer at the Closing. The obligations of Buyer to consummate the transactions contemplated by this Agreement to be performed at the Closing shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by Buyer, in its sole discretion:

(a)        Representations and Warranties. (i) The Seller Fundamental Representations and the representation set forth in Section 3.7(b) shall be true and correct in all but de minimis respects both when made and as of the Closing Date as though made at and as of such date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such earlier date, and (ii) each of the other representations and warranties of Seller contained in Article III disregarding all qualifications contained therein relating to materiality or Material Adverse Effect, shall be true and correct both when made and as of the Closing Date, as if made anew at and as of that date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such earlier date, except where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)          Covenants. Seller shall have performed or complied with, in all material respects, all covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c)          Receipt of Closing Deliverables. Buyer shall have received each of the items required to be delivered to by Seller pursuant to Section 2.2(b).

(d)          Closing Conditions.  The conditions to Closing set forth in Schedule 6.3(d) of the Disclosure Schedules shall have been satisfied.

(e)          Pre-Closing Reorganization. The Pre-Closing Reorganization shall have occurred.

(f)          Pre-Closing Share Issuance and Acquisition. The Pre-Closing Share Issuance and Acquisition shall have occurred.

(g)         Termination of Currency Swaps.  Buyer shall have received written evidence satisfactory to it of the repayment in full, termination, unwind and discharge of the Indebtedness set forth under item (j) (“Currency Swaps”) of Schedule 1.1-RM of the Disclosure Schedules or assignment, novation or other disposition of the Currency Swaps to any Person other than a member of the Company Group without any further Liability associated with the Currency Swaps to Buyer or any member of the Company Group.

Section 6.4          Frustration of Closing Conditions. No party may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s failure to use efforts to cause the Closing to occur as required by Section 5.5.

ARTICLE VII
INDEMNIFICATION

Section 7.1        Indemnification by Seller. From and after the Closing, Seller shall indemnify, defend and hold harmless Buyer and its Affiliates and its and their respective Representatives (collectively, the “Buyer Indemnified Parties”) from and against any Losses (without duplication) arising out of, relating to or incurred in connection with, (a) the consummation of the Pre-Closing Reorganization including any Liabilities associated with any of the entities, businesses or assets which were removed as direct or indirect Subsidiaries, businesses or assets of the Company in connection with the Pre-Closing Reorganization, (b) any reduction in the paid up capital or adjusted cost base (in each case as determined for Canadian income tax purposes) in the shares of any of the members of the Company Group listed on Schedule 7.1(b) of the Disclosure Schedules below the amount set forth opposite the name of such member on such Disclosure Schedule, (c) the Retained Matters and (d) any breach by Seller of the covenants to be performed at or prior to Closing pursuant to Section 5.1. Seller’s obligation to indemnify any Buyer Indemnified Party hereunder shall be reduced by the proceeds of any recovery under any insurance policy with respect to such Losses (after reduction for any costs and expenses imposed in connection with the receipt of such proceeds). Seller shall not have any liability under this Section 7.1 for any punitive, incidental, consequential, special or indirect damages (other than to the extent that the same are a reasonably foreseeable consequence of the applicable breach or to the extent that the same arise in connection with a Third Party Claim), including business interruption, diminution of value, loss of future revenue, profits or income, or loss of business reputation or opportunity regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise. Seller shall have no obligation to indemnify any Buyer Indemnified Party in connection with Taxes arising as a consequence of the application of section 212.3 of the Tax Act to any “investment” (within the meaning of section 212.3 of the Tax Act) that occurs on or after the date hereof and on or prior to the Closing Date.

Section 7.2          Procedures.

(a)         In order for a Buyer Indemnified Party (in such capacity, the “Indemnified Party”) to be entitled to any indemnification provided for under this Agreement as a result of a Loss or a claim or demand made by any Person against the Indemnified Party (a “Third Party Claim”), such Indemnified Party shall deliver notice thereof to Seller (in such capacity, the “Indemnifying Party”) within 30 days of the actual receipt of the Third Party Claim by a responsible officer, describing in reasonable detail the nature of such Third Party Claim, including the amount or the estimated amount of damages sought thereunder to the extent then ascertainable, any other remedy sought thereunder to the extent known, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto; provided, that the failure of an Indemnified Party to give timely notice shall not affect its rights to indemnification under this Article VII except to the extent that the Indemnifying Party has been materially prejudiced by such failure.

(b)         The Indemnifying Party shall have the right, upon written notice to the Indemnified Party within 30 days of receipt of notice from the Indemnified Party of the commencement of such Third Party Claim, to assume the defense thereof at the expense of the Indemnifying Party with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party; provided, that it has acknowledged in writing to the Indemnified Party that it is liable for such Third Party Claim pursuant to this Article VII.  If the Indemnifying Party assumes the defense of such Third Party Claim, the Indemnified Party shall have the right to employ separate counsel and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party, except that if in the written advice of counsel to the Indemnified Party that representation of both parties by the same counsel would be inappropriate due to an actual, material conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, such Indemnifying Party shall be liable for the reasonable out-of-pocket fees and expenses of counsel to the Indemnified Party. If the Indemnifying Party does not acknowledge in writing that it is liable for such Third Party Claim or assume the defense and control of any Third Party Claim pursuant to this Section 7.2(b), the Indemnified Party shall be entitled to assume and control such defense (it being understood that (i) the Indemnified Party’s right to indemnification for a Third Party Claim shall not be adversely affected by the Indemnified Party’s assumption of the defense of such Third Party Claim and (ii) the Indemnifying Party shall reimburse the Indemnified Party for the out-of-pocket costs of defending against such Third Party Claim (including reasonable and documented attorneys’ fees and expenses to the extent that it is determined that such Indemnifying Party is liable under this Agreement with respect to such Third Party Claim)), but the Indemnifying Party may nonetheless elect to participate in the defense of such Third Party Claim with its own counsel and at its own expense. Each of the Indemnified Party and the Indemnifying Party shall reasonably cooperate with the other in defense of a Third Party Claim and make available to the other all witnesses, pertinent records, materials and information in its possession or under its control relating thereto as is reasonably required by the other.

(c)         Notwithstanding the provisions of Section 7.2(b), if, in the reasonable and good faith judgment of the Indemnified Party, any Third Party Claim that relates to any amounts indemnifiable or potentially indemnifiable under this Article VII entails a material risk of (i) non-monetary sanctions being imposed on the Indemnified Party, (ii) criminal penalties or (iii) a finding or admission of any violation of Law or finding or admission of any wrongdoing by the Indemnified Party, the Indemnified Party shall have the right, at its option, to be represented by counsel selected by the Indemnified Party (which shall be at the Indemnifying Party’s expense), and by giving written notice to the Indemnifying Party, to take control of, the defense, negotiation or settlement of such Third Party Claim; provided, that each Indemnifying Party may participate in any such Third Party Claim with counsel selected by such Indemnifying Party and reasonably satisfactory to the Indemnified Party, which shall be at the Indemnifying Party’s own expense.

(d)         If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnifying Party shall not agree to any settlement, compromise or discharge of such Third Party Claim that (i) provides other than for monetary payment (paid by the Indemnifying Party) without the Indemnified Party’s prior written consent or (ii) does not include as an unconditional term thereof the giving of a release from all Liability with respect to such Third Party Claim by the applicable claimant or plaintiff to such Indemnified Party that is or may be subject to the Third Party Claim, without such Indemnified Party’s prior written consent. Whether or not the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, or offer to settle, compromise or discharge, such Third Party Claim for which the Indemnifying Party will be liable without the Indemnifying Party’s prior written consent, (which consent shall not be unreasonably withheld, conditioned or delayed).

(e)         In the event any Indemnified Party should have a claim against any Indemnifying Party hereunder that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall deliver notice of such claim (a “Notice of Claim”) describing in reasonable detail the basis under this Agreement for making a claim of indemnification; provided, that the failure of an Indemnified Party to give a timely Notice of Claim under this clause (e) shall not affect its rights to indemnification under this Article VII.

(f)         After final judgment or award shall have been rendered by a court, arbitration board or administrative agency of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the Indemnified Party and the Indemnifying Party shall have arrived at a mutually binding agreement with respect to each separate matter indemnified by an Indemnifying Party, the Indemnified Party shall forward to such Indemnifying Party notice of any sums due and owing by such Indemnifying Party with respect to such matters (provided, that the failure of an Indemnified Party to give such notice shall not affect its rights to indemnification under this Article VII except to the extent that such Indemnifying Party has been materially prejudiced by such failure) and each Indemnifying Party shall satisfy its obligations with respect thereto within 20 Business Days thereof.

Section 7.3         Assignment of Claims. If any Buyer Indemnified Party receives any payment from Seller in respect of any Losses pursuant to Section 7.1 and Buyer Indemnified Party could have recovered all or a part of such Losses from a third party (a “Potential Contributor”) based on the underlying claim asserted against Seller, Buyer Indemnified Party shall assign, to the extent permitted by Law, on a non-recourse basis and without any representation or warranty, such of its rights to proceed against the Potential Contributor as are necessary to permit Seller to attempt to recover from the Potential Contributor the amount of such payment.  If any such assignment would afford the Potential Contributor any defense to the payment of the same, such assignment shall not take place and Buyer Indemnified Party will, at Seller’s direction and expense, use commercially reasonable efforts to seek to recover such claim from such Potential Contributor.  Any payment received in respect of such claim against the Potential Contributor (whether by Seller or the relevant Buyer Indemnified Party as provided in the immediately preceding sentence) shall be distributed, (a) first, to the Buyer Indemnified Party, the costs and expenses incurred in investigating, prosecuting, defending or otherwise addressing such claim, (b) second, to Seller in an amount equal to the aggregate payments made by Seller to the Buyer Indemnified Party in respect of such claim, plus the costs and expenses incurred in investigating, prosecuting, defending or otherwise addressing such claim and (c) the balance, if any, to the Buyer Indemnified Party.

Section 7.4           Treatment of Certain Payments. Following the Closing, any payment made pursuant to this Article VII shall be treated by the parties hereto, to the extent permitted by Law, as an adjustment to the cash proceeds received by Seller in the transaction contemplated by this Agreement.

ARTICLE VIII
TERMINATION

Section 8.1           Termination. This Agreement may be terminated at any time prior to the Closing:

(a)          by mutual written consent of Buyer and Seller;

(b)         (i) by Seller, if Seller is not in material breach of its obligations under this Agreement and if Buyer breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement (other than Section 5.36) and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.2, (B) cannot be cured prior to the Termination Date or, if capable of being cured, has not been cured by the earlier of (1) two Business Days prior to the Termination Date or (2) the date that is 30 days following delivery of written notice of such breach or failure to perform and (C) has not been waived by Seller or (ii) by Buyer, if Buyer is not in material breach of its obligations under this Agreement and if Seller breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.3, (B) cannot be cured prior to the Termination Date or, if capable of being cured, has not been cured by the earlier of (1) two Business Days prior to the Termination Date or (2) the date that is 30 days following delivery of written notice of such breach or failure to perform and (C) has not been waived in writing by Buyer;

(c)         by either Seller or Buyer if the Closing shall not have occurred by the date that is nine months after the date hereof (such date, the “Initial Termination Date” and, the Initial Termination Date, as it may be extended pursuant to this Section 8.1(c), the “Termination Date”); provided, that if, as of the Initial Termination Date, the conditions set forth in Section 6.1(a) or Section 6.1(c), in each case, to the extent relating to FERC 203 Approval, shall not have been satisfied or waived, but all of the other conditions set forth in Article VI have been satisfied or waived (or are then capable of being satisfied if the Closing were to take place on such date in the case of those conditions to be satisfied at the Closing), then the Initial Termination Date shall be automatically extended until the date that is 30 days after the Initial Termination Date (the “Initial Extended Termination Date”); provided, further, that if, as of the Initial Extended Termination Date, the conditions set forth in Section 6.1(a) or Section 6.1(c), in each case, to the extent relating to FERC 203 Approval, shall not have been satisfied or waived, but all of the other conditions set forth in Article VI have been satisfied or waived (or are then capable of being satisfied if the Closing were to take place on such date in the case of those conditions to be satisfied at the Closing), then the Initial Extended Termination Date shall be automatically extended until the date that is 30 days after the Initial Extended Termination Date (the “Second Extended Termination Date”); provided, further, that if, as of the Second Extended Termination Date, the conditions set forth in Section 6.1(a) or Section 6.1(c), in each case, to the extent relating to FERC 203 Approval, shall not have been satisfied or waived, but all of the other conditions set forth in Article VI have been satisfied or waived (or are then capable of being satisfied if the Closing were to take place on such date in the case of those conditions to be satisfied at the Closing), then the Second Extended Termination Date shall be automatically extended until the date that is 30 days after the Second Extended Termination Date; provided, further, that the right to terminate this Agreement under this Section 8.1(c) shall not be available if the failure of the party so requesting termination to fulfill any obligation under this Agreement shall have been the cause of the failure of the Closing to occur on or prior to the Termination Date;

(d)         by either Seller or Buyer, by written notice to the other Party, if any Law or final, non-appealable Order restrains, enjoins or otherwise prohibits or makes illegal the consummation of the transactions contemplated by this Agreement; or

(e)          by either Buyer or Seller, by written notice to the other Party, pursuant to (and solely to the extent permitted by) Section 5.29(e).

The party seeking to terminate this Agreement pursuant to this Section 8.1 (other than Section 8.1(a)) shall give prompt written notice of such termination to the other parties.

Section 8.2           Effect of Termination.

(a)         In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void, and there shall be no liability on the part of any party except for the provisions of Section 3.22 (Brokers), Section 4.7 (Brokers), Section 5.4 (Confidentiality), Section 5.6 (Public Announcements), this Section 8.2, Section 8.3 (Buyer Termination Fee) and Article IX (Miscellaneous), and nothing herein shall relieve Seller from any liabilities or damages arising out of a Willful Breach or Fraud, in which case Buyer shall be entitled to all rights and remedies available in equity or at law.

Section 8.3          Buyer Termination Fee.

(a)         In the event this Agreement is validly terminated by Seller pursuant to Section 8.1(b)(i), Buyer shall pay or cause to be paid to Seller by wire transfer of same-day funds an amount equal to $100,000,000 (the “Buyer Termination Fee”) promptly, but in no event later than two Business Days after such termination, it being understood that in no event shall Buyer be required to pay the Buyer Termination Fee on more than one occasion. In the event the Buyer Termination Fee is payable pursuant to this Section 8.3(a) and subject to Seller’s rights under, and subject to the limitations of, Section 9.14 to pursue specific performance against Buyer, Seller, on behalf of itself and its Affiliates, acknowledges and agrees that Seller’s right to receive the Buyer Termination Fee from Buyer shall be the sole and exclusive remedy of Seller and its Affiliates against Buyer. In furtherance thereof, none of Buyer, Buyer Parent, the parties to the Debt Commitment Letter or Equity Commitment Letter and any of their respective general or limited partners, managers, officers, directors or employees, and that no past, present or future incorporators, equityholders, Affiliates, agents, trustees, investors, or Representatives of Buyer or any of its or their respective Affiliates shall have any liability or obligation for, and Seller and its Affiliates shall not otherwise make any claim for, any matter under, relating to or arising out of, the this Agreement or the transactions contemplated hereby, whether based on contract, tort, strict liability, other Laws or otherwise, or any Action based on, in respect of, or by reason of any of the foregoing except for their rights against Buyer under the Confidentiality Agreement, which shall survive the termination of this Agreement in accordance with its terms.

(b)        The parties acknowledge that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, (ii) the Buyer Termination Fee is not a penalty, but rather is liquidated damages, in a reasonable amount that will compensate Seller in the circumstances in which such fee is paid for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision and (iii) without these agreements, the parties would not enter into this Agreement.

ARTICLE IX
MISCELLANEOUS

Section 9.1          Non-Survival. The respective representations, warranties, covenants and agreements of Seller and Buyer contained in this Agreement, any Ancillary Agreement (other than any Ancillary Agreement that, by its terms, contemplates performance following the Closing) and any certificate delivered pursuant hereto shall terminate at, and not survive, the Closing, provided, that this Section 9.1 shall not limit (a) an agreement or covenant set forth in Section 5.1 of this Agreement that is to be performed by Seller prior to the Closing, which shall survive until the date that is six months after Closing, or (b) any covenant or agreement of the parties that, by its terms, requires performance after the Closing.  Except as otherwise set forth in this Agreement (including Section 7.1) and other than in the case of Fraud, neither Seller, Buyer nor their respective Representatives shall be entitled to any right of indemnification by any other party hereto in regards to liabilities arising out of the transactions covered by this Agreement. All parties hereto shall be responsible for their own liabilities and defenses as determined by Law.

Section 9.2          Buyer’s Investigation and Reliance. Buyer is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company Group and the Non-Controlled Joint Ventures Group and the transactions contemplated hereby, which such investigation, review and analysis was conducted by Buyer, together with expert advisors, including legal counsel, that it has engaged for such purpose.  Neither Seller, the Company nor any of their respective Affiliates or Representatives has made any representation or warranty, express or implied, as to the accuracy or completeness of any information concerning the Company Group and the Non-Controlled Joint Ventures Group contained herein or made available in connection with Buyer’s investigation of the Company Group and the Non-Controlled Joint Ventures Group, except as expressly set forth in Article III, in a Closing Certificate or the Ancillary Agreements and Seller, the Company and their respective Affiliates and Representatives expressly disclaim any and all liability that may be based on such information or errors therein or omissions therefrom. Buyer has not relied, and is not relying, on any statement, representation or warranty, oral or written, express or implied, made by Seller, the Company or their respective Affiliates or Representatives, except as expressly set forth in Article III, in a Closing Certificate or in the Ancillary Agreements. Neither Seller, the Company nor any of their respective Affiliates or Representatives shall have, or be subject to, any liability to Buyer, any of Buyer’s Related Parties or any other Person resulting from the distribution to Buyer, or Buyer use of, any information, documents or materials made available to Buyer, whether orally or in writing, in any confidential information memoranda (including supplements thereto), “data rooms,” management presentations, site visits, due diligence discussions or in any other form in expectation of, or in connection with, the transactions contemplated by this Agreement other than in the case of Fraud. Neither Seller, the Company nor any of their respective Affiliates or Representatives is making any representation or warranty, express or implied, with respect to any estimates, projections or forecasts involving the Company Group and the Non-Controlled Joint Ventures Group. Buyer acknowledges that there are inherent uncertainties in attempting to make such estimates, projections and forecasts and that it takes full responsibility for making its own evaluation of the adequacy and accuracy of any such estimates, projections or forecasts (including the reasonableness of the assumptions underlying any such estimates, projections and forecasts). Neither Seller, the Company nor any of their respective Affiliates or Representatives is making, and Buyer hereby waives, any representation or warranty, express or implied, as to the quality, merchantability, as for a particular purpose, or condition of the Company Group’s and the Non-Controlled Joint Ventures Group’s assets or any part thereof except with respect to representations set forth in Article III, a Closing Certificate or the Ancillary Agreements. Buyer acknowledges and agrees that the representations and warranties expressly set forth in Article III, the Closing Certificates and the Ancillary Agreements are the result of arms’-length negotiations between sophisticated parties, that such representations and warranties were made as a result of such arms’-length negotiations.

Section 9.3          Fees and Expenses. Except as otherwise provided herein, including Section 2.2, all fees and expenses incurred in connection with or related to this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated. For the avoidance of doubt, the cost of the R&W Insurance Policy will be solely at the cost and expense of Buyer, and neither Seller, the Company nor any of their respective Affiliates or Representatives will have any liability with respect thereto.

Section 9.4          Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of the parties hereto in interest at the time of the amendment.

Section 9.5          Waiver; Extension. At any time prior to the Closing, Seller, on the one hand, and Buyer, on the other hand, may (a) extend the time for performance of any of the obligations or other acts of the other party contained herein, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered by such party pursuant hereto or (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in a written agreement signed on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, and any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, shall not preclude any other or further exercise thereof or the exercise of any other right or power. Any agreement on the part of any party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.

Section 9.6         Notices. All notices and other communications to be given or made hereunder shall be in writing and shall be deemed to have been duly given or made (a) on the date of delivery to the recipient thereof if received prior to 5:00 p.m. in the place of delivery and such day is a Business Day (or otherwise on the next succeeding Business Day) if (i) served by personal delivery or by an internationally recognized overnight courier service to the Person for whom it is intended or (ii) delivered by registered or certified mail, return receipt requested, or (b) on the date of transmittal if sent by email prior to 5:00 p.m. Eastern Time on a Business Day (or otherwise on the next succeeding Business Day); provided, that no “bounce back” or similar message of non-delivery is received with respect thereto; provided, further, that any such notice delivered to Seller or Buyer pursuant to the foregoing clause (a) shall also be promptly delivered to Seller or Buyer, as applicable, by transmittal email. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)           if to Seller, to:

Algonquin Power & Utilities Corp.
354 Davis Road, Suite 100
Oakville, Ontario
Canada L6J 2X1
Attention: Chief Legal Officer
Email: [Redacted – Personal Information]

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
200 Park Avenue

New York, New York 10166-0193
Attention: John Gaffney; Daniel S. Alterbaum
Email: jgaffney@gibsondunn.com; dalterbaum@gibsondunn.com

and

Blake, Cassels & Graydon LLP
199 Bay Street
Suite 4000, Commerce Court West
Toronto, Ontario, M5L 1A9
Attention: John Wilkin; Taylor Dickinson
Email: john.wilkin@blakes.com; taylor.dickinson@blakes.com

(ii)         if to Buyer, to:

Altius Renewables, ULC
c/o LS Power Equity Advisors, LLC
1700 Broadway, 35th Floor
New York, NY 10019
Email: [Redacted – Personal Information]
Attention: [Redacted – Personal Information]

with a copy (which shall not constitute notice) to:

Milbank LLP
55 Hudson Yards
New York, NY 10001
Email: [Redacted – Personal Information]
Attention: [Redacted – Personal Information]

Section 9.7          Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule, such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement, unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule, but not otherwise defined therein, shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import, when used in this Agreement, will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified. Documents or other information or materials will be deemed to have been “made available” by Seller if such documents, information or materials have been posted to the “Project Power” virtual data room hosted with Intralinks (the “Electronic Data Room”) prior to 5:00 p.m. Eastern Daylight Time at least one Business Day prior to the date of this Agreement. For all purposes hereunder, unless expressly described otherwise, any reference to a “Subsidiary”, a “Joint Venture” or an “asset of Seller or the Company Group” or similar shall be deemed not to include any such Persons or assets to the extent (a) any Equity Interests of such Persons or (b) such assets, in each case, cease to be held (directly or indirectly) by the Company after giving effect to the Pre-Closing Reorganization. Any conversions of Canadian Dollars to U.S. Dollars for purposes of calculating the Estimated Purchase Price (in U.S. Dollars) or otherwise hereunder shall be calculated at the applicable Conversion Rate. Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all amendments and other modifications thereto. Unless the context of this Agreement otherwise requires, references to Law shall include all (i) rules and regulations promulgated thereunder and (ii) amendments, modifications, replacements and restatements of any of the foregoing.  For the purpose of calculating the components of the Estimated Purchase Price and Purchase Price, unless the context otherwise requires (e.g., for calculation of Tax liabilities), the Consolidated Group shall exclude the entities that are to be transferred out of the Company Group or otherwise dissolved in connection with the Pre-Closing Reorganization.

Section 9.8          Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties hereto with respect to the subject matter hereof and thereof. Neither this Agreement nor any Ancillary Agreement shall be deemed to contain or imply any restriction, covenant, representation, warranty, agreement or undertaking of any party with respect to the transactions contemplated hereby or thereby other than those expressly set forth herein or therein or in any document required to be delivered hereunder or thereunder, and none shall be deemed to exist or be inferred with respect to the subject matter hereof. Notwithstanding any oral agreement or course of conduct of the parties or their Representatives to the contrary, no party to this Agreement shall be under any legal obligation to enter into or complete the transactions contemplated hereby unless and until this Agreement shall have been executed and delivered by each of the parties.

Section 9.9         Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except with respect to the provisions of Section 9.11(b) and  Section 9.24, which shall inure to the benefit of the Persons benefiting therefrom that are intended to be third-party beneficiaries thereof.

Section 9.10        Governing Law. This Agreement and any claims or causes of action arising out of or relating to this Agreement, the negotiation, execution or performance of this Agreement or the transactions contemplated hereby (whether in contract, in tort, under statute or otherwise) shall be governed by, and interpreted, construed and enforced in accordance with, the internal Laws of the State of Delaware, including its statutes of limitations, without giving effect to any choice or conflict of Laws rules or provisions (whether of the State of Delaware or any other jurisdiction) that would result in the application of the Laws of any jurisdiction other than the State of Delaware.

Section 9.11         Submission to Jurisdiction.

(a)        Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its successors or assigns against the other party shall be brought and determined in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court.  Each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby.  Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein.

(b)         Notwithstanding anything to the contrary in this Agreement, each of the Parties hereto (i) agrees that any Financing Proceeding shall be governed by the Laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the Laws of another state), (ii) agrees that it will not bring or support any such proceeding in any forum other than exclusively in the United States District Court for the Southern District of New York (and appellate courts thereof), or, if such court does not have jurisdiction, any New York State Court sitting in the borough of Manhattan within the City of New York, (iii) submits for itself and its property with respect to any such proceeding to the exclusive jurisdiction of such courts, (iv) agrees that service of process, summons, notice or document shall be effective against it for any such proceeding brought in any such court if notice is given in accordance with Section 9.6, (v) waives and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such proceeding in any such court, (vi) agrees that a final judgment in any such proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, (vii) agrees not to bring or support or permit any of its Affiliates to bring or support any Financing Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Entity, (viii) agrees that none of the Financing Entities shall have any Liability to Seller or any of its Affiliates or Representatives relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, (ix) agrees that it has no rights or claims against any of the Financing Entities relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise; (x) waives any right to trial by jury in connection with any Financing Proceeding and (xi) agrees that the Financing Entities are express third party beneficiaries of, and may enforce, the provisions of this Section 9.11(b), and that such provisions shall not be amended in a manner adverse to the Financing Entities without the prior written consent of the Financing Entities.

Section 9.12        Disclosure Generally.  Notwithstanding anything to the contrary contained in the Disclosure Schedules or in this Agreement, the information and disclosures contained in any Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in any other Disclosure Schedule as though fully set forth in such Disclosure Schedule for which applicability of such information and disclosure is reasonably apparent on its face. The fact that any item of information is disclosed in any Disclosure Schedule shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material” or “Material Adverse Effect” or other similar terms in this Agreement.

Section 9.13        Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void; provided, however, (a) Buyer may assign any rights and obligations (including any right to purchase any Equity Interest in any member of the Company Group) hereunder to its Affiliates, and (b) Buyer or any such Affiliates may assign its rights hereunder to any Financing Entity as collateral security for any Debt Financing, in each case without Seller’s consent; provided, further, that no assignment shall limit the assignor’s obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

Section 9.14        Specific Performance.

(a)         The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such nonperformance or breach.  Accordingly, subject to Section 8.2 and Section 8.3, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.  Each of the parties hereby further waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

(b)         Subject to Section 8.2 and Section 8.3, the sole and exclusive remedies for any breach of the terms and provisions of this Agreement (including any representations and warranties set forth herein, made in connection herewith or as an inducement to enter into this Agreement) or any claim or cause of action otherwise arising out of or related to the transactions contemplated by this Agreement will be those remedies available in equity or at law for breach of contract only (and only as such contractual remedies have been further limited or excluded pursuant to the express terms of this Agreement); and the parties hereby agree that no party will have any remedies or cause of action (whether in contract, in tort, under statute or otherwise) for any statements, communications, disclosures, failures to disclose, representations or warranties not set forth in this Agreement, a Closing Certificate or in an Ancillary Agreement.

(c)         Notwithstanding anything to the contrary herein but subject to Section 9.14(d), Seller hereby agrees that the sole and exclusive remedy of Seller for a breach by Buyer of its obligations under this Agreement at or prior to Closing shall be to terminate this Agreement in accordance with Section 8.1(b)(i) and seek payment by Buyer of the Buyer Termination Fee in those circumstances in which such a fee is payable. Seller hereby expressly waives any and all other remedies that it may have at law or in equity arising out of a breach of this Agreement by Buyer at or prior to Closing other than as provided in this Section 9.14(c).  In no event shall Seller be entitled to receive both a grant of specific performance to require Buyer to consummate the Closing and payment of the Buyer Termination Fee.

(d)         Notwithstanding anything to the contrary in this Agreement, it is acknowledged and agreed that Buyer has an obligation hereunder to cause the Equity Financing to be funded, including by exercising its rights under the Equity Commitment Letter, subject to the requirements set forth below, and Seller shall be entitled to specific performance (or any other equitable relief) to cause Buyer to consummate the Closing and to cause Buyer to draw down the Equity Financing under the Equity Commitment Letter to consummate the Closing if, and for only so long as, the requirements set forth below are satisfied. The right of Seller to specific performance to cause Buyer to draw down the Equity Financing under the Equity Commitment Letter to consummate the Closing shall be subject to the requirements that (i) all of the conditions in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction thereof at the Closing) have been satisfied or waived by the party entitled to waive such condition, (ii) the Debt Financing has been funded or shall be funded at the Closing if the Equity Financing is funded at the Closing, (iii) Seller has irrevocably confirmed in a written notice to Buyer that if specific performance is granted and the Equity Financing and Debt Financing are funded, then Seller is ready, willing and able to consummate the Closing and unconditionally waive any condition set forth in Section 6.2 that has not yet been satisfied, and (iv) Buyer has failed to consummate the Closing by the date by which the Closing is supposed to have occurred pursuant to Section 2.2 (assuming for purposes of this clause (iv) that all conditions to Closing set out in Article VI have been satisfied).

Section 9.15        Currency. Unless otherwise specified, all references to “dollars,” “$” or “US$” in this Agreement or any Ancillary Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement and any Ancillary Agreement.

Section 9.16         Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 9.17        Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.18        Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.19        Electronic Signature. This Agreement may be executed electronically (including by means of .pdf or similar graphic reproduction format or by means of digital signature software, e.g., DocuSign or Adobe Sign) and delivered by email or other similar means of electronic transmission, and any electronic signature shall constitute an original for all purposes.

Section 9.20         Time of Essence. Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

Section 9.21         Legal Representation.

(a)        Buyer, on behalf of itself and its Affiliates (including, after the Closing, the Company Group and the Non-Controlled Joint Ventures Group) acknowledges and agrees that each of Gibson, Dunn & Crutcher LLP and Blake, Cassels & Graydon LLP (collectively, “Seller/Company Acquisition Counsel ”) has acted as counsel for Seller and the Company Group and the Non-Controlled Joint Ventures Group in connection with this Agreement and the transactions contemplated hereby (the “Acquisition Engagement”), and in connection with this Agreement and the transactions contemplated hereby, Seller/Company Acquisition Counsel has not acted as counsel for any other Person, including Buyer.

(b)         Only Seller, the Company Group and the Non-Controlled Joint Ventures Group and their respective Affiliates shall be considered clients of Seller/Company Acquisition Counsel in the Acquisition Engagement.  Buyer, on behalf of itself and its Controlled Affiliates (including after the Closing, the Company Group and the Non-Controlled Joint Ventures Group) acknowledges and agrees that all confidential communications between Seller, the Company Group and the Non-Controlled Joint Ventures Group and their respective Affiliates, on the one hand, and Seller/Company Acquisition Counsel, on the other hand, in the course of and relating to the Acquisition Engagement (“Counsel Communications”), and any attendant attorney-client privilege, attorney work product protection and expectation of client confidentiality applicable thereto shall be deemed to belong solely to Seller and its Affiliates, and not the Company Group or the Non-Controlled Joint Ventures Group, and shall not pass to or be claimed, held or used by Buyers or the Company Group or the Non-Controlled Joint Ventures Group upon or after the Closing.  Accordingly, whether or not the Closing occurs, Buyer shall not have access to the Counsel Communications, or to the files of Seller/Company Acquisition Counsel relating to the Acquisition Engagement (provided, that to the extent Buyer or its Affiliates becomes aware of any inadvertent access to Counsel Communications or files of Seller/Company Acquisition Counsel, then Buyer or its applicable Affiliate shall immediately return such material to Seller and destroy any copies or archival back-up of such material).  Without limiting the generality of the foregoing, upon and after the Closing, (i) to the extent that files of Seller/Company Acquisition Counsel in respect of Counsel Communications constitute property of Seller and its Affiliates, only Seller and its Affiliates shall hold such property rights and (ii) Seller/Company Acquisition Counsel shall have no duty whatsoever to reveal or disclose any such Counsel Communications or files to the Company Group or the Non-Controlled Joint Ventures Group or Buyer by reason of any attorney-client relationship between Seller/Company Acquisition Counsel and the Company Group or otherwise; provided, however, that notwithstanding the foregoing, Seller/Company Acquisition Counsel shall not disclose any Counsel Communications or files to any third parties (other than Representatives of Seller and its Affiliates; provided, that such Representatives are instructed to maintain the confidence of such Counsel Communications).

(c)         Buyer, on behalf of itself and its Affiliates (including after the Closing, the Company Group and the Non-Controlled Joint Ventures Group), acknowledge and agree that Seller/Company Acquisition Counsel has acted as counsel for Seller and the Company Group for several years and that Seller reasonably anticipates that Seller/Company Acquisition Counsel will continue to represent it and/or its Affiliates in future matters.  Accordingly, Buyer, on behalf of itself and its Affiliates (including after the Closing, the Company Group and the Non-Controlled Joint Ventures Group), expressly (i) consent to Seller/Company Acquisition Counsel’s representation of Seller and/or its Affiliates and/or any of their respective agents (if any of the foregoing Persons so desire) in any matter, including, without limitation, any post-Closing matter in which the interests of Buyer or any of its Affiliates, on the one hand, and Seller and its Affiliates, on the other hand, are adverse, including any matter relating to the transactions contemplated by this Agreement, and whether or not such matter is one in which Seller/Company Acquisition Counsel may have previously advised Seller, the Company Group or their respective Affiliates (ii) consents to the disclosure by Seller/Company Acquisition Counsel to Seller and its Affiliates of any information learned by Seller/Company Acquisition Counsel in the course of its representation of Seller, the Company Group and their respective Affiliates, whether or not such information is subject to attorney-client privilege, attorney work product protection, or Seller/Company Acquisition Counsel’s duty of confidentiality.

(d)        From and after the Closing, the Company Group and the Non-Controlled Joint Ventures Group shall cease to have any attorney-client relationship with Seller/Company Acquisition Counsel, unless and to the extent Seller/Company Acquisition Counsel is expressly engaged in writing by the Company Group to represent the Company Group after the Closing and either (i) such engagement involves no conflict of interest with respect to Seller and/or its Affiliates or (ii) Seller and/or any such Affiliate, as applicable, consent in writing to such engagement.  Any such representation of the Company Group by Seller/Company Acquisition Counsel after the Closing shall not affect the foregoing provisions hereof.

(e)          Each of the parties to this Agreement consents to the arrangements in this Section 9.21 and waive any actual or potential conflict of interest that may be involved in connection with any representation by Seller/Company Acquisition Counsel expressly permitted by this Section 9.21.

Section 9.22       No Presumption Against Drafting Party. Each of Buyer and Seller acknowledges that each party to this Agreement has been represented by legal counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 9.23        Further Assurances. At any time, and from time to time, after the Closing, at the reasonable request of a party hereto, the other party shall perform (or cause to be performed) such further reasonable acts and execute and deliver (or cause to be executed and delivered) such further reasonable documents and instruments as may be necessary or advisable to carry out and give full effect to the provisions of this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby (including in connection with the Pre-Closing Reorganization, Pre-Closing Share Issuance and Acquisition, the [Redacted – Confidential Information] and the replacement of credit support obligations identified following the Closing). In the event there are any assets, agreements, licenses, or undertaking of any nature in which Buyer obtains any interest at Closing contrary to the intention of the transactions contemplated hereby (including in connection with the Pre-Closing Reorganization and the [Redacted – Confidential Information]), any such assets, agreements, licenses, or undertaking shall be held in trust for the benefit of Seller and its Affiliates (other than the Company Group or the Non-Controlled Joint Ventures Group).  In the event there are any assets, agreements, licenses, or undertaking of any nature in which Seller retains any interest at Closing contrary to the intention of the transactions contemplated hereby, any such assets, agreements, licenses, or undertaking shall be held in trust for the benefit of Buyer and its Affiliates.

Section 9.24         Non-Recourse.

(a)         All Actions (whether in contract, in tort, under statute or otherwise, or based upon any theory that seeks to impose liability of an entity against its owners or Affiliates) that may be based upon, in respect of, arise under, out or by reason of, be connected with or relate in any manner to (i) this Agreement or the Ancillary Agreements, (ii) the negotiation, execution or performance of this Agreement or any Ancillary Agreement (including any representation or warranty made in connection with, or as inducement to enter into, this Agreement), (iii) any breach or violation of this Agreement or the Ancillary Agreements and (iv) any failure of the transactions contemplated by this Agreement or the Ancillary Agreements to be consummated, in each case of clause (i), clause (ii), clause (iii) and clause (iv), may be brought only against (and are those solely of) the Persons that are expressly named as parties hereto and thereto, as applicable, and then only to the extent of the specific obligations of such Persons set forth herein or therein. No Person who is not a named party to this Agreement or any Ancillary Agreement, including any Related Parties of any such party to this Agreement or any Ancillary Agreement (each, a “Non-Party Affiliate”) shall have any liability (whether in contract, in tort, under statute or otherwise or based upon any theory that seeks to impose liability of an entity against its owners or Affiliates) arising out of, in connection with or related in any manner to the items in the immediately preceding clause (i), clause (ii), clause (iii) and clause (iv). To the maximum extent permitted by applicable Law, each party hereto waives and releases all such Actions against any such Non-Party Affiliate. For the avoidance of doubt, the parties hereto acknowledge and agree that the Non-Party Affiliates referred to herein are intended third-party beneficiaries of this Section 9.24(a).

(b)          The parties knowingly, willingly, irrevocably and expressly acknowledges and agrees that the agreements contained in this Section 9.24 are an integral part of the transactions contemplated by this Agreement and that, without the agreements set forth in this Section 9.24, the parties would not enter into this Agreement or otherwise agree to consummate the transactions contemplated hereby.

Section 9.25         Releases.

(a)        Effective as of the Closing, to the fullest extent permitted by applicable Law, Buyer, on behalf of itself, its Controlled Affiliates (including, following the Closing, the Company Group) and its and their respective successors and assigns, (collectively, the “Buyer Releasors”), irrevocably and unconditionally releases and forever discharges Seller and each non-party Affiliate of Seller (collectively, the “Seller Releasees”) from any and all Actions, causes of action, claims, charges, complaints, demands, obligations, damages, Losses, costs, expenses and liabilities of any kind or nature whatsoever, whether known or unknown, suspected or unsuspected, fixed or contingent, and whether in equity or at law, that such Buyer Releasor has, had, or may have, in any capacity, against any Seller Releasee, whether directly or derivatively through another Person, arising contemporaneously with or prior to the transactions contemplated by this Agreement, or on account of, arising out of or related to any act, omission, transaction, matter, cause or event occurring contemporaneously with or up to and including the Closing Date, to the extent relating to the Company Group or the Non-Controlled Joint Ventures Group, the ownership of Purchased Interests, or the business or the operation, management, use or control of the businesses of the Company Group or the Non-Controlled Joint Ventures Group ; provided, however, that the foregoing release does not apply to claims or rights (i) arising under this Agreement or any Ancillary Agreement, (ii) arising under any ordinary course commercial agreements with a member of the Company Group or the Non-Controlled Joint Ventures Group that is unrelated to both the transactions contemplated by this Agreement and the ownership of the Company Group or the Non-Controlled Joint Ventures Group, (iii) of any Person for a claim against another Person for Fraud committed by such Person or (iv) of any Person for a claim against another Person arising out of or in connection with intentional criminal actions of such Person.  Each Buyer Releasor covenants and agrees not to, and shall cause each of its Controlled Affiliates not to, assert any such claim against any Seller Releasee.  Each Seller Releasee to whom this Section 9.25(a) applies shall be a third party beneficiary of this Section 9.25(a).

(b)         Effective as of the Closing, to the fullest extent permitted by applicable Law, Seller, on behalf of itself, its Affiliates and its and their respective successors and assigns, (collectively, the “Seller Releasors”), irrevocably and unconditionally releases and forever discharges Buyer and each non-party Affiliate of Buyer (collectively, the “Buyer Releasees”) from any and all Actions, causes of action, claims, charges, complaints, demands, obligations, damages, Losses, costs, expenses and liabilities of any kind or nature whatsoever, whether known or unknown, suspected or unsuspected, fixed or contingent, and whether in equity or at law, that such Seller Releasor has, had, or may have, in any capacity, against any Buyer Releasee, whether directly or derivatively through another Person, arising contemporaneously with or prior to the transactions contemplated by this Agreement, or on account of, arising out of or related to any act, omission, transaction, matter, cause or event occurring contemporaneously with or up to and including the Closing Date, to the extent relating to the Company Group or the Non-Controlled Joint Ventures Group, the ownership of Purchased Interests or the business or the operation, management, use or control of the businesses of the Company Group or the Non-Controlled Joint Ventures Group; provided, however, that the foregoing release does not apply to claims or rights (i) arising under this Agreement or any Ancillary Agreement, (ii) arising under any ordinary course commercial agreements with an a member of the Company Group or the Non-Controlled Joint Ventures Group that is unrelated to both the transactions contemplated by this Agreement and the ownership of the Company Group or the Non-Controlled Joint Ventures Group, (iii) of any Person for a claim against another Person for Fraud committed by such Person or (iv) of any Person for a claim against another Person arising out of or in connection with intentional criminal actions of such Person.  Each Seller Releasor covenants and agrees not to, and shall cause each of its Affiliates not to, assert any such claim against any Buyer Releasee.  Each Buyer Releasee to whom this Section 9.25(b) applies shall be a third party beneficiary of this Section 9.25(b).

The remainder of this page is intentionally left blank; signature pages follow.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SELLER:

ALGONQUIN POWER & UTILITIES CORP.

By:	/s/ Darren Myers
Name:	Darren Myers
Title:	Chief Financial Officer

By:	/s/ Jennifer Tindale
Name:	Jennifer Tindale
Title:	Chief Legal Officer

BUYER:

ALTIUS RENEWABLES, ULC

By:	/s/ Cameron Tajvar
Name:	Cameron Tajvar
Title:	Managing Director

[Signature Page to Securities Purchase Agreement]

Exhibit A

Applicable Accounting Principles

(See attached.)

Exhibit A

Applicable Accounting Principles

1.	Capitalized terms used but not defined in this Exhibit A (these “Applicable Accounting Principles”) shall have the meanings ascribed to such terms in the Agreement.

2.
The Preliminary Closing Statement and the Final Pre-FC Closing Statement (together, the “Statements”) shall be prepared in accordance with the following policies and procedures in the following order of priority:

i.	The specific accounting principles, practices, assumptions, conventions, methods, and policies set out in these Applicable Accounting Principles (“Specific Accounting Policies”);

ii.	to the extent not covered by paragraph 2(i) above,

i.
for purposes of the Consolidated Group (including the Red Lily Project, the EBR Project, and the Blue Hill Project), consistent with accounting principles, policies, treatments, categorizations, practices, methods, bases and estimates applied (including in the exercise of management judgment and discretion) as were used in the preparation of the combined balance sheet of the Consolidated Group as at December 31, 2023 and March 31, 2024, and

ii.
for purpose of VWH, consistent with accounting principles, policies, treatments, categorizations, practices, methods, bases and estimates applied (including in the exercise of management judgment and discretion) as were used in the preparation of the audited consolidated balance sheets of Vela Wind Holdco, LLC and Subsidiaries as at December 31, 2023 and March 31, 2024; and

iii.	to the extent not covered by paragraph 2(i) and paragraph 2(ii) above, in accordance with GAAP.

In the event of a conflict, paragraph 2(i) will have priority over paragraph 2(ii) and paragraph 2(iii), and paragraph 2(ii) will have priority over paragraph 2(iii).

Specific Accounting Policies

3.	The Statements shall:

a.
be calculated on the basis that the Consolidated Group is a going concern and shall (i) not include any change in assets or liabilities as a result of the purchase accounting adjustments or other changes arising from or resulting as a consequence of the consummation of the contemplated transaction and (ii) exclude the effect of any change of legal requirements or GAAP or any other act arising as a consequence of the change in ownership (including any change which is implemented at the direction of Buyer or for Buyer’s benefit) or omission, or decision occurring on or after the Measurement Time;

b.
The parties agree that the purpose of preparing the Final Pre-FC Closing Statement is to measure variations in the components taken into consideration in determining the estimates included in the Preliminary Closing Statement compared to the actual values, and without limiting the generality of the foregoing, such process is not intended to permit the introduction of accounting principles, practices, methodologies and procedures different from those described herein;

c.
be prepared based on known facts and circumstances as they exist as of the Measurement Time and shall exclude the effects of any event, act, change in circumstances, or other development arising on or occurring after the Measurement Time;

d.
be prepared such that no amount shall be included in the Statements more than once (i.e., no double counting or repeating across Cash, Net Working Capital, Adjustment Indebtedness, Specified Funded Indebtedness, Transaction Expenses, and Construction Projects Outstanding Obligations Amount);

e.
be prepared in a format set out in Exhibit B or Annex A for VWH (collectively, the “Reference Balance Sheet”) by reference to the account codes and any specific line items and adjustments listed on the Reference Balance Sheet. The underlying assets and liabilities shall be classified between the columns labeled “Cash”, “Net Working Capital”, “Specified Funded Indebtedness/Adjustment Indebtedness”, “Transaction Expenses”, and “Other” on a basis consistent with the classification of the equivalent line item set forth in the Reference Balance Sheet. All items classified under the column labeled as “Other” in the Reference Balance Sheet shall be excluded from “Cash”, “Net Working Capital”, “Specified Funded Indebtedness/Adjustment Indebtedness”, and “Transaction Expenses”.  Notwithstanding the creation of any new account codes between the date of the Reference Balance Sheet and the Measurement Time, amounts will continue to be allocated among the account codes in existence as of the date hereof, as applicable, and no amounts will be allocated to any such new account code(s);

f.
be prepared so as not to include any provision with respect to any matter (i) which is the subject of an indemnity in favor of the Buyer under the terms of this Agreement or (ii) to the extent it will be assumed or settled by the Seller or any of its Affiliates at or after the Closing;

g.
be prepared so that leases classified in the Reference Balance Sheet as operating leases will not be reclassified as finance leases, and any leases entered into after the date of the of the Reference Balance Sheet shall be categorized as an operating or a finance lease on a basis consistent with the methodologies used in the balance sheets of the Consolidated Group, the Red Lily Project, the EBR Project, and the Blue Hill Project as at December 31, 2023 or audited consolidated balance sheets of Vela Wind Holdco, LLC and Subsidiaries as at December 31, 2023;

2

h.	no liability shall be included to the extent that such liability will be satisfied or discharged or assumed by any third party at or before the Closing; and

i.	be prepared to reflect the termination or elimination of:

i.
all intercompany and intracompany accounts or contracts (including the License Agreement) between the Company Group and the Non-Controlled Joint Ventures Group, on the one hand, and Seller and its Affiliates (other than the Company Group and the Non-Controlled Joint Ventures Group), on the other hand, pursuant to Section 5.14 of the Agreement; and

ii.	all intercompany accounts between and among the Consolidated Group.

4.
Cash (other than cash held on behalf of a contractual counterparty for which there is not corresponding current liability included in Net Working Capital) shall include any cash collateral amounts as of the Measurement Time pursuant to Section 5.10 of the Agreement.

5.	For purposes of calculating Net Working Capital:

a.
Subject to the other principles in these Applicable Accounting Principles, there shall be no change in the classification (i) to a current asset or a current liability of any asset or liability that has not previously been characterized as a current asset or current liability in the Reference Balance Sheet  or (ii) to a long-term liability or long-term asset of any liability or asset that has not previously been characterized as a long-term liability or long-term asset in the Reference Balance Sheet, in each case, other than any such change resulting solely from the passage of time between the date of the Reference Balance Sheet and the Measurement Time;

b.
except to the extent explicitly provided otherwise in these Applicable Accounting Principles, where an accrual, provision, reserve or liability was made or included (or was zero) in the Reference Balance Sheet, in relation to any matter or series of related matters, there shall be no increase in that accrual, provision, reserve or liability in Net Working Capital, unless since the date set forth in the Reference Balance Sheet, new material facts and circumstances (and not merely a change in management judgements) have arisen prior to the Measurement Time that justify such an increase using the same accounting principles, policies, treatments, categorizations and practices applied in the balance sheets of the Consolidated Group, the Red Lily Project, the EBR Project, and the Blue Hill Project as at December 31, 2023 or audited consolidated balance sheets of Vela Wind Holdco, LLC and Subsidiaries as at December 31, 2023, as set out in paragraph 2(ii) above; and

c.
Net Working Capital shall exclude any right-of-use assets or right-of-use liabilities (except for amounts currently due and payable) relating to leases classified as operating leases by the Consolidated Group, the Red Lily Project, the EBR Project, and the Blue Hill Project, or VWH.

3

d.	Net Working Capital shall exclude accounts receivable relating to monetization of PTCs subject to Section 5.33 of the Agreement.

6.
Net Working Capital, Cash, and Adjustment Indebtedness shall be adjusted pro rata based on the “Seller’s Interest Percent” (as reflected in the table shown immediately below) in each project as set forth below such that only Seller’s Interest Percent of Net Working Capital, Cash, and Adjustment Indebtedness shall be included in the Preliminary Closing Statement and Final Pre-FC Closing Statement and any Non-Seller’s Interest Percent shall be excluded from the Preliminary Closing Statement and Final Pre-FC Closing Statement.

Project	Cash allocations between the applicable Tax Equity Investor and the applicable member of the Company Group or Non- Controlled Joint Ventures Group (i)	Class B non- controlling interest percent (ii)	Non-Seller's Interest Percent (iii = i + ii)	Seller’s Interest Percent (100% - iii)
[Redacted – Commercially Sensitive Information]

4

7.
Net Working Capital and Cash shall be adjusted pro rata based on the “Seller’s Interest Percent” (as reflected in the table shown immediately below) in each project as set forth below such that only Seller’s Interest Percent of Net Working Capital and Cash shall be included in the Preliminary Closing Statement and Final Pre-FC Closing Statement and any Non-Seller’s Interest Percent shall be excluded from the Preliminary Closing Statement and Final Pre-FC Closing Statement.

Project	Cash allocations between the applicable Tax Equity Investor and the applicable member of the Company Group or Non-Controlled Joint Ventures Group (i)	Class B non-controll ing interest percent (ii)	Non-Seller's Interest Percent (iii= i + ii)	Seller’s Interest Percent (100% - iii)
[Redacted – Commercially Sensitive Information]

8.
Net Working Capital, Cash, and Adjustment Indebtedness for VWH shall be adjusted pro rata based on the “Seller’s Interest Percent” (as reflected in the table shown immediately below) in each project as set forth below such that only Seller’s Interest Percent of Net Working Capital, Cash, and Adjustment Indebtedness, shall be included in the Preliminary Closing Statement and Final Pre-FC Closing Statement and any Non-Seller’s Interest Percent shall be excluded from the Preliminary Closing Statement and Final Pre-FC Closing Statement:

Project	Cash allocations between the applicable Tax Equity Investor and the applicable member of the Company Group or Non- Controlled Joint Ventures Group (i)	Class B non- controlling interest percent (ii)	Non-Seller's Interest Percent (iii= i + ii)	Seller’s Interest Percent (100% - iii)
[Redacted – Commercially Sensitive Information]

9.	Notwithstanding anything to the contrary, no amount shall be included in the Statements in respect of:

5

a.	contingent liabilities, off balance sheet arrangements or commitments that would not be required to be recorded as a liability on a balance sheet in accordance with paragraph 2(ii);

b.	general provisions, general reserves, or general accruals that would not be required to be recorded as a liability on a balance sheet in accordance with paragraph 2(ii);

c.	the Intercompany Financing Agreement;

d.	the Promissory Note by and between Algonquin Power (Canada) Holdings Inc. and Seller, dated as of July 16, 2023, as may be amended or modified from time to time; and

e.	any deferred Tax assets or deferred Tax liabilities.

6

Exhibit A – Annex A

VWH—Reference Balance Sheet

[Redacted – Commercially Sensitive Information]

7

Exhibit B

Reference Balance Sheet

[Redacted – Commercially Sensitive Information]

Exhibit C

Project Expenditures Budget

[Redacted – Commercially Sensitive Information]

Exhibit D

[Reserved]

(See attached.)

Exhibit E

Form of Transition Services Agreement

(See attached.)

CONFIDENTIAL

FORM OF TRANSITION SERVICES AGREEMENT

by and between

ALGONQUIN POWER & UTILITIES CORP.,

as Seller

and

ALGONQUIN POWER CO.,

as Company

dated as of [●]

CONFIDENTIAL
TRANSITION SERVICES AGREEMENT

This TRANSITION SERVICES AGREEMENT (this “Agreement”), is made and entered into as of [●] (the “Effective Date”), by and between Algonquin Power & Utilities Corp., a corporation existing under the laws of Canada (“Seller”), and Algonquin Power Co., a trust existing under the laws of Ontario (“Company”).  Seller and Company are referred to herein as a “Party” and, collectively, as the “Parties”.

RECITALS

WHEREAS, Seller and Altius Renewables, ULC (“Buyer”) have entered into that certain Securities Purchase Agreement, dated as of August 9, 2024 (the “Purchase Agreement”), pursuant to which, among other things, Seller agreed to sell, transfer and deliver to Buyer, and Buyer agreed to purchase, acquire and accept from Seller, the Purchased Interests of the Company (as each is defined in the Purchase Agreement).

WHEREAS, the Purchase Agreement contemplates and requires the execution and delivery by the Parties of this Agreement, pursuant to which Seller shall provide, or cause to be provided, to the Company (as defined in the Purchase Agreement), certain transitional services described in this Agreement, subject to the terms and conditions set forth in this Agreement.

WHEREAS, Seller is not in the business of providing transitional services to unaffiliated third parties but is willing to provide transitional services to the Company as an accommodation to Buyer in connection with the execution of the Purchase Agreement and the ongoing operation of the Company following Buyer’s acquisition of the Company.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

Section 1.1        Definitions.  Unless otherwise defined in this Agreement, capitalized terms used in this Agreement have the meaning ascribed to such terms in the Purchase Agreement.  References in this Agreement to and mentions of the word “include” or “including” or the phrases “e.g.” or mean “including, without limitation”.

ARTICLE II
SERVICES

Section 2.1          Performance.  Subject to the terms and conditions set forth herein, Seller (on behalf of its Affiliates) shall provide or cause to be provided to the Company (for the benefit of the Company and the members of the Company Group) the transitional services described in Exhibit A (the “Transitional Services”).

1

CONFIDENTIAL
Section 2.2        Commencement Date.  Unless specified otherwise in Exhibit A, Seller shall begin to provide, and shall continue to provide, each Transitional Service on and from the Effective Date for the corresponding “Service Period” specified in Exhibit A.

Section 2.3         Service Standards.  Subject to the terms and conditions of this Agreement, the Transitional Services shall be performed by Seller (or caused by Seller to be performed) in a timely manner that is in material compliance with applicable Law and consistent, in all material respects, with the manner in which such Transitional Services were performed by Seller for the Company immediately prior to the Effective Date or, if applicable, the manner in which Seller performs similar services for its own retained businesses after the Effective Date, except as such Transitional Services reasonably differ because of the need to keep the data that is generated solely for the Company by Seller in performing the Transitional Services separate from other data (the “Service Standard”).  In no event shall Seller be required to make any material customization to the Transitional Services (or Seller’s Systems, as defined below, or Seller’s processes) that is unique to the Company’s new ownership; provided that any customizations shall be at Company’s sole cost and expense.  Seller’s obligation to provide the Transitional Services in accordance with the Service Standard shall be subject to Seller’s right to supplement, modify, substitute or otherwise alter any of the Transitional Services from time to time to the extent and in the manner consistent with supplements, modifications, substitutions or alterations made from time to time for similar services provided or otherwise made available by Seller or its Affiliates to itself or its own retained businesses or the business of its Affiliates, provided that any material incremental increase in costs or expenses to Company under this Agreement as a result thereof are subject to the prior written consent of Company.  If Seller fails to complete or perform a Transitional Service under this Agreement to a level consistent with the Service Standard and otherwise in accordance with this Agreement during the applicable “Service Period” specified in Exhibit A, Company shall give written notice to Seller thereof and Company shall be entitled to require Seller to commence re‑performance of the applicable Transitional Service as promptly as practicable, but in any event within a 10-day period after Seller’s receipt of such notice, at no additional charge to Company and until the applicable Transitional Service has been completed or performed to a level consistent with the Service Standard.

Section 2.4          Subcontractors and Personnel.

(a)          Subject to Seller’s obligation to perform (or cause to be performed) the Transitional Services in accordance with the Service Standard, Seller reserves the right, at Seller’s discretion, to subcontract the performance of any of the Transitional Services to another provider, including third parties and Seller’s Affiliates (each, a “Subcontractor”).  Seller shall be the sole point of contact regarding the Transitional Services, including with respect to payment for the Transitional Services.  Seller shall not be relieved of any of its obligations under this Agreement as a result of the provision or non-provision of any Transitional Services by any Subcontractor; provided, however, that, subject to ARTICLE XI, neither Seller nor its Affiliates shall be liable for or with respect to any interruption, disruption or downtime in the Transitional Services caused by acts or inactions of a third-party provider or any other party outside of the reasonable control of Seller and its Affiliates.

2

CONFIDENTIAL
(b)        Subject to Seller’s obligation to perform the Transitional Services in accordance with the Service Standard, Seller and its respective Subcontractors shall have the right, in their discretion, to (i) designate which personnel they will assign to perform the Transitional Services and (ii) remove and replace such personnel at any time.  In performing their respective duties hereunder, all such personnel shall be under the direction, control and supervision of Seller and its respective Subcontractors, and the foregoing shall have the sole right to exercise all authority with respect to the employment (including termination of employment), assignment and compensation of their respective personnel.

Section 2.5           General Obligations.  Seller and Company shall, and Company shall cause the Company Group to:

(a)          comply with (i) any express conditions or requirements imposed on it under this Agreement in relation to the Transitional Services and (ii) in respect of the Company, the reasonable directions of Seller as to the use of the Transitional Services;

(b)          not perform or use the Transitional Services in breach of any applicable Laws;

(c)          not tamper with or hinder the operation of, or make unauthorized modifications to, any asset or system of the other Party used in the performance of the Transitional Services; and

(d)          comply with the terms of any third-party or Governmental Authority agreement, approval or Consent required by Seller or its Affiliates and any third party to provide the Transitional Services.

Section 2.6         Transition.  Company and Seller acknowledge the transitional nature of the Transitional Services.  Accordingly, Company shall use commercially reasonable efforts during the Term to, as promptly as practicable, transition each Transitional Service to its own internal organization or to obtain alternate third-party sources to provide the Transitional Services.

ARTICLE III
LIMITATIONS

Section 3.1          General Limitations.

(a)          Seller shall have no obligation under this Agreement to provide services in support of any business or operations of the Company other than the Transitional Services as set forth in Exhibit A.  Notwithstanding anything to the contrary contained in this Agreement, Seller shall not be obligated to provide, or shall be deemed to be providing, (i) any legal, compliance or regulatory advice, (ii) any treasury or accounting services, in each case, as a professional service or any marketing, financial, payroll, benefits, tax or investor services or (iii) any vendor selection, negotiation or contracting services to the Company or any of its Affiliates under this Agreement, in connection with the Transitional Services or otherwise.

(b)          Subject to Seller’s obligation to perform the Transitional Services in accordance with the Service Standard, Seller and its Affiliates shall have no obligation to upgrade, enhance or otherwise modify any computer hardware, software or network environment used immediately prior to the Effective Date by the Company or otherwise, or to provide any support or maintenance services for any computer hardware, software or network environment that has been upgraded, enhanced or otherwise modified by or on behalf of the Company.

3

CONFIDENTIAL
(c)          Subject to Seller’s obligation to perform the Transitional Services in accordance with the Service Standard, in no event shall Seller be obligated under this Agreement to maintain the employment of any specific employee or acquire any additional equipment, software or other resources during the Term.

(d)          Notwithstanding anything to the contrary herein, (i) only the Company (or relevant member of the Company Group) shall be entitled to have access to the Transitional Services under this Agreement, (ii) Company shall not, and shall not allow the Company Group to, directly or indirectly, resell or permit the use of any of the Transitional Services to or by any other Person, (iii) in no event shall any third party engaged by the Company be entitled to access the Transitional Services or any System of the Seller (unless authorized to have such access in accordance with this Agreement) and (iv) in no event shall the Company, its Affiliates or their respective employees, third-party technology consultants or other personnel be entitled to modify any System of the Seller or the Transitional Services.

Section 3.2          Work Processes, Rules and Procedures.  In connection with the receipt and use of the Transitional Services, Company shall, and shall cause their respective Representatives to, comply with Seller’s then-current reasonable work processes, policies and procedures provided by Seller in writing from time to time, and Company acknowledges that Seller’s ability to provide the Transitional Services is dependent on such compliance by the Company and its respective Representatives.

Section 3.3          Third-Party Consents; Compliance with Applicable Agreements, Laws and Governmental Orders.

(a)       Seller shall use commercially reasonable efforts to obtain any license (including a modification to or extension or renewal of or replacement for an existing license), consent, approval, permission or waiver (each, a “Consent”) under its third-party agreements utilized by Seller in connection with Seller’s performance of the Transitional Services as necessary to allow such third-party products and services to be used by the Company in connection with the Transitional Services, including arranging for any reconfiguration or implementation in order to provide the Transitional Services.  Company shall use its commercially reasonable efforts to cooperate with Seller in obtaining such Consents (or arranging for any reconfiguration or implementation) from third parties.  Company shall be responsible for paying (or reimbursing Seller and its Affiliates for paying) any reasonable fee, expense or other consideration reasonably required to be paid to a third party to obtain any Consent (or for any reconfiguration or implementation in order to provide the Transitional Services) (a “Consent Fee”), provided Seller has provided prior written notice to Company of such Consent Fee.

(b)          If, despite using commercially reasonable efforts, Seller is unable to obtain a Consent hereunder, the Parties shall work together in good faith to develop a mutually acceptable alternative arrangement that is sufficient to enable Seller to provide, and the Company to receive, the Transitional Services without such Consent.  Company shall bear all costs of such alternative arrangement, as applicable.  If such alternative arrangement cannot be agreed upon by the Parties or is required for a period longer than 30 days following the Effective Date, either Party may require that the affected Transitional Services be terminated, in which case the Service Fees shall be equitably adjusted to account for such terminated Transitional Services.  Seller shall have no obligation to (and no liability for failing to) perform the Transitional Services for which a Consent has not been obtained, unless and until such Consent is obtained.

4

CONFIDENTIAL
Section 3.4          Third-Party Agreements and Applicable Laws.  Company acknowledges and agrees that any Transitional Services provided through third parties or using third party Intellectual Property are subject to the terms and conditions of any applicable agreements between Seller or its Affiliates and such third parties, as well as compliance with applicable Laws.  Company agrees to comply, and to cause its respective Affiliates to comply, with the terms and conditions of any such applicable third-party agreements (to the extent made available to Company) and with applicable Laws in connection with the receipt by the Company of the Transitional Services pursuant to this Agreement.  Upon written request from Company, Seller shall provide Company reasonable access to such terms and conditions, subject to Seller’s confidentiality obligations under the applicable agreement.

Section 3.5           Exception to Obligation to Provide Transitional Services.  Notwithstanding anything to the contrary contained herein, Seller shall not be obligated to provide any Transitional Services if the provision of such Transitional Services violates any applicable Laws or, subject to Seller’s obligation to perform the Transitional Services in accordance with the Service Standard, any agreement or license to which Seller, its Affiliates or any other service provider are subject.

Section 3.6          Excuse of Performance.  Seller’s delay in performing, or failure to perform, its obligations under this Agreement shall be excused if and to the extent such delay or failure is caused by (a) the acts or omissions of Company or a third party acting for or on behalf of Company or (b) the failure of Company or such third party to perform any obligations of Company under this Agreement.

ARTICLE IV
SECURITY

Section 4.1          Access to Systems.  Each Party shall, and shall cause all personnel who have access to any computer systems, networks, email system or software of the other Party or its Affiliates or third-party providers engaged by Seller to provide the Transitional Services (collectively “Systems”) to, limit their access to those portions of the Systems for which they are authorized in connection with the performance, receipt and use of the Transitional Services.  Each Party shall (a) limit such access to those personnel who are specifically authorized by the other Party to access the applicable Systems, (b) upon request of a Party, provide to such requesting Party a written list of the names of all of the personnel who have been granted such access to such Systems and (c) comply with the Party’s (or, as applicable, its Affiliates’ or Subcontractors’) then‑current reasonable information security rules and procedures as made available by the Party granting such access (the “IS Procedures”).  All user identification numbers and passwords disclosed to the Company for access to the Systems shall be deemed to be, and shall be treated as, the Confidential Information of the Party granting such access.  If required by a Party, prior to having access to any System, the other Party shall cause all personnel to execute and deliver agreements or otherwise confirm in writing their agreement to comply with such IS Procedures.

5

CONFIDENTIAL
Section 4.2          Right to Deny Access.  If at any time a Party reasonably believes or determines that (a) any personnel granted access to a Party’s Systems has sought to violate or circumvent, or has violated or circumvented, applicable Laws or the IS Procedures, (b) any unauthorized personnel have accessed the Systems or (c) any personnel pose a risk to the Systems or have engaged in activities that may lead to the unauthorized access, use, destruction, alteration or loss of data, information or any other form of loss or damage to a Party or its Affiliates, then the Party granting access may suspend, deny or terminate access to the Systems by any such personnel with notice to the other Party in writing of the name(s) of such personnel and the circumstances surrounding such occurrence.

Section 4.3          Notifications to Seller.  Each Party shall (a) cooperate in investigating any apparent or suspected unauthorized access to any Systems or any apparent or suspected unauthorized access or use of data and information within those Systems and (b) so that the other Party can timely revoke access to the Systems, notify Seller promptly in writing (i) if such Party revokes the access of its personnel to any of its own systems or software or any data stored therein, where such personnel also have access to a System of the other Party and (ii) when any personnel are no longer employed or engaged by the Party or their Affiliates (as applicable) or no longer have a need to access the Systems.

Section 4.4          Additional Security Measures.  A Party may, with prior written notice to the other Party, from time to time implement new or modified physical or information security measures with respect to the Systems as the Party, in its discretion, deems necessary or appropriate, including measures that may (a) affect the manner in which the Transitional Services are provided or (b) address new security-related issues, including compliance with applicable Laws related to security and issues in connection with new technologies or threats.  Each Party shall provide such assistance as may be reasonably requested by the Party in connection with the imposition of such security measures for its Systems.

ARTICLE V
TERM AND TERMINATION

Section 5.1         Term.  This Agreement shall commence on the Effective Date and, unless earlier terminated in accordance with its terms, upon the earlier of six months after the Effective Date and the termination or expiration of the last Transitional Service to be provided hereunder (the “Term”).  For each Transitional Service set forth in Exhibit A, Seller’s obligations to provide such Transitional Service shall not extend past the earlier of the end of the corresponding “Service Period” listed in Exhibit A and the expiration of the Term.

Section 5.2          Termination.

(a)          Seller may terminate this Agreement or suspend performance of its obligations hereunder upon written notice to Company if Company materially breaches this Agreement (including a failure to pay an invoice when due) and fails to cure such breach within 30 days after Seller provides Company with written notice of such breach.

(b)         Company may terminate (i) this Agreement upon written notice to Seller in the event Seller materially breaches this Agreement and fails to cure such breach within 30 days after Company provides Seller with written notice of such breach or (ii) a Transitional Service for any reason upon 10 days’ prior written notice.

6

CONFIDENTIAL
(c)         Either Party may terminate this Agreement upon written notice having immediate effect in the event that the other Party (i) files for bankruptcy, (ii) becomes or is declared insolvent or is the subject of any proceedings (that are not dismissed within 60 days) related to its liquidation, insolvency or the appointment of a receiver or similar officer, (iii) makes an assignment for the benefit of all or substantially all of its creditors, (iv) takes any corporate action for its winding up, dissolution or administration or (v) enters into an agreement for the extension or readjustment of substantially all of its obligations or if it suffers any foreign equivalent to any of the foregoing.

Section 5.3           Effect of Termination.

(a)        Within 30 days after the termination or expiration of this Agreement or any Transitional Service, Company shall pay to Seller all amounts accrued for Transitional Services and work performed prior to termination or expiration that have not then already been paid.  In addition, if this Agreement or any Transitional Service is terminated early by Company pursuant to Section 5.2(b)(ii) or terminated by Seller pursuant to Section 5.2(a) or Section 5.2(c), Company shall reimburse Seller an amount equal to Seller’s documented and reasonable costs, including early termination charges, wind-down costs, and other fees and costs payable or that have been paid in advance by Seller (or any of its Affiliates), reasonably incurred as a result of the early termination of this Agreement or any Transitional Service, including unamortized costs that Seller or its Affiliates previously incurred or are required to pay for services, equipment, licenses or other assets used for the provision of the terminated Transitional Services (only to the extent such costs relate to the provision of the Transitional Services to the Company as contemplated by this Agreement) (collectively, “Termination Fees”), provided Seller has used commercially reasonable efforts to mitigate such Termination Fees.  The Termination Fees shall be invoiced to Company and payable by Company within 30 days after the date of invoice.

(b)         Expiration or termination of this Agreement or any Transitional Service shall not act as a waiver of any breach of this Agreement and shall not act as a release of either Party from any liability or obligation incurred under this Agreement through the effective date of such expiration or termination, including with respect to any Service Fees or expenses that accrued on or before the effective date of such expiration or termination.

(c)        The following provisions shall survive any termination or expiration of this Agreement and shall continue in full force and effect thereafter:  Article I, Section 4.3, this Section 5.3(c), Section 6.2, Article VII, Article VIII, Article IX, Article X, Article XI, Article XII and Article XIII.

7

CONFIDENTIAL
ARTICLE VI
SERVICE MANAGERS/DISPUTE RESOLUTION

Section 6.1        Service Managers.  Each Party shall designate a service manager (each a “Service Manager”), who will be directly responsible for coordinating and managing the delivery or receipt of the Transitional Services and who will have the authority to act on the applicable Party’s behalf with respect to matters relating to this Agreement.  The Service Managers will discuss progress in the transition of the Transitional Services hereunder and may establish a set of procedures, including frequency of meetings and reporting, and other reasonable structures for their cooperation and the cooperation of the Parties in the execution of their obligations pursuant to this Agreement.  Unless otherwise agreed to by the Parties, all communications relating to this Agreement and the Transitional Services shall be directed to the Service Managers.  With respect to matters relating to the Transitional Services or under this Agreement requiring dispute resolution, the Parties and their respective Service Managers will follow the dispute resolution process outlined in this Article VI.  Each Party may, in its discretion, replace their respective Service Manager from time to time with a substitute manager upon notice to the other Party.

Section 6.2          Informal Dispute Resolution.  The Parties agree that any dispute arising out of or relating to this Agreement (a “Dispute”) shall be first submitted for resolution to the Service Managers.  If the Service Managers fail to resolve a Dispute within a reasonable time following its submission to the Service Managers, but in no event more than 10 Business Days thereafter, then, at the request of either Party, such Dispute shall be submitted to a senior officer of each of the Parties, and such senior officers shall attempt in good faith to resolve the Dispute.  If such senior officers cannot resolve the Dispute within a reasonable time, but in no event more than 20 Business Days after a submission, then either Party may pursue litigation.  The Parties agree to follow the procedures set forth in this Section 6.2 prior to initiation of any legal proceedings with respect to any Dispute.  The Parties agree that all discussions, negotiations and other information exchanged between the Parties during the foregoing escalation proceedings shall be without prejudice to the legal position of a Party in any subsequent litigation proceeding.

ARTICLE VII
DATA AND INTELLECTUAL PROPERTY

Section 7.1          Ownership of Company Data.  Company shall own all data that is generated by Seller solely for the Company in performance of the Transitional Services (the “Company Data”).  Seller and its Affiliates shall be the sole and exclusive owners of all technical, administrative or other data relating to the Seller’s Systems or the operation of the Transitional Services infrastructure or to Seller’s and its Affiliates’ Intellectual Property.

Section 7.2           Intellectual Property.

(a)          Ownership of Intellectual Property.  Subject to the non-exclusive license expressly provided in Section 7.2(c) and Company’s rights in Company Data pursuant to Section 7.1, nothing in this Agreement shall grant or transfer any rights, title or interests in any Intellectual Property invented or created before, on or after the Effective Date by or on behalf of Seller or its Affiliates or otherwise controlled by or licensed to Seller or its Affiliates.

(b)          Development of Intellectual Property.  Subject to Company’s rights in Company Data pursuant to Section 7.1, as between the Parties, all Intellectual Property developed or acquired by or for Seller or any of its Affiliates, whether alone or jointly with the Company (or the Representatives of the Company), in connection with providing the Transitional Services, shall be owned solely and exclusively by Seller.

8

CONFIDENTIAL
(c)          Limited License to Use Seller Work Processes and Software.  To the extent required for the Company to receive, and Seller to provide the Transitional Services, each Party, for itself and on behalf of its Affiliates (as “Licensor”), grants to the other Party and its Affiliates (each a “Licensee”) a limited, non-sublicensable, royalty free, nonexclusive, non-assignable license to use, during the Term, Intellectual Property owned by Licensor that is made available to the Licensee solely for the duration necessary and for the purpose of permitting the Company to receive and Seller to provide the Transitional Services.  Such license shall extend to Seller’s Subcontractors to the extent required to provide the Transitional Services under this Agreement.

Section 7.3          No Implied Licenses.  Except as expressly set forth in this Agreement, nothing in this Agreement shall be deemed to grant to any Party or the Company, by implication, estoppel or otherwise, license rights, ownership rights or any other Intellectual Property rights in any technology, inventions, work processes, hardware, software or any other tangible or intangible assets owned, controlled or licensed by a Party or any of its Affiliates.

ARTICLE VIII
CONFIDENTIALITY

Section 5.4 of the Purchase Agreement shall apply, mutatis mutandis, to this Agreement as though set forth herein in its entirety (including that all rights and obligations of Buyer therein shall be rights and obligations of Company under this Agreement).

ARTICLE IX
FEES AND PAYMENT

Section 9.1          Service Fees.  The fees, rates or amounts to be charged to Company for the Transitional Services (the “Service Fees”) shall be as set forth in Exhibit A.

Section 9.2          Increases in Services Fees. During the term of this Agreement, the amount of a Service Fee for any Transitional Services (or category of Transitional Services, as applicable) shall not increase except to the extent that there is an evidenced increase after the date hereof in the costs actually incurred by Seller in providing such Transitional Services as a result of: (a) any documented and reasonable increase in the rates or charges imposed by any third-party provider (excluding Seller’s Affiliates) providing products or services used by Seller in providing the Transitional Services (and, if provider is providing similar services to Seller with respect to all of its businesses or divisions, such rates and charges are no greater than the rates and charges to Seller by such third-party provider in providing similar services to Seller); (b) an increase in costs relating to any changes in the scope, quality, nature, duration or quantity of the Transitional Services provided or how the Transitional Services are provided (including relating to newly installed products or equipment or any upgrades to existing products or equipment), provided Company has provided prior written consent to such increase to the rates and charges, provided further, that if such consent is not provided, Seller shall not be required to provide, or be liable for any resultant failure to provide, such Transitional Service under this Agreement; or (c) a reasonable and documented increase in costs resulting from a reasonable change in the pricing methodology for a particular Transitional Service, provided that Seller is implementing the same change with respect to all of its businesses or divisions that utilize the Transitional Service.  Upon reasonable determination by Seller that a basis for the increase of a Service Fee, as set forth in the immediately preceding sentence, exists, Seller shall notify Company in writing of such basis prior to or in connection with such increase, including the amount of such increase, and, if such increase complies with the requirements of this Section 9.2, or has otherwise been agreed to by Company, Exhibit A shall be amended to reflect such increased Service Fee and such increased Service Fee shall thereafter be deemed to be the Service Fee for the relevant Transitional Services hereunder.

9

CONFIDENTIAL
Section 9.3          Decreases in Services Fees.  There shall be no reduction in Service Fees for any Transitional Services for which Company requests a reduction in Transitional Service unless and until an entire Transitional Service for which there is a separate Service Fee set forth in Exhibit A is terminated in full pursuant to Section 5.2(b)(ii).

Section 9.4         Billing and Payment Terms.  Seller (or its Affiliate) shall invoice Company following the end of a given calendar month for (a) the Service Fees, (b) any Termination Fees, (c) any Consent Fees and (d) any reasonable and documented out-of-pocket expenses incurred during such calendar month (provided that, Seller shall obtain Company’s prior written consent before the incurrence of such out-of-pocket expenses exceeding $25,000 in the aggregate during the term hereof; provided, further, that, if such consent is not provided but such out of pocket expenses are required to be incurred to provide a Transitional Service under this Agreement, Seller shall notify Company of any Transitional Service that requires such consent to be performed and if Company does not promptly provide consent, Seller shall not be liable for any resultant failure to provide such Transitional Service under this Agreement arising from such failure to provide consent), plus applicable sales, use, value added and other similar Taxes.  Company shall pay all such invoices within 30 days after receipt thereof by wire transfer of immediately available funds to an account designated by Seller in writing.  Payments not made in accordance with the preceding sentence shall bear interest at a rate of the prime interest rate as reported by The Wall Street Journal plus three percent per annum, computed based on a 365-day year, from and including the date such payment is due until, but excluding, the date of payment.

Section 9.5          Taxes.  The Service Fees and any and all other payments made by Company to Seller in respect of the Transitional Services shall be made free and clear of, and without deduction or withholding for or on account of any and all Taxes imposed on the sale of the Transitional Services and any and all Taxes otherwise imposed on, sustained or incurred with respect to, or applicable to the Transitional Services, unless Company is required to withhold or deduct any such Taxes under applicable Law.  If any applicable Law requires the deduction or withholding of any Tax from any payments made by Company hereunder, then Company shall make such deduction or withholding and shall timely pay the full amount deducted or withheld to the proper Governmental Authority in accordance with, and within the time limits prescribed by, applicable Law; provided, however, that (x) Company shall provide Seller with written notice of its intent to deduct or withhold at least five Business Days prior to making the relevant payment, and (y) Company shall use good-faith efforts to cooperate with Seller and otherwise take reasonable actions, to minimize, reduce, or otherwise eliminate any such deduction or withholding.  Without limitation to the foregoing, Company shall bear any and all sales, use, value added and other similar Taxes imposed on the sale of the Transitional Services or otherwise assessed on either Party in connection with the Transitional Services or this Agreement.  Notwithstanding anything in this Agreement to the contrary, the covenants set forth in this Section 9.5 shall survive until 90 days subsequent to the expiration of the statute of limitations applicable to the Tax or Tax matter to which the covenant relates (and, accordingly, any cause of action that Seller may have against Company in respect of such Tax or Tax matter shall survive until such time).

10

CONFIDENTIAL
ARTICLE X
DISCLAIMER OF WARRANTIES AND REPRESENTATIONS

Section 10.1        Except as expressly set forth in Section 2.3, and subject to Article XI, Company (on behalf of it and its Affiliates) acknowledges and agrees that the Transitional Services are provided “AS IS”, that Company (on behalf of itself and its Affiliates) assumes all risks and liabilities arising from or relating to its use of and reliance upon the Transitional Services and that Seller (on behalf of itself and its Affiliates) makes no representation or warranty with respect thereto and Company acknowledges that it has relied on no such representation or warranty.  EXCEPT AS EXPRESSLY SET FORTH IN SECTION 2.3, SELLER (ON BEHALF OF ITSELF AND ITS AFFILIATES) HEREBY EXPRESSLY DISCLAIMS ALL REPRESENTATIONS, WARRANTIES AND CONDITIONS REGARDING THE TRANSITIONAL SERVICES, WHETHER EXPRESS OR IMPLIED OR STATUTORY, INCLUDING ANY REPRESENTATION OR WARRANTY IN REGARD TO QUALITY, PERFORMANCE, NONINFRINGEMENT, MERCHANTABILITY OR FITNESS OF THE TRANSITIONAL SERVICES FOR A PARTICULAR PURPOSE.

Section 10.2        Company and its Affiliates shall be solely responsible for their compliance with applicable Laws, and nothing in this Agreement shall be construed as a representation or warranty by Seller that any Transitional Service or other items provided in connection therewith is sufficient to satisfy the Company’s obligations under applicable Laws.

ARTICLE XI
INDEMNIFICATION AND LIMITATION OF LIABILITY

Section 11.1         Company Indemnification.  Company shall indemnify, defend and hold Seller, its Affiliates and their respective directors, officers and employees (collectively, the “Seller Indemnified Parties”), harmless from and against any and all losses, costs, damages, claims and expenses (including, for the avoidance of doubt, any and all sales, use, value added and other similar Taxes imposed on the sale of the Transitional Services or otherwise assessed on either Party in connection with the Transitional Services or this Agreement) (“Losses”) based upon or related to the Transitional Services performed hereunder, except for those matters for which Seller is obligated pursuant to Section 11.2.

Section 11.2      Seller Indemnification.  Seller shall indemnify, defend, and hold Company, and their respective directors, officers and employees (collectively, the “Company Indemnified Parties”) harmless from and against any and all Losses based upon or related to the Transitional Services performed hereunder to the extent that any such Losses (which Losses shall exclude, for these purposes, Taxes) were caused by the gross negligence or willful misconduct of Seller, any Affiliate of Seller, or any third-party provider engaged to perform the Transitional Services.  Seller may, in its sole discretion, replace any Transitional Services to which any indemnified damages are attributable in mitigation of such damages, provided that (i) Seller is implementing the same replacement with respect to all of its businesses or divisions that utilize such Transitional Service, (ii) such replacement shall be of substantially equal quality, skill, experience and utility as the replaced provider or service (as the case may be) and (iii) such replacement shall not result in any increase in Service Fees to the Company.

11

CONFIDENTIAL
Section 11.3         Statute of Limitations.  Any cause of action that Company may have against Seller and that may arise under or in connection with the Transitional Services or this Agreement must be commenced within two years after the cause of action has accrued or shall be deemed to have been waived and/or withdrawn.

Section 11.4       Sole Remedy.  Except for any claims seeking equitable relief in connection with the failure of a Party to perform its covenants or agreements hereunder, each Party agrees that the provisions of this Article XI shall be the sole and exclusive remedies of each Party, with respect to the subject matter of this Agreement and each Party shall not be entitled to any further indemnification, contribution, recovery or other rights or claims of any nature whatsoever in respect thereof (whether under this Agreement or under any common law theory or any statute or other law or otherwise), all of which each Party hereby waives.

Section 11.5          Set-off.  Regardless of any other rights under any other agreements or mandatory provisions of Laws, Company shall not have the right to set off the amount of any claim it may have under this Agreement, whether contingent or otherwise, against any amount owed by such Party to Seller, whether under this Agreement, the Purchase Agreement or otherwise.

Section 11.6        Indemnification Procedure.  A Party that intends to claim indemnification pursuant to this Article XI (the “Indemnified Party”) shall promptly notify the other Party (the “Indemnifying Party”) of any claim, demand, action or other proceeding (each, a “Claim”) for which the Indemnified Party intends to claim such indemnification.  The Indemnifying Party shall have the right to participate in and to assume the defense thereof with counsel selected by the Indemnifying Party; provided, however, that the Indemnified Party shall have the right to retain its own counsel, with fees and expenses paid by the Indemnifying Party, if representation of the Indemnified Party by counsel retained by the Indemnifying Party would be inappropriate due to actual or potential differing interests between the Indemnified Party and any other party represented by such counsel in such proceedings.  The Indemnifying Party shall not enter into a settlement of such Claim that does not include a full release of the Indemnified Party or involves a remedy other than the payment of money, without the Indemnified Party’s consent.  The Indemnified Party’s failure to deliver notice to the Indemnifying Party within a reasonable time after the Indemnified Party receives notice of any such Claim, if prejudicial to the Indemnified Party’s ability to defend such Claim, shall relieve the Indemnifying Party of any liability to the Indemnified Party under this Article XI with respect thereto, but the failure to deliver notice to the Indemnifying Party shall not relieve the Indemnifying Party of any liability that it may have to the Indemnified Party otherwise than under this Article XI.  The Indemnifying Party may not settle or otherwise consent to an adverse judgment in any such Claim that diminishes the rights or interests of the Indemnified Party without the prior express written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed.  The Indemnified Party, its employees and agents shall reasonably cooperate with the Indemnifying Party and its legal representatives in the investigation of any Claim covered by this Article XI.

12

CONFIDENTIAL
Section 11.7        Mitigation of Loss.  Each Party shall use commercially reasonable efforts to mitigate any Loss for which indemnification is sought under this Agreement in accordance with applicable Law.  If a Party shall fail to mitigate any claim or liability in accordance with its obligations under the preceding sentence, then anything to the contrary contained herein notwithstanding, the other Party shall not be required to indemnify any Person solely for the portion of Losses that would reasonably be expected to have been avoided if the first Party had made such efforts.

Section 11.8        Limitation of Liability.  Notwithstanding any other provision of this Agreement and without limiting the foregoing provisions of this Article XI, except for a Party’s gross negligence or willful misconduct, in no event will the maximum aggregate liability of a Party, its Affiliates and their respective Representatives to any other Parties under or in connection with this Agreement exceed, and such maximum aggregate liability shall be limited to, the aggregate of the Service Fees actually received by Seller from Company for the performance of the Transitional Services under this Agreement.  EXCEPT FOR SUCH PARTY’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, OR A PARTY’S INDEMNIFICATION OBLIGATIONS SET FORTH IN SECTION 11.1 AND SECTION 11.2, AS APPLICABLE, NEITHER PARTY WILL BE LIABLE TO THE OTHER PARTY (OR FOR SELLER, INCLUDING TO THE COMPANY) UNDER THIS AGREEMENT FOR ANY CONSEQUENTIAL, PUNITIVE, SPECIAL, INCIDENTAL OR EXEMPLARY DAMAGES, OR FOR LOST PROFITS OR BUSINESS INTERRUPTION DAMAGES, OR DAMAGES MEASURED BY MULTIPLES OF PROFITS OR MULTIPLES OF CASH FLOW OR ANY SIMILAR VALUATION REGARDLESS OF THE FORM OF ACTION, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE, AND WHETHER OR NOT SUCH DAMAGES WERE FORESEEN OR UNFORESEEN.

ARTICLE XII
FORCE MAJEURE

Section 12.1        In General.  In the event that any of Seller, its Affiliates or their respective third-party providers is wholly or partially prevented from, or delayed or restricted in, providing one or more Transitional Services, or one or more Transitional Services are interrupted or suspended, by reason of events beyond Seller’s, its Affiliates’ or their respective third-party providers’ reasonable control, including failure by the Company to comply with the terms and conditions of this Agreement, failure by any third party to comply with the terms and conditions of any contract with Seller or its Affiliates, acts of God, acts of nature, acts, decrees or orders of governmental, regulatory or military authorities, fire, explosion, lack of utilities, accident, embargoes, disruption or delay in transportation, diseases, epidemics, pandemics, public health emergencies (whether or not a pandemic or public health emergency has actually been declared by any governmental body or pseudo governmental body), government mandated quarantines, shelter in place orders, bans on public gatherings, travel restrictions, lock-downs, or shut downs of public services, war, acts of terrorism, nuclear disaster, labor strikes, work stoppages or slowdowns, changes in law or regulations or binding legal or regulatory actions, including restraining orders and injunctions, civil unrest and/or riots, disruption of Internet access, including access disruptions as a result of any virus, worm or Trojan horse, or failure of public infrastructure or energy sources (any of the foregoing or other type of similar event, a “Force Majeure Event”), (a) Seller shall not be obligated to deliver the affected Transitional Services during such period, (b) Company shall not be obligated to pay for any Transitional Services not delivered during such period except for any Consent Fees or Termination Fees and (c) the Term shall not be tolled during or extended for all or part of such period.

13

CONFIDENTIAL
Section 12.2        Changes in Law.  In the event that Seller, or any of its Affiliates or any Subcontractor is wholly or partially prevented from providing one or more Transitional Services by applicable Laws (or changes in the interpretation or enforcement thereof), (a) Seller shall not be obligated to deliver the affected Transitional Services and (b) Company shall not be obligated to pay for any such Transitional Services except for any Consent Fees or Termination Fees and the Parties shall work together in good faith and use commercially reasonable efforts to develop a mutually acceptable alternative arrangement that is sufficient to enable Seller to provide, and the Company to receive, the Transitional Services or services similar to the Transitional Services.

ARTICLE XIII
MISCELLANEOUS

Section 13.1         Amendment and Modification.  This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of the Parties hereto in interest at the time of the amendment.

Section 13.2         Waiver.  No failure or delay of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, and any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, shall not preclude any other or further exercise thereof or the exercise of any other right or power.  Any agreement on the part of any Party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such Party.

Section 13.3        Notices.  All notices and other communications to be given or made hereunder shall be in writing and shall be deemed to have been duly given or made (a) on the date of delivery to the recipient thereof if received prior to 5:00 p.m. in the place of delivery and such day is a Business Day (or otherwise on the next succeeding Business Day) if (i) served by personal delivery or by an internationally recognized overnight courier service to the Person for whom it is intended or (ii) delivered by registered or certified mail, return receipt requested or (b) on the date of transmittal if sent by email prior to 5:00 p.m. Eastern Daylight Time on a Business Day (or otherwise on the next succeeding Business Day), provided no “bounce back” or similar message of non-delivery is received with respect thereto; provided, further, that any such notice delivered to Seller or Company pursuant to the foregoing clause (a) shall also be promptly delivered to Seller or Company, as applicable, by transmittal email.  All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

14

CONFIDENTIAL
if to Seller, to:

Algonquin Power & Utilities Corp.
354 Davis Road, Suite 100
Oakville, Ontario
Canada L6J 2X1
Attention: Chief Legal Officer
Email: [Redacted – Personal Information]

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166-0193
Attention: John Gaffney; Daniel S. Alterbaum
Email: jgaffney@gibsondunn.com; dalterbaum@gibsondunn.com

and

Blake, Cassels & Graydon LLP
199 Bay Street
Suite 4000, Commerce Court West
Toronto, Ontario, M5L 1A9
Attention: John Wilkin; Joe Zed
Email: john.wilkin@blakes.com; joe.zed@blakes.com

if to Company, to:

Attention:
Email:

with a copy (which shall not constitute notice) to:

Attention:
Email:

Section 13.4        Interpretation.  When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule, such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement, unless otherwise indicated.  The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  All words used in this Agreement will be construed to be of such gender or number as the circumstances require.  Any capitalized terms used in any Exhibit or Schedule, but not otherwise defined therein, shall have the meaning as defined in this Agreement.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein.  The word “including” and words of similar import, when used in this Agreement, will mean “including, without limitation,” unless otherwise specified.  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement.  The term “or” is not exclusive.  The word “will” shall be construed to have the same meaning and effect as the word “shall”.  References to days mean calendar days unless otherwise specified.  Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all amendments and other modifications thereto.  Unless the context of this Agreement otherwise requires, references to Law shall include all (i) rules and regulations promulgated thereunder and (ii) amendments, modifications, replacements and restatements of any of the foregoing.

15

CONFIDENTIAL
Section 13.5     Entire Agreement.  This Agreement (including the Exhibits hereto), the Purchase Agreement, the other Ancillary Agreements (if any) and the Confidentiality Agreement constitute the entire agreement and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the Parties hereto with respect to the subject matter hereof and thereof.  This Agreement shall be deemed to contain or imply any restriction, covenant, representation, warranty, agreement or undertaking of any Party with respect to the transactions contemplated hereby or thereby other than those expressly set forth herein or therein or in any document required to be delivered hereunder or thereunder, and none shall be deemed to exist or be inferred with respect to the subject matter hereof.  Notwithstanding any oral agreement or course of conduct of the Parties or their Representatives to the contrary, no Party to this Agreement shall be under any legal obligation to enter into or complete the transactions contemplated hereby unless and until this Agreement shall have been executed and delivered by each of the Parties.

Section 13.6       Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties hereto and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 13.7       Governing Law.  This Agreement and any claims or causes of action arising out of or relating to this Agreement, the negotiation, execution or performance of this Agreement or the transactions contemplated hereby (whether in contract, in tort, under statute or otherwise) shall be governed by, and interpreted, construed and enforced in accordance with, the internal Laws of the State of Delaware, including its statutes of limitations, without giving effect to any choice or conflict of Laws rules or provisions (whether of the State of Delaware or any other jurisdiction) that would result in the application of the Laws of any jurisdiction other than the State of Delaware.

16

CONFIDENTIAL
Section 13.8        Submission to Jurisdiction.  Each of the Parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any Party or its successors or assigns against the other Party shall be brought and determined in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court.  Each of the Parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby.  Each of the Parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein.  Each of the Parties further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient.  Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 13.9         Assignment; Successors.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any Party hereto without the prior written consent of the other Parties hereto, and any such assignment without such prior written consent shall be null and void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the Parties hereto and their respective successors and assigns.

Section 13.10       Currency.  All references to “dollars,” “$” or “US$” in this Agreement or any Ancillary Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement and any Ancillary Agreement.

Section 13.11       Severability.  Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 13.12      Waiver of Jury Trial.  EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 13.13    Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

17

CONFIDENTIAL
Section 13.14      Electronic Signature.  This Agreement may be executed electronically (including by means of .pdf or similar graphic reproduction format or by means of digital signature software, e.g., DocuSign or Adobe Sign) and delivered by email or other similar means of electronic transmission, and any electronic signature shall constitute an original for all purposes.

Section 13.15     No Presumption Against Drafting Party.  Each of Company and Seller acknowledges that each Party to this Agreement has been represented by legal counsel in connection with this Agreement and the transactions contemplated by this Agreement.  Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting Party has no application and is expressly waived.

Section 13.16      Non-Solicitation.  During the Term and for a period of one year following the termination or expiration of this Agreement, Company agrees not to, and shall cause their Affiliates not to, directly or indirectly, solicit or hire for employment an employee of Seller; provided that nothing herein shall prevent Company from hiring an employee of Seller (a) whose employment or engagement with Seller has been terminated or (b) through indirect means such as public advertisement (including web-based means), placement firm searches or similar means not directed specifically at a particular individual.

The remainder of this page is intentionally left blank; signature pages follow.

18

CONFIDENTIAL
IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

SELLER

ALGONQUIN POWER & UTILITIES CORP.

By:
Name:
Title:

By:
Name:
Title:

COMPANY:

ALGONQUIN POWER CO.

By:
Name:
Title:

[Signature Page to Transition Services Agreement]

CONFIDENTIAL
Exhibit A

Transitional Services

[Redacted – Commercially Sensitive Information]

Exhibit A-1

Exhibit F

Form of Class B Guaranty

(See attached.)

FORM OF CLASS B GUARANTY

This CLASS B GUARANTY (the “Guaranty”) is made as of [], 202[], by [NAME OF GUARANTOR], a [] (the “Guarantor”), in favor of [NAME OF CLASS A MEMBER], a [] (together with its successors and permitted assigns, the “Beneficiary”).

WHEREAS, the Beneficiary, [NAME OF CLASS B MEMBER], a [] (the “Sponsor Member”) [and [ ]], are parties to that certain Equity Capital Contribution Agreement, dated as of [] (as the same may be amended, amended and restated, supplemented or otherwise modified from time to time, the “ECCA”);

WHEREAS, the Beneficiary and the Sponsor Member are parties to that certain Amended and Restated Limited Liability Company Agreement of [NAME OF TAX EQUITY JV], dated as of [ ]1 (as the same may be amended, amended and restated, supplemented or otherwise modified from time to time, the “LLCA”); and

WHEREAS, the Guarantor holds, directly or indirectly, a substantial financial interest in the Sponsor Member and shall derive substantial benefit from the transactions contemplated by the ECCA, and the LLCA (collectively, the “Guaranteed Agreements”).

NOW, THEREFORE, in consideration of the foregoing premises, the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Guarantor hereby agrees as follows:

SECTION 1.      DEFINITIONS

Section 1.1           Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the LLCA.

Section 1.2          As used in this Guaranty, “Guaranteed Obligations” means, without duplication, and subject to the terms of this Guaranty, (a) all obligations of the Sponsor Member to pay any amounts when and as due under, and in accordance with, Section [include indemnification Section] of the ECCA, as such obligations are limited pursuant to the terms of the ECCA and the LLCA (including, without limitation, [include pre-AQN Closing release Section under the LLCA]) and (b) all obligations of the Sponsor Member to pay any amounts when and as due under, and in accordance with, Section [include indemnification Section] of the LLCA, as such obligations are limited pursuant to the terms of the LLCA (including, without limitation, [include pre-AQN Closing release Section under the LLCA]).

Section 1.3         As used in this Guaranty, “Liability Cap” shall mean an amount equal to [to insert the applicable liability cap as set forth in the applicable amended LLCA]2; provided that enforcement expenses reasonably incurred by the Beneficiary in enforcing the Beneficiary’s rights or the Guarantor’s obligations hereunder as provided in Section 8.3 are expressly excluded from the Liability Cap.

1 Note to Form: To refer to the LLCAs as are contemplated under the SPA to be amended prior to Closing.
2 Note to Form: [Redacted – Commercially Sensitive Information].

SECTION 2.      GUARANTY

Section 2.1           Subject to the terms hereof, Guarantor hereby irrevocably and unconditionally guarantees to the Beneficiary, as primary obligor and not as surety, the punctual and full payment as and when due of the Guaranteed Obligations.

Section 2.2           This Guaranty is a continuing guarantee of payment, and not merely of collection.  In the case of any failure by the Sponsor Member to pay any Guaranteed Obligation when due in accordance with the terms of the applicable Guaranteed Agreement, the Guarantor hereby agrees that, upon receipt of written notice from the Beneficiary of such failure, the Guarantor shall promptly (but in any event within five (5) Business Days of receipt of such written notice) make payment of such Guaranteed Obligations.

Section 2.3           The obligations of the Guarantor contained herein shall remain in full force and effect until terminated in accordance with Section 5 hereof without regard to (a) any change in the time, manner or place of payment of, or in any other term of, any Guaranteed Obligation, or any other amendment or waiver of, or any consent to departure from, any of the terms of any Guaranteed Obligations or any Guaranteed Agreement, (b) any release or amendment or waiver of, or consent to departure from, any other guaranty or credit support document, or any exchange, release or non-perfection of any collateral, security or credit support for the Guaranteed Obligations, or (c) the Sponsor Member’s lack of authorization to enter into any Guaranteed Agreement or the bankruptcy, composition, liquidation, dissolution or similar proceeding with respect to the Sponsor Member.

Section 2.4           The Guarantor hereby unconditionally waives to the extent permitted by law  presentment, notice of dishonor, protest, and notice of acceptance of this Guaranty.  The obligations of the Guarantor under this Guaranty are independent of the Guaranteed Obligations, and an action may be brought and prosecuted against the Guarantor to enforce this Guaranty, irrespective of whether any action is brought against the Class B Equity Investor, or whether the Class B Equity Investor is joined in any such action or actions. Subject to Section 5, the liability of the Guarantor under this Guaranty shall be absolute, unconditional, and irrevocable and shall remain unaffected by:

(a)          any amendment or modification of any Guaranteed Agreement agreed by the parties thereto (other than in connection with any written waiver, settlement, or discharge of the Guaranteed Obligations by the Beneficiary);

(b)          any release, exchange, non-perfection, or invalidity of any direct or indirect security for any of the Guaranteed Obligations;

(c)          any change in the corporate existence (including its constitution, laws, rules, regulations, or powers), structure, or ownership of Sponsor Member or the Guarantor, or any insolvency, bankruptcy, reorganization, or other similar proceeding affecting Sponsor Member or its assets;

2

(d)          the rendering of any judgment against Sponsor Member or any action to enforce the same; or

(e)        any other circumstance, act or omission that may or might in any manner or to any extent vary the risk of the Guarantor or that may or might otherwise operate as a discharge of the Guarantor as a matter of law or equity, other than (i) the indefeasible payment in full of all the Guaranteed Obligations, and (ii) as set forth in Section 5; provided, however, that Guarantor shall not be required to make a payment in respect of any Guaranteed Obligation while the validity and existence of such Guaranteed Obligation is being disputed in good faith by Sponsor Member in accordance with the relevant provisions of the applicable Guaranteed Agreement.

SECTION 3.      GUARANTOR’S REPRESENTATIONS AND WARRANTIES

The Guarantor represents and warrants to the Beneficiary, as of the date hereof, as follows:

Section 3.1          The Guarantor is a duly organized, validly existing and in good stating under the laws of [], and has full power, authority and the legal right to execute, deliver and perform this Guaranty.

Section 3.2          The execution, delivery and performance by the Guarantor of this Guaranty have been duly authorized by all necessary action.  The Guarantor has duly executed and delivered this Guaranty and this Guaranty constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, except as such enforcement may be affected by applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance, and other similar laws affecting creditors’ rights generally.

Section 3.3         Neither the execution and delivery of this Guaranty nor compliance with the terms and provisions hereof shall (a) conflict with, violate, or result in a breach of any of the terms, conditions or provisions of (i) any material law or regulation, or any order, writ, injunction or decree of any court or governmental authority or agency, to which the Guarantor is subject, (ii) the organizational documents of the Guarantor, or (iii) any material bond, debenture, note, mortgage, indenture, agreement, lease or other instrument to which the Guarantor is a party or (b) constitute, with the giving of notice or the passage of time or both, a default under, cause the acceleration of, or create in any party the right to accelerate, terminate, modify or cancel, any such agreement or instrument to which the Guarantor is a party.

Section 3.4          The Guarantor has a substantial [indirect] interest in the Sponsor Member, its investments and the performance of the transactions contemplated under the Guaranteed Agreements.

SECTION 4.      REINSTATEMENT

This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any of the amounts paid to the Beneficiary, in whole or in part, are required to be repaid upon the insolvency, bankruptcy, dissolution, liquidation, or reorganization of the Sponsor Member, or as a result of the appointment of a custodian, intervener, receiver, trustee, or other officer with similar powers with respect to the Sponsor Member, all as if such payments had been due but had not been made and, in such event, subject to the Liability Cap, Guarantor will pay to the Beneficiary an amount equal to any such payment that has been rescinded or repaid and this provision shall survive the termination of this Guaranty.

3

SECTION 5.       TERMINATION

Subject to Section 4, this Guaranty and the Guarantor’s obligations hereunder shall terminate on the earliest of (a) the date on which the Guaranteed Agreements terminate pursuant to their terms; provided that Sponsor Member has no obligations (contingent or otherwise) relating to either Guaranteed Agreement or a breach thereof, (b) the date on which all Guaranteed Obligations have been paid in full, (c) solely with respect any indemnity obligations under the ECCA, the occurrence of the [Flip Date] under the LLCA; provided that this clause (c) shall not apply to any indemnity obligations under the ECCA that relate directly or indirectly to any Tax Benefits or other Tax matters or (d) the date when the Liability Cap has been met and all enforcement costs due or that could be due under Section 8.3 have been paid.  A termination of this Guaranty under this Section 5 shall be without prejudice to any claim properly made against the Guarantor prior to such termination.  In addition, this Guaranty shall be released with respect to any Guaranteed Obligations expressly assumed by a [Transferee][Assignee], or by a guarantor thereof under a replacement guaranty provided under Section [insert replacement guaranty section] of the LLCA in connection with a transfer effected pursuant to and in compliance with Article [insert transfer article] of the LLCA.

SECTION 6.      REMEDIES; SUBROGATION

Section 6.1          Remedies.  In the event the Guarantor shall fail to pay any amounts due under this Guaranty, or to comply with any other term of this Guaranty, the Beneficiary shall be entitled to all rights and remedies to which it may be entitled hereunder or at law, in equity or by statute.

Section 6.2         Subrogation.  The Guarantor shall not exercise any rights that it may acquire by way of subrogation under this Guaranty, by any payment made hereunder or otherwise, until all of the Guaranteed Obligations shall have been paid in full.  If any amount shall be paid to the Guarantor on account of such subrogation rights at any time when all of the Guaranteed Obligations shall not have been paid in full, such amount shall be held in trust for the benefit of the Beneficiary and shall forthwith be paid to the Beneficiary to be credited and applied to such Guaranteed Obligations in accordance with the terms of the applicable Guaranteed Agreement.

SECTION 7.      GOVERNING LAW; ENFORCEMENT

Section 7.1          Governing Law; Jurisdiction.This Guaranty shall be in all respects governed by and construed in accordance with the laws of the State of New York without regard to conflict of law principles (other than Section 5-1401 of the General Obligations Law of the State of New York).  The Guarantor hereby submits to the nonexclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York state court sitting in New York City for the purposes of all legal proceedings arising out of or relating to this Guaranty or the transactions contemplated hereby.  The Guarantor irrevocably waives, to the fullest extent permitted by applicable law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such court has been brought in an inconvenient forum.

4

Section 7.2         [Service of Process.  The Guarantor hereby agrees that service of process in any action or proceeding arising out of or relating to this Guaranty or the transactions contemplated hereby may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the Guarantor at the address referred to in Section 8.2 hereof or at such other address of which the Beneficiary shall have been notified pursuant thereto.  Further, the Guarantor (i) hereby appoints [NAME OF PROCESS AGENT] (the “Process Agent”), with an office on the date hereof at [ADDRESS], as its agent to receive on its behalf, service of copies of the summons and complaint and any other process which may be served in any such action or proceeding; (ii) agrees that such service may be made by mailing or delivering a copy of such process to the Guarantor in care of the Process Agent at the Process Agent’s address above; (iii) hereby authorizes and directs the Process Agent to receive such service on its behalf; (iv) agrees to provide prompt written notice to Beneficiary of any change in the address of such Process Agent and of the appointment of any substitute agent for purposes of this Section 7.2; and (v) agrees that, if for any reason the Process Agent shall cease to act as such for the Guarantor, the Guarantor shall promptly designate a new agent in New York City for the purposes of this Section 7.2.  Nothing herein shall affect the right to effect service of process in any other manner permitted by law.]3

Section 7.3          Waiver of Trial by Jury.  THE GUARANTOR AND THE BENEFICIARY EACH HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY, IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS GUARANTY, OR THE SUBJECT MATTER HEREOF OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).

Section 7.4          [Judgment Currency.  All payments by Guarantor hereunder shall be paid in United States dollars.  The obligation of Guarantor hereunder to make payments in any currency of payment and account shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into any other currency except to the extent to which such tender or recovery shall result in the effective receipt by the Beneficiary of the full amount of such currency of payment and account so payable and accordingly the obligation of Guarantor shall be enforceable as an alternative or additional cause of action for the purpose of recovery in the other currency of the amount (if any) by which such effective receipt shall fall short of the full amount of such currency of payment and account so payable and shall not be affected by any judgment being obtained for any other sums due hereunder.]4

SECTION 8.      MISCELLANEOUS

3 Note to Draft: To be included if the Guarantor is not a US entity and, in such a case, this Guaranty is also subject to further applicable modifications.
4 Note to Draft: To be included if the Guarantor is not a US entity.

5

Section 8.1          Amendments and Waivers.  No failure or delay on the part of the Beneficiary in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise of any other right, power or privilege.  No term, covenant, agreement or condition of this Guaranty may be terminated, amended or compliance therewith waived (either generally or in a particular instance, retroactively or prospectively) except by an instrument or instruments in writing executed by the Guarantor and the Beneficiary.

Section 8.2         Notices.  Unless otherwise expressly specified or permitted by the terms hereof, all communications and notices provided for herein shall be in writing or by a telecommunications device capable of creating a written record, and any such notice shall become effective (a) upon personal delivery thereof, including, without limitation, by overnight mail or courier service, (b) in the case of notice by mail, certified or registered, postage prepaid, return receipt requested, upon receipt thereof, or (c) in the case of notice by such a telecommunications device, upon transmission thereof, provided such transmission is promptly confirmed by either of the methods set forth in clauses (a) or (b) above, in each case addressed to the Guarantor or the Beneficiary at its address set forth below or at such other address as such party may from time to time designate by written notice.

If to the Guarantor:

[NAME OF GUARANTOR]
Attn:	[]
Phone:	[]
Fax:	[]
Email:	[]

with a copy to:

[]
Attn:	[]
Phone:	[]
Fax:	[]
Email:	[]

If to the Beneficiary:

[NAME OF BENEFICIARY]
354 Davis Road, Suite 100
Oakville, Ontario
Canada L6J 2X1
Attention: Chief Legal Officer
Email: [Redacted – Personal Information]

with a copy to:

6

To any address provided for such party
from time to time in the applicable Guaranteed Agreement

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166-0193
Attention: John Gaffney; Daniel S. Alterbaum
Email: jgaffney@gibsondunn.com; dalterbaum@gibsondunn.com

and

Blake, Cassels & Graydon LLP
199 Bay Street
Suite 4000, Commerce Court West
Toronto, Ontario, M5L 1A9
Attention: John Wilkin; Joe Zed
Email: john.wilkin@blakes.com; joe.zed@blakes.com

Section 8.3          Expenses and Taxes.  Any contrary provision of this Guaranty notwithstanding, the Guarantor shall pay all expenses reasonably incurred by the Beneficiary in enforcing the Beneficiary’s rights or the Guarantor’s obligations hereunder; provided, however, that no such payment of expenses shall be required if it is determined that no payment is due under the Guaranty.  All payments made under this Guaranty shall be made together with such additional amounts, if any, as may be necessary to ensure that, after withholdings or deductions as the Guarantor may be required by law to make, the amount received by the Beneficiary from the Guarantor will be the same amount as would have been received had such amount been duly paid by the Sponsor Member in accordance with the applicable Guaranteed Agreement.

Section 8.4          Severability.  Any provision of this Guaranty that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

Section 8.5          Beneficiaries.  Neither this Guaranty nor any remedy arising hereunder is intended for the benefit of, or is enforceable by, any person other than the Beneficiary and each of its successors and permitted assigns.

Section 8.6          Headings.  The headings of the sections of this Guaranty are inserted for purposes of convenience only and shall not be construed to affect the meaning or construction of any of the provisions hereof.

Section 8.7           Effectiveness of Guaranty.  This Guaranty shall be effective as of the date first written above when it shall have been executed by the Guarantor and delivered to the Beneficiary.

7

Section 8.8          Successors and Assigns.  This Guaranty shall be binding upon the Guarantor and its successors and permitted assigns, provided that the Guarantor may not make an assignment or other transfer of this Guaranty by operation of law or otherwise unless it has first obtained the prior written consent of the Beneficiary to such assignment or other transfer.  The Beneficiary may assign its rights hereunder in whole or in part to any person to whom it has assigned (in whole or in part, as applicable) its rights under any Guaranteed Agreement without the necessity of first obtaining the consent of the Guarantor.

Section 8.9        Counterparts.  This Guaranty may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered (including, without limitation, by facsimile or portable document format (“pdf”)) shall be an original, but all such counterparts shall together constitute but one and the same instrument.

Section 8.10        Entire Agreement.  This Guaranty constitutes the entire agreement among the Guarantor and the Beneficiary with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between such Persons relating to the subject matter hereof.

[Remainder of Page Intentionally Left Blank]

8

IN WITNESS WHEREOF, the Guarantor has caused this Guaranty to be duly executed and delivered by its officer thereunto duly authorized.

[NAME OF GUARANTOR],
as Guarantor

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Class B Guaranty ([Name of Project])]

Exhibit G

[Reserved]

(See attached.)

Exhibit H

Form of Amendments to Limited Liability Company Agreements

(See attached.)

CONSENT AND AMENDMENT TO SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

This CONSENT AND AMENDMENT TO SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “Consent and Amendment”) is entered into as of [●], 202[], by and between Altavista Solar Investco 2, LLC, a Delaware limited liability company (the “Class B Equity Investor”), and Liberty Utilities (America) Holdings LLC, a Delaware limited liability company (the “Class A Equity Investor”).  The Class B Equity Investor and the Class A Equity Investor are each sometimes referred to herein individually as a “Party” and together as the “Parties.”

RECITALS

A.          WHEREAS, the Class A Equity Investor made its initial investment in respect of the Company on October 21, 2020;

B.          WHEREAS, as of the date hereof, the Parties are party to that certain Second Amended and Restated Limited Liability Company Agreement of Altavista Solar Subco, LLC (the “Company”), dated as of [], 2024 (as may be amended, amended and restated, modified or supplemented from time to time, the “LLCA”), by and between the Class A Equity Investor as the Class A Member and the Class B Equity Investor as the Class B Member;

C.          WHEREAS, the Members wish to reorganize the capital structure of the Company by (i) the Class B Equity Investor making a Capital Contribution to the Company in the amount of $63,759,000 (the “Special Capital Contribution”), (ii) the Company issuing to the Class B Equity Investor [ ]1 additional Class B Units in exchange for the Special Capital Contribution (the “Special Contribution Class B Units”) and (iii) the Company distributing an amount equal to the Special Capital Contribution to the Class A Equity Investor (the “Special Distribution”);

D.          WHEREAS, Section 6.2(b)(xviii) of the LLCA requires the Consent of the Supermajority of the Class A Members and the Consent of the Class B Members to issue or permit the issuance of any additional membership interests in the Company;

E.          WHEREAS, the Members intend for the Special Capital Contribution and Special Distribution to be respected as a separate contribution made by the Class B Equity Investor to the Company and separate distribution to the Class A Equity Investor made by the Company;

F.           WHEREAS, in connection with the Special Capital Contribution and the Special Distribution, the Members wish to make certain amendments to the Members’ entitlements to distributions of Available Cash Flow in the LLCA;

G.          WHEREAS, pursuant to Section 13.7 of the LLCA, the consent of the Members is required to amend the LLCA; and

1 Note to Draft: Number of Special Contribution Class B Units to be determined based on Fair Market Value as of the Effective Date.

H.         WHEREAS, the Class A Equity Investor and the Class B Equity Investor have agreed to (a) provide consent to (i) the Special Capital Contribution and the Special Distribution and (ii) the Company’s issuance of the Special Contribution Class B Units, and (b) amend the LLCA, in each case as of the Effective Date and as set forth herein on the terms and conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual promises set forth below and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties, intending to be legally bound, mutually agree as follows:

Section 1.            Definitions. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the LLCA.

Section 2.            Consents and Agreements.

(a)         Effective as of the Effective Date, each Party hereby consents to (i) the Class B Equity Investor making the Special Capital Contribution to the Company and the Company making the Special Distribution to the Class A Equity Investor, which shall be effectuated by two separate transactions: first, the Class B Equity Investor contributing the Special Capital Contribution directly to the Company and, thereafter upon receipt, notwithstanding anything in the LLCA to the contrary, the Company distributing the Special Distribution to the Class A Equity Investor, and (ii) the Company issuing the Special Contribution Class B Units to the Class B Equity Investor.

(b)         Effective as of the Effective Date, upon the making of the Special Capital Contribution, the Special Distribution and the issuance of the Special Contribution Class B Units, the Manager shall update the Register accordingly and each Party hereby agrees that Exhibit B to the LLCA shall be updated with effect from and after the Effective Date in the form attached hereto as Exhibit A.

(c)         The Special Contribution Class B Units shall be represented by a membership certificate substantially in the form attached as Exhibit C to the LLCA (the “Special Contribution Class B Membership Certificate”), which shall be delivered to the Class B Equity Investor upon its making of the Special Capital Contribution.

Section 3.           Tax Treatment. Unless otherwise required pursuant to a “determination” (as defined in Section 1313(a)(1)), the Parties shall treat and report, and shall cause their respective Affiliates to treat and report, (i) the Special Capital Contribution in exchange for additional Class B Units as a contribution governed by Section 721 of the Code and (ii) the Special Distribution as governed by Section 731 of the Code.

Section 4.            Amendments to the LLCA. Effective as of the Effective Date, the Parties agree that the LLCA shall be amended as follows:

(a)          Section 5.1(a)(ii) of the LLCA is hereby amended and restated in its entirety as follows:

2

“(ii) second, from and after [], 202[]2 until the Flip Date, twenty percent (20%) to the Class A Members, pro rata in accordance with their Class A Units, and eighty percent (80%) to the Class B Members, pro rata in accordance with their Class B Units; and”

Section 5.          Effectiveness. The consents, agreements and amendments set forth in Section 2 and Section 4 of this Consent and Amendment shall be effective as of the first date upon which all of the following conditions have been satisfied (which may occur concurrently with the execution and effectiveness of this Consent) (the “Effective Date”):

(a)          the delivery to each Party of a true and correct counterpart of this Consent and Amendment duly executed by each Party;

(b)          the Company’s receipt of the Special Capital Contribution and the Company distributing the Special Distribution to the Class A Equity Investor; and

(c)         the Class B Equity Investor’s receipt of the Special Contribution Class B Membership Certificate.

Section 6.            Miscellaneous.

(a)        Limited Effect. This Consent and Amendment and the consents and amendments provided herein are limited in effect and shall apply only as expressly set forth in this Consent and Amendment and, except as expressly set forth above, shall not constitute a consent, waiver, modification, approval or amendment of any other provision of the LLCA (including the schedules and exhibits thereto) or any other Investment Document. This Consent and Amendment shall be binding upon and shall inure to the benefit of the Class A Equity Investor, the Class B Equity Investor and their respective successors, transferees and permitted assigns.

(b)        Governing Law. This Consent and Agreement shall be construed, interpreted and enforced in accordance with the internal laws and decisions of the State of Delaware without giving effect to any choice of law or conflict of law rules or provisions of any other state or jurisdiction that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(c)         Severability. Any provision of this Consent and Amendment which is invalid, illegal, or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality, or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Consent and Amendment invalid, illegal, or unenforceable in any other jurisdiction. If any such provision of this Consent and Amendment is so declared invalid, the Parties shall promptly negotiate in good faith new provisions to eliminate such invalidity and to restore this Consent and Amendment as near as possible to its original intent and effect (including economic effect).

2Note to Draft: Insert Effective Date.

3

(d)         Headings. The headings of Sections in this Consent and Amendment are provided for convenience only and will not affect its construction or interpretation.

(e)        Incorporation by Reference. Sections 1.2 (Other Definitional Provisions), 5.3 (Withholding), 13.2 (Notices), 13.9 (Further Assurances), 13.10 (Jurisdiction), and 13.12 (Waiver of Jury Trial) of the LLCA hereby are incorporated by reference as if fully set forth in this Consent and Amendment mutatis mutandis.

(f)          Counterparts; Delivery. This Consent and Amendment may be executed by facsimile or electronic signature in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Consent and Amendment may be delivered by the email exchange of executed signature pages.

(g)         Investment Documents. This Consent and Amendment shall for all purposes be considered an “Investment Document” under the LLCA and each other Investment Document.

(h)         Reference to the LLCA.  On and after the Effective Date, each reference in the LLCA to “this Agreement”, “hereunder”, “hereof”, “herein” and words of like import referring to the LLCA, and each reference in the other Investment Documents to the “LLCA,” “thereunder,” “thereof,” “therein” and words of like import referring to the LLCA shall mean and be a reference to the LLCA as amended by this Consent and Amendment.

[signature page follows]

4

IN WITNESS WHEREOF, the Parties have executed this Consent and Amendment as of the date first written above.

CLASS A EQUITY INVESTOR:

LIBERTY UTILITIES (AMERICA) HOLDINGS LLC

Name:
Title:

Name:
Title:

CLASS B EQUITY INVESTOR:

ALTAVISTA SOLAR INVESTCO 2, LLC

By: Altavista Solar Investco 1, LLC,
its Sole Member

By: Altavista Solar SponsorCo, LLC,
its Sole Member

By: Algonquin Power Co.,
its Administrator

Name:
Title:

Name:
Title:

[Signature Page to Consent and Amendment to Second Amended and Restated Limited Liability Company Agreement (Altavista)]

Exhibit A

EXHIBIT B

[Redacted – Commercially Sensitive Information – Capital Contributions]

CONSENT AND AMENDMENT TO SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

This CONSENT AND AMENDMENT TO SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “Consent and Amendment”) is entered into as of [●], 202[], by and between Algonquin Power (NY Solar) LLC, a Delaware limited liability company (the “Algonquin Member”), and Liberty Utilities (America) Holdco Inc., a Delaware corporation (the “Liberty Member”).  The Algonquin Member and the Liberty Member are each sometimes referred to herein individually as a “Party” and together as the “Parties.”

RECITALS

A.          WHEREAS, the Liberty Member made its initial investment in respect of the Company on March 24, 2021;

B.          WHEREAS, as of the date hereof, the Parties are party to that certain Second Amended and Restated Limited Liability Company Agreement of Algonquin Power (NY Solar) Holdings LLC (the “Company”), dated as of [], 2024 (as may be amended, amended and restated, modified or supplemented from time to time, the “LLCA”), by and between the Liberty Member as the Class A Member and the Algonquin Member as the Class B Member;

C.          WHEREAS, the Members wish to reorganize the capital structure of the Company by (i) the Algonquin Member making a Capital Contribution to the Company in the amount of $19,882,000 (the “Special Capital Contribution”), (ii) the Company issuing to the Algonquin Member [ ]1 additional Class B Units in exchange for the Special Capital Contribution (the “Special Contribution Class B Units”) and (iii) the Company distributing an amount equal to the Special Capital Contribution to the Liberty Member (the “Special Distribution”);

D.        WHEREAS, Section 6.03(m) of the LLCA requires the prior written consent of the Members holding the Required Voting Percentage to issue any Membership Interest, except for the issuance of additional Units pursuant to Section 3.04 of the LLCA, and Section 3.04 of the LLCA provides that additional Membership Interests may be created with the prior written consent of a Supermajority of all Members;

E.          WHEREAS, the Members intend for the Special Capital Contribution and Special Distribution to be respected as a separate contribution made by the Algonquin Member to the Company and separate distribution to the Liberty Member made by the Company;

F.           WHEREAS, in connection with the Special Capital Contribution and the Special Distribution, the Members wish to make certain amendments to the Members’ entitlements to distributions of Available Cash Flow in the LLCA;

1 Note to Draft: Number of Special Contribution Class B Units to be determined based on Fair Market Value as of the Effective Date.

G.          WHEREAS, pursuant to Section 14.01 of the LLCA, the consent of the Members is required to amend the LLCA; and

H.          WHEREAS, the Liberty Member and the Algonquin Member have agreed to (a) provide consent to the (i) Special Capital Contribution and the Special Distribution and (ii) the Company’s issuance of the Special Contribution Class B Units, and (b) amend the LLCA, in each case as of the Effective Date and as set forth herein on the terms and conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual promises set forth below and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties, intending to be legally bound, mutually agree as follows:

Section 1.            Definitions.  Capitalized terms used and not defined herein shall have the meanings ascribed to them in the LLCA.

Section 2.            Consents and Agreements.

(a)         Effective as of the Effective Date, each Party hereby consents to (i) the Algonquin Member making the Special Capital Contribution to the Company and the Company making the Special Distribution to the Liberty Member, which shall be effectuated by two separate transactions: first, the Algonquin Member contributing the Special Capital Contribution directly to the Company and, thereafter upon receipt, notwithstanding anything in the LLCA to the contrary, the Company distributing the Special Distribution to the Liberty Member, and (ii) the Company issuing the Special Contribution Class B Units to the Class B Equity Investor.

(b)         Effective as of the Effective Date, upon the making of the Special Capital Contribution, the Special Distribution and the issuance of the Special Contribution Class B Units, the Managing Member shall update the Register accordingly and each Party hereby agrees that Exhibit A to the LLCA shall be updated with effect from and after the Effective Date in the form attached hereto as Exhibit A.

(c)         The Special Contribution Class B Units shall be represented by a membership certificate substantially in the form attached as Exhibit C to the LLCA (the “Special Contribution Class B Membership Certificate”), which shall be delivered to the Algonquin Member upon its making of the Special Capital Contribution, and the Parties agree that the Special Contribution Class B Units are Class B Units for all purposes, including with respect to the allocation of items of income, gain, loss, deduction or credit applicable thereto.

Section 3.            Tax Treatment.  Unless otherwise required pursuant to a “determination” (as defined in Section 1313(a)(1)), the Parties shall treat and report, and shall cause their respective Affiliates to treat and report, (i) the Special Capital Contribution in exchange for additional Class B Units as a contribution governed by Section 721 of the Code and (ii) the Special Distribution as governed by Section 731 of the Code.

Section 4.            Amendments to the LLCA.  Effective as of the Effective Date, the Parties agree that the LLCA shall be amended as follows:

2

(a)          Section 5.02(a)(ii) of the LLCA is hereby amended and restated in its entirety as follows:

“(ii) Second, for each Project, from and after the Step-Down Date until the Project Flip Date, twenty percent (20%) to the Class A Members in accordance with their Pro Rata Shares, and eighty percent (80%) to the Class B Members in accordance with their Pro Rata Shares; and”

Section 5.           Effectiveness.  The consents, agreements and amendments set forth in Section 2 and Section 4 of this Consent and Amendment shall be effective as of the first date upon which all of the following conditions have been satisfied (which may occur concurrently with the execution and effectiveness of this Consent) (the “Effective Date”):

(a)          the delivery to each Party of a true and correct counterpart of this Consent and Amendment duly executed by each Party;

(b)          the Company’s receipt of the Special Capital Contribution and the Company distributing the Special Distribution to the Liberty Member;

(c)          the Algonquin Member’s receipt of the Special Contribution Class B Membership Certificate.

Section 6.            Miscellaneous.

(a)        Limited Effect.  This Consent and Amendment and the consents and amendments provided herein are limited in effect and shall apply only as expressly set forth in this Consent and Amendment and, except as expressly set forth above, shall not constitute a consent, waiver, modification, approval or amendment of any other provision of the LLCA (including the schedules and exhibits thereto) or any other Investment Document.  This Consent and Amendment shall be binding upon and shall inure to the benefit of the Liberty Member, the Algonquin Member and their respective successors, transferees and permitted assigns.

(b)        Governing Law.  This Consent and Agreement shall be construed, interpreted and enforced in accordance with the internal laws and decisions of the State of Delaware without giving effect to any choice of law or conflict of law rules or provisions of any other state or jurisdiction that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(c)        Severability.  Any provision of this Consent and Amendment which is invalid, illegal, or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality, or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Consent and Amendment invalid, illegal, or unenforceable in any other jurisdiction.  If any such provision of this Consent and Amendment is so declared invalid, the Parties shall promptly negotiate in good faith new provisions to eliminate such invalidity and to restore this Consent and Amendment as near as possible to its original intent and effect (including economic effect).

(d)         Headings.  The headings of Sections in this Consent and Amendment are provided for convenience only and will not affect its construction or interpretation.

3

(e)         Incorporation by Reference.  Sections 1.2 (Other Definitional Provisions), 5.3 (Withholding), 13.2 (Notices), 13.9 (Further Assurances), 13.10 (Jurisdiction), and 13.12 (Waiver of Jury Trial) of the LLCA hereby are incorporated by reference as if fully set forth in this Consent and Amendment mutatis mutandis.

(f)          Counterparts; Delivery.  This Consent and Amendment may be executed by facsimile or electronic signature in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  This Consent and Amendment may be delivered by the email exchange of executed signature pages.

(g)         Investment Documents.  This Consent and Amendment shall for all purposes be considered an “Investment Document” under the LLCA and each other Investment Document.

(h)         Reference to the LLCA.  On and after the Effective Date, each reference in the LLCA to “this Agreement”, “hereunder”, “hereof”, “herein” and words of like import referring to the LLCA, and each reference in the other Investment Documents to the “LLCA,” “thereunder,” “thereof,” “therein” and words of like import referring to the LLCA shall mean and be a reference to the LLCA as amended by this Consent and Amendment.

[signature page follows]

4

IN WITNESS WHEREOF, the Parties have executed this Consent and Amendment as of the date first written above.

LIBERTY MEMBER:

LIBERTY UTILITIES (AMERICA) HOLDCO INC.

Name:
Title:

Name:
Title:

ALGONQUIN MEMBER:

ALGONQUIN POWER (NY SOLAR) LLC

Name:
Title:

Name:
Title:

[Signature Page to Consent and Amendment to Second Amended and Restated Limited Liability Company Agreement (Dimension)]

Exhibit A

EXHIBIT A

[Redacted – Commerically Sensitive Information – Capital Contributions]

Exhibit I

Form of Bill of Sale or Assignment and Assumption Agreement

(See attached.)

BILL OF SALE AND ASSIGNMENT AND ASSUMPTION AGREEMENT

THIS BILL OF SALE AND ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Agreement”), dated as of [__________], 202[] (the “Effective Date”), is made and entered into by and between Liberty Utilities (America) HoldCo Inc., a Delaware limited liability company (“Assignor”), and Algonquin Power (Maverick Creek Holdings) Inc., a Delaware corporation (“Assignee”).  Assignor and Assignee are referred to herein, collectively, as the “Parties” and each, individually, as a “Party.”

RECITALS

WHEREAS, Assignor and Assignee are parties to that certain Amended and Restated Limited Liability Company Agreement of Algonquin Power (Maverick Creek Wind) Holdings LLC, a Delaware limited liability company (the “Company”), dated as of November 1, 2020 (as may be amended, amended and restated, supplemented or otherwise modified from time to time prior to the date hereof, the “LLCA”);

WHEREAS, Assignor directly owns one hundred percent (100%) of the Class A Units in the Company, which Class A Units represent Assignor’s entire interest in the Company (the “Assigned Interests”);

WHEREAS, subsequent to the transactions contemplated by this Agreement, the Assignee will own 100% of the equity interests, including the Assigned Interests, in the Company; and

WHEREAS, Assignor desires to sell, transfer, assign, convey and deliver to Assignee, and Assignee desires to purchase, accept and assume from Assignor, all of the rights, duties, and obligations of Assignor with respect to the Assigned Interest as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Section 1.01        Defined Terms.  Capitalized terms used herein and not defined herein shall have the meanings assigned to them in the LLCA.

Section 1.02        Assignment and Assumption of the Assigned Interests.

(a)          Assignor hereby irrevocably sells, transfers, assigns, conveys and delivers to Assignee all of Assignor’s right, title and interest in and to the Assigned Interest, free and clear of all Encumbrances, other than restrictions under applicable securities Laws and restrictions on transfer under the LLCA.  On the Effective Date, Assignee has paid an amount equal to $[ ]1 by wire transfer of immediately available funds to the account or accounts as is specified in writing by Assignor to Assignee as the purchase price for the Assigned Interest.

1 Note to Draft: Amount to be filled in by Assignee and Assignor upon execution.

(b)        Assignee hereby irrevocably purchases, accepts and assumes the Assigned Interest and from the date hereof agrees to perform and be bound by all the terms, conditions and covenants of and assumes the duties and obligations of Assignor with respect to the Assigned Interests.  On the Effective Date, Assignor has ceased to be a Member and the business of the Company shall continue without dissolution.

Section 1.02        Representations and Warranties of Assignor and Assignee. Each of Assignor and Assignee hereby represents and warrants to the other that it (i) is duly organized and validly existing under the laws of its jurisdiction of organization or incorporation, (ii) has full power and authority to execute, deliver and perform its obligations under this Agreement, and (iii) is a “United States person” (as defined in Section 7701(a)(30) of the Code). Assignor will provide a properly completed and duly executed IRS Form W-9 to the Assignee in advance of the purchase contemplated by this Agreement.

Section 1.04        Waiver and Release.

(a)         Assignor (on its own behalf and on behalf of the its direct and indirect parent and subsidiary companies, partners and other Affiliates, and their respective Affiliates, directors, officers, members, employees, shareholders, representatives, controlling Persons, contractors and agents, and each of their respective successors and permitted assigns (the “Assignor Parties”) and Assignee (on its own behalf and on behalf of the its parent or subsidiary companies, partners and other Affiliates, and their respective directors, officers, members, employees, shareholders, controlling Persons, contractors and agents, and each of their respective successors and permitted assigns (the “Assignee Parties”) acknowledge and agree that, to the fullest extent permitted under applicable Law, any and all manner of rights, demands, claims, complaints, actions, promises, agreements, controversies, penalties, causes of action (including the right to seek contribution, cost recovery, damages or any other recourse or remedy), suits, proceedings, losses, costs, fees, expenses and liabilities of every kind and nature (including claims for compensatory damages, special damages, consequential damages, restitution, punitive damages, contempt, sanctions, penalties, indemnification, injunctive relief, declaratory relief, interest on any amount or otherwise) that Assignee or any Assignee Party on the one hand, and Assignor or any Assignor Party on the other hand, had, may have had, has, may have or may in the future obtain against any Assignor Party or Assignee Party, respectively, relating to Assignor or any Assignor Party on the one hand, and Assignee or any Assignee Party, on the other hand, and in each case arising under or relating to the LLCA or any other Investment Document and all related agreements or any acts, omissions, agreements, or events relating in any manner to the Investment Documents and all related agreements, whether known or unknown, foreseen or unforeseen, contingent, potential or actual, liquidated or unliquidated, or suspected or unsuspected, whether arising in law or in equity, are hereby forever fully, unconditionally and irrevocably forever waived, released, canceled and discharged.  Each Assignee Party to whom this Section 1.04 applies shall be a third party beneficiary of this Section 1.04.

(b)        For the avoidance of doubt, each Party (on behalf of itself and the Company) hereby waives any and all restrictions on the transfer of the Acquired Interests or other requirements applicable to such transfer under the LLCA, in each case, as they would apply to the transactions contemplated by this Agreement.

2

Section 1.05        Successors and Assigns.  This Agreement shall bind and inure to the benefit of the Parties and their respective successors and legal representatives and permitted assigns.  No Party shall assign its rights and obligations under this Agreement without the prior written consent of the other Parties, and any such assignment contrary to the terms hereof shall be null and void and of no force and effect.

Section 1.06       Entire Agreement. This Agreement (including the schedule hereto) and the Purchase Agreement constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

Section 1.07        Further Assurances.  Each Party hereto agrees to take such further actions as may be reasonably necessary to effect the assignment obligations contemplated by this Agreement.

Section 1.08        Counterparts.  This Agreement may be executed in counterparts, each of which shall be an original, but each of which, when taken together, shall constitute one and the same instrument.  Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Section 1.09        Governing Law.  THIS AGREEMENT SHALL BE DEEMED MADE AND PREPARED AND SHALL BE CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS THEREOF THAT MAY REQUIRE THE APPLICATION OF THE LAW OF ANOTHER JURISDICTION.

[SIGNATURE PAGE FOLLOWS]

3

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the Effective Date set forth above.

ASSIGNOR:

LIBERTY UTILITIES (AMERICA) HOLDCO INC.

By:
Name:
Title:

ASSIGNEE:

ALGONQUIN POWER (MAVERICK CREEK HOLDINGS) INC.

By:
Name:
Title:

[Signature Page to Bill of Sale and Assignment and Assumption Agreement]

Exhibit J

Form of Earnout Agreement

(See attached.)

EARNOUT AGREEMENT

by and between

ALGONQUIN POWER & UTILITIES CORP.,

as Seller, and

ALTIUS RENEWABLES, ULC

as Buyer

dated as of [●]

EXHIBITS

Exhibit A	Illustrative Earnout Payment Calculation

Exhibit B	Debt Component

Exhibit C	Overhead Component

Exhibit D	Illustrative Monthly Weighted Average MW Out-of-Service Calculation

2

EARNOUT AGREEMENT

THIS EARNOUT AGREEMENT, dated as of [•] (this “Agreement”), by and among Algonquin Power & Utilities Corp., a corporation existing under the laws of Canada (“Seller”) and Altius Renewables, ULC, an unlimited liability corporation incorporated under the laws of Alberta (“Buyer”).

WHEREAS, Seller and Buyer entered into that certain Securities Purchase Agreement, dated as of August 9, 2024 (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Purchase Agreement”);

WHEREAS, the Purchase Agreement provides for, among other things, the purchase by Buyer and the sale by Seller of all of the issued and outstanding units of Algonquin Power Co., a trust existing under the laws of Ontario (the “Company”, and such units, the “Purchased Interests”), in exchange for certain consideration payable at the closing of the sale and purchase of the Purchased Interests (the “Closing”), on the terms and subject to the conditions set forth therein;

[Redacted - Commercially Sensitive Information – Projects Subject to Earnout]

WHEREAS, the parties  wish to enter this Agreement pursuant to which certain additional consideration may be payable to Seller following the Closing in respect of the sale of the Purchased Interests to Buyer, upon the terms and subject to the conditions set forth herein.

3

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFINITIONS
Section 1.1          Defined Terms.

(a)         Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Purchase Agreement.  For all purposes of this Agreement, the following terms shall have the following respective meanings:

“Annual Period” means a calendar year; provided that (i) the first Annual Period shall commence on the Commencement Date and end on December 31 of the calendar year in which the Commencement Date occurred and (ii) the last Annual Period shall terminate on the earlier to occur of (a) the date on which the aggregate Earnout Payments to Seller equal the Earnout Threshold and (b) the Earnout Outside Date.

“APUC Aggregate Sharing Percentage” means, in respect of all Earnout Parties in the aggregate, the sum, across all Earnout Parties, of (i) the APUC Sharing Percentage for an Earnout Party, calculated in accordance with the definition of “APUC Sharing Percentage” multiplied by (ii) a fraction, the numerator of which is the then-applicable Contribution Percentage of such Earnout Party and the denominator of which is the sum of the then-applicable Contribution Percentages of all Earnout Parties.

“APUC Earnout Credit Amount” means, for a Tracking Date in respect of an Annual Period, the greater of (i) (A) the product of (1) the difference of (x) the balance in the Cumulative Cash Tracking Account after giving effect to the credits or debits made to such account on such Tracking Date minus (y) the Reserve Maximum multiplied by (2) the APUC Aggregate Sharing Percentage as of such Tracking Date minus (B) the balance immediately prior to such Tracking Date credited to the APUC Tracking Account and (ii) zero; provided, in the case of the foregoing clause (B), that to the extent any portion of any Earnout Payment due pursuant to Section 2.1(g) has not been paid to Seller, then the amount for purposes of the foregoing clause (B) shall be deemed to be reduced by such unpaid portion.

4

“APUC Sharing Percentage” means [Redacted - Commercially Sensitive Information - Projects Subject to Earnout].

“Available Cash” means, for each Annual Period, an amount equal to [Redacted - Commercially Sensitive Information - Projects Subject to Earnout].

5

provided, that in no event shall Available Cash include the proceeds of (x) the sale of all or a portion of any equity securities of an Earnout Party (or an entity in which such Earnout Party directly or indirectly owns an interest), except, solely in respect of [Redacted – Commercially Sensitive Information – Projects Subject to Earnout], to the extent of any [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] Specified Proceeds from such sale proceeds, (y) the incurrence of indebtedness by an Earnout Party (or an entity in which such Earnout Party directly or indirectly owns an interest), except, solely in respect of [Redacted – Commercially Sensitive Information – Projects Subject to Earnout], to the extent of any [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] Specified Proceeds from the proceeds of any Senior Secured Indebtedness or (z) any proceeds from an Exit Event.  For the avoidance of doubt, any proceeds from any sale of assets with respect to any Project (other than a [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] Project or in respect of an Exit Event) shall be included in Available Cash.

“Commencement Date” means the earlier to occur of the Locked Box Date and the Closing Date.

6

“Contribution Percentage” means, as of the date hereof, [Redacted – Commercially Sensitive Information – Projects Subject to Earnout].  Upon a [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] Project Exit, the [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] Contribution Percentage shall be reduced by the [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] Contribution Percentage of the applicable [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] Project, and the Contribution Percentage of each other Earnout Party shall be adjusted pro rata to give effect to such reduction.

[Redacted - Commercially Sensitive Information - Projects Subject to Earnout]

“Debt Component” means, for each Annual Period, an aggregate amount equal to the amount set forth on Exhibit B with respect to such Annual Period, as such amount may be reduced in connection with an Exit Event or a [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] Project Exit pursuant to Section 2.2.

“Earnout Outside Date” means the 14th anniversary of the Commencement Date.

“Earnout Party Parent” means Algonquin Power (America) Inc. and its successors.

“Earnout Period” means the period beginning on the Commencement Date and ending on the earlier to occur of (i) the date on which the aggregate Earnout Payments to Seller equal the Earnout Threshold and (ii) the Earnout Outside Date.

“Earnout Threshold” means $220,000,000, as may be reduced in connection with an Exit Event or a [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] Project Exit pursuant to Section 2.2.

[Redacted - Commercially Sensitive Information - Projects Subject to Earnout]

“Enforceability Exceptions” means: (i) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to or affecting the enforcement of creditors’ rights generally; and (ii) any legal principles of general applicability governing the availability of equitable remedies (whether considered in a proceeding in equity or at law or under applicable legal codes).

7

“Fair Market Value” means, with respect to Seller’s interest in Available Cash associated with any Exit Event, the price at which such interest would change hands between a willing buyer and a willing seller that are not affiliated parties, neither being under any compulsion to buy or to sell, and both having knowledge of the relevant facts.

“Independent Appraiser” means Alvarez & Marsal or, if Alvarez & Marsal is unable or unwilling to act as Independent Appraiser, another nationally recognized independent valuation firm selected in good faith by Buyer with experience valuing entities and assets similar to the Project Companies and the Projects.

“LC Component” means, for each Annual Period, (i) prior to the Closing Date, [Redacted - Commercially Sensitive Information - Projects Subject to Earnout], and (ii) on and after the Closing Date, the actual cost of maintaining any letters of credit or other credit support during the Earnout Period required to be posted for the obligations of the applicable Earnout Party and/or its Project(s) as well as repaying any draws thereon.

[Redacted  - Commercially Sensitive Information  - Projects Subject to Earnout]

“Monthly Weighted Average MW Out-of-Service” means, in respect of a Project for any calendar month during which any Repowering occurs, the aggregate amount of megawatts, weighted by the day during which a service outage occurs, that are out of service as a result of such Repowering.  An illustrative example of the Monthly Weighted Average MW Out-of-Service of a Project is attached hereto as Exhibit D.

“Operating Expenses” means, all maintenance and operation costs and expenses incurred and paid or payable for or in relation to a Project in any period to which said term is applicable, state and local taxes, including franchise taxes, insurance, consumables, payments under any lease, payments pursuant to the agreements for the management, operation and maintenance of the Project, legal fees, costs and expenses paid by in connection with the management, maintenance or operation of the Project, fees paid in connection with obtaining, transferring, maintaining or amending any licenses and permits, general and administrative expenses (but without duplication of any amounts contemplated by the Overhead Component) and ordinary course fees, prudent reserves and all other expenses paid or payable in the ordinary course of business in connection with such Project.

8

“Overhead Component” means, for each Annual Period, [Redacted - Commercially Sensitive Information - Projects Subject to Earnout].

“Project” means each of the [Redacted  - Commercially Sensitive Information - Projects Subject to Earnout] (collectively, the “Projects”).

“Project Company” means [Redacted  - Commercially Sensitive Information - Projects Subject to Earnout] (collectively, the “Project Companies”).

“Repowering” means the removal from service of existing wind turbine generators at a Project and their replacement with new wind turbine generators in a manner that is intended to permit the Project Company to comply with IRS Notice 2016-31 (the 80/20 Rule).

“Required Capital Contributions” means, for an Earnout Party, capital contributions made to or through such Earnout Party (i) for required maintenance (but without duplication of any amounts included in Operating Expenses of such Earnout Party), (ii) to satisfy obligations of such Earnout Party (or an entity in which such Earnout Party directly or indirectly owns an interest) under any tax equity agreements in effect as of the date hereof, and (iii) to provide capital to such Earnout Party (or an entity in which such Earnout Party directly or indirectly owns an interest) such that such entity has sufficient cash to meet its obligations.

“Reserve Maximum” means $20,000,000, as may be reduced in connection with an Exit Event or a [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] Project Exit pursuant to Section 2.2.

[Redacted - Commercially Sensitive Information - Projects Subject to Earnout]

9

“Senior Secured Indebtedness” means term financing secured by all or substantially all assets of the applicable borrower, and any guaranties thereof, but expressly does not include short-term (i.e., less than one year in maturity) trade payables incurred in the ordinary course of business.

[Redacted - Commercially Sensitive Information - Projects Subject to Earnout]

“Tracking Date” means April 30th of each calendar year during the Earnout Period; provided that, in respect of the first Annual Period, in the event that the Closing Date falls on or after November 1, 2024 and prior to January 1, 2025, the initial Tracking Date shall be the last day of the sixth full calendar month following the Closing Date.

“Useful Life” means, as of the date hereof (and rounded to the nearest whole year), [Redacted - Commercially Sensitive Information - Projects Subject to Earnout], in each case as may be extended by a Repowering.

“[Redacted - Commercially Sensitive Information  - Projects Subject to Earnout] Contribution Percentage” means [Redacted - Commercially Sensitive Information - Projects Subject to Earnout].

“[Redacted – Commercially Sensitive Information – Projects Subject to Earnout] Holdings” means [Redacted – Commercially Sensitive Information – Projects Subject to Earnout], a Delaware limited liability company.

[Redacted - Commercially Sensitive Information - Projects Subject to Earnout]

10

(b)          Each capitalized term listed below is defined in the corresponding reference in this Agreement:

11

Terms	Sections
Agreement	Preamble
APUC Tracking Account	Section 2.1(a)
APUC Tracking Account Balance	Section 2.1(a)
Buyer	Preamble
Closing	Recitals
Company	Recitals
[Redacted – Commercially Sensitive Information – Projects Subject to Earnout]	Section 1.1
Cumulative Cash Tracking Account	Section 2.1(a)
Earnout Parties	Recitals
Earnout Party	Recitals
Earnout Payment	Section 2.1(g)
Earnout Statement	Section 2.1(j)
[Redacted – Commercially Sensitive Information – Projects Subject to Earnout]	Section 1.1
Election Exit Event	Section 2.2(b)
EPS Tracking Account	Section 2.1(a)
EPS Tracking Account Balance	Section 2.1(a)
Exit Date	Section 2.2(b)
Exit Event	Section 2.2(b)
Exit Notice	Section 2.2(b)
Exit Payment	Section 2.2(a)
Intended Tax Treatment	Section 4.3
[Redacted – Commercially Sensitive Information – Projects Subject to Earnout]	Section 1.1
[Redacted – Commercially Sensitive Information – Projects Subject to Earnout]	Recitals
[Redacted – Commercially Sensitive Information – Projects Subject to Earnout]	Recitals
Notice of Disagreement	Section 2.1(k)
Payor Cash Tracking Account	Section 2.1(a)
Project Companies	Section 1.1
Projects	Section 1.1
Purchase Agreement	Recitals
Purchased Interests	Recitals
Seller	Preamble
[Redacted – Commercially Sensitive Information – Projects Subject to Earnout]	Section 1.1
[Redacted – Commercially Sensitive Information – Projects Subject to Earnout]	Recitals
[Redacted – Commercially Sensitive Information – Projects Subject to Earnout]	Section 1.1
Tracking Account	Section 2.1(a)
Tracking Account Balance	Section 2.1(a)
[Redacted – Commercially Sensitive Information – Projects Subject to Earnout]	Recitals
[Redacted – Commercially Sensitive Information – Projects Subject to Earnout]	Section 1.1
[Redacted – Commercially Sensitive Information – Projects Subject to Earnout]	Section 1.1
[Redacted – Commercially Sensitive Information – Projects Subject to Earnout]	Section 1.1
[Redacted – Commercially Sensitive Information – Projects Subject to Earnout]	Recitals
[Redacted – Commercially Sensitive Information – Projects Subject to Earnout]	Section 1.1

12

ARTICLE II

EARNOUT

Section 2.1           Tracking Accounts; Earnout Payments.

(a)          During the Earnout Period, the Buyer shall record in its books and records and update on no less than an annual basis notional tracking accounts, which may be positive or negative, reflecting (i) the Available Cash of each Earnout Party (a “Payor Cash Tracking Account”); (ii) the cumulative amount of all Available Cash of all Earnout Parties (the “Cumulative Cash Tracking Account”); (iii) the portion of Available Cash creditable to all Earnout Parties in the aggregate in accordance with the terms hereof (the “EPS Tracking Account”, and the notional amount, whether positive or negative, of such account, the “EPS Tracking Account Balance”); and (iv) the portion of Available Cash creditable to Seller in accordance with the terms hereof (the “APUC Tracking Account”, and the notional amount of such account, the “APUC Tracking Account Balance”; each of the Payor Cash Tracking Accounts, the Cumulative Cash Tracking Account, the EPS Tracking Account and the APUC Tracking Account, a “Tracking Account”, and the notional amount, whether positive or negative, of each such account, the “Tracking Account Balance”).  Each of the parties acknowledges and agrees that each Tracking Account shall have a balance of zero on the Commencement Date.

(b)          The Tracking Account Balance of each Tracking Account shall be calculated in accordance with the terms of this Section 2.1 on each Tracking Date for the applicable Annual Period.

(c)         In the event an Annual Period is less than a full calendar year, the Debt Component, LC Component and Overhead Component in the calculation of Available Cash for each Earnout Party shall each be adjusted multiplied by a fraction, the numerator of which is the actual number of days in the Annual Period, and the denominator of which is 365.

(d)         The amount of Available Cash across all Earnout Parties for an Annual Period shall first be credited to (if positive) or debited from (if negative) the Cumulative Cash Tracking Account on the Tracking Date in respect of such Annual Period prior to making any credits or debits to the EPS Tracking Account or APUC Tracking Account.

13

(e)          If the amount of Available Cash from all Earnout Parties for an Annual Period is negative, then such amount shall be debited from the EPS Tracking Account on the applicable Tracking Date.

(f)          If the amount of Available Cash for an Annual Period is positive, then, on the applicable Tracking Date, such amount shall be:

(i)            first, credited to the EPS Tracking Account until the EPS Tracking Account Balance is equal to the Reserve Maximum;

(ii)          second, credited to the APUC Tracking Account in an amount equal to the APUC Earnout Credit Amount; and

(iii)         third, credited to the EPS Tracking Account.

(g)         If an APUC Earnout Credit Amount is greater than zero on a Tracking Date after giving effect to the calculations set forth in Section 2.1(f), then Buyer shall, no later than 10 Business Days following the date on which the Earnout Statement becomes binding in accordance with Section 2.1(k), pay or cause to be paid to Seller (x) to the extent any portion of a previous Earnout Payment has not been paid to Seller when due in accordance with this Section 2.1, any such unpaid amounts and (y) an amount (such amount, an “Earnout Payment”) equal to the lesser of (i) the applicable APUC Earnout Credit Amount and (ii) the amount that, taken together with all other Earnout Payments previously paid to Seller hereunder (including any amounts paid pursuant to the foregoing clause (x)), equals the Earnout Threshold.

(h)          Notwithstanding anything to the contrary herein, in no event shall:

(i)           Buyer be obligated to pay any amount to Seller to the extent such amount, together with the aggregate amount of all payments previously made to Seller hereunder (including any Earnout Payments, any Exit Payments and payment of any [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] Specified Proceeds), would exceed the then-applicable Earnout Threshold; or

(ii)          Buyer or any of its Affiliates be required to contribute capital to the Project Companies or to any other entity or for any other purpose relating to the Projects following the Closing.

(i)           An illustrative computation of the Earnout Payments described in this Section 2.1 is set forth in Exhibit A attached hereto.

(j)          No later than five Business Days after each Tracking Date, Buyer shall deliver (or shall cause to be delivered) to Seller a written statement (such statement, with respect to such Annual Period, an “Earnout Statement”) setting forth the Tracking Account Balance for each Tracking Account, together with supporting calculations and documentation.

14

(k)        The Earnout Statement and associated calculation of the Earnout Payment, if any, in respect of an Annual Period shall become final and binding on the 30th day following delivery thereof, unless prior to the end of such period, Seller delivers to Buyer a written notice of its disagreement (a “Notice of Disagreement”), specifying the nature and amount, as applicable, of any dispute as to the Earnout Payment and the components thereof.  If Seller timely delivers a Notice of Disagreement on or prior to the foregoing 30-day period, then the parties shall follow the dispute procedures set forth in Section 2.3(c)-(f) of the Purchase Agreement, mutatis mutandis.

Section 2.2          FMV Appraisal; Exit Event and [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] Project Exit.

(a)         At any time, Buyer may engage the Independent Appraiser to determine the Fair Market Value, as of a specified date of determination and with respect to any Earnout Party, of the present value of Seller’s interest in projected Earnout Payments under, and subject to the terms of, this Agreement for the remaining Earnout Period that are attributable to such Earnout Party.  In determining such Fair Market Value, the Independent Appraiser shall take into account the amount of Available Cash then-attributable to each Earnout Party (including the Earnout Party subject to the applicable Exit Event) and all Tracking Account Balances as of the time of determination (including, with respect to Available Cash, any amounts accrued but not yet paid to Seller as an Earnout Payment) and the anticipated performance of, and Available Cash generated by, all Earnout Parties (including the Earnout Party subject to the applicable Exit Event) through the remainder of the Earnout Period. Buyer shall direct the Independent Appraiser to make a determination of such Fair Market Value as promptly as practicable, and in any event within 60 days of such engagement, which determination shall be final and binding on the parties.  The “Exit Payment” payable in connection with an Exit Event for an Earnout Party shall be an amount equal to (i) the Fair Market Value for such Earnout Party as determined by the Independent Appraiser pursuant to this Section 2.2(a) minus (ii) an amount equal to the contribution made by such Earnout Party subject to the Exit Event to the Earnout Payments (if any) paid to Seller following such Fair Market Value determination.  Unless superseded by a subsequent determination of Fair Market Value pursuant to this Section 2.2(a), such Earnout Payment shall be valid and applicable to any Exit Event in respect of such Earnout Party that occurs within 12 months from the date of determination of Fair Market Value.  Buyer shall provide the Independent Appraiser with access to the books and records of the applicable Earnout Party in a manner consistent with the terms of Section 2.3(c), mutatis mutandis. The fees and expenses of the Independent Appraiser shall be borne equally by Buyer and Seller.

(b)         If (i) Buyer elects to terminate this Agreement with respect to any Earnout Party (an “Election Exit Event”) or (ii) Earnout Party Parent or any Subsidiary thereof desires to sell to an unaffiliated third party (x) 50% or more of the equity interests of (A) any Subsidiary of Earnout Party Parent that has no material assets other than its ownership, directly or indirectly, of the equity interests of a single Earnout Party, (B) an Earnout Party or (C) a Subsidiary of an Earnout Party (other than [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] or any [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] Project Company), in each case, that are held, directly or indirectly, by Earnout Party Parent as of the date hereof, (y) all of the equity interests in [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] held, directly or indirectly, by [Redacted – Commercially Sensitive Information – Projects Subject to Earnout](which, for the avoidance of doubt, shall be an Exit Event in respect of [Redacted – Commercially Sensitive Information – Projects Subject to Earnout]) or (z) all or substantially all of the assets of any Project Company (any such event contemplated in the foregoing clause (i) and clause (ii), an “Exit Event”), it shall send written notice of such Exit Event to Seller (an “Exit Notice”) at least 10 Business Days prior to the anticipated consummation of such Exit Event specifying the date of such Exit Event (the “Exit Date”) and the Exit Payment to be paid in respect thereof.  For the avoidance of doubt, Buyer shall cause the Exit Payment in respect of an Exit Event to be determined in accordance with Section 2.2(a) prior to delivery of an Exit Notice.

15

(c)          Upon the occurrence of any Exit Event, for the Annual Period after the Annual Period in which such Exit Event occurred (and, with respect to the Annual Period in which such Exit Event occurred, during the period of such Annual Period after such Exit Event), the then-applicable Debt Component shall be reduced to (i) the then-applicable Debt Component, multiplied by (ii) (x) one minus (y) the Contribution Percentage of such Earnout Party.

(d)          On the Exit Date, Buyer shall pay or cause to be paid to Seller the applicable Exit Payment in cash by wire transfer of immediately available funds to one or more bank accounts designated by Seller.

(e)         Upon any Exit Event with respect to an Earnout Party, for the Annual Period during which the Exit Date occurs and each Annual Period thereafter, (i) the then-applicable Earnout Threshold shall be reduced by a one-time amount equal to the product of the Contribution Percentage of the applicable Earnout Party (as of the Commencement Date; except, in the case of an Exit Event for [Redacted – Commercially Sensitive Information – Projects Subject to Earnout], as the Contribution Percentage of [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] was reduced by any prior [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] Project Exit) multiplied by the Earnout Threshold (as of the Commencement Date); and (ii) the then-applicable Reserve Maximum shall be reduced by an amount equal to the product of the Contribution Percentage (as of the Commencement Date; except, in the case of an Exit Event for [Redacted – Commercially Sensitive Information – Projects Subject to Earnout], as the Contribution Percentage of [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] was reduced by any prior [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] Project Exit) of the applicable Earnout Party multiplied by the Reserve Maximum (as of the Commencement Date).  If an Exit Event occurs with respect to an Earnout Party, then conditional upon and subject to payment of the applicable Exit Payment to Seller, Buyer shall have no further liabilities or obligations of any kind hereunder arising out of or relating to such Earnout Party.

(f)          Upon a [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] Project Exit, this Agreement shall no longer apply to the applicable [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] Project.  Upon any [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] Project Exit, for the Annual Period in which such [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] Project Exit occurred and each subsequent Annual Period: (i) the then-applicable Earnout Threshold shall be reduced by a one-time amount equal to the product of the [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] Contribution Percentage of the applicable [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] Project multiplied by the Earnout Threshold (as of the Commencement Date); (iii) the then-applicable Reserve Maximum shall be reduced by a one-time amount equal to the product of the [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] Contribution Percentage of the applicable [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] Project multiplied by the Reserve Maximum (as of the Commencement Date); and (iv) the then-applicable Debt Component and then-applicable Overhead Component with respect to [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] shall be reduced by an amount equal to the Debt Component or Overhead Component (in each case as of the Commencement Date), as applicable, multiplied by the [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] Contribution Percentage of such [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] Project divided by the sum of the [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] Contribution Percentages of all [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] Projects (determined as of the Commencement Date).

16

Section 2.3           Covenants.

(a)          During the Earnout Period, Buyer shall, to the extent permitted by applicable Law, cause each Earnout Party and each Earnout Party’s controlled Subsidiaries to make distributions on at least an annual basis.

(b)          During the Earnout Period, Buyer shall, and shall cause each of the Earnout Parties and the Project Companies to:

(i)          refrain from entering into any Contract which, at the time of entry into such Contract by its terms, would prohibit the making of any Earnout Payment or that provides that the payment of any Earnout Payment constitutes (whether with or without the passage of time, the giving of notice or both), a default, an event of default or a similar occurrence thereunder;

(ii)         maintain the corporate existence of each Earnout Party and the Project Companies;

(iii)        except in connection with an Exit Event or a [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] Project Exit, refrain from permitting any new or existing Subsidiary of the Earnout Party (other than [Redacted – Commercially Sensitive Information – Projects Subject to Earnout]) that is not a Project Company to be less than wholly-owned directly or indirectly by such Earnout Party; provided, that the foregoing shall not prohibit the sale of equity in an Earnout Party or any of its Subsidiaries to a bona fide third party so long as Buyer pays, or causes to be paid, to Seller an amount equal to the Exit Payment applicable to such Earnout Party, pro-rated to reflect the portion of the Earnout Party’s indirect ownership interest in its Project(s) that is being sold to such third party (and “Contribution Percentage” and related terms shall be proportionately adjusted to reflect such partial sale of equity);

(iv)        refrain from effecting any Election Exit Event prior to the third anniversary of the date of this Agreement; and

(v)        enter into any transaction between an Earnout Party or any entity in which an Earnout Party directly or indirectly has an interest, on the one hand, and any Affiliate of the Earnout Parties, on the other hand, with respect to the Projects unless such transaction is on terms no less favorable to the Earnout Parties as would be obtained in a transaction with a bona fide third party;

17

provided, in each case, that to the extent a Project Company is not Controlled by an Earnout Party, the covenants set forth in this Section 2.3 shall be subject to the exercise of commercially reasonable efforts by Buyer and such Earnout Party (as may be circumscribed by the constituent documents of the applicable Project Company).

(c)         Buyer shall cause each Earnout Party to maintain financial statements, financial ledgers or other books and records reflecting the Earnout Payments and underlying Project performance.  In addition, Buyer shall cause each Earnout Party to provide Seller and its Representatives with access (which may be in-person or virtual) to its books and records regarding the Project Companies and their material operations, in each case, as reasonably requested by Seller with at least two Business Days’ notice; provided, however, that any such access shall be conducted at Seller’s expense, during normal business hours, under the supervision of Earnout Party’s or their respective Affiliate’s personnel and in such a manner as to not (x) unreasonably interfere with the normal operations of the Project Companies, (y) create a material risk of damage or destruction to any material property or assets of the Project Companies or (z) fail to comply with the Project Companies’ health and safety protocols and instructions.

(d)         During the Earnout Period, Buyer shall cause [Redacted - Commercially Sensitive Information - Obligations Related to Projects Subject to Earnout].

(e)        If Buyer has assigned all of its rights and obligations under this Agreement or novated this Agreement in its entirety to the Earnout Parties, then at any time thereafter when the aggregate amount of Senior Secured Indebtedness of the Earnout Parties has a principal amount in excess of $[Redacted – Commercially Sensitive Information – Monetary Threshold], the Earnout Parties shall collectively maintain an aggregate amount of unrestricted cash, cash equivalents and/or undrawn loan commitments under any working capital facility of not less than $[Redacted – Commercially Sensitive Information – Monetary Threshold].

18

Section 2.4          Repowering.  If any Project undergoes any Repowering or expansion during the Earnout Period, then notwithstanding anything to the contrary in this Agreement:

(a)          any capital contributions or other cash paid in respect of such Repowering or expansion shall be excluded from the determination of Required Capital Contributions;

(b)         the proceeds of any debt or equity financing of such Repowering or expansion shall be excluded from the determination of Available Cash; and

(c)          to the extent any Project is taken out of service in connection with any such Repowering, the final Annual Period (and the associated calculation of Available Cash) for such Project shall be extended on a day-for-day basis by a number of days equal to (i) the Monthly Weighted Average MW Out-of-Service of such Project divided by (ii) the MW capacity of such Project prior to such Repowering, as specified in the definition of such Project multiplied by (iii) the number of days in the applicable month.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

               Section 3.1          Mutual Representations and Warranties. Buyer hereby represents and warrants to Seller, and Seller hereby represents to Buyer, as follows:

(a)         Authorization of Agreement. Such party has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by such party have been duly authorized by all necessary corporate action on the part of such party and no other corporate proceedings on the part of such party are necessary to authorize this Agreement. This Agreement has been duly executed and delivered by such party and, assuming the due authorization, execution and delivery hereof by the other party, constitutes the legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms, subject to the Enforceability Exceptions.

(b)         No Conflict. The execution and delivery of this Agreement by such party and the performance by such party of its obligations under this Agreement do not and shall not (a) violate the Organizational Documents of such party, (b) violate or result in a material breach of any Law or Permit applicable to such party or any of its assets or properties, (c) violate or result in a material breach of any of the terms and conditions of, cause the termination of or give any other contracting party the right to terminate, or constitute (or with notice or lapse of time, or both, constitute) a material default under any material Contract to which such party is a party or (d) result in the creation of any material Encumbrance upon any of the assets or properties of such party pursuant to the terms of any Contract to which such party is a party.

19

ARTICLE IV

GENERAL PROVISIONS

Section 4.1          Termination. This Agreement shall automatically terminate upon the earliest to occur of (i) the Earnout Outside Date (provided, that if any Notice of Disagreement is pending at the time of the Earnout Outside Date, the Earnout Outside Date shall automatically be tolled until such Notice of Disagreement is finally resolved in accordance with the terms of this Agreement), (ii) the date on which an Exit Event has occurred with respect to all Earnout Parties and Buyer has paid the applicable Exit Payment with respect to all Earnout Parties and (iii) the date on which the aggregate amount of all payments made to Seller hereunder (including, without limitation, any Earnout Payments, any Exit Payments and any payments of [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] Specified Proceeds) equal the Earnout Threshold (subject to the applicable provisions of Section 2.1); provided, that the termination of this Agreement pursuant to the foregoing clause (i) shall not relieve Buyer of any obligation to pay any Earnout Payment earned for the last Annual Period or any prior Annual Period prior to the Earnout Outside Date (subject to clause (iii)).

Section 4.2          Fees and Expenses. Except as otherwise specifically provided in this Agreement, all fees and expenses incurred in connection with this Agreement shall be paid by the party incurring such expenses.

Section 4.3          Certain Tax Matters.  Unless otherwise required pursuant to a “determination” (as defined in Section 1313(a)(1) of the Code) or another similar or corresponding determination made under applicable Law (as mutually determined in good faith by Buyer and Seller), or unless otherwise required by applicable Law, Buyer and Seller shall treat and report (and shall cause their respective Affiliates to treat and report) for all applicable tax purposes any payment made pursuant to this Agreement as an adjustment to the consideration paid by Buyer to Seller for the Purchased Interests under the Purchase Agreement (the “Intended Tax Treatment”).  Accordingly, absent a change in Law, as long as Seller has delivered to Buyer the tax forms and certificates described in Section 2.2(b)(x) and Section 2.2(b)(xii) of the Purchase Agreement, neither Buyer nor any of the Earnout Parties shall withhold Tax from any payment to Seller pursuant to this Agreement.

Section 4.4          Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Purchase Agreement, the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties hereto with respect to the subject matter hereof and thereof. Neither this Agreement, the Purchase Agreement nor any Ancillary Agreement shall be deemed to contain or imply any restriction, covenant, representation, warranty, agreement or undertaking of any party with respect to the transactions contemplated hereby or thereby other than those expressly set forth herein or therein or in any document required to be delivered hereunder or thereunder, and none shall be deemed to exist or be inferred with respect to the subject matter hereof. Notwithstanding any oral agreement or course of conduct of the parties or their Representatives to the contrary, no party to this Agreement shall be under any legal obligation to enter into or complete the transactions contemplated hereby unless and until this Agreement shall have been executed and delivered by each of the parties.

20

Section 4.5           Miscellaneous.

(a)         The provisions set forth in Section 2.4 (Tax Withholding), Section 9.4 (Amendment and Modification), Section 9.5 (Waiver; Extension), Section 9.6 (Notices), Section 9.7 (Interpretation), Section 9.9 (Parties in Interest), Section 9.10 (Governing Law), Section 9.13 (Assignment; Successors), Section 9.14 (Specific Performance), Section 9.16 (Severability), Section 9.17 (Waiver of Jury Trial) and Section 9.18 (Counterparts) of the Purchase Agreement are incorporated herein by reference, mutatis mutandis; provided, that, notwithstanding anything to the contrary in Section 9.13 of the Purchase Agreement, (i) Buyer shall not be permitted to transfer or assign any of its rights or interests in this Agreement without the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed) if such transfer or assignment) if such transfer or assignment would be expected to change the Intended Tax Treatment, require deduction or withholding of Taxes in respect of any post-Transfer payment to Seller or otherwise would be expected to have any material adverse effect on Seller or any of its Affiliates; provided, further, that (A) Buyer may assign its rights and obligations related to any Earnout Party hereunder to the applicable Earnout Party without the consent of Seller and (B) in the event [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] effects a [Redacted – Commercially Sensitive Information – Negotiations with Third Party] in the [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] Project, Buyer or [Redacted – Commercially Sensitive Information – Projects Subject to Earnout], as applicable, may assign all of its rights and obligations hereunder to [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] without the consent of Seller, and [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] shall succeed to [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] as the Earnout Party in respect of the [Redacted – Commercially Sensitive Information – Projects Subject to Earnout] Project for all purposes hereunder, and (ii) Seller shall not be permitted to transfer or assign any of its rights or interests in this Agreement without the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed); provided, that Seller may assign its rights or interests hereunder without the prior written consent of Buyer to one or more of its wholly-owned Subsidiaries so long such assignment would not be expected to change the Intended Tax Treatment and otherwise would not be expected to have any material adverse effect on Buyer or any of its Affiliates.

(b)        Without limiting the provisions set forth in Section 9.13 of the Purchase Agreement (as incorporated herein and subject to the modifications set forth above), Buyer may assign or transfer by novation all (and not less than all) of its rights and obligations related to any Earnout Party hereunder to the applicable Earnout Party without the consent of (but upon prior written notice to) Seller.  Seller hereby acknowledges and agrees that (i) upon the execution and delivery of a joinder to this Agreement pursuant to which the applicable Earnout Party makes the representations and warranties set forth in Section 3.1 to Seller as of the date of such joinder and agrees to assume and be bound by all of Buyer’s obligations in respect of such Earnout Party hereunder, Buyer shall be fully and irrevocably released and discharged from all claims, liabilities and obligations arising out of or related to such Earnout Party or its Projects hereunder, including the payment of the portion of any Earnout Payment attributable to such Earnout Party or its Projects, and (ii) upon the assignment by Buyer and the assumption by the Earnout Parties, jointly and severally, of all of Buyer’s rights and obligations hereunder in accordance with this Section 4.5(b), this Agreement shall immediately and irrevocably terminate with respect to Buyer, and Buyer shall be fully and irrevocably released and discharged from any and all claims, liabilities and obligations arising out of or related to this Agreement, automatically and without the need for any further action by the Parties.

Remainder of page intentionally left blank; signature page follows.

21

IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be signed, all as of the date first written above.

SELLER:

ALGONQUIN POWER & UTILITIES CORP.

By:
Name:
Title:

By:
Name:
Title:

BUYER:

ALTIUS RENEWABLES, ULC

By:
Name:
Title:

[Signature Page to Earnout Agreement]

Exhibit A

Illustrative Earnout Payment Calculation

[Redacted – Commerically Sensitive Information]

EXHIBIT A

Exhibit B

Debt Component

[Redacted – Commerically Sensitive Information]

EXHIBIT C

Exhibit C

Overhead Components

[Redacted – Commerically Sensitive Information]

EXHIBIT C

Exhibit D

Illustrative Monthly Weighted Average MW Out-of-Service Calculation

[Redacted – Commerically Sensitive Information]

EXHIBIT D

Exhibit K

Form of Self-Monetization LLC Amendments

[Redacted – Commercially Sensitive Information]